Filed Pursuant to Rule 424(b)(3)
Registration No. 333-274252

TRANSACTION PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Denbury Inc.:

On July 13, 2023, Denbury Inc. (“Denbury”), Exxon Mobil Corporation (“ExxonMobil”) and EMPF Corporation, a wholly owned subsidiary of ExxonMobil (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), under which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Denbury, with Denbury surviving as a wholly owned subsidiary of ExxonMobil (the “Merger”).

If the Merger is completed, Denbury stockholders will receive, in exchange for each share of Denbury common stock, par value $0.001 per share, held immediately prior to the Merger, 0.840 of a share of ExxonMobil common stock, without par value (such consideration, the “Merger Consideration”).

Denbury’s board of directors has unanimously approved the Merger Agreement and recommends that Denbury stockholders vote in favor of approving and adopting the Merger Agreement.

Based on ExxonMobil’s closing stock price of $119.47 on September 28, 2023, the most recent practicable date for which such information was available, the Merger Consideration represented approximately $100.35 in value per share of Denbury common stock, which represents a premium of approximately 14.36% over the closing price of the Denbury common stock of $87.75 on July 12, 2023, the last trading day before the public announcement of the execution of the Merger Agreement with ExxonMobil. The value of the Merger Consideration to be received in exchange for each share of Denbury common stock will fluctuate with the market value of ExxonMobil common stock until the Merger is complete. The Denbury common stock is listed on The New York Stock Exchange (the “NYSE”) under the symbol “DEN”. The ExxonMobil common stock is listed on the NYSE under the symbol “XOM”.

The Merger cannot be completed without approval of the proposal to adopt the Merger Agreement by the affirmative vote of holders of a majority of the outstanding shares of Denbury common stock entitled to vote thereon. Because of this, Denbury is holding a special meeting of its stockholders on October 31, 2023 (the “Special Meeting”) to vote on the proposal necessary to complete the Merger. Information about the Special Meeting, the Merger, the Merger Agreement and the other business to be considered by stockholders at the Special Meeting is contained in this proxy statement/prospectus. Denbury’s board of directors has fixed the close of business on September 27, 2023 as the record date for the determination of Denbury stockholders entitled to notice of, and to vote at, the Special Meeting. Any stockholder entitled to attend and vote at the Special Meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Denbury common stock. We urge you to read this proxy statement/prospectus and the annexes and documents incorporated by reference carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 31.

The Denbury board of directors has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Denbury and its stockholders, approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger in accordance with the requirements of the Delaware General Corporation Law and directed that the Merger Agreement be submitted to the Denbury stockholders for adoption at a meeting of such stockholders. The Denbury board of directors unanimously recommends that Denbury stockholders vote “FOR” the proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

Your vote is very important regardless of the number of shares of Denbury common stock that you own.

Whether or not you plan to attend the Special Meeting virtually, please submit your proxy as soon as possible by following the instructions on the accompanying proxy card to make sure that your shares are represented at the meeting. If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by the broker, bank or other nominee. You must provide voting instructions by filling out the voting instruction form in order for your shares to be voted.

The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically in person.

Thank you for your continued support.

Very truly yours,

Christian S. Kendall

President and Chief Executive Officer

Denbury Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger or the other transactions described in this proxy statement/prospectus or the securities to be issued in connection with the Merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated September 29, 2023, and is first being mailed to stockholders of Denbury on or about September 29, 2023.

ADDITIONAL INFORMATION

The accompanying document is the proxy statement of Denbury for the Special Meeting and the prospectus of ExxonMobil for the shares of ExxonMobil common stock to be issued to Denbury stockholders as consideration in the Merger. The accompanying proxy statement/prospectus incorporates by reference important business and financial information about Denbury and ExxonMobil from documents that are not included in or delivered with the accompanying proxy statement/prospectus. You can obtain the documents incorporated by reference into the accompanying proxy statement/prospectus (other than certain exhibits or schedules to these documents), without charge, by requesting them in writing or by telephone from Denbury or ExxonMobil at the following addresses and telephone numbers, or through the Securities and Exchange Commission website at www.sec.gov:

Denbury	ExxonMobil
5851 Legacy Circle, Suite 1200	22777 Springwoods Village Parkway
Plano, TX 75024	Spring, Texas 77389-1425
Attention: Investor Relations	Attention: Investor Relations
(972) 673-2000	(972) 940-6000 (General)
IR@denbury.com	Investor.relations@exxonmobil.com

In addition, if you have any questions concerning the Merger Agreement or the Merger or the other transactions contemplated by the Merger Agreement, or the accompanying proxy statement/prospectus, or if you would like additional copies of this proxy statement/prospectus or documents incorporated by reference herein, or if you need help voting your shares of Denbury common stock, please contact Denbury’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll-Free: (877) 717-3905

Banks & Brokers May Call Collect: (212) 750-5833

If you would like to request documents, please do so no later than five business days before the date of the Special Meeting (which date is October 24, 2023).

See “Where You Can Find More Information” beginning on page 178 of the accompanying proxy statement/prospectus for further information.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD October 31, 2023

To our Stockholders:

You are hereby notified that a Special Meeting of Stockholders of Denbury Inc., a Delaware corporation (“Denbury”), will be held virtually at www.virtualshareholdermeeting.com/DEN2023SM at 10:00 a.m. Central Time (CT) on October 31, 2023, for the following purposes:

a.

to vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated July 13, 2023, by and among Exxon Mobil Corporation, a New Jersey corporation (“ExxonMobil”), EMPF Corporation, a Delaware corporation and wholly owned subsidiary of ExxonMobil (“Merger Sub”), and Denbury (as it may be amended from time to time, the “Merger Agreement”), which is further described in the section titled “The Merger Agreement” beginning on page 112, and a copy of which is attached as Annex A to the proxy statement/prospectus of which this notice forms a part (the “Merger Agreement Proposal”); and

b.

to hold an advisory vote to approve certain compensation that may be paid or become payable to Denbury’s named executive officers that is based on or otherwise related to the merger (the “Advisory Compensation Proposal”).

Denbury will transact no other business at the Special Meeting except such business as may properly be brought before the Special Meeting or any adjournment or postponement thereof by or at the direction of the Denbury board of directors. Please refer to the proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the Special Meeting.

Only stockholders of record as of September 27, 2023 are entitled to notice of, and to vote at, the Special Meeting.

To be admitted to the Special Meeting at www.virtualshareholdermeeting.com/DEN2023SM, stockholders must enter the control number found on their proxy card, voting instruction form or notice. Once properly admitted to the Special Meeting, stockholders of record as of the record date may vote their shares by following the instructions available on the meeting website during the meeting and may also view the complete list of stockholders entitled to vote at the annual meeting. To ask a question pertaining to the business of the Special Meeting, stockholders must submit it in advance of the Special Meeting by visiting www.proxyvote.com. Questions may be submitted until 11:59 p.m., Eastern Time, on October 30, 2023. Each stockholder will be limited to no more than one question. Technical support will be available on the meeting platform at www.virtualshareholdermeeting.com/DEN2023SM beginning at 9:30 a.m. Central Time on October 31, 2023 or by calling (800) 586-1548 (US) or (303) 562-9288 (International). The technical support offered through this service is designed to address difficulties related to the virtual meeting website, and it is recommended that you contact your broker should you be unable to locate your control number.

Completion of the Merger is conditioned on adoption of the Merger Agreement by the Denbury stockholders, which requires the affirmative vote of holders of a majority of the outstanding shares of Denbury common stock entitled to vote thereon.

The Denbury board of directors has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Denbury and its stockholders, approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger in accordance with the requirements of the

Delaware General Corporation Law and directed that the Merger Agreement be submitted to the Denbury stockholders for adoption at a meeting of such stockholders. The Denbury board of directors unanimously recommends that Denbury stockholders vote “FOR” the proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

Your vote is very important regardless of the number of shares of Denbury common stock that you own. If you plan to attend the Special Meeting virtually, please follow the instructions as outlined in this proxy statement/prospectus. Whether or not you expect to attend the Special Meeting virtually, we urge you to submit your vote in advance of the meeting. If your shares are held in the name of a broker, bank or other nominee, please vote by following the instructions on the voting instruction form furnished by the broker, bank or other nominee. If you hold your shares in your own name, submit a proxy to vote your shares as promptly as possible by (i) visiting the internet site listed on the accompanying proxy card, (ii) calling the toll-free number listed on the proxy card or (iii) submitting your proxy card by mail by using the self-addressed, stamped envelope provided. Submitting a proxy will not prevent you from voting virtually at the meeting, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Denbury common stock may vote virtually at the Special Meeting, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Special Meeting in the manner described in the proxy statement/prospectus of which this notice is a part.

The proxy statement/prospectus of which this notice is a part provides a detailed description of the Merger and the Merger Agreement and the other matters to be considered at the Special Meeting. We urge you to carefully read this proxy statement/prospectus, including any documents incorporated by reference herein, and the annexes in their entirety. In particular, we urge you to carefully read the section entitled “Risk Factors” beginning on page 31.

If you have any questions concerning the Merger or this proxy statement/prospectus, would like additional copies or need help voting your shares of Denbury common stock, please contact Denbury’s proxy solicitor: Innisfree M&A Incorporated at (877) 717-3905.

By order of the Board of Directors,

James S. Matthews

Executive Vice President, Chief Administrative Officer,

General Counsel and Secretary

Denbury Inc.

September 29, 2023

i

ii

iii

QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of Denbury, may have regarding the Merger and other matters being considered at the special meeting of Denbury stockholders (the “Special Meeting”) and brief answers to those questions. To better understand these matters, and for a description of the legal terms governing the Merger, Denbury urges you to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger and the other matters being considered at the Special Meeting. Additional important information is also contained in the annexes to this proxy statement/prospectus and the documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 178 of this proxy statement/prospectus.

Q: Why am I receiving this document?

A: Exxon Mobil Corporation, a New Jersey corporation (“ExxonMobil”), EMPF Corporation, a wholly owned subsidiary of ExxonMobil (“Merger Sub”), and Denbury Inc., a Delaware corporation (“Denbury”), have entered into an Agreement and Plan of Merger, dated as of July 13, 2023 (as it may be amended from time to time, the “Merger Agreement”), providing for the merger of Merger Sub with and into Denbury (the “Merger”), with Denbury surviving the Merger as a wholly owned subsidiary of ExxonMobil. In order to complete the Merger, Denbury stockholders must approve the proposal to adopt the Merger Agreement and all other conditions to the Merger must be satisfied or waived.

Denbury will hold the Special Meeting to obtain approval of the Merger Agreement proposal and approvals with respect to certain other related matters. This proxy statement/prospectus, which you should read carefully, contains important information about the Merger and other matters being considered at the Special Meeting.

This document is being delivered to you as both a proxy statement of Denbury and a prospectus of ExxonMobil in connection with the Merger. It is the proxy statement by which the Denbury board of directors is soliciting proxies from Denbury stockholders to vote at the Special Meeting, or at any adjournment or postponement of the Special Meeting, on the approval of the Merger Agreement Proposal and the approval of the Advisory Compensation Proposal, each as described more fully herein. In addition, this document is the prospectus by which ExxonMobil will issue shares of ExxonMobil common stock to Denbury stockholders in the Merger in accordance with the Merger Agreement.

Your vote is important regardless of the amount of shares of Denbury common stock that you own. We encourage you to vote as soon as possible.

Q: What is the purpose of the Special Meeting?

A: At the Special Meeting, holders of Denbury common stock will act upon all the matters outlined in the Notice of Special Meeting of Stockholders. These include:

1.	a proposal to approve and adopt the Merger Agreement (the “Merger Agreement Proposal”); and

2.	to approve, on an advisory basis, certain compensation that may be paid or become payable to Denbury’s named executive officers in connection with the Merger (the “Advisory Compensation Proposal”).

Q: What is a proxy and how does it work?

A: The Denbury board of directors is asking for your proxy. A “proxy” is your legal designation of another person to vote the stock you own in the manner you direct. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. By giving your proxy to the persons named as proxy holders in the proxy card accompanying this proxy statement/prospectus, you authorize them to vote your shares of Denbury common stock, $0.001 par value per share, at the Special Meeting in the manner you direct. You may cast votes “FOR,” “AGAINST” or “ABSTAIN” with respect to all, some or none of the matters we are submitting to a vote of holders of Denbury common stock at the Special Meeting.

If you complete and submit your proxy in one of the manners described below, but do not specify how to vote, the proxy holders will vote your shares “FOR” each of the proposals described below.

Q: What will Denbury stockholders receive for their shares of Denbury common stock in the Merger?

A: At the effective time of the Merger (the “effective time”), each share of Denbury common stock issued and outstanding immediately prior to the effective time (including the unvested restricted stock of Denbury, but excluding shares of Denbury common stock held (1) in treasury (excluding Denbury common stock subject to or issuable in connection with a Denbury employee benefit plan) or (2) by ExxonMobil or Merger Sub, which are to be cancelled at the effective time (collectively, the “excluded shares”)) will be converted into the right to receive 0.840 shares of ExxonMobil common stock (the “share consideration”). No fractional shares of ExxonMobil common stock will be issued and each Denbury stockholder who would otherwise have been entitled to receive a fraction of a share of ExxonMobil common stock in connection with the Merger shall receive in lieu thereof a cash payment (together with the share consideration, the “Merger Consideration”), without interest and subject to any applicable withholding taxes, in accordance with the Merger Agreement.

Although the number of shares of ExxonMobil common stock that Denbury stockholders will receive in the Merger is fixed, the market value of the Merger Consideration will fluctuate with the market price of ExxonMobil common stock and will not be known at the time that holders of Denbury common stock vote to adopt the Merger Agreement. Based on the closing price of ExxonMobil’s common stock on the New York Stock Exchange (“NYSE”) on July 12, 2023, the last trading day before the public announcement of the Merger, the 0.840 exchange ratio represented approximately $89.45 in implied value for each share of Denbury common stock. Based on ExxonMobil’s closing price on September 28, 2023 of $119.47, the 0.840 exchange ratio represented approximately $100.35 in implied value for each share of Denbury common stock. The market price of ExxonMobil common stock when Denbury stockholders receive those shares after the Merger is completed could be greater than, less than or the same as the market price of shares of ExxonMobil common stock on the date of this proxy statement/prospectus or at the time of the Special Meeting.

Q: If I am a holder of Denbury common stock, how will I receive the Merger Consideration to which I am entitled?

A: The conversion of Denbury common stock into the right to receive the Merger Consideration will occur automatically upon the completion of the Merger. Promptly after the effective time and in any event within five (5) business days of the completion of the Merger, an exchange agent will mail to each holder of record of Denbury common stock (whose shares were converted into the right to receive the Merger Consideration pursuant to the Merger Agreement) a letter of transmittal and instructions for use in effecting the surrender of certificates representing shares of Denbury common stock (“Certificates”) and book-entry shares representing shares of Denbury common stock (“Uncertificated Shares”) in exchange for the Merger Consideration and any dividends or other distributions to which such Certificates or Uncertificated Shares become entitled to pursuant to the Merger Agreement.

Upon receipt by the exchange agent of (i) either Certificates or Uncertificated Shares and (ii) a duly completed and validly executed letter of transmittal, and such other documents as may be required pursuant to the instructions in the letter of transmittal and otherwise by the exchange agent, the holder of such Certificates or Uncertificated Shares will be entitled to receive the Merger Consideration in exchange therefor.

Q: Who will own ExxonMobil common stock immediately following the transactions?

A: ExxonMobil and Denbury estimate that, as of immediately following completion of the Merger, holders of ExxonMobil common stock as of immediately prior to the Merger will hold approximately 98.92% and holders of

Denbury common stock as of immediately prior to the Merger will hold approximately 1.08% of the outstanding shares of ExxonMobil common stock (or, on a fully diluted basis, holders of ExxonMobil common stock as of immediately prior to the Merger will hold approximately 98.86% and holders of Denbury common stock as of immediately prior to the Merger will hold approximately 1.14% of the shares of ExxonMobil common stock).

Q: How important is my vote?

A: Your vote “FOR” each proposal presented at the Special Meeting is very important regardless of the number of shares of Denbury common stock that you own, and you are encouraged to submit a proxy or proxies as soon as possible.

Q: What vote is required to approve each proposal at the Special Meeting?

A: Approval of the Merger Agreement proposal requires the affirmative vote of holders of a majority in voting power of the outstanding shares of Denbury common stock, at the Special Meeting present (via the Denbury meeting website) or by proxy, entitled to vote on the Merger Agreement proposal. Any abstention by a holder of Denbury common stock and the failure of any holder of Denbury common stock to submit a vote will have the same effect as voting “AGAINST” the Merger Agreement proposal.

Adoption of the Advisory Compensation Proposal requires the affirmative vote of the majority of the voting power present (via the Denbury meeting website) or represented by proxy and entitled to vote on such proposal. Abstentions from voting by a Denbury stockholder attending the Special Meeting via the Denbury meeting website or voting by proxy will have the same effect as a vote “AGAINST” the Advisory Compensation Proposal. A failure to attend the Special Meeting via the Denbury meeting website or by proxy will have no effect on the outcome of the vote on the Advisory Compensation Proposal. Because the Advisory Compensation Proposal is non-binding, if the Merger Agreement is approved by Denbury stockholders and the Merger is completed, the compensation that is the subject of the Advisory Compensation Proposal, including amounts Denbury is contractually obligated to pay, would still be paid regardless of the outcome of the non-binding advisory vote.

See “The Special Meeting—Required Vote; Treatment of Abstentions and Broker Non-Votes” beginning on page 45 of this proxy statement/prospectus.

Q: How does the Denbury board of directors recommend that I vote?

A: Denbury’s board of directors, after considering the various factors described under “The Merger—Recommendation of the Denbury Board of Directors and Reasons for the Merger” beginning on page 73 of this proxy statement/prospectus, the comprehensive process conducted by the Denbury board of directors and the alternatives to the Merger (including Denbury remaining as a standalone company), unanimously (i) determined that it is in the best interests of Denbury and its stockholders, and declared it advisable, for Denbury to enter into the Merger Agreement, (ii) approved the execution, delivery and performance by Denbury of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, and (iii) resolved to recommend the adoption of the Merger Agreement by holders of Denbury common stock and that the adoption of the Merger Agreement be submitted to a vote at a meeting of holders of Denbury common stock.

Accordingly, the Denbury board of directors unanimously recommends that holders of Denbury common stock vote “FOR” the adoption of the Merger Agreement and “FOR” the approval on an advisory (non-binding) basis of certain compensation that may be paid or become payable to Denbury’s named executive officers in connection with the Merger.

Q: Are there any Denbury stockholders who have already committed to voting in favor of the Merger Agreement Proposal at the Special Meeting?

A: Denbury’s directors and executive officers have the right to vote approximately 111,703 shares of the then-outstanding Denbury common stock at the Special Meeting, collectively representing approximately 0.2% of the Denbury common stock outstanding and entitled to vote on that date. We currently expect that Denbury’s directors and executive officers will vote their shares “FOR” the Merger Agreement Proposal and “FOR” the Advisory Compensation Proposal, although no director or executive officer has entered into any agreement obligating him or her to do so.

Q: Will the ExxonMobil common stock received at the time of completion of the Merger be traded on an exchange?

A: Yes. It is a condition to the consummation of the Merger that the shares of ExxonMobil common stock to be issued to Denbury stockholders in connection with the Merger be authorized for listing on the NYSE, subject to official notice of issuance.

Q: How will ExxonMobil shareholders be affected by the Merger?

A: Upon completion of the Merger, each ExxonMobil shareholder will hold the same number of shares of ExxonMobil stock that such stockholder held immediately prior to completion of the Merger. As a result of the Merger, ExxonMobil shareholders will own shares in a larger consolidated company with more assets. However, because in connection with the Merger, ExxonMobil will be issuing additional shares of ExxonMobil common stock to Denbury stockholders in exchange for their shares of Denbury common stock, each outstanding share of ExxonMobil common stock as of immediately prior to the Merger will represent a smaller percentage of the aggregate number of shares of ExxonMobil common stock outstanding after the Merger.

Q: What are the U.S. federal income tax consequences of the Merger to holders of Denbury common stock?

A: The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and ExxonMobil and Denbury intend to report the Merger consistent with such qualification. Each of ExxonMobil and Denbury has agreed in the Merger Agreement to use its reasonable best efforts (i) to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) not to, and not permit or cause any of its respective subsidiaries or affiliates to, take or cause to be taken any action reasonably likely to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. As of the date of this proxy statement/prospectus, Davis Polk & Wardwell LLP (“Davis Polk”), legal counsel to ExxonMobil, and Vinson & Elkins, L.L.P. (“Vinson & Elkins”), legal counsel to Denbury, are of the opinion that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and have provided opinions to ExxonMobil and Denbury, respectively, to that effect. These opinions of counsel are based on customary assumptions and representations, covenants and undertakings of ExxonMobil, Denbury and Merger Sub, all as of the date hereof. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or is violated, the validity of the opinions may be affected and the U.S. federal income tax consequences of the Merger could differ materially from those described in this proxy statement/prospectus. The receipt of an opinion from counsel on the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code is not a condition to either party’s obligation to complete the Merger. ExxonMobil and Denbury have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service (the “IRS”) regarding any matters related to the transactions, and, as a result, there can be no assurance that the IRS will agree with the opinions or would not assert, or that a court would not sustain, a position contrary to the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders (as defined in “U.S. Federal Income Tax Consequences of the Merger”) generally will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash received in lieu of fractional shares of ExxonMobil common stock. If the Merger does not qualify as a “reorganization”, the Merger generally would be a taxable transaction to U.S. holders, and each U.S. holder generally would recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the value of the ExxonMobil common stock it receives in the Merger plus the amount of any cash it receives in lieu of fractional shares of ExxonMobil common stock and (ii) such holder’s adjusted tax basis in its shares of Denbury common stock exchanged in the Merger.

The U.S. federal income tax consequences described above may not apply to all holders of Denbury common stock. You should read “U.S. Federal Income Tax Consequences of the Merger” beginning on page 137 of this proxy statement/prospectus for a more complete discussion of the U.S. federal income tax consequences of the Merger. Tax matters can be complicated and the tax consequences of the Merger to you will depend on your particular tax situation. You should consult your own tax advisor to determine the tax consequences of the Merger to you.

Q: When do ExxonMobil and Denbury expect to complete the Merger?

A: ExxonMobil and Denbury currently expect to complete the Merger in the fourth quarter of 2023, subject to timing of satisfaction of closing conditions to the Merger. However, neither ExxonMobil nor Denbury can predict the actual date on which the Merger will be completed, nor can the parties provide any assurance that the Merger will be completed. See “Risk Factors,” “The Merger—Regulatory Approvals Required for the Merger” and “The Merger Agreement—Conditions to Completion of the Merger” beginning on pages 31, 107 and 116, respectively, of this proxy statement/prospectus.

Q: Is the completion of the Merger subject to any conditions?

A: Yes. ExxonMobil, Merger Sub and Denbury are not required to complete the Merger unless certain conditions are satisfied (or, to the extent permitted by applicable law, waived). These conditions include, among others, the approval and adoption of the Merger Agreement by holders of a majority of Denbury common stock and the expiration or termination of any applicable waiting period, or any extension thereof, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) (in the case of ExxonMobil and Merger Sub’s obligation to complete the Merger, without the imposition of a Burdensome Condition (see “The Merger Agreement – Reasonable Best Efforts Covenant” beginning on page 128 of this proxy statement/prospectus)). For a more complete summary of the conditions that must be satisfied (or, to the extent permitted by applicable law, waived) prior to completion of the Merger, see “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger—Regulatory Approvals Required for the Merger” beginning on pages 117 and 107, respectively, of this proxy statement/prospectus.

Q: What happens if the Merger is not completed?

A: In the event that the Merger Agreement is not adopted by Denbury’s stockholders at the Special Meeting or the Merger is not completed for any other reason, Denbury’s stockholders will not receive any consideration for shares of Denbury stock they own. Instead, Denbury will remain an independent public company, Denbury common stock will continue to be listed and traded on the NYSE and registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Denbury will continue to file periodic reports with the Securities and Exchange Commission (the “SEC”) on account of Denbury’s common stock. If the Merger is not completed for any reason, including as a result of Denbury stockholders failing to approve the necessary proposals, the ongoing businesses of Denbury may be adversely affected, and the anticipated benefits of having completed the Merger will not be realized. See “Risk Factors—Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Denbury” beginning on page 37 of this proxy statement/prospectus.

Under specified circumstances, Denbury and/or ExxonMobil may be required to pay a termination fee upon termination of the Merger Agreement, as described under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 133 of this proxy statement/prospectus.

Q: When and where is the Special Meeting?

A: The Special Meeting will be held virtually at www.virtualshareholdermeeting.com/DEN2023SM on October 31, 2023, at 10:00 a.m., Central Time. On or about September 29, 2023, Denbury commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Special Meeting.

The Special Meeting can be accessed by visiting www.virtualshareholdermeeting.com/DEN2023SM, where Denbury stockholders will be able to participate and vote online. Denbury encourages its stockholders to access the meeting prior to the start time leaving ample time for check-in. Please follow the instructions as outlined in this proxy statement/prospectus. This proxy statement/prospectus is first being furnished to Denbury’s stockholders on or about September 29, 2023.

Denbury has chosen to hold the Special Meeting solely via live webcast and not in a physical location. Denbury has adopted a virtual format for the Special Meeting to make participation accessible for stockholders from any geographic location with Internet connectivity.

Q: Who can vote at the Special Meeting?

A: All holders of shares of Denbury common stock who hold such shares of record at the close of business on September 27, 2023, the record date for the Special Meeting, are entitled to receive notice of, and to vote at, the Special Meeting.

Q: How many votes may I cast?

A: Each outstanding share of Denbury common stock entitles its holder of record to one vote on each matter considered at the Special Meeting. Only Denbury stockholders who held shares of common stock of Denbury of record at the close of business on are entitled to vote at the Special Meeting and any adjournment or postponement of the Special Meeting.

Q: What is the record date in connection with the Special Meeting?

A: The record date for the determination of holders of Denbury common stock entitled to notice of and to vote at the Special Meeting is September 27, 2023.

Q: What constitutes a quorum at the Special Meeting?

A: A quorum is necessary to conduct business at the Special Meeting. A quorum requires the presence at the Special Meeting, by attending the Special Meeting or being represented by proxy, of one-third of the outstanding shares of Denbury common stock entitled to vote on each matter considered at the Special Meeting.

Q: What do I need to do now?

A: After you have carefully read and considered the information contained in or incorporated by reference into this proxy statement/prospectus, please submit your proxy via the Internet or by telephone in accordance with the instructions set forth on the enclosed proxy card, or complete, sign, date and return the enclosed proxy card in the postage-prepaid envelope provided as soon as possible so that your shares will be represented and voted at the Special Meeting.

Additional information on voting procedures can be found under “The Special Meeting” beginning on page 44 of this proxy statement/prospectus.

Q: How will my proxy be voted?

A: If you submit your proxy via the Internet, by telephone or by completing, signing, dating and returning the enclosed proxy card, your proxy will be voted in accordance with your instructions.

Additional information on voting procedures can be found under “The Special Meeting” beginning on page 44 of this proxy statement/prospectus.

Q: Who will count the votes?

A: The votes at the Special Meeting will be counted by an individual designated by the Denbury board of directors to serve as inspector of election.

Q: How do I vote my shares if I am a stockholder of record?

A: If you are a stockholder of record of Denbury common stock at the close of business on September 27, 2023, you may vote your shares in any one of the following ways:

•

You may vote by mail. To vote by mail, you need to complete, date and sign the proxy card that accompanies this proxy statement/prospectus and promptly mail it in the enclosed postage-prepaid envelope. You do not need to put a stamp on the enclosed envelope if you mail it from within the United States.

•

You may vote by telephone. To vote by telephone through services provided by Broadridge Corporate Issuer Solutions, Inc., call 1-800-690-6903, and follow the instructions provided on the proxy card that accompanies this proxy statement/prospectus. If you vote by telephone, you do not need to complete and mail your proxy card.

•

You may vote over the Internet. To vote over the Internet through services provided by Broadridge Corporate Issuer Solutions, Inc., please go to the following website: www.proxyvote.com and follow the instructions at that site for submitting your proxy. If you vote over the Internet, you do not need to complete and mail your proxy card.

•

You may vote at the virtual Special Meeting. All stockholders of record may vote online during the Special Meeting via the Internet at www.virtualshareholdermeeting.com/DEN2023SM. Street name holders may vote online during the Special Meeting if they receive a voting instruction form with a 16-digit control number. You may cast your vote electronically during the Special Meeting using the 16-digit control number found on your proxy card or voting instruction form. If you do not have a control number, please contact your broker, bank or other nominee as soon as possible so that you can be provided with a control number.

If you are a beneficial holder of Denbury common stock, you are invited to attend the Special Meeting; however, because you are not a stockholder of record, you may not vote your shares at the Special Meeting unless you receive a voting instruction form with a 16-digit control number from your bank, broker or other nominee that is the stockholder of record with respect to your shares of Denbury common stock.

Q: How can I vote during the Special Meeting?

A: All stockholders of record may vote online during the Special Meeting. Street name holders may vote online during the Special Meeting if they have a voting instruction form with a 16-digit control number, as described below. You may cast your vote electronically during the Special Meeting using the 16-digit control number found on your proxy card or voting instruction form. If you do not have a control number, please contact your broker, bank or other nominee as soon as possible so that you can be provided with a control number.

Whether you plan to attend the Special Meeting or not, we encourage you to vote by proxy as soon as possible.

Q: How can I submit a question at the Special Meeting?

A: Stockholders may submit questions during the Special Meeting. As part of the Special Meeting, we will hold a live question and answer session during which we intend to answer questions submitted during the meeting in accordance with the Special Meeting procedures which are pertinent to Denbury and the meeting matters, as time permits. Questions may be submitted during the Special Meeting through www.virtualshareholdermeeting.com/DEN2023SM. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once.

Q: What if I need technical assistance?

A: We encourage you to access the Special Meeting before it begins. Online check-in will start shortly before the meeting on October 31, 2023 at 9:30 a.m. Central Time. If you encounter any difficulties accessing the meeting during the check-in or meeting time, please call (800) 586-1548 (toll free) or (303) 562-9288 (international).

Q: What should I do if I receive more than one set of voting materials for the Special Meeting?

A: You may receive more than one set of voting materials for the Special Meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares of Denbury common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record of Denbury common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form.

Q: What’s the difference between holding shares as a stockholder of record and holding shares as a beneficial owner?

A: If your shares of Denbury common stock are registered directly in your name with Denbury’s transfer agent, Broadridge Corporate Issuer Solutions, Inc., you are considered, with respect to those shares, to be the stockholder of record. If you are a stockholder of record, then this proxy statement/prospectus and your proxy card have been sent directly to you by Denbury.

If your shares of Denbury common stock are held through a bank, broker or other nominee, you are considered the beneficial owner of shares of Denbury common stock held in “street name.” In that case, this proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee who is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting and you are also invited to attend the Special Meeting. But, because you are not the stockholder of record, you may not vote your shares at the Special Meeting unless you receive a voting instruction form with a 16-digit control number from your bank, broker or other nominee.

Q: If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A: No. If your shares are held in the name of a broker, bank or other nominee, you will receive separate instructions from your broker, bank or other nominee describing how to vote your shares. The availability of the

Internet or telephonic voting will depend on your broker’s, bank’s or other nominee’s voting process. Please check with your broker, bank or other nominee and follow the voting procedures provided by your broker, bank or other nominee on your voting instruction form.

You should instruct your broker, bank or other nominee how to vote your shares. Under the rules applicable to broker-dealers, your broker, bank or other nominee has discretionary authority to vote on proposals that are considered routine but does not have discretionary authority to vote your shares on proposals that are considered non-routine, and each of the proposals to be voted on at the Special Meeting is considered non-routine. As a result, no broker will be permitted to vote your shares at the Special Meeting without receiving instructions from you. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares.

Therefore, if you are a Denbury stockholder whose shares of common stock are held in street name and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the Merger Agreement proposal, which will have the same effect as a vote “AGAINST” such proposal; and

•	your broker, bank or other nominee may not vote your shares on the Advisory Compensation Proposal, which will have no effect on the vote count for such proposal.

A quorum is necessary to conduct business at the Special Meeting. A quorum requires the presence at the Special Meeting of one-third of the outstanding shares of Denbury common stock entitled to vote on each matter considered at the Special Meeting, via the Special Meeting website or represented by proxy. For purposes of determining whether there is a quorum, all shares that are present will count towards the quorum, which will include proxies received but marked as abstentions and will exclude broker non-votes.

Additional information on voting procedures can be found under “The Special Meeting” beginning on page 44 of this proxy statement/prospectus.

Q: What do I do if I am a Denbury stockholder and I want to revoke my proxy?

A: Stockholders of record may revoke their proxies at any time before their shares of common stock are voted by proxy at the Special Meeting in any of the following ways:

•

sending a written notice of revocation to Denbury at 5851 Legacy Circle, Suite 1200, Plano, TX 75024, Attention: Investor Relations, which notice must be received before shares are voted at the Special Meeting;

•

properly submitting a new, later-dated, proxy card which must be received before shares are voted at the Special Meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting a proxy via the Internet or by telephone at a later date, which must be received by 11:59 p.m. Eastern Time on October 30, 2023 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the Special Meeting and voting at the Special Meeting. Attendance at the Special Meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of Denbury common stock may change their voting instruction by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record or by following the instructions for voting set forth on the voting instruction form with a 16-digit control number provided by their brokers, banks or other nominees and voting at the Special Meeting.

Additional information can be found under “The Special Meeting” beginning on page 44 of this proxy statement/prospectus.

Q: What happens if I sell or otherwise transfer my shares of Denbury common stock before the Special Meeting?

A: The record date for holders of Denbury common stock entitled to vote at the Special Meeting is September 27, 2023, which is earlier than the date of the Special Meeting. If you sell or otherwise transfer your shares after the record date but before the Special Meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares and each of you notifies Denbury in writing of such special arrangements, you will retain your right to vote such shares at the Special Meeting but will otherwise transfer ownership of your shares of Denbury common stock.

Q: What happens if I sell or otherwise transfer my shares of Denbury common stock before the completion of the Merger?

A: Only holders of shares of Denbury common stock at the effective time will become entitled to receive the Merger Consideration. If you sell your shares of Denbury common stock prior to the completion of the Merger, you will not be entitled to receive the Merger Consideration by virtue of the Merger.

Q: Do any of the officers or directors of Denbury have interests in the Merger that may differ from or be in addition to my interests as a Denbury stockholder?

A: In considering the recommendation of the Denbury board of directors that Denbury stockholders vote to approve the Merger Agreement proposal and to approve the Advisory Compensation Proposal, Denbury stockholders should be aware that some of Denbury’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Denbury stockholders generally. These interests may include, among others:

•

the treatment of outstanding equity awards described in the section entitled “The Merger Agreement—Treatment and Quantification of Denbury Equity Awards” beginning on page 115 of this proxy statement/prospectus;

•

the entitlement of a Denbury executive officer to receive certain severance benefits under the Denbury change in control severance plan upon a termination of employment by Denbury without cause, or a resignation by the executive officer for good reason, in either case, during the period commencing six months prior to the consummation of a change in control and ending on the two year anniversary of the consummation of a change in control; and

•	continued indemnification and directors’ and officers’ liability insurance.

The Denbury board of directors was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated thereby, in approving the Merger and in recommending the adoption of the Merger Agreement and the approval of the Advisory Compensation Proposal.

For more information and quantification of these interests, see “Interests of Denbury’s Directors and Executive Officers in the Merger” beginning on page 140 of this proxy statement/prospectus.

Q: Where can I find voting results of the Special Meeting?

A: Denbury intends to announce preliminary voting results at the Special Meeting and publish the final results in a Current Report on Form 8-K that will be filed with the SEC following the Special Meeting. All reports that Denbury and ExxonMobil file with the SEC are publicly available when filed. See “Where You Can Find More Information” beginning on page 178 of this proxy statement/prospectus.

Q: Do Denbury stockholders have dissenters’ or appraisal rights?

A: Denbury stockholders are not entitled to dissenters’ or appraisal rights in connection with the Merger. See “The Merger—No Dissenters’ or Appraisal Rights” beginning on page 109 of this proxy statement/prospectus.

Q: How can I find more information about ExxonMobil and Denbury?

A: You can find more information about ExxonMobil and Denbury from various sources described in “Where You Can Find More Information” beginning on page 178 of this proxy statement/prospectus.

Q: Who can answer any questions I may have about the Special Meeting, the Merger or the transactions contemplated by the Merger Agreement?

A: If you have any questions about the Special Meeting, the Merger or the other transactions contemplated by the Merger Agreement or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or documents incorporated by reference herein, the enclosed proxy card or voting instructions, you should contact Denbury or Denbury’s proxy solicitor:

Denbury Inc.

5851 Legacy Circle, Suite 1200

Plano, TX 75024

Attention: Investor Relations

(972) 673-2000

or

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll-Free: (877) 717-3905

Banks & Brokers May Call Collect: (212) 750-5833

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read carefully the entire proxy statement/prospectus and the other documents referred to or incorporated by reference into this proxy statement/prospectus in order to fully understand the Merger Agreement and the Merger. See “Where You Can Find More Information” beginning on page 178 of this proxy statement/prospectus. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

THE COMPANIES (SEE PAGE 43)

Exxon Mobil Corporation

Exxon Mobil Corporation, which is referred to in this proxy statement/prospectus as ExxonMobil, was incorporated in the State of New Jersey in 1882. Divisions and affiliated companies of ExxonMobil operate or market products in the United States and most other countries of the world. Their principal business involves exploration for, and production of, crude oil and natural gas; manufacture, trade, transport and sale of crude oil, natural gas, petroleum products, petrochemicals, and a wide variety of specialty products; and pursuit of lower-emission business opportunities including carbon capture and storage, hydrogen, and lower-emission fuels. Affiliates of ExxonMobil conduct extensive research programs in support of these businesses.

The principal trading market for ExxonMobil’s common stock (NYSE: XOM) is the NYSE.

The principal executive offices of ExxonMobil are located at 22777 Springwoods Village Parkway, Spring, Texas 77389-1425, its telephone number is (972) 940-6000 and its website is www.exxonmobil.com.

This proxy statement/prospectus incorporates important business and financial information about ExxonMobil from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 178 of this proxy statement/prospectus.

Denbury Inc.

Denbury Inc., which is referred to in this proxy statement/prospectus as Denbury, a Delaware corporation, is an independent energy company with operations focused in the Gulf Coast and Rocky Mountain regions of the United States. Denbury is differentiated by its focus on carbon dioxide (“CO2”) enhanced oil recovery (“EOR”) and the emerging carbon capture, utilization and storage (“CCUS”) industry, supported by Denbury’s CO2 EOR technical and operational expertise and its extensive CO2 pipeline infrastructure.

Denbury common stock is traded on the NYSE under the symbol “DEN.” Following the Merger, Denbury common stock will be delisted from the NYSE.

The principal executive offices of Denbury are located at 5851 Legacy Circle, Suite 1200, Plano, Texas 75024, its telephone number is (972) 673-2000 and its website is www.denbury.com.

Additional information about Denbury and its subsidiaries are included in documents incorporated by reference into this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 178 of this proxy statement/prospectus.

EMPF Corporation

EMPF Corporation, which is referred to in this proxy statement/prospectus as Merger Sub, a Delaware Corporation, is a wholly owned subsidiary of ExxonMobil. Merger Sub was formed solely for the purpose of completing the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

Merger Sub was incorporated in the State of Delaware on July 3, 2023. The principal executive offices of Merger Sub are located at 22777  Springwoods Village Parkway, Spring, Texas 77389-1425, and its telephone number is (972) 940-6000.

THE MERGER (SEE PAGE 50)

ExxonMobil, Merger Sub and Denbury have entered into the Merger Agreement. Subject to the terms and conditions of the Merger Agreement and in accordance with applicable law, in the Merger, Merger Sub will be merged with and into Denbury, with Denbury continuing as the surviving corporation. Following completion of the Merger, Denbury will be a wholly owned subsidiary of ExxonMobil. In connection with the Merger, Denbury stock will be delisted from the NYSE and deregistered under the Exchange Act.

A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. You should read the Merger Agreement carefully because it is the legal document that governs the Merger.

THE SPECIAL MEETING (SEE PAGE 44)

Date, Time and Place of the Special Meeting. The Special Meeting will be held virtually at www.virtualshareholdermeeting.com/DEN2023SM on October 31, 2023, at 10:00 a.m., Central Time. On or about September 29, 2023, Denbury commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Special Meeting.

The Special Meeting can be accessed by visiting www.virtualshareholdermeeting.com/DEN2023SM, where Denbury stockholders will be able to participate and vote online. Denbury encourages its stockholders to access the meeting prior to the start time leaving ample time for check-in. Please follow the instructions as outlined in this proxy statement/prospectus. This proxy statement/prospectus is first being furnished to Denbury’s stockholders on or about September 29, 2023.

Purposes of the Special Meeting. The Special Meeting is being held to consider and vote upon the following proposals:

•

Proposal 1—the Merger Agreement Proposal: to approve and adopt the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and the material provisions of which are summarized in “The Merger Agreement” beginning on page 112 of this proxy statement/prospectus, pursuant to which, among other things, Merger Sub will merge with and into Denbury and each outstanding share of Denbury common stock will be converted into the right to receive 0.840 shares of ExxonMobil common stock; and

•

Proposal 2—the Advisory Compensation Proposal: to approve, on an advisory basis, certain compensation that may be paid or become payable to Denbury’s named executive officers that is based on or otherwise related to the Merger, the value of which is disclosed in the table in “Interests of Denbury’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 144 of this proxy statement/prospectus.

Record Date; Stockholders Entitled to Vote. Only holders of record of Denbury common stock at the close of business on September 27, 2023, the record date, will be entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof.

On the record date, there were 51,446,811 shares of Denbury common stock outstanding and entitled to vote at the Special Meeting. Each share of Denbury common stock outstanding on the record date entitles the holder thereof to one vote on each proposal to be considered at the Special Meeting. Denbury stockholders may vote virtually at the meeting or by proxy through the Internet or by telephone or by a properly executed and delivered proxy card with respect to the Special Meeting.

Quorum. A quorum is necessary to conduct business at the Special Meeting. A quorum requires the presence at the Special Meeting, by attending the Special Meeting or being represented by proxy, of one-third of the outstanding shares of Denbury common stock entitled to vote on each matter considered at the Special Meeting.

For purposes of determining whether there is a quorum, all shares that are present will count towards the quorum, which will include proxies received but marked as abstentions and will exclude broker non-votes. Broker non-votes occur when a beneficial owner holding shares in “street name” does not instruct the broker, bank or other nominee that is the record owner of such stockholder’s shares on how to vote those shares on a particular proposal.

Required Vote; Treatment of Abstentions and Broker Non-Votes. The votes required for each proposal are as follows:

•

Proposal 1—the Merger Agreement Proposal. The affirmative vote of holders of a majority of the outstanding shares of Denbury common stock on the record date and entitled to vote thereon is required to adopt the Merger Agreement Proposal. The required vote on Proposal 1 is based on the number of outstanding shares—not the number of shares actually voted. The failure of any Denbury stockholder to submit a vote (i.e., by not submitting a proxy and not voting at the Special Meeting) and any abstention from voting by a Denbury stockholder will have the same effect as a vote against the Merger Agreement Proposal. Because the Merger Agreement Proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the Merger Agreement Proposal, and will not be able to vote on the Merger Agreement Proposal absent instructions from the beneficial owner of any Denbury shares held of record by them. As a result, a broker non-vote will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

•

Proposal 2—the Advisory Compensation Proposal. The affirmative vote of the majority of the voting power present or represented by proxy at the Special Meeting, where a quorum is present, and entitled to vote thereon is required to approve the Advisory Compensation Proposal. The required vote on the Advisory Compensation Proposal is based on the number of shares present—not the number of outstanding shares. Abstentions from voting by a Denbury stockholder attending the Special Meeting or voting by proxy will have the same effect as a vote “AGAINST” the Advisory Compensation Proposal. A failure to attend the Special Meeting virtually or by proxy will have no effect on the outcome of the vote on the Advisory Compensation Proposal. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal, and, as a result, broker non-votes will have no effect on the outcome of the vote on the Advisory Compensation Proposal. While the Denbury board of directors intends to consider the vote resulting from the Advisory Compensation Proposal, the vote is advisory only and therefore not binding on Denbury, and, if the proposed Merger is approved by Denbury stockholders and consummated, the compensation that is the subject of the Advisory Compensation Proposal will be payable even if the Advisory Compensation Proposal is not approved.

Share Ownership; Voting by Denbury’s Directors and Executive Officers. At the close of business on the record date for the Special Meeting, Denbury’s directors and executive officers had the right to vote approximately 111,703 shares of the then-outstanding Denbury common stock at the Special Meeting, collectively representing approximately 0.2% of the Denbury common stock outstanding and entitled to vote on that date. We currently expect that Denbury’s directors and executive officers will vote their shares “FOR” Proposal 1 (the Merger Agreement Proposal) and “FOR” Proposal 2 (the Advisory Compensation Proposal), although no director or executive officer has entered into any agreement obligating him or her to do so.

WHAT DENBURY STOCKHOLDERS WILL RECEIVE IN THE MERGER (SEE PAGE 113)

If the Merger is completed, Denbury stockholders will be entitled to receive, in exchange for each share of Denbury common stock that they own immediately prior to the effective time of the Merger (except for shares that are held by Denbury as treasury stock (other than those issuable in connection with Denbury’s benefit plans) or held by ExxonMobil or Merger Sub, which will be cancelled without consideration), 0.840 shares of ExxonMobil common stock, and cash payable in lieu of any fractional shares as described below.

No fractional shares of ExxonMobil stock will be issued to any holder of shares of Denbury stock upon completion of the Merger. Instead, all fractional shares of ExxonMobil stock that a holder of shares of Denbury stock would otherwise be entitled to receive as a result of the Merger will be aggregated and, if a fractional share results from such aggregation, such holder will be entitled to receive, in lieu of such fractional share, an amount in cash determined by multiplying the fraction of the applicable share of ExxonMobil stock to which such holder would otherwise have been entitled by the closing price of such applicable share of ExxonMobil stock on the NYSE on the last trading day preceding the date of completion of Merger. No interest will be paid or accrued on cash payable in lieu of fractional shares of ExxonMobil stock.

Example: If you own 110 shares of Denbury common stock at the time the Merger is completed, you will be entitled to receive 92 shares of ExxonMobil common stock. In addition, you will be entitled to receive an amount of cash equal to 0.40 of a share of ExxonMobil common stock multiplied by the closing price of a share of ExxonMobil stock on the NYSE on the last trading day preceding the date of completion of the Merger.

The ratio of 0.840 shares of ExxonMobil common stock for each share of Denbury common stock (the “exchange ratio”) is fixed, which means that it will not change between now and the date of the Merger, regardless of whether the market price of shares of either ExxonMobil common stock or Denbury common stock changes. Therefore, the value of the Merger Consideration will depend on the closing price of ExxonMobil’s common stock at the time Denbury stockholders receive shares of ExxonMobil common stock in connection with the Merger. Based on the closing price of a share of ExxonMobil common stock on the NYSE of $106.49 on July 12, 2023, the last trading day prior to public announcement of the Merger by ExxonMobil and Denbury, the Merger Consideration represented approximately $89.45 in implied value for each share of Denbury common stock. Based on the closing price of a share of ExxonMobil common stock on the NYSE of $119.47 on September 28, 2023, the most recent practicable trading day prior to the date of this proxy statement/prospectus, the Merger Consideration represented approximately $100.35 in implied value for each share of Denbury common stock. Because ExxonMobil will issue a fixed number of shares of ExxonMobil common stock in exchange for each share of Denbury common stock, the value of the Merger Consideration that Denbury stockholders will receive in the Merger will depend on the market price of ExxonMobil common stock at the time the Merger is completed. The market price of ExxonMobil common stock when Denbury stockholders receive those shares after the Merger is completed could be greater than, less than or the same as the market price of shares of ExxonMobil common stock on the date of this proxy statement/prospectus or at the time of the Special Meeting.

NO DISSENTERS’ OR APPRAISAL RIGHTS (SEE PAGE 109)

Denbury stockholders are not entitled to dissenters’ or appraisal rights in connection with the Merger.

TREATMENT OF DENBURY EQUITY AWARDS (SEE PAGE 115)

Except as otherwise agreed by ExxonMobil and the applicable Denbury equity award holder or as otherwise set forth in the confidential disclosure schedules to the Merger Agreement, at or immediately prior to the effective time of the Merger, each Denbury restricted stock unit (each, a “Denbury RSU”), each Denbury deferred stock unit (each, a “Denbury DSU”) and each Denbury performance stock unit whose vesting is subject to performance goals related to absolute or relative total shareholder return (each, a “Denbury TSR Performance Award”) that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will automatically become fully vested and will be canceled and converted into the right to receive the Merger Consideration in accordance with the Merger Agreement in respect of the total number of shares of Denbury common stock subject to each respective Denbury RSU, Denbury DSU and Denbury TSR Performance Award (in the case of the Denbury TSR Performance Awards, with such number determined based on actual performance levels, calculated in accordance with the underlying award agreements). Additionally, except as otherwise agreed by ExxonMobil and the applicable Denbury equity award holder or as otherwise set forth in the confidential disclosure schedules to the Merger Agreement, at or immediately prior to the effective time of the Merger, each unvested restricted share of Denbury common stock (each, a “Denbury Restricted Share”) that is outstanding immediately prior to the effective time of the Merger will automatically become a fully vested share of Denbury common stock and will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement.

RECOMMENDATION OF THE DENBURY BOARD OF DIRECTORS (SEE PAGE 73)

The Denbury board of directors unanimously recommends that Denbury stockholders vote “FOR” the Merger Agreement Proposal and “FOR” the Advisory Compensation Proposal.

In the course of reaching its decision for Denbury to enter into the Merger Agreement and effect the Merger, the Denbury board of directors considered a number of factors in its deliberations. For a more complete discussion of these factors, see “The Merger—Recommendation of the Denbury Board of Directors and Reasons for the Merger” beginning on page 73 of this proxy statement/prospectus.

OPINIONS OF DENBURY’S FINANCIAL ADVISORS (SEE PAGE 87)

Opinion of J.P. Morgan Securities LLC

At the meeting of the Denbury board of directors on July 13, 2023, J.P. Morgan Securities LLC (which we refer to as “J.P. Morgan”), a financial advisor of Denbury in connection with the Merger, rendered its oral opinion to the Denbury board of directors, which was subsequently confirmed by delivery of a written opinion, dated July 13, 2023, to the effect that, as of such date and based upon and subject to the factors, assumptions, qualifications and any limitations set forth in its written opinion, the Merger Consideration to be paid to the holders of Denbury common stock in the Merger was fair, from a financial point of view, to such holders.

The full text of J.P. Morgan’s written opinion, dated as of July 13, 2023, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The full text of the written opinion contains a discussion of, among other things, the assumptions made, matters considered and qualifications and any limitations on the opinion and the review undertaken by J.P. Morgan in connection with rendering its opinion. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Denbury’s stockholders are urged to read the opinion carefully and in its entirety. J.P. Morgan’s opinion was addressed to the Denbury board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the Merger, was directed only to the Merger Consideration to be paid to the holders of Denbury common stock in the Merger and did not address any other aspect of the Merger or the other transactions contemplated by the Merger Agreement. The opinion does not constitute a recommendation to any stockholder of Denbury as to how such stockholder should vote with respect to the Merger or any other matter.

For a description of the opinion that the Denbury board of directors received from J.P. Morgan, see “The Merger—Opinions of Denbury’s Financial Advisors—Opinion of J.P. Morgan Securities LLC” beginning on page 87.

Opinion of TPH & Co.

On July 13, 2023, at a meeting of the Denbury board of directors held to evaluate the Merger, TPH & Co., the energy investment and merchant banking business of Perella Weinberg Partners LP (which we refer to as “TPH”), delivered an oral opinion to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by TPH, as set forth in the written opinion delivered subsequently and based upon other matters as TPH considered relevant, the Merger Consideration to be received by the holders of outstanding shares of Denbury common stock (other than ExxonMobil and its affiliates) in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. TPH delivered its written opinion on July 13, 2023 to the Denbury board of directors.

TPH’s opinion was directed to the Denbury board of directors (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of outstanding shares of Denbury common stock (other than ExxonMobil and its affiliates) of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement and did not address any other term, aspect or implication (financial or otherwise) of the Merger. The summary of TPH’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken and other matters considered by TPH in preparing its opinion. However, neither TPH’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to any Denbury stockholder as to how such holder should vote or act on any matter relating to the Merger.

For additional information, see the section entitled “The Merger—Opinions of Denbury’s Financial Advisors—Opinion of TPH & Co.” beginning on page 92 and the full text of the written opinion of TPH attached as Annex C of this proxy statement/prospectus.

Opinion of PJT Partners LP

PJT Partners LP (“PJT Partners”) was retained by Denbury to act as its financial advisor in connection with the Merger and, upon Denbury’s request, to render its fairness opinion to the Denbury board of directors in connection therewith. Denbury selected PJT Partners to act as its financial advisor based on PJT Partners’ qualifications, expertise and reputation, its knowledge of Denbury’s industry and its knowledge and understanding of the business and affairs of Denbury. At a meeting of the Denbury board of directors on July 13, 2023, PJT Partners rendered its oral opinion, subsequently confirmed in its written opinion dated July 13, 2023, to the Denbury board of directors that, as of the date thereof and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated in its written opinion), the Merger

Consideration to be received by the holders of shares of Denbury common stock (other than the shares to be cancelled in accordance with the Merger Agreement and any shares held by any subsidiary of either Denbury or ExxonMobil (other than Merger Sub)) in the Merger was fair to such holders from a financial point of view.

The full text of PJT Partners’ written opinion delivered to the Denbury board of directors, dated July 13, 2023, is attached as Annex D and incorporated into this proxy statement/prospectus by reference in its entirety. PJT Partners’ written opinion has been provided by PJT Partners at the request of the Denbury board of directors and is subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated therein). You are encouraged to read the opinion carefully in its entirety. PJT Partners provided its opinion to the Denbury board of directors, in its capacity as such, in connection with and for purposes of its evaluation of the Merger only and PJT Partners’ opinion does not constitute a recommendation as to any action the Denbury board of directors should take with respect to the Merger or how any holder of Denbury common stock should vote or act with respect to the Merger or any other matter. The summary of the PJT Partners opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of PJT Partners’ written opinion.

For a summary of PJT Partners’ opinion and the methodology that PJT Partners used to render its opinion, see the section titled “The Merger—Opinions of Denbury’s Financial Advisors—Opinion of PJT Partners LP” beginning on page 99 and the full text of the written opinion of PJT Partners attached as Annex D of this proxy statement/prospectus.

OWNERSHIP OF SHARES OF EXXONMOBIL COMMON STOCK AFTER THE MERGER

Based on the number of shares of Denbury common stock and the Denbury equity awards outstanding as of the record date for the Special Meeting, ExxonMobil estimates that it will issue approximately 45,804,688 shares of ExxonMobil common stock pursuant to the Merger Agreement, provided that if the Merger is not completed as of March 7, 2024 and additional Denbury equity awards are granted to certain Denbury employees as permitted under the Merger Agreement, ExxonMobil may be required to reserve additional shares of ExxonMobil common stock for issuance (see “The Merger Agreement – Treatment and Quantification of Denbury Equity Awards – Treatment of Denbury RSUs and Denbury Restricted Shares Granted on or after March 7, 2024). The actual number of shares of ExxonMobil common stock to be issued and reserved for issuance in connection with the Merger will be determined at completion of the Merger based on the exchange ratio and the number of shares of Denbury common stock and the Denbury equity awards outstanding at that time. Based upon the estimated number of shares of common stock as well as the outstanding equity awards of the parties that are expected to be outstanding immediately prior to the consummation of the Merger, we estimate that, as of immediately following completion of the Merger, holders of ExxonMobil common stock as of immediately prior to the Merger will hold approximately 98.92% and holders of Denbury common stock as of immediately prior to the Merger will hold approximately 1.08% of the outstanding shares of ExxonMobil common stock (or, on a fully diluted basis, holders of ExxonMobil common stock as of immediately prior to the Merger will hold approximately 98.86% and holders of Denbury common stock as of immediately prior to the Merger will hold approximately 1.14% of the shares of ExxonMobil common stock).

INTERESTS OF DENBURY’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER (SEE PAGE 140)

Non-employee directors and executive officers of Denbury have certain interests in the Merger that may be different from or in addition to the interests of Denbury stockholders generally. These interests include, among others, the accelerated vesting of outstanding equity awards and deferred compensation pursuant to the Merger

Agreement, potential severance benefits and other payments and rights to ongoing indemnification and insurance coverage. The Denbury board of directors was aware of and considered those interests, among other matters, in reaching its unanimous decisions to (i) approve the Merger and the other transactions contemplated by the Merger Agreement, (ii) declare the Merger Agreement and the transactions contemplated by the Merger Agreement as advisable and fair to, and in the best interests of, Denbury and Denbury’s stockholders, and (iii) resolve to recommend the approval and adoption of the Merger Agreement to Denbury stockholders. See “Interests of Denbury’s Directors and Executive Officers in the Merger” beginning on page 140 of this proxy statement/prospectus for a more detailed description of these interests.

LISTING OF SHARES OF EXXONMOBIL COMMON STOCK AND DELISTING AND DEREGISTRATION OF DENBURY COMMON STOCK (SEE PAGE 111)

Application will be made to have the shares of ExxonMobil common stock to be issued in connection with the Merger approved for listing on the NYSE, where shares of ExxonMobil common stock are currently traded. If the Merger is completed, shares of Denbury stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act.

COMPLETION OF THE MERGER IS SUBJECT TO CERTAIN CONDITIONS (SEE PAGE 117)

As more fully described in this proxy statement/prospectus and in the Merger Agreement, the obligation of each of ExxonMobil, Denbury and Merger Sub to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of a number of conditions, including the following:

•	the absence of any injunction or order or applicable law preventing or making illegal the consummation of the Merger;

•

the affirmative vote of the holders of a majority of the shares of Denbury common stock outstanding and entitled to vote at the Special Meeting approving and adopting the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger;

•	the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act;

•

this registration statement being declared effective and no stop order suspending the effectiveness of this registration statement being in effect and no proceedings for such purpose pending or threatened by the SEC;

•	the shares of ExxonMobil common stock to be issued in the Merger having been approved for listing on the NYSE, subject to official notice of issuance;

•

accuracy of the representations and warranties made in the Merger Agreement by, in the case of ExxonMobil and Merger Sub’s obligations to complete the Merger, Denbury and, in the case of Denbury’s obligation to complete the Merger, ExxonMobil and Merger Sub, in each case, as of the date of the Merger Agreement and as of the date of completion of the Merger, subject to certain materiality thresholds;

•

performance in all material respects by, in the case of ExxonMobil and Merger Sub’s obligations to complete the Merger, Denbury and, in the case of Denbury’s obligation to complete the Merger, ExxonMobil and Merger Sub, of the obligations required to be performed by it at or prior to the effective time of the Merger;

•

the absence since the date of the Merger Agreement of a material adverse effect on, in the case of ExxonMobil and Merger Sub’s obligations to complete the Merger, Denbury and, in the case of Denbury’s obligation to complete the Merger, ExxonMobil (see “The Merger Agreement—Definition

of ‘Material Adverse Effect’” beginning on page 119 of this proxy statement/prospectus for the definition of material adverse effect);

•

receipt of a certificate signed by an executive officer of, in the case of ExxonMobil and Merger Sub’s obligations to complete the Merger, Denbury and, in the case of Denbury’s obligation to complete the Merger, ExxonMobil, as to the satisfaction of the conditions described in the preceding three bullets; and

•

(i) the absence of any injunction or order or applicable law preventing or making illegal the consummation of the Merger and (ii) the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act, in each case, without the imposition of a Burdensome Condition (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 128 of this proxy statement/prospectus for the definition of Burdensome Condition).

ExxonMobil and Denbury cannot be certain when, or if, the conditions to the Merger will be satisfied (or, to the extent permitted by law, waived), or that the Merger will be completed.

THE MERGER MAY NOT BE COMPLETED WITHOUT ALL REQUIRED REGULATORY APPROVALS (SEE PAGE 107)

Completion of the Merger is conditioned upon the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act.

The process for obtaining the requisite regulatory approvals for the Merger is ongoing.

Under the HSR Act, certain transactions, including the Merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification (the “HSR notifications”) with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”). A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-day waiting period following the parties’ filings of their respective HSR notifications or the termination of that waiting period. If the DOJ or FTC issues a Request for Additional Information and Documentary Material (a “second request”) prior to the expiration of this initial 30-day waiting period, the transaction cannot close until the parties observe a second waiting period, which is 30 days by statute, but that can be extended through agreement and would begin to run only after both parties have substantially complied with the second request, unless such second waiting period is terminated earlier. The parties’ HSR notifications were filed with the FTC and the DOJ on August 10, 2023. The applicable waiting period expired on September 11, 2023 at 11:59 pm Eastern Time.

ExxonMobil and Denbury have agreed in the Merger Agreement to use their respective reasonable best efforts, subject to certain limitations, to make the required governmental filings or obtain the required governmental authorizations, as the case may be. However, ExxonMobil’s obligation to use reasonable best efforts to obtain regulatory approvals required to complete the Merger does not require ExxonMobil to:

•	sell, divest or discontinue any portion of the assets, liabilities, activities, businesses or operations of ExxonMobil or its subsidiaries existing prior to the effective time;

•	accept any other remedy with respect to ExxonMobil’s or any of its subsidiaries’ assets, liabilities, activities, businesses or operations;

•

accept any other remedy with respect to Denbury’s or any of its subsidiaries’ assets, liabilities, activities, businesses or operations (collectively, “Company Activities”) that would, in case of any such other remedy for purposes of this bullet, represent a material restriction, limit or restraint on the ability of ExxonMobil or its subsidiaries to conduct or engage in Company Activities after the effective time

(it being understood and agreed that any remedy with respect to the Company Activities relating to Denbury’s CCUS business will represent a material restriction, limit or restraint on the ability of ExxonMobil or its subsidiaries to conduct or engage in Company Activities after the effective time); or

•

otherwise take or commit to take any actions with respect to Company Activities that would reasonably be expected to, either individually or in the aggregate, have a material adverse effect on Denbury and its subsidiaries.

In addition, subject to the bullets above, ExxonMobil and Denbury have agreed to use their reasonable best efforts to resist, defend against, lift or rescind the entry of any injunction or restraining order or other order of any governmental authority prohibiting the parties from consummating the transactions contemplated by the Merger Agreement in accordance with the terms thereof.

These requirements are described in more detail under “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 128 of this proxy statement/prospectus.

The regulatory approvals required for completion of the Merger are further described under “The Merger—Regulatory Approvals Required for the Merger” beginning on page 107 of this proxy statement/prospectus.

NO SOLICITATION BY DENBURY (SEE PAGE 125)

As more fully described in this proxy statement/prospectus and in the Merger Agreement, and subject to the exceptions described below, from the date of the Merger Agreement until the effective time of the Merger, Denbury has agreed not to, and cause its subsidiaries and its and their directors and officers not to, and to use reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly, among other things: (i) solicit, initiate or knowingly facilitate or knowingly encourage the submission by a third party of any Acquisition Proposal (as defined under “The Merger Agreement—No Solicitation” beginning on page 125 of this proxy statement/prospectus), (ii) enter into, engage in or participate in any discussions or negotiations with, furnish any information relating to Denbury or any of its subsidiaries or afford access to the business, properties, assets, books, records, work papers and other documents related to Denbury or any of its subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, facilitate or encourage any effort by any third party, in each case, in connection with or in response to an Acquisition Proposal, or any inquiry that would reasonably be expected to lead an Acquisition Proposal, or (iii) enter into any oral or written or binding or non-binding agreement in principle, letter of intent, indication of interest, term sheet, Merger Agreement, acquisition agreement, option agreement or other similar instrument contemplating an Acquisition Proposal; provided that notwithstanding anything to the contrary in the Merger Agreement, Denbury or any of its representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal and (B) in response to an inquiry or proposal from a third party, inform a third party or its representative of the restrictions imposed by the Merger Agreement. Denbury agrees not to release or permit the release of any person from, or to waive or permit the waiver of, any standstill or similar agreement with respect to any class of equity securities of Denbury or any of its subsidiaries, and will enforce or cause to be enforced each such agreement in accordance with its terms at the request of ExxonMobil; provided, however, that Denbury may waive or fail to enforce any provision of such standstill or similar agreement of any person if the Denbury board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to Denbury’s stockholders under applicable law. The Merger Agreement provides that any breach of the foregoing obligations by Denbury’s subsidiaries or Denbury’s or its subsidiaries’ representatives shall be deemed to be a breach of such obligations by Denbury.

However, notwithstanding the foregoing, at any time prior to the requisite shareholder vote to adopt the Merger Agreement and approve the Merger:

•

Denbury, directly or indirectly through its representatives may (A) engage in the activities prohibited by clauses (i) through (iii) as described under the first paragraph above in “Summary—No Solicitation by Denbury” beginning on page 21 of this proxy statement/prospectus, with any third party and its representatives that has made after the date of the Merger Agreement a bona fide, written Acquisition Proposal that did not result from a breach of the applicable section of the Merger Agreement that the Denbury board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors, is, or is reasonably likely to lead to, a Superior Proposal (as defined under “The Merger Agreement—No Solicitation” beginning on page 125 of this proxy statement/prospectus), and (B) furnish to such third party or its representatives non-public information relating to Denbury or any of its subsidiaries and afford access to the business, properties, assets, books or records of Denbury or any of its subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to ExxonMobil) with such third party with terms no less favorable to Denbury than those contained in the Confidentiality Agreement dated as of May 10, 2021 between Denbury and ExxonMobil; provided that all such information (to the extent that such information has not been previously provided or made available to ExxonMobil) is provided or made available to ExxonMobil, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party or its representatives; and

•

the Denbury board of directors may (A) following receipt of a bona fide, written Acquisition Proposal that did not result from a breach of the Merger Agreement that the Denbury board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, make an Adverse Recommendation Change (as defined under “The Merger Agreement—No Solicitation” beginning on page 125 of this proxy statement/prospectus) or terminate the Merger Agreement in order to enter into a definitive agreement for such Superior Proposal, or (B) in response to events, changes or developments in circumstances that are material to Denbury and its subsidiaries, taken as a whole, that were not known to the Denbury board of directors or if known the consequences of which were not reasonably foreseeable, in each case as of or prior to the date of the Merger Agreement, and that become known to the Denbury board of directors prior to the receipt of the requisite shareholder vote to adopt the Merger Agreement and approve the Merger (an “Intervening Event”), make an Adverse Recommendation Change; provided that in no event shall any of the following constitute or contribute to an Intervening Event: (1) any action taken by the parties pursuant to the affirmative covenants set forth in the applicable Section of the Merger Agreement, or the consequences of any such action, (2) any event, circumstance, development, occurrence, fact, condition, effect or change relating to ExxonMobil or its subsidiaries, (3) the fact that Denbury exceeds any internal or published projections, estimates or expectations of Denbury’s revenue, earnings or other financial performance or results of operations for any period; provided that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause thereof may be taken into account, (4) changes in the price of Denbury’s stock or ExxonMobil’s stock or (5) the receipt, existence or terms of any Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal.

Each of the exceptions above will apply only if the Denbury board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably likely to be inconsistent with its fiduciary duties under Delaware law. In addition, nothing contained in the Merger Agreement shall prevent the Denbury board of directors from complying with Rule 14e-2(a) or Rule 14d-9 under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with the Merger Agreement.

In addition, the Denbury board of directors is not permitted to take any of the actions described in the first bullet above, unless Denbury has delivered to ExxonMobil a prior written notice advising ExxonMobil that it intends to take such action. In addition, Denbury will notify ExxonMobil promptly (but in no event later than 24 hours after a director or senior executive officer of Denbury becomes aware of such Acquisition Proposal or request) after receipt by Denbury (or any of its representatives) of any Acquisition Proposal or any request for information relating to Denbury or any of its subsidiaries with respect to any Acquisition Proposal or for access to the business, properties, assets, books, records, work papers or other documents relating to Denbury or any of its subsidiaries by any third party that has indicated it may be considering making, or has made, an Acquisition Proposal. Such notice shall identify the third party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. Denbury shall keep ExxonMobil reasonably informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal, indication or request and shall promptly (but in no event later than 24 hours after receipt) provide to ExxonMobil copies of all correspondence and written materials sent or provided to Denbury or any of its subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Denbury’s compliance with the applicable section of the Merger Agreement.

Further, the Denbury board of directors shall not take any of the actions referred to in the second bullet above, unless (i) Denbury promptly notifies ExxonMobil, in writing at least four business days before taking that action, of its intention to do so, specifying in reasonable detail the reasons therefor (which notice shall not constitute an Adverse Recommendation Change), attaching (A) in the case of a Superior Proposal, the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and identifying the third party making the Acquisition Proposal, or (B) in the case of an Intervening Event, a reasonably detailed description of such Intervening Event, (ii) Denbury has negotiated, and has caused its representatives to negotiate in good faith with ExxonMobil during such notice period any revisions to the terms of the Merger Agreement that ExxonMobil proposes, (iii) following the end of such notice period, the Denbury board of directors shall have determined, in consultation with outside legal counsel and its independent financial advisor, and giving due consideration to such revisions proposed by ExxonMobil, (iv) in the case of a Superior Proposal, such Superior Proposal would nevertheless continue to constitute a Superior Proposal (assuming such revisions proposed by ExxonMobil were to be given effect) and (v) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, such Intervening Event would nevertheless necessitate the need for such Adverse Recommendation Change, and, in either case, the Denbury board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Delaware law.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 133)

The Merger Agreement may be terminated at any time before the completion of the Merger in any of the following ways:

•	by mutual written agreement of ExxonMobil and Denbury;

•	by either Denbury or ExxonMobil, if:

•

the Merger has not been completed on or before the initial end date (July 13, 2024) or, if all conditions to the completion of the Merger have been satisfied on the initial end date other than certain conditions relating to regulatory approvals and either ExxonMobil or Denbury elects to extend the initial end date to an extended end date (January 13, 2025); however, the right to terminate the Merger Agreement at the initial end date or the extended end date, as applicable, or to extend the initial end date will not be available to any party to the Merger Agreement whose breach of any provision of the Merger Agreement results in the failure of the Merger to be completed by such time;

•

any governmental authority of competent jurisdiction issues an injunction, order or decree or enacted an applicable law that (A) prohibits or makes illegal consummation of the Merger or (B) permanently enjoins ExxonMobil or Merger Sub from consummating the Merger, and such injunction, order, decree or applicable law referenced has become final and nonappealable; or

•

Denbury stockholders fail to approve and adopt the Merger Agreement upon a vote taken on a proposal to approve and adopt the Merger Agreement at a Denbury stockholders’ meeting called for that purpose; or

•	by ExxonMobil, if:

•	before the requisite Denbury stockholder vote on a proposal to approve and adopt the Merger Agreement has been obtained, an Adverse Recommendation Change has occurred;

•

before the Merger has been completed, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Denbury set forth in the Merger Agreement has occurred that would cause the conditions to closing not to be satisfied and such breach or failure is incapable of being cured by the initial end date (July 13, 2024) or, if curable by the end date, is not cured by Denbury within 30 days after receipt by Denbury of written notice of such breach or failure; provided that, at the time of the delivery of such notice or thereafter, ExxonMobil or Merger Sub is not in material breach of its or their obligations under the Merger Agreement so as to cause any of the closing conditions not to be capable of being satisfied; or

•

a Specified Pipeline Event (see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 133 of this proxy statement/prospectus for the definition of Specified Pipeline Event) has occurred and ExxonMobil exercises such termination right within twenty business days of becoming aware of the occurrence of a Specified Pipeline Event; or

•	by Denbury:

•

prior to the Denbury stockholders’ approval and adoption of the Merger Agreement, in order to enter into an alternative acquisition agreement with respect to a Superior Proposal (see “The Merger Agreement—No Solicitation” beginning on page 125 of this proxy statement/ prospectus for the definition of Superior Proposal), provided that prior to or concurrently with such termination, Denbury pays, or causes to be paid, to ExxonMobil, in immediately available funds the Company Termination Fee (see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 133 of this proxy statement/ prospectus for the definition of Company Termination Fee); or

•

prior to the completion of the Merger, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of ExxonMobil set forth in this Agreement shall have occurred that would cause the closing conditions not to be satisfied and such breach or failure is incapable of being cured by the end date or, if curable by the end date, is not cured by ExxonMobil or Merger Sub within 30 days after receipt by ExxonMobil of written notice of such breach or failure; provided that, at the time of the delivery of such notice or thereafter, Denbury is not be in material breach of its obligations under the Merger Agreement so as to cause any of the closing conditions not to be capable of being satisfied.

If the Merger Agreement is validly terminated, the Merger Agreement will become void and of no effect without liability of any party to the Merger Agreement (or any stockholder, director, officer, employee, agent, consultant or representative of any party to the Merger Agreement) to the other parties, except that certain specified provisions will survive termination. However, neither ExxonMobil nor Denbury will be relieved or released from any liabilities or damages arising out of any (i) fraud by such party, (ii) willful breach by such party of any representation or warranty on the part of such party set forth in the Merger Agreement or (iii) the willful breach by such party of any covenant or agreement binding on such party set forth in the Merger Agreement.

If the Merger Agreement is terminated by ExxonMobil or Denbury due to an Adverse Recommendation Change (see “The Merger Agreement—No Solicitation” beginning on page 125 of this proxy statement/prospectus for the definition of Adverse Recommendation Change) or a Superior Proposal, Denbury agrees to pay to ExxonMobil $144,000,000 in immediately available funds, in the case of termination by ExxonMobil, within three business days after such termination and, in the case of termination by Denbury, contemporaneously with and as a condition to such termination. If (A) the Merger Agreement is terminated by ExxonMobil or Denbury because the requisite Denbury shareholder vote to approve the Merger has not been obtained or because prior to completion of the Merger there has been a breach of a representation or warranty or failure to perform any covenant on the part of Denbury that has caused the closing conditions not to be satisfied, (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal has been publicly announced or otherwise been communicated to the Denbury stockholders and (C) within 12 months following the date of such termination, Denbury or any of its subsidiaries shall have entered into a definitive agreement with respect to or the Denbury board of directors has recommended to Denbury’s stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated, then Denbury will pay to ExxonMobil in immediately available funds, prior to or concurrently with the occurrence of the applicable event described in clause (C), $144,000,000.

If the Merger Agreement is terminated by ExxonMobil because a Specified Pipeline Event has occurred, ExxonMobil agrees to pay Denbury contemporaneously with and as a condition to such termination, a termination fee of $144,000,000, in immediately available funds.

SPECIFIC PERFORMANCE; REMEDIES (SEE PAGE 136)

Under the Merger Agreement, each of ExxonMobil and Denbury is entitled to an injunction (even if monetary damages are available) to prevent breaches of the Merger Agreement or to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which that party may be entitled at law or in equity.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (SEE PAGE 137)

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and ExxonMobil and Denbury intend to report the Merger consistent with such qualification. Each of ExxonMobil and Denbury has agreed in the Merger Agreement to use its reasonable best efforts (i) to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) not to, and not permit or cause any of its respective subsidiaries or affiliates to, take or cause to be taken any action reasonably likely to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. As of the date of this proxy statement/prospectus, Davis Polk and Vinson & Elkins are of the opinion that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and have provided opinions to ExxonMobil and Denbury, respectively, to that effect. These opinions of counsel are based on customary assumptions and representations, covenants and undertakings of ExxonMobil, Denbury and Merger Sub, all as of the date hereof. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or is violated, the validity of the opinions may be affected and the U.S. federal income tax consequences of the Merger could differ materially from those described in this proxy statement/prospectus. The receipt of an opinion from counsel on the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code is not a condition to either party’s obligation to complete the Merger. ExxonMobil and Denbury have not sought, and will not seek, any ruling from the IRS regarding any matters related to the transactions, and, as a result, there can be no assurance that the IRS will agree with the opinions or would not assert, or that a court would not sustain, a position contrary to the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders (as defined in “U.S. Federal Income Tax Consequences of the Merger”) generally will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash received in lieu of fractional shares of ExxonMobil common stock. If the Merger does not qualify as a “reorganization”, the Merger generally would be a taxable transaction to U.S. holders, and each U.S. holder generally would recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the value of the ExxonMobil common stock it receives in the Merger plus the amount of any cash it receives in lieu of fractional shares of ExxonMobil common stock and (ii) such holder’s adjusted tax basis in its shares of Denbury common stock exchanged in the Merger.

The U.S. federal income tax consequences described above may not apply to all holders of Denbury common stock. You should read “U.S. Federal Income Tax Consequences of the Merger” beginning on page 137 of this proxy statement/prospectus for a more complete discussion of the U.S. federal income tax consequences of the Merger. Tax matters can be complicated and the tax consequences of the Merger to you will depend on your particular tax situation. You should consult your own tax advisor to determine the tax consequences of the Merger to you.

ACCOUNTING TREATMENT (SEE PAGE 111)

The Merger will be accounted for as an acquisition of a business. ExxonMobil will record the net tangible and identifiable intangible assets acquired and liabilities assumed from Denbury at their respective fair values as of the closing date of the Merger. Any excess of the purchase price over the net assets acquired will be recorded as goodwill. The purchase price will be based on the closing date fair value of consideration paid by ExxonMobil, primarily ExxonMobil’s common stock to be issued to Denbury stockholders, in connection with the Merger.

RIGHTS OF DENBURY STOCKHOLDERS WILL CHANGE AS A RESULT OF THE MERGER (SEE PAGE 151)

Denbury stockholders, whose rights are currently governed by Denbury’s third restated certificate of incorporation (the “Denbury certificate of incorporation”), Denbury’s fourth amended and restated bylaws (the “Denbury bylaws”), and Delaware law, will upon completion of the Merger become stockholders of ExxonMobil and their rights will be governed by ExxonMobil’s restated certificate of incorporation, as amended effective June 20, 2001 (the “ExxonMobil restated certificate of incorporation”), ExxonMobil’s by-laws, as revised October 25, 2022 (the “ExxonMobil by-laws”) and New Jersey law. As a result, Denbury stockholders will have different rights once they become ExxonMobil shareholders due to differences between the laws of the state of incorporation and the governing documents of Denbury and ExxonMobil. These differences are described in detail in “Comparison of Stockholder Rights” beginning on page 151 of this proxy statement/prospectus.

LITIGATION RELATED TO THE MERGER (SEE PAGE 109)

Since the public announcement of the merger, three putative stockholder lawsuits related to the merger have been filed.

As of September 27, 2023, three complaints have been filed by purported Denbury stockholders in the United States District Court for the Southern District of New York against Denbury and the members of the Denbury board. The lawsuits are captioned Boyle v. Denbury Inc. et al., Docket No. 1:23-cv-08158-KPF, O’Dell v. Denbury Inc. et al., Docket No. 1:23-cv-08180-KPF, and Wang v. Denbury Inc. et al., Docket No. 1:23-cv-

08180-KPF (collectively “the lawsuits”). The lawsuits allege, among other things, that the registration statement on Form S-4 filed in connection with Denbury’s proposed merger with Exxon fails to disclose certain allegedly material information in violation of Sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9. The lawsuits seek injunctive relief enjoining the merger, damages and costs, and other remedies.

Denbury has also received letters from two additional purported Denbury stockholders who contend that the registration statement on Form S-4 filed in connection with the merger fails to disclose certain allegedly material information and demands that Denbury make supplemental disclosures.

While Denbury believes that the contentions made in each of the lawsuits and letters described above are without merit, each of these matters is at a preliminary stage and defendants have not yet answered or otherwise responded to the complaints. Litigation is inherently uncertain, and there can be no assurance regarding the likelihood that Denbury’s defense of these lawsuits (or any other lawsuits related to the merger that may be filed in the future) will be successful, nor can Denbury predict the amount of time and expense that will be required to resolve the lawsuits.

For additional information, see the section entitled “The Merger—Litigation Relating to the Merger.”

RISK FACTORS (SEE PAGE 31)

You should also carefully consider the risks that are described in “Risk Factors” beginning on page 31 of this proxy statement/prospectus.

Risks Relating to the Merger

•

Because the exchange ratio is fixed and the market price of ExxonMobil common stock has fluctuated and will continue to fluctuate, Denbury stockholders cannot be sure of the value of the consideration they will receive in the Merger, if completed.

•	The market price of ExxonMobil common stock after the Merger may be affected by factors different from those affecting the market price of Denbury common stock.

•

After completion of the Merger, ExxonMobil may fail to realize the anticipated benefits of creating a new and emerging networked carbon capture and storage business and the cost savings of the Merger versus organically building this infrastructure, which could adversely affect the value of ExxonMobil common stock.

•	Denbury may have difficulty attracting, motivating and retaining employees in light of the Merger.

•	Completion of the Merger is subject to certain conditions and if these conditions are not satisfied, waived or fulfilled in a timely manner, the Merger may be delayed or not be completed.

•

In order to complete the Merger, ExxonMobil and Denbury must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions to the parties, the closing of the Merger may be jeopardized or the anticipated benefits of the Merger could be reduced.

•	If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Denbury stockholders may be required to pay substantial U.S. federal income taxes.

•	The opinions of Denbury’s financial advisors will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.

•	ExxonMobil’s and Denbury’s business relationships may be subject to disruption due to uncertainty associated with the Merger.

•	Denbury may waive one or more of the Closing conditions without re-soliciting stockholder approval.

•	Completion of the Merger may trigger change in control or other provisions in certain agreements to which Denbury is a party.

•	Certain of Denbury’s executive officers and directors have interests in the Merger that may be different from your interests as a stockholder of Denbury or as a stockholder of ExxonMobil.

•

The Merger Agreement limits Denbury’s ability to pursue alternatives to the Merger and may discourage other companies from trying to acquire Denbury for greater consideration than what ExxonMobil has agreed to pay pursuant to the Merger Agreement.

•	Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Denbury.

•	The shares of ExxonMobil common stock to be received by Denbury stockholders upon completion of the Merger will have different rights from shares of Denbury common stock.

•	After the Merger, Denbury stockholders will have a significantly lower ownership and voting interest in ExxonMobil than they currently have in Denbury and will exercise less influence over management.

•	Denbury stockholders are not entitled to appraisal rights in connection with the Merger.

•	Potential litigation against ExxonMobil and Denbury could result in substantial costs, an injunction preventing the completion of the Merger and/or a judgment resulting in the payment of damages.

•	ExxonMobil and Denbury will incur significant transaction and Merger-related costs in connection with the Merger.

•

The Merger is predicated on a developing market for carbon capture and sequestration and other services and may be dilutive in both the short-term, medium-term and long-run, to ExxonMobil’s earnings per share, which may negatively affect the market price of ExxonMobil common stock following completion of the Merger.

Risks Relating to ExxonMobil and Denbury

•

See “Where You Can Find More Information” beginning on page 178 of this proxy statement/prospectus for a listing of documents incorporated by reference into this proxy statement/prospectus containing applicable risks to the businesses of each of ExxonMobil and Denbury.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

MARKET PRICES

The following table sets forth the closing price per share of ExxonMobil common stock and per share of Denbury common stock as reported on the NYSE on July 12, 2023, the last trading day prior to public announcement of the Merger by ExxonMobil and Denbury on July 13, 2023, and on September 28, 2023, the most recent practicable trading day prior to the date of this proxy statement/prospectus for which this information was available. The table also shows the implied value of the Merger Consideration for each share of Denbury common stock as of the same dates. This implied value was calculated by multiplying the closing price of a share of ExxonMobil common stock on the relevant date by the exchange ratio.

	ExxonMobil Common Stock		Denbury Common Stock		Implied Per Share Value of Merger Consideration
July 12, 2023	$	106.49	$	87.75	$	89.45
September 28, 2023	$	119.47	$	99.68	$	100.35

The market prices of shares of ExxonMobil common stock and Denbury common stock have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Special Meeting and the date the Merger is completed. No assurance can be given concerning the market prices of shares of ExxonMobil common stock and shares of Denbury common stock before completion of the Merger or shares of ExxonMobil common stock after completion of the Merger. The exchange ratio is fixed in the Merger Agreement, but the market price of shares of ExxonMobil common stock (and therefore the value of the Merger Consideration) when received by Denbury stockholders after the Merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, Denbury stockholders are advised to obtain current market quotations for shares of ExxonMobil common stock and shares of Denbury common stock in deciding whether to vote for approval and adoption of the Merger Agreement.

DIVIDENDS

ExxonMobil currently pays a quarterly dividend on shares of ExxonMobil common stock and last paid a quarterly dividend on September 11, 2023 of $0.91 per share. Under the terms of the Merger Agreement, during the period before completion of the Merger, ExxonMobil is permitted to pay regular quarterly cash dividends including increases that are materially consistent with past practices.

Denbury does not currently pay a quarterly dividend on shares of Denbury common stock. Under the terms of the Merger Agreement, during the period before completion of the Merger, Denbury is not permitted to declare, authorize, establish a record date for, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of Denbury capital stock (including Denbury common stock) other than dividends by any of its wholly owned subsidiaries.

After completion of the Merger, any former Denbury stockholder who holds ExxonMobil common shares into which shares of Denbury common stock have been converted in connection with the Merger will receive whatever dividends are declared and paid on ExxonMobil common shares. However, no dividend or other distribution having a record date after completion of the Merger will actually be paid with respect to any shares of ExxonMobil common stock into which shares of Denbury common stock have been converted in connection with the Merger until the certificates formerly representing shares of Denbury common stock have been surrendered (or the book-entry shares formerly representing shares of Denbury common stock have been transferred), at which time any accrued dividends and other distributions on those shares of ExxonMobil common stock with a payment date prior to such date will be paid without interest. Subject to the limitations set forth in the Merger Agreement, any future dividends by ExxonMobil will be made at the discretion of the

ExxonMobil board of directors. Subject to the limitations set forth in the Merger Agreement, any future dividends by Denbury will be made at the discretion of the Denbury board of directors. There can be no assurance that any future dividends will be declared or paid by ExxonMobil or Denbury or as to the amount or timing of those dividends, if any.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/ prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 41 of this proxy statement/prospectus, the following risk factors should be considered carefully in determining whether to vote for the approval and adoption of the Merger Agreement. You should also read and consider the risk factors associated with each of the businesses of ExxonMobil and Denbury because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Part I, Item 1A, “Risk Factors” in each of ExxonMobil’s and Denbury’s Annual Reports on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 22, 2023 and February 23, 2023, respectively, Item 8.01, “Other Events” in ExxonMobil’s Current Report on Form 8-K filed with the SEC on July 13, 2023, Item 1.01 “Entry into a Material Definitive Agreement” in Denbury’s Current Report on Form 8-K filed with the SEC on July 14, 2023, and in ExxonMobil’s and Denbury’s subsequent filings with the SEC, in each case, which are incorporated by reference into this proxy statement/prospectus. For information on where you can obtain copies of this information, see “Where You Can Find More Information” beginning on page 178 of this proxy statement/prospectus.

Risks relating to the Merger.

Because the exchange ratio is fixed and the market price of ExxonMobil common stock has fluctuated and will continue to fluctuate, Denbury stockholders cannot be sure of the value of the consideration they will receive in the Merger, if completed.

If the Merger is completed, each share of Denbury common stock outstanding immediately prior to the Merger (except for the excluded shares) will automatically be converted into the right to receive 0.840 shares of ExxonMobil common stock, with cash to be paid in lieu of fractional shares. Because the exchange ratio is fixed, the value of the Merger Consideration will depend on the market price of ExxonMobil common stock at the time the Merger is completed. Prior to the completion of the Merger, the market price of ExxonMobil common stock is also expected to impact the market price of the Denbury common stock. The value of the Merger Consideration has fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Special Meeting and the date the Merger is completed and thereafter. The closing price per share of Denbury common stock as of July 12, 2023, the last trading day prior to public announcement of the Merger by ExxonMobil and Denbury, was $87.75, and the closing price per share has fluctuated as high as $100.40 and as low as $82.87 between July 12, 2023 and September 28, 2023, the most recent practicable trading day prior to the date of this proxy statement/prospectus. The closing price per share of ExxonMobil common stock as of July 12, 2023, the last trading day prior to public announcement of the Merger by ExxonMobil and Denbury, was $106.49, and the closing price per share has fluctuated as high as $120.20 and as low as $100.92 between July 12, 2023 and September 28, 2023, the most recent practicable trading day prior to the date of this proxy statement/prospectus. Accordingly, at the time of the Special Meeting, Denbury stockholders will not know or be able to determine the market value of the Merger Consideration they would receive upon completion of the Merger. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in ExxonMobil’s and Denbury’s respective businesses, operations and prospects, market assessments of the likelihood that the Merger will be completed, the timing of the Merger, regulatory considerations and COVID-19. Many of these factors are beyond ExxonMobil’s and Denbury’s control. You are urged to obtain current market quotations for each of ExxonMobil’s and Denbury’s common stock traded on the NYSE (trading symbols “XOM” and “DEN”, respectively). In addition, ExxonMobil has historically paid quarterly dividends. There is no guarantee that ExxonMobil will continue to do so or, if it does so, that the Merger will close prior to any particular record date by which Denbury stockholders must hold ExxonMobil stock in order to be entitled to an applicable dividend.

The market price of ExxonMobil common stock after the Merger may be affected by factors different from those affecting the market price of Denbury common stock.

Upon completion of the Merger, holders of shares of Denbury common stock will become holders of shares of ExxonMobil common stock. The businesses of ExxonMobil differ from those of Denbury in important respects, and, accordingly, the results of operations of ExxonMobil after the Merger, as well as the market price of ExxonMobil common stock, may be affected by factors different from those currently affecting the results of operations of Denbury. For further information on the respective businesses of ExxonMobil and Denbury and certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to in “Where You Can Find More Information” beginning on page 178 of this proxy statement/prospectus.

Additionally, the market price of ExxonMobil common stock may fluctuate significantly following completion of the Merger.

Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the ExxonMobil common stock, regardless of ExxonMobil’s actual operating performance.

After completion of the Merger, ExxonMobil may fail to realize the anticipated benefits of creating a new and emerging networked carbon capture and storage business and the cost savings of the Merger versus organically building this infrastructure, which could adversely affect the value of ExxonMobil common stock.

The success of the Merger will depend, in significant part, on ExxonMobil’s ability to realize the anticipated benefits of a new and emerging business providing carbon capture and storage services and cost savings from combining the businesses of ExxonMobil and Denbury in comparison to ExxonMobil building this infrastructure from greenfield projects. The ability of ExxonMobil to realize these anticipated benefits and cost savings is subject to certain risks including:

•	ExxonMobil’s ability to successfully combine the businesses of ExxonMobil and Denbury;

•	whether the new combined business will perform as projected in a new and developing market;

•	the possibility that ExxonMobil paid more for Denbury than the value ExxonMobil will derive from the new carbon capture and storage market; and

•	the assumption of known and unknown liabilities of Denbury.

If ExxonMobil is not able to successfully combine the businesses of ExxonMobil and Denbury within the anticipated time frame and successfully utilize Denbury’s assets in the development of a new and emerging carbon capture and storage business, or at all, the anticipated benefits of the Merger may not be realized fully, or at all, or may take longer to realize than expected, the combined business may not perform as expected and the value of the ExxonMobil common shares (including the Merger Consideration) may be adversely affected.

ExxonMobil and Denbury have operated and, until completion of the Merger, will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Denbury expertise, the loss of clients, the disruption of either company’s or both companies’ ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of ExxonMobil and Denbury in order to realize the anticipated benefits of the Merger so the combined business performs as expected:

•	integrating the companies’ physical assets and technologies;

•	coordinating sales, distribution and marketing efforts;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	maintaining existing agreements with commercial counterparties and avoiding delays in entering into new agreements with prospective commercial counterparties;

•	identifying and eliminating redundant and underperforming functions and assets;

•	combining certain of the companies’ operations, financial, reporting and corporate functions;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ administrative and information technology infrastructure;

•	managing the movement of certain businesses and positions to different locations;

•	coordinating geographically dispersed organizations;

•	consolidating offices of ExxonMobil and Denbury that are currently in or near the same location; and

•	effecting potential actions that may be required in connection with obtaining regulatory approvals.

In addition, at times, the attention of certain members of either company’s or both companies’ business or management and resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

Denbury may have difficulty attracting, motivating and retaining employees in light of the Merger.

Uncertainty about the effect of the Merger on Denbury employees may impair Denbury’s ability to attract, retain and motivate personnel prior to and following the Merger. Employee retention may be particularly challenging during the pendency of the Merger, as employees of Denbury may experience uncertainty about their future roles with the combined business. In addition, pursuant to change-in-control provisions set forth in Denbury’s employee plans, certain employees of Denbury are entitled to receive severance payments upon a constructive termination of employment. Such Denbury employees potentially could terminate their employment following specified circumstances set forth in Denbury’s employee plans, including certain changes in such employees’ position, compensation or benefits, and collect severance. Such circumstances could occur in connection with the Merger as a result of changes in roles and responsibilities. See “Interests of Denbury’s Directors and Executive Officers in the Merger” beginning on page 140 of this proxy statement/prospectus for a further discussion of some of these issues. If employees of Denbury depart, the integration of the companies may be more difficult and the combined business following the Merger may be harmed. Furthermore, ExxonMobil may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of ExxonMobil or Denbury, and ExxonMobil’s ability to realize the anticipated benefits of the Merger may be adversely affected. In addition, there could otherwise be disruptions to or distractions for the workforce and management associated with integrating employees into ExxonMobil.

Completion of the Merger is subject to certain conditions and if these conditions are not satisfied, waived or fulfilled in a timely manner, the Merger may be delayed or not be completed.

The obligation of each of ExxonMobil, Denbury and Merger Sub to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of a number of conditions, including, among others: (i) the affirmative vote of the holders of a majority of the shares of Denbury common stock outstanding and entitled to vote at the Special Meeting approving and adopting the Merger Agreement (which condition described in this clause (i) may not be waived), (ii) the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act (in the case of ExxonMobil and Merger Sub’s obligation to complete the Merger, without the imposition of a Burdensome Condition (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 128 of this proxy statement/prospectus)), (iii) absence of any injunction or other order or applicable law preventing or making illegal the consummation of the Merger (in the case of ExxonMobil and Merger Sub’s obligation to complete the Merger, without the imposition of a Burdensome Condition to the extent such law or prohibition relates to the matters in clause (i) above (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 128 of this proxy statement/prospectus)), (iv) this registration statement being declared effective and no stop order suspending the effectiveness of this registration statement being in effect and no proceedings for such purpose pending or threatened by the SEC, (v) approval for the listing on the NYSE of the shares of ExxonMobil common stock to be issued in connection with the Merger, subject to official notice of issuance, (vi) accuracy of the representations and warranties made in the Merger Agreement by, in the case of ExxonMobil and Merger Sub’s obligations to complete the Merger, Denbury and, in the case of Denbury’s obligation to complete the Merger, ExxonMobil and Merger Sub, in each case, as of the date of the Merger Agreement and as of the date of completion of the Merger, subject to certain materiality thresholds, (vi) performance in all material respects by, in the case of ExxonMobil and Merger Sub’s obligations to complete the Merger, Denbury and, in the case of Denbury’s obligation to complete the Merger, ExxonMobil and Merger Sub, of the obligations required to be performed by it at or prior to the effective time of the Merger, (vii) the absence since the date of the Merger Agreement of a material adverse effect on, in the case of ExxonMobil and Merger Sub’s obligations to complete the Merger, Denbury and (viii) the absence since the date of the Merger Agreement of a material adverse on, in the case of Denbury’s obligations to complete the Merger, ExxonMobil and Merger Sub (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 119, of this proxy statement/prospectus for the definition of material adverse effect).

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 117 of this proxy statement/prospectus.

Many of the conditions to completion of the Merger are not within either Denbury’s or ExxonMobil’s control, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to July 13, 2024 (the “End Date”) (or January 13, 2025, if the End Date is extended in accordance with the terms of the Merger Agreement), it is possible that the Merger Agreement may be terminated. Although Denbury and ExxonMobil have agreed in the Merger Agreement to use reasonable best efforts, subject to certain limitations, to complete the Merger as promptly as practicable, these and other conditions to the completion of the Merger may fail to be satisfied. In addition, satisfying the conditions to and completion of the Merger may take longer, and could cost more, than Denbury and ExxonMobil expect.

Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Merger for a significant period of time or prevent the Merger from occurring. Any delay in completing the Merger may adversely affect the cost savings and other benefits that Denbury and ExxonMobil expect to achieve if the Merger and the integration of the companies’ respective businesses are not completed within the expected timeframe.

There can be no assurance that the conditions to the closing of the Merger will be satisfied, waived or fulfilled in a timely fashion or that the Merger will be completed. See “Risk Factors—Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Denbury” beginning on page 37 of this proxy statement/prospectus.

In order to complete the Merger, ExxonMobil and Denbury must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions to the parties, the closing of the Merger may be jeopardized or the anticipated benefits of the Merger could be reduced.

The closing of the Merger is conditioned upon the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act. Although ExxonMobil and Denbury have agreed in the Merger Agreement to use their reasonable best efforts, subject to specified limitations on remedies required to be accepted by ExxonMobil, to make certain governmental filings or obtain the required governmental authorizations, as the case may be, there can be no assurance that the relevant waiting periods will expire or that the relevant authorizations will be obtained. In addition, the governmental authorities with or from which these authorizations are required have broad discretion in administering the governing regulations. Adverse developments in ExxonMobil’s or Denbury’s regulatory standing or any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally could affect whether and when required governmental authorizations are granted. As a condition to authorization of the Merger, governmental authorities may impose requirements, limitations or costs or place restrictions on the conduct of ExxonMobil’s business after completion of the Merger. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying the closing of the Merger or imposing additional material costs on or materially limiting the revenues of the combined company following the Merger, or otherwise adversely affecting ExxonMobil’s businesses and results of operations after completion of the Merger. In addition, there can be no assurance that these terms, obligations or restrictions will not result in the delay or abandonment of the Merger. See “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger Agreement—Reasonable Best Efforts” beginning on pages 117 and 128, respectively, of this proxy statement/prospectus.

If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Denbury stockholders may be required to pay substantial U.S. federal income taxes.

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and ExxonMobil and Denbury intend to report the Merger consistent with such qualification. As of the date of this proxy statement/prospectus, Davis Polk and Vinson & Elkins are of the opinion that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and have provided opinions to ExxonMobil and Denbury, respectively, to that effect. These opinions of counsel are based on customary assumptions and representations, covenants and undertakings of ExxonMobil, Denbury and Merger Sub, all as of the date hereof. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or is violated, the validity of the opinions may be affected and the U.S. federal income tax consequences of the Merger could differ materially from those described in this proxy statement/prospectus. It is not a condition to Denbury’s or ExxonMobil’s obligation to complete the Merger that the Merger be treated as a “reorganization” within the meaning of Section 368(a) of the Code or that ExxonMobil or Denbury receive an opinion from counsel to that effect. ExxonMobil and Denbury have not sought, and will not seek, any ruling from the IRS regarding any matters relating to the transactions, and as a result, there can be no assurance that the IRS will agree with the opinions or would not assert, or that a court would not sustain, a position contrary to the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. If the IRS or a court determines that the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a holder of Denbury common stock generally would recognize taxable gain or loss upon the exchange of Denbury common stock for ExxonMobil common stock pursuant to the Merger. See “U.S. Federal Income Tax Consequences of the Merger” beginning on page 137 of this proxy statement/prospectus.

The opinions of Denbury’s financial advisors will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the Merger.

Denbury has received opinions from its financial advisors in connection with the signing of the Merger Agreement, but has not obtained any updated opinions from its financial advisors as of the date of this proxy statement/prospectus. Changes in the operations and prospects of ExxonMobil or Denbury, general market and economic conditions and other factors that may be beyond the control of ExxonMobil or Denbury, and on which Denbury’s financial advisors’ opinions were based, may significantly alter the value of ExxonMobil or Denbury or the prices of the shares of ExxonMobil common stock or Denbury common stock by the time the Merger is completed. The opinions do not speak as of the time the Merger will be completed or as of any date other than the date of each such opinion. Because Denbury does not currently anticipate asking its financial advisors to update their respective opinions, the opinions will not address the fairness of the Merger Consideration from a financial point of view at the time the Merger is completed. The Denbury board of director’s recommendation that Denbury stockholders vote “FOR” approval of the Merger Agreement Proposal and “FOR” the Advisory Compensation Proposal, however, is made as of the date of this proxy statement/prospectus.

For a description of the opinions that Denbury received from its financial advisors, see the section entitled “The Merger—Opinions of Denbury’s Financial Advisors” beginning on page 87. A copy of the opinions of each of J.P. Morgan Securities LLC, TPH & Co. and PJT Partners LP, Denbury’s financial advisors, is attached as Annex B, Annex C and Annex D, respectively, to this proxy statement/prospectus.

ExxonMobil’s and Denbury’s business relationships may be subject to disruption due to uncertainty associated with the Merger.

Parties with which ExxonMobil or Denbury does business may experience uncertainty associated with the Merger, including with respect to current or future business relationships with ExxonMobil, Denbury or the combined business. ExxonMobil’s and Denbury’s business relationships may be subject to disruption as parties with which ExxonMobil or Denbury does business may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than ExxonMobil, Denbury or the combined business. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of the combined business, including an adverse effect on ExxonMobil’s ability to realize the anticipated benefits of the Merger. The risk, and adverse effect, of such disruptions could be exacerbated by a delay in completion of the Merger or termination of the Merger Agreement.

Denbury may waive one or more of the Closing conditions without re-soliciting stockholder approval.

Denbury may determine to waive, in whole or part, one or more of the conditions to Closing prior to Denbury being obligated to consummate the Merger. Any determination whether to waive any conditions to Closing, or to re-solicit stockholder approval to amend or supplement this proxy statement/prospectus as a result of such a waiver, will be made by Denbury at the time of such waiver based on the facts and circumstances as they exist at that time.

Completion of the Merger may trigger change in control or other provisions in certain agreements to which Denbury is a party.

Denbury is a party to certain agreements that give the counterparty certain rights following a “change in control,” including in some cases the right to terminate such agreements. Under some such agreements, the Merger may constitute a change in control and therefore the counterparty may exercise certain rights under the agreement upon the closing of the Merger. Any such counterparty may request modifications of its respective agreements as a condition to granting a waiver or consent under its agreement. There is no assurance that such counterparties will not exercise their rights under the agreements, including termination rights where available and/or requiring payment of substantial financial penalties.

Certain of Denbury’s executive officers and directors have interests in the Merger that may be different from your interests as a stockholder of Denbury or as a stockholder of ExxonMobil.

In considering the recommendation of the Denbury board of directors to vote for the approval and adoption of the Merger Agreement, Denbury stockholders should be aware that the directors and executive officers of Denbury may have interests in the Merger that are different from, or in addition to, the interests of Denbury stockholders generally, including potential accelerated vesting of equity awards and severance payments and certain arrangements and agreements with ExxonMobil. The Denbury board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and approving the Merger, and in making its recommendation that Denbury stockholders vote to approve and adopt the Merger Agreement.

For more information, see “Interests of Denbury’s Directors and Executive Officers in the Merger” beginning on page 140 of this proxy statement/prospectus.

The Merger Agreement limits Denbury’s ability to pursue alternatives to the Merger and may discourage other companies from trying to acquire Denbury for greater consideration than what ExxonMobil has agreed to pay pursuant to the Merger Agreement.

The Merger Agreement contains provisions that make it more difficult for Denbury to sell its business to a party other than ExxonMobil. These provisions include a general prohibition on Denbury soliciting any acquisition proposal or offer for a competing transaction. Further, subject to certain exceptions, the Denbury board of directors will not withdraw or modify in a manner adverse to ExxonMobil the recommendation of the Denbury board of directors in favor of the approval and adoption of the Merger Agreement, and ExxonMobil generally has a right to match any competing acquisition proposals that may be made. Notwithstanding the foregoing, at any time prior to the approval and adoption of the Merger Agreement by Denbury stockholders, the Denbury board of directors is permitted to withdraw or modify in a manner adverse to ExxonMobil the recommendation of the Denbury board of directors in favor of the approval and adoption of the Merger Agreement in certain circumstances if it determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to Denbury stockholders under applicable law. The Merger Agreement does not require that Denbury submit the approval and adoption of the Merger Agreement to a vote of Denbury stockholders if the Denbury board of directors changes its recommendation in favor of the approval and adoption of the Merger Agreement in a manner adverse to ExxonMobil and terminates the Merger Agreement in order to enter into an alternative acquisition agreement with respect to a competing transaction in accordance with the terms of the Merger Agreement. In certain circumstances, upon termination of the Merger Agreement, Denbury will be required to pay a termination fee of $144 million to ExxonMobil, including if Denbury terminates the Merger Agreement prior to obtaining Denbury stockholder approval in order to enter into an alternative acquisition agreement with respect to a competing transaction in accordance with the terms of the Merger Agreement. See “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Exclusive Remedy” beginning on pages 133 and 135, respectively, of this proxy statement/prospectus.

While both Denbury and ExxonMobil believe these provisions and agreements are reasonable and customary and are not preclusive of other offers, the restrictions, including the added expense of the $144 million termination fee that may become payable by Denbury to ExxonMobil in certain circumstances, might discourage a third party that has an interest in acquiring all or a significant part of Denbury from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per-share value than the consideration payable in the Merger pursuant to the Merger Agreement.

Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Denbury.

If the Merger is not completed for any reason, including as a result of Denbury stockholders failing to approve the Merger or any other condition not being satisfied or waived, the ongoing businesses of Denbury may be adversely affected, and without realizing any of the benefits of having completed the Merger, ExxonMobil and Denbury would be subject to a number of risks, including the following:

•	Denbury may experience negative reactions from the financial markets, including negative impacts on its stock price;

•	Denbury may experience negative reactions from its customers, vendors, joint venture and other business partners, regulators and employees;

•	Denbury will be required to pay certain costs relating to the Merger, such as legal, accounting, financial advisor and printing fees, whether or not the Merger is completed;

•

the Merger Agreement places certain restrictions on the conduct of Denbury’s businesses prior to completion of the Merger, and such restrictions, the waiver of which is subject to the written consent of ExxonMobil (in certain cases, not to be unreasonably withheld, conditioned or delayed), and subject to certain exceptions and qualifications, may prevent Denbury from taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Merger that Denbury would have made, taken or pursued if these restrictions were not in place (see “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 120 of this proxy statement/prospectus for a description of the restrictive covenants applicable to Denbury);

•

matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by Denbury management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Denbury as an independent company;

•

in the event of a termination of the Merger Agreement under certain circumstances specified in the Merger Agreement, Denbury may be required to pay a termination fee of $144 million to ExxonMobil. To the extent that a termination fee is not promptly paid by Denbury when due, Denbury will be required to pay ExxonMobil interest on such fee at the annual rate equal to the prime rate, as published in The Wall Street Journal in effect on the date such payment was required to be made, through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable law; and

•

litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against Denbury or ExxonMobil preventing the performance of their respective obligations pursuant to the Merger Agreement.

There can be no assurance that the risks described above will not materialize. If the Merger is not completed, these risks may materialize and may materially and adversely affect ExxonMobil’s and/or Denbury’s businesses, financial condition, financial results, ratings, stock prices and/or bond prices.

The shares of ExxonMobil common stock to be received by Denbury stockholders upon completion of the Merger will have different rights from shares of Denbury common stock.

Upon completion of the Merger, Denbury stockholders will no longer be stockholders of Denbury, a Delaware corporation, but will instead become stockholders of ExxonMobil, a New Jersey corporation, and their rights as stockholders will be governed by New Jersey law and ExxonMobil’s restated certificate of incorporation and by-laws. New Jersey law and the terms of ExxonMobil’s restated certificate of incorporation and by-laws may be materially different than Delaware law and the terms of the Denbury certificate of incorporation and bylaws, which currently govern the rights of Denbury stockholders. See “Comparison of Stockholder Rights” beginning on page 151 of this proxy statement/prospectus for a discussion of the different rights associated with ExxonMobil common shares.

After the Merger, Denbury stockholders will have a significantly lower ownership and voting interest in ExxonMobil than they currently have in Denbury and will exercise less influence over management.

Based on the number of shares of Denbury common stock and the Denbury equity awards outstanding as of the Denbury record date for the Special Meeting, ExxonMobil estimates that it will issue approximately 45,804,688 shares of ExxonMobil common stock pursuant to the Merger, provided that if the Merger is not completed as of March 7, 2024 and additional Denbury equity awards are granted to certain Denbury employees as permitted under the Merger Agreement, ExxonMobil may be required to reserve additional shares of ExxonMobil common stock for issuance (see “The Merger Agreement – Treatment and Quantification of Denbury Equity Awards – Treatment of Denbury RSUs and Denbury Restricted Shares Granted on or after March 7, 2024). The actual number of shares of ExxonMobil common stock to be issued and reserved for issuance in connection with the Merger will be determined at completion of the Merger based on the exchange ratio and the number of shares of Denbury common stock and the Denbury equity awards outstanding at that time. ExxonMobil has a significantly larger market capitalization than Denbury. Based on the number of shares of Denbury common stock outstanding as of September 27, 2023, and the number of shares of ExxonMobil common stock outstanding as of September 27, 2023, ExxonMobil and Denbury estimate that, as of immediately following completion of the Merger, holders of ExxonMobil common stock as of immediately prior to the Merger will hold approximately 98.92% and holders of Denbury common stock immediately prior to the Merger will hold approximately 1.08%, of the outstanding shares of ExxonMobil common stock (or, on a fully diluted basis, holders of ExxonMobil common stock as of immediately prior to the Merger will hold approximately 98.86% and holders of Denbury common stock as of immediately prior to the Merger will hold approximately 1.14% of the shares of ExxonMobil common stock). Consequently, former Denbury stockholders will have materially less influence over the management and policies of ExxonMobil than they currently have over the management and policies of Denbury.

Denbury stockholders are not entitled to appraisal rights in connection with the Merger.

Appraisal rights are statutory rights that enable stockholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the applicable transaction. Under Delaware law, holders of shares of Denbury common stock will not have rights to an appraisal of the fair value of their shares in connection with the Merger. See “The Merger—No Dissenters’ or Appraisal Rights” beginning on page 109 of this proxy statement/prospectus.

Potential litigation against ExxonMobil and Denbury could result in substantial costs, an injunction preventing the completion of the Merger and/or a judgment resulting in the payment of damages.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if such a lawsuit is unsuccessful, defending against these claims can result in substantial costs.

Since the public announcement of the Merger, three putative stockholder lawsuits related to the Merger have been filed and Denbury has received letters from two additional purported Denbury stockholders who contend that the registration statement on Form S-4 filed in connection with the merger fails to disclose certain allegedly material information. For additional information, see the section entitled “The Merger—Litigation Relating to the Merger.” These lawsuits could prevent or delay the completion of the Merger and result in significant costs to Denbury and/or ExxonMobil, including any costs associated with the indemnification of directors and officers. There can be no assurance that any of the defendants will be successful in the outcome of these lawsuits or any other potential lawsuits.

ExxonMobil and Denbury will incur significant transaction and Merger-related costs in connection with the Merger.

ExxonMobil and Denbury expect to incur a number of non-recurring costs associated with the Merger and combining the operations of the two companies. The significant, non-recurring costs associated with the Merger include, among others, fees and expenses of financial advisors (which are described in “The Merger—Opinions of Denbury’s Financial Advisors” beginning on page 87 of this proxy statement/prospectus) and other advisors and representatives, certain employment-related costs relating to employees of Denbury (which are described in “Interests of Denbury’s Directors and Executive Officers in the Merger” beginning on page 140 of this proxy statement/prospectus), filing fees due in connection with filings required under the HSR Act and filing fees and printing and mailing costs for this proxy statement/prospectus. Some of these costs have already been incurred or may be incurred regardless of whether the Merger is completed, including a portion of the fees and expenses of financial advisors and other advisors and representatives and filing fees for this proxy statement/prospectus. ExxonMobil also will incur transaction fees and costs related to formulating and implementing integration plans with respect to the two companies, including facilities and systems consolidation costs. ExxonMobil continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Merger and the integration of the two companies’ businesses.

The Merger is predicated on a developing market for carbon capture and sequestration and other services and may be dilutive in both the short-term, medium-term and long-run, to ExxonMobil’s earnings per share, which may negatively affect the market price of ExxonMobil common stock following completion of the Merger.

In connection with the completion of the Merger, ExxonMobil expects to issue approximately 45,804,688 ExxonMobil common shares, provided that if the Merger is not completed as of March 7, 2024 and additional Denbury equity awards are granted to certain Denbury employees as permitted under the Merger Agreement, ExxonMobil may be required to reserve additional shares of ExxonMobil common stock for issuance (see “The Merger Agreement—Treatment and Quantification of Denbury Equity Awards—Treatment of Denbury RSUs and Denbury Restricted Shares Granted on or after March 7, 2024). The issuance of new ExxonMobil common shares could have the effect of depressing the market price of ExxonMobil common shares in the short-term.

ExxonMobil currently projects that the Merger will result in a number of benefits, including enhanced competitive positioning and a platform from which to create an end-to-end regional carbon capture and storage business and accelerate growth in this emerging market. The predictions for the business, and the carbon capture and storage market in general, are based on, among other things, preliminary estimates of future consumer demand, companies’ emission-reduction and net zero pledges, future technology developments to enable this business to be developed cost-effectively and at scale, and government policies, including the implementation and administration of regulations under the U.S. Inflation Reduction Act, all of which may be insufficiently robust to develop the emerging carbon capture and storage market or may materially change. The outcome of these factors will determine the extent to which the Merger may be dilutive to ExxonMobil’s earnings per share in the medium-term or long-run, and may be further impacted by additional transaction and integration related costs and other factors such as the failure to realize some or all of the benefits anticipated in the Merger. Any dilution of ExxonMobil’s earnings per share could cause the price of shares of ExxonMobil common stock to decline or grow at a reduced rate.

Risks relating to ExxonMobil and Denbury.

ExxonMobil and Denbury are, and following completion of the Merger ExxonMobil will continue to be, subject to the risks described in (i) Part I, Item 1A, “Risk Factors” in ExxonMobil’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 22, 2023 and Item 8.01, “Other Events” in ExxonMobil’s Current Report on Form 8-K filed with the SEC on July 13, 2023, (ii) Part I, Item 1A, “Risk Factors” in Denbury’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 23, 2023 and Item 1.01 “Entry into a Material Definitive Agreement” in Denbury’s Current Report on Form 8-K filed with the SEC on July 14, 2023, and (iii) ExxonMobil’s and Denbury’s subsequent filings with the SEC, in each case, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 178 of this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including the information included or incorporated by reference, contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of ExxonMobil and Denbury, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Denbury stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of ExxonMobil and Denbury to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against ExxonMobil, Denbury or their respective directors; the risk that disruptions from the proposed transaction will harm ExxonMobil’s or Denbury’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; rating agency actions and ExxonMobil and Denbury’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, including regulatory implementation of the Inflation Reduction Act, timely and attractive permitting for carbon capture and storage by applicable federal and state regulators, and other regulatory actions targeting public companies in the oil and gas industry and changes in local, national, or international laws, regulations, and policies affecting ExxonMobil and Denbury including with respect to the environment; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the Merger that could affect ExxonMobil’s and/or Denbury’s financial performance and operating results; certain restrictions during the pendency of the Merger that may impact Denbury’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against ExxonMobil or Denbury, and other political or security disturbances; dilution caused by ExxonMobil’s issuance of additional shares of its common stock in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in policy and consumer support for emission-reduction products and technology; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market or economic conditions that impact demand, prices and differentials, including reservoir performance; changes in technical or operating conditions, including unforeseen technical difficulties; those risks described in Item 1A of ExxonMobil’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023, and subsequent reports on Forms 10-Q and 8-K, as well as under the heading “Factors Affecting Future Results” on the Investors page of ExxonMobil’s website at www.exxonmobil.com (information included on or accessible through ExxonMobil’s website is not incorporated by reference into this communication); those risks described in Item 1A of Denbury’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks that are described herein under “Risk Factors.” References to resources or other quantities of oil or natural gas may include amounts that ExxonMobil or Denbury believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.

While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. You are cautioned not to place undue reliance on ExxonMobil’s and Denbury’s forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of any information included or incorporated by reference in this proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this proxy statement/prospectus and attributable to ExxonMobil or Denbury or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, ExxonMobil and Denbury undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE COMPANIES

EXXON MOBIL CORPORATION

Exxon Mobil Corporation, which is referred to in this proxy statement/prospectus as ExxonMobil, was incorporated in the State of New Jersey in 1882. Divisions and affiliated companies of ExxonMobil operate or market products in the United States and most other countries of the world. Their principal business involves exploration for, and production of, crude oil and natural gas; manufacture, trade, transport and sale of crude oil, natural gas, petroleum products, petrochemicals, and a wide variety of specialty products; and pursuit of lower-emission business opportunities including carbon capture and storage, hydrogen, and lower-emission fuels. Affiliates of ExxonMobil conduct extensive research programs in support of these businesses.

The principal trading market for ExxonMobil’s common stock (NYSE: XOM) is the NYSE.

The principal executive offices of ExxonMobil are located at 22777 Springwoods Village Parkway, Spring, Texas 77389-1425, its telephone number is (972) 940-6000 and its website is www.exxonmobil.com.

This proxy statement/prospectus incorporates important business and financial information about ExxonMobil from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 178 of this proxy statement/prospectus.

DENBURY INC.

Denbury Inc., which is referred to in this proxy statement/prospectus as Denbury, a Delaware corporation, is an independent energy company with operations focused in the Gulf Coast and Rocky Mountain regions of the United States. Denbury is differentiated by its focus on CO2 EOR and the emerging CCUS industry, supported by Denbury’s CO2 EOR technical and operational expertise and its extensive CO2 pipeline infrastructure. The utilization of captured industrial-sourced CO2 in EOR significantly reduces the carbon footprint of the oil that Denbury produces, making Denbury’s Scope 1 and Scope 2 CO2 emissions negative today, with Denbury’s goal to reach Net Zero for its Scope 1, Scope 2 and Scope 3 CO2 emissions within this decade, primarily through increasing the amount of captured industrial-sourced CO2 used in its operations.

Denbury common stock is traded on the NYSE under the symbol “DEN.” Following the Merger, Denbury common stock will be delisted from the NYSE.

The principal executive offices of Denbury are located at 5851 Legacy Circle, Suite 1200, Plano, Texas 75024, its telephone number is (972) 673-2000 and its website is www.denbury.com.

Additional information about Denbury and its subsidiaries are included in documents incorporated by reference into this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 178 of this proxy statement/prospectus.

EMPF CORPORATION

Merger Sub is a wholly owned subsidiary of ExxonMobil. Merger Sub was formed solely for the purpose of completing the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

Merger Sub was incorporated in the State of Delaware on July 3, 2023. The principal executive offices of Merger Sub are located at 22777 Springwoods Village Parkway, Spring, Texas 77389-1425, and its telephone number is (972) 940-6000.

THE SPECIAL MEETING

This proxy statement/prospectus is being provided to the Denbury stockholders as part of a solicitation of proxies by the Denbury board of directors for use at the Special Meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This proxy statement/prospectus provides Denbury stockholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting or any adjournment or postponement thereof and should be read carefully in its entirety. In addition, this proxy statement/prospectus constitutes a prospectus for ExxonMobil in connection with the issuance by ExxonMobil of ExxonMobil common stock pursuant to the Merger Agreement.

Date, Time and Place of the Special Meeting

The Special Meeting will be held virtually at www.virtualshareholdermeeting.com/DEN2023SM on October 31, 2023, at 10:00 a.m., Central Time. On or about September 29, 2023, Denbury commenced mailing this proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Special Meeting.

The Special Meeting can be accessed by visiting www.virtualshareholdermeeting.com/DEN2023SM, where Denbury stockholders will be able to participate and vote online. Denbury encourages its stockholders to access the meeting prior to the start time leaving ample time for check-in. Please follow the instructions as outlined in this proxy statement/prospectus. This proxy statement/prospectus is first being furnished to Denbury’s stockholders on or about September 29, 2023.

Denbury has chosen to hold the Special Meeting solely via live webcast and not in a physical location. Denbury has adopted a virtual format for the Special Meeting to make participation accessible for stockholders from any geographic location with Internet connectivity.

Purposes of the Special Meeting

The Special Meeting is being held to consider and vote upon the following proposals:

•

Proposal 1—the Merger Agreement Proposal: to approve and adopt the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and the material provisions of which are summarized in “The Merger Agreement” beginning on page 112 of this proxy statement/prospectus, pursuant to which, among other things, Merger Sub will merge with and into Denbury and each outstanding share of Denbury common stock will be converted into the right to receive 0.840 shares of ExxonMobil common stock; and

•

Proposal 2—the Advisory Compensation Proposal: to approve, on an advisory basis, certain compensation that may be paid or become payable to Denbury’s named executive officers that is based on or otherwise related to the Merger, the value of which is disclosed in the table in “Interests of Denbury’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 144 of this proxy statement/prospectus.

Recommendation of the Denbury Board of Directors

At a meeting held on July 13, 2023, the Denbury board of directors unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Denbury and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger in accordance with the requirements of the Delaware General Corporation Law and (iii) resolved to recommend approval and adoption of the Merger Agreement by the stockholders of Denbury. The Denbury board of directors unanimously recommends that the Denbury stockholders vote:

•	Proposal 1: “FOR” the Merger Agreement Proposal; and

•	Proposal 2: “FOR” the Advisory Compensation Proposal.

This proxy statement/prospectus contains important information regarding these proposals and factors that Denbury stockholders should consider when deciding how to cast their votes. Denbury stockholders are encouraged to read carefully this proxy statement/prospectus in its entirety, including the annexes to this proxy statement/prospectus and documents incorporated by reference into this proxy statement/prospectus, for more detailed information regarding the Merger Agreement and the Merger.

Record Date; Stockholders Entitled to Vote

Only holders of record of Denbury common stock at the close of business on September 27, 2023, the record date, will be entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof.

On the record date, there were 51,446,811 shares of Denbury common stock outstanding and entitled to vote at the Special Meeting. Each share of Denbury common stock outstanding on the record date entitles the holder thereof to one vote on each proposal to be considered at the Special Meeting. Denbury stockholders may vote virtually at the meeting or by proxy through the Internet or by telephone or by a properly executed and delivered proxy card with respect to the Special Meeting.

A complete list of Denbury stockholders of record who are entitled to vote at the Special Meeting will be available for a period of at least ten days prior to the Special Meeting. If you would like to inspect the list of Denbury stockholders of record, please call the Investor Relations department at (972) 673-2000 to schedule an appointment or request access. A certified list of eligible Denbury stockholders will be available for inspection during the Special Meeting at www.virtualshareholdermeeting.com/DEN2023SMby entering the control number provided on your proxy card, voting instruction form or notice.

Quorum

A quorum is necessary to conduct business at the Special Meeting. A quorum requires the presence at the Special Meeting, by attending the Special Meeting or being represented by proxy, of one-third of the outstanding shares of Denbury common stock entitled to vote on each matter considered at the Special Meeting.

For purposes of determining whether there is a quorum, all shares that are present will count towards the quorum, which will include proxies received but marked as abstentions and will exclude broker non-votes. Broker non-votes occur when a beneficial owner holding shares in “street name” does not instruct the broker, bank or other nominee that is the record owner of such stockholder’s shares on how to vote those shares on a particular proposal.

Required Vote; Treatment of Abstentions and Broker Non-Votes

The votes required for each proposal are as follows:

•

Proposal 1—the Merger Agreement Proposal. The affirmative vote of holders of a majority of the outstanding shares of Denbury common stock on the record date and entitled to vote thereon is required to adopt the Merger Agreement Proposal. The required vote on Proposal 1 is based on the number of outstanding shares—not the number of shares actually voted. The failure of any Denbury stockholder to submit a vote (i.e., by not submitting a proxy and not voting at the Special Meeting) and any abstention from voting by a Denbury stockholder will have the same effect as a vote “AGAINST” the Merger Agreement Proposal. Because the Merger Agreement Proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the Merger Agreement Proposal, and will not be able to vote on the Merger Agreement Proposal absent instructions from the beneficial owner of any Denbury shares held of record by them. As a result, a broker non-vote will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

•	Proposal 2—the Advisory Compensation Proposal. The affirmative vote of the majority of the voting power present or represented by proxy at the Special Meeting, where a quorum is present, and entitled to vote thereon is required to approve the Advisory Compensation Proposal. The required vote on the Advisory Compensation Proposal is based on the number of shares present—not the number of outstanding shares. Abstentions from voting by a Denbury stockholder attending the Special Meeting or voting by proxy will have the same effect as a vote “AGAINST” the Advisory Compensation Proposal. A failure to attend the Special Meeting virtually or by proxy will have no effect on the outcome of the vote on the Advisory Compensation Proposal. Brokers do not have discretion to vote on this proposal without your instruction. If you do not instruct your broker how to vote on this proposal, your broker will deliver a non-vote on this proposal, and, as a result, broker non-votes will have no effect on the outcome of the vote on the Advisory Compensation Proposal. While the Denbury board of directors intends to consider the vote resulting from the Advisory Compensation Proposal, the vote is advisory only and therefore not binding on Denbury, and, if the proposed Merger is approved by Denbury stockholders and consummated, the compensation that is the subject of the Advisory Compensation Proposal will be payable even if the Advisory Compensation Proposal is not approved.

Share Ownership; Voting by Denbury’s Directors and Executive Officers

At the close of business on the record date for the Special Meeting, Denbury’s directors and executive officers had the right to vote approximately 111,703 shares of the then-outstanding Denbury common stock at the Special Meeting, collectively representing approximately 0.2% of the Denbury common stock outstanding and entitled to vote on that date. We currently expect that Denbury’s directors and executive officers will vote their shares “FOR” Proposal 1 (the Merger Agreement Proposal) and “FOR” Proposal 2 (the Advisory Compensation Proposal), although no director or executive officer has entered into any agreement obligating him or her to do so.

Voting of Denbury Common Stock

Voting By Shareholders of Record

You are a stockholder of record if your shares of Denbury common stock are directly held by you and registered in your name with our transfer agent, Broadridge Corporate Issuer Solutions, Inc. If you are a stockholder of record, you may vote your shares via the Internet at www.proxyvote.com in accordance with the instructions in the Notice. You may also vote by touch-tone telephone from the United States by calling 1-800-690-6903, or by completing, signing and dating the proxy card and returning the proxy card in the prepaid envelope. In order to be valid and acted upon at the Special Meeting, your proxy must be received before 11:59 p.m. Eastern Time (ET) on October 30, 2023. Shares represented by proxy will be voted at the Special Meeting unless the proxy is revoked at any time prior to the time at which the shares covered by proxy are voted by: (i) timely submitting a proxy with new voting instructions via the Internet or telephone; (ii) timely delivering a valid, later-dated executed proxy card; (iii) delivering a written notice of revocation that is received by our Corporate Secretary at 5851 Legacy Circle, Suite 1200, Plano, Texas 75024, by 11:59 p.m. Eastern Time (ET) on October 30, 2023; or (iv) voting at the virtual Special Meeting by completing a ballot.

Attending the Special Meeting virtually without completing a ballot will not revoke any previously submitted proxy. If you properly complete and sign your proxy card but do not indicate how your shares should be voted on a matter, the shares represented by your proxy will be voted in accordance with the recommendation of the Denbury board of directors as discussed below.

Denbury stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Special Meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Denbury board of directors.

Voting By Beneficial Owners

Denbury stockholders who hold shares of Denbury common stock in a stock brokerage account or through a bank, broker or other nominee (“street name” stockholders) who wish to vote at the Special Meeting should be provided a voting instruction form by the bank, broker or other nominee that holds their shares. If you are a street name stockholder and this has not occurred, contact the bank, broker or other nominee that holds your shares of record. A number of banks and brokerage firms participate in a program that also permits “street name” stockholders to direct their vote by telephone or over the Internet. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by telephone or over the Internet by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. The Internet and telephone proxy procedures are designed to authenticate stockholders’ identities, to allow stockholders to give their proxy voting instructions and to confirm that those instructions have been properly recorded. Votes directed by telephone or over the Internet through such a program must be received by 11:59 p.m. Eastern Time (ET), on October 30, 2023. Directing the voting of your shares will not affect your right to vote at the Special Meeting if you decide to attend the Special Meeting; however, you must use the 16-digit control number set forth on the voting instruction form received from your bank, broker or other nominee to vote your shares held in “street name” at the Special Meeting. Voting at the Special Meeting using the 16-digit control number set forth on the voting instruction form received from your bank, broker or other nominee prior to the deadline described above will automatically cancel any voting directions you have previously given by telephone or over the Internet with respect to your shares.

In accordance with the rules of the NYSE, brokers, banks and other nominees who hold shares of Denbury common stock in “street name” for their customers do not have discretionary authority to vote the shares with respect to the Merger Agreement Proposal and the Advisory Compensation Proposal. Accordingly, if brokers, banks or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to these proposals. Under such circumstance, a “broker non-vote” would arise. “Broker non-votes,” if any, will not be considered present at the Special Meeting for purposes of determining whether a quorum is present at the Special Meeting, will have the same effect as a vote “AGAINST” the Merger Agreement Proposal and, assuming a quorum is present, will have no effect on the Advisory Compensation Proposal. Thus, for shares of Denbury common stock held in “street name,” only shares of Denbury common stock affirmatively voted “FOR” the Merger Agreement Proposal will be counted as a vote in favor of such proposal.

Revocation of Proxies

Shareholders of Record

Denbury stockholders of record may revoke their proxies at any time before their shares are voted at the Special Meeting in any of the following ways:

•

sending a written notice of revocation to Denbury at 5851 Legacy Circle, Suite 1200, Plano, Texas 75024, Attention: Corporate Secretary, which notice must be received before shares are voted at the Special Meeting;

•

properly submitting a new, later-dated, proxy card which must be received before shares are voted at the Special Meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting a proxy via the Internet or by telephone at a later date, which must be received by 11:59 p.m. Eastern Time, on October 30, 2023 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the Special Meeting and voting at the Special Meeting. Attendance at the Special Meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial Owners

Beneficial owners of Denbury common stock may change their voting instruction by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record or by following the instructions for voting set forth on the voting instruction form with a 16-digit control number provided by their brokers, banks or other nominees and voting at the Special Meeting.

Denbury stockholders that hold their shares in “street name” through a broker, bank or other nominee will need to follow the instructions provided by their broker, bank or other nominee in order to revoke their proxies or submit new voting instructions.

Inspector of Elections; Tabulation of Votes

Voting results will be tabulated and certified by an individual designated by the Denbury board of directors to serve as inspector of election.

Solicitation of Proxies

Denbury will be responsible for the proxy solicitation costs related to the Special Meeting. This includes the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials to Denbury stockholders. In addition to sending and making available these proxy materials, some of Denbury’s directors, officers and other employees may solicit proxies by contacting Denbury stockholders by telephone, by mail, by e-mail or at the Special Meeting via the Special Meeting website. Denbury stockholders may also be solicited by press releases issued by Denbury and/or ExxonMobil, postings on Denbury’s or ExxonMobil’s websites and advertisements in periodicals. None of Denbury’s directors, officers or employees will receive any extra compensation for their solicitation services. Denbury has also retained Innisfree M&A Incorporated to assist in the solicitation of proxies for a fee expected not to exceed $60,000, plus reasonable out-of-pocket expenses. Denbury and ExxonMobil may also reimburse brokers, banks and other nominees representing beneficial owners of shares of Denbury common stock for their expenses in sending proxy solicitation materials to such beneficial owners and obtaining their proxies.

Adjournments and Postponements

In accordance with the Fourth Amended and Restated Bylaws of Denbury, whether or not a quorum is present, the chairman of the Special Meeting will have the power to adjourn the Special Meeting in order to provide more time to solicit additional proxies in favor of adoption of the Merger Agreement Proposal.

If a sufficient number of shares of Denbury common stock is present or represented by proxy at the Special Meeting, and have voted in favor of the Merger Agreement Proposal at the Special Meeting such that the requisite Denbury stockholder approval shall have been obtained, Denbury does not anticipate that it will adjourn or postpone the Special Meeting.

Any adjournment or postponement of the Special Meeting will allow Denbury stockholders who have already sent in their proxies to revoke them at any time before their use at the Special Meeting that was adjourned or postponed. If the adjournment is for more than 30 days or if after the adjournment a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the Special Meeting.

Other Matters

At this time, Denbury knows of no other matters to be submitted at the Special Meeting other than those listed in the Notice.

Householding of Proxy Statement/Prospectus

Under SEC rules, a single copy of this proxy statement will be delivered in one envelope to multiple stockholders having the same last name and address and to individuals with more than one account registered at Broadridge Corporate Issuer Solutions, Inc. with the same address, unless contrary instructions have been received from an affected stockholder. This procedure, referred to as “householding,” reduces the volume of duplicate materials that stockholders receive and reduces mailing expenses.

You may revoke your consent to future householding mailings or enroll in householding by submitting a written request to Denbury’s Corporate Secretary at Denbury’s principal offices located at 5851 Legacy Circle, Suite 1200, Plano, Texas 75024. You may also send an email to IR@denbury.com or call Denbury at (972) 673-2000.

Questions and Additional Information

Denbury stockholders may contact Denbury’s proxy solicitor, Innisfree M&A Incorporated, with any questions concerning the Merger Agreement or the Merger or the other transactions contemplated by the Merger Agreement, or the accompanying proxy statement/prospectus, or if they would like additional copies of this proxy statement/prospectus or documents incorporated by reference herein, or need help voting their shares of Denbury common stock:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call toll free: (877) 717-3905

Banks and Brokers may call collect: (212) 750-5833

Denbury stockholders should not return their stock certificates or send documents representing Denbury common stock with the enclosed proxy card. If the Merger is completed, the exchange agent for the Merger will send to Denbury stockholders a letter of transmittal and related materials and instructions for exchanging shares of Denbury common stock.

THE MERGER

GENERAL

This proxy statement/prospectus is being provided to holders of Denbury common stock in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting. At the Special Meeting, Denbury will ask Denbury stockholders to consider and vote on (i) the Merger Agreement Proposal and (ii) the Advisory Compensation Proposal.

The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Denbury, with Denbury continuing as the surviving corporation and a wholly owned subsidiary of ExxonMobil. The Merger will not be completed unless Denbury stockholders approve and adopt the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the legal document that governs the Merger. For additional information about the Merger, see “The Merger Agreement—Structure of the Merger” and “The Merger Agreement—Merger Consideration” beginning on pages 112 and 113, respectively, of this proxy statement/prospectus.

If the Merger is completed, each outstanding share of Denbury common stock (with certain exceptions described in this proxy statement/prospectus) will be entitled to the right to receive the Merger Consideration, subject to any applicable withholding taxes for cash paid in lieu of fractional shares, in each case without interest. Although the number of shares of ExxonMobil common stock that Denbury stockholders will receive in the Merger is fixed, the market value of the Merger Consideration will fluctuate with the market price of ExxonMobil common stock and will not be known at the time that Denbury stockholders vote to adopt the Merger Agreement. Based on the closing price of ExxonMobil’s common stock on the NYSE on July 12, 2023, the last trading day before the public announcement of the Merger, the 0.840 exchange ratio represented approximately $89.45 in implied value for each share of Denbury common stock. Based on ExxonMobil’s closing price on September 28, 2023 of $119.47, the 0.840 exchange ratio represented approximately $100.35 in implied value for each share of Denbury common stock. The market price of ExxonMobil common stock when Denbury stockholders receive those shares after the Merger is completed could be greater than, less than or the same as the market price of shares of ExxonMobil common stock on the date of this proxy statement/prospectus or at the time of the Special Meeting.

THE PARTIES

Exxon Mobil Corporation

Exxon Mobil Corporation, which is referred to in this proxy statement/prospectus as ExxonMobil, was incorporated in the State of New Jersey in 1882. Divisions and affiliated companies of ExxonMobil operate or market products in the United States and most other countries of the world. Their principal business involves exploration for, and production of, crude oil and natural gas; manufacture, trade, transport and sale of crude oil, natural gas, petroleum products, petrochemicals, and a wide variety of specialty products; and pursuit of lower-emission business opportunities including carbon capture and storage, hydrogen, and lower-emission fuels. Affiliates of ExxonMobil conduct extensive research programs in support of these businesses.

The principal trading market for ExxonMobil’s common stock (NYSE: XOM) is the NYSE.

The principal executive offices of ExxonMobil are located at 22777 Springwoods Village Parkway, Spring, Texas 77389-1425, its telephone number is (972) 940-6000 and its website is www.exxonmobil.com.

This proxy statement/prospectus incorporates important business and financial information about ExxonMobil from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 178 of this proxy statement/prospectus.

Denbury Inc.

Denbury Inc., which is referred to in this proxy statement/prospectus as Denbury, a Delaware corporation, is an independent energy company with operations focused in the Gulf Coast and Rocky Mountain regions of the United States. Denbury is differentiated by its focus on CO2 EOR and the emerging CCUS industry, supported by Denbury’s CO2 EOR technical and operational expertise and its extensive CO2 pipeline infrastructure.

Denbury common stock is traded on the NYSE under the symbol “DEN.” Following the Merger, Denbury common stock will be delisted from the NYSE.

The principal executive offices of Denbury are located at 5851 Legacy Circle, Suite 1200, Plano, Texas 75024, its telephone number is (972) 673-2000 and its website is www.denbury.com.

Additional information about Denbury and its subsidiaries are included in documents incorporated by reference into this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 178 of this proxy statement/prospectus.

EMPF Corporation

Merger Sub is a wholly owned subsidiary of ExxonMobil. Merger Sub was formed solely for the purpose of completing the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

Merger Sub was incorporated in the State of Delaware on July 3, 2023. The principal executive offices of Merger Sub are located at 22777 Springwoods Village Parkway, Spring, Texas 77389-1425, and its telephone number is (972) 940-6000.

BACKGROUND OF THE MERGER

The Denbury board of directors and Denbury management regularly evaluate various strategic and financial alternatives to increase stockholder value. In that context, between early 2021 and July of 2023, Denbury held or authorized its advisors to hold discussions with over 28 parties, primarily related to a sale of the company, and Denbury signed confidentiality agreements with 17 of such parties. While a number of parties expressed various levels of interest at different points in time, ExxonMobil was the only party to provide an indication of interest above the current market price and submit a proposal to acquire Denbury. The implied value of ExxonMobil’s proposal of $89.45 per Denbury share represented an approximately 2% premium to Denbury’s closing price as of July 12, 2023, the day before announcement, and an approximately 17% premium to the unaffected 10-day average closing price on August 16, 2022, the day before the publication of the first of several news stories speculating on the potential sale of Denbury. Moreover, during the period from August 16, 2022 through July 10, 2023, Denbury’s indexed average trading performance was up 10%, compared to 1% for selected oil companies and negative 51% for selected energy transition companies, leading the Denbury board of directors to conclude that Denbury’s stock price was affected by takeover speculation. What follows is a detailed summary of the key events, meetings, and decisions that led the Denbury board of directors to approve the execution of the Merger Agreement on July 13, 2023.

Denbury Resources Inc. (the “Predecessor”) was an exploration and production company with operations focused in the Gulf Coast and Rocky Mountain regions of the United States, whose common stock traded publicly on the NYSE from 1997 until September 2020. During such time, the Predecessor focused its operations on a combination of exploitation, drilling and proven engineering extraction processes, with its primary focus on CO2 EOR.

The Predecessor began its CO2 operations in August 1999, with the acquisition of the Little Creek Field, followed by the acquisition of Jackson Dome CO2 reserves and the NEJD CO2 pipeline in 2001. Based upon successes at Little Creek and the ownership of the CO2 reserves, the Predecessor began to transition its capital spending and acquisition efforts to focus more heavily on CO2 EOR and, over time, transformed its strategy to focus primarily on owning and operating oil fields that are well suited for CO2 EOR projects and building out an extensive CO2 pipeline system in the Gulf Coast and Rocky Mountain regions to be utilized for transporting CO2 for EOR. In 2010, the Predecessor completed construction of the Green Pipeline, a 320-mile CO2 pipeline running from near Donaldsonville, Louisiana, to south of Houston, Texas, within close proximity to the highest concentration of industrial emissions in the United States. The Predecessor envisioned a day when CO2 would be captured from those industrial emissions and utilized in EOR, hence the name “Green Pipeline”.

In February 2018, the United States Congress passed legislation, which was signed into law by President Trump on February 9, 2018, that increased so-called 45Q tax credits for qualifying enterprises undertaking CCUS activities. The Denbury board of directors and Denbury management recognized that Denbury’s deep CO2 expertise and extensive CO2 pipeline infrastructure could be increasingly valuable, particularly considering these tax law changes and increasing public and investor pressure to reduce industrial CO2 emissions. In January 2020, the Predecessor formed a “Denbury Carbon Solutions” team to advance the Predecessor’s leadership in the anticipated high-growth CCUS industry, leveraging the company’s unique capabilities and assets that were developed over the prior 20-plus years through its focus on CO2 EOR.

Beginning in 2020, the COVID-19 pandemic’s effect on economic activity across the globe resulted in a rapid and precipitous drop in demand for oil, which in turn caused oil prices to plummet beginning in the first week of March 2020, negatively affecting the Predecessor’s cash flow, liquidity and financial position. These events worsened an already-deteriorated oil market that followed the early-March 2020 failure by the group of oil producing nations known as OPEC+ to reach an agreement over proposed oil production cuts. As a result, on March 5, 2020, the Predecessor was notified by the NYSE that the average closing price of its common stock, par value $0.001 per share, over the prior 30-consecutive trading day period was below $1.00 per share, which is the minimum average closing price per share required to maintain listing on the NYSE.

In response, the Predecessor took significant action with respect to its operations, announcing on March 31, 2020, that (i) it planned to reduce its 2020 capital budget by approximately $80 million, or 44%, (ii) it would defer its Cedar Creek Anticline CO2 tertiary flood development project beyond 2020, (iii) it would restructure certain of its hedges to increase downside protection against further declines in oil prices, and (iv) its Board of Directors would submit a proposal for approval at the Predecessor’s 2020 Annual Meeting of Stockholders, to effect a reverse stock split of the common stock and reduce its authorized common stock. On June 29, 2020, the Predecessor elected to draw $200 million under its credit facility. The Predecessor elected not to make the approximately $8 million interest payment due and payable on June 30, 2020 with respect to its 6 3⁄8% convertible senior notes due 2024 on the due date in order to evaluate certain strategic alternatives, none of which were ultimately implemented.

On July 30, 2020, the Predecessor and all of its wholly owned direct and indirect subsidiaries filed petitions for voluntary relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”).

On September 2, 2020, the Bankruptcy Court entered an order confirming that certain Joint Chapter 11 Plan of Reorganization of Denbury Resources Inc. and its Debtor Affiliates (the “Plan”), and on September 18, 2020 (the “Effective Date”), the Plan became effective in accordance with its terms and Denbury emerged from Chapter 11. As part of the transactions undertaken pursuant to the Plan, holders of the Predecessor’s approximate $2.1 billion in aggregate debt principal of previously issued notes were fully extinguished in exchange for Denbury common stock and/or warrants and holders of existing equity interests received warrants reflecting a maximum of 2.5% of the reorganized company’s equity interests.

Denbury Inc. (“Denbury”) became the successor reporting company of the Predecessor. On September 21, 2020, Denbury common stock, par value $0.001 commenced trading on the NYSE under the ticker symbol “DEN.” Since re-listing on the NYSE less than three years ago through July 12, 2023, Denbury delivered an approximately 385% return for investors.

The Denbury board of directors and Denbury management have regularly reviewed and assessed Denbury’s performance, strategy, financial position, leverage, opportunities and risks in light of current business and economic conditions, developments in the oil and gas exploration and production sector, the emerging CCUS industry, and potential future industry developments since its emergence from bankruptcy protection.

Shortly after relisting on the NYSE, Denbury began receiving inbound solicitations from third parties seeking to partner with Denbury in various ways around its CCUS infrastructure. On December 11, 2020, Chris Kendall, Denbury’s President and Chief Executive Officer and a member of the Denbury board of directors, and Mark Allen, Denbury’s Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary, accepted a meeting with the CCUS leadership team at Company A, an integrated, international oil and natural gas company, to discuss a potential joint venture centered around developing storage sites along the U.S. Gulf Coast.

In mid-December 2020, Denbury management provided the Denbury board of directors with an update on its strategy, vision and CCUS activities, including potential opportunities for storage sites and its CO2 pipeline network and interest from third parties, including Company A, in potential CCUS joint venture opportunities with Denbury. Denbury management also provided an update on other strategic opportunities around its conventional oil business, including potential strategic merger combinations and acquisition opportunities, each of which were discussed and evaluated during this time. In connection with these evaluations, the Denbury board of directors and Denbury management recognized that Denbury was well positioned as an operator of CO2 EOR assets and the largest owner and operator of CO2 pipelines in the U.S. to capitalize on its strategic position in the emerging CCUS business. Denbury’s Board became increasingly convinced that Denbury’s CO2 expertise and assets could be valuable to other parties. As such, the Denbury board of directors instructed management to continue to explore the universe of opportunities and develop its overall CCUS strategy while continuing to manage its baseline business, aligned with the Company’s vision to be recognized as the world leader in CO2 EOR, significant in scale, financially secure, and strategically positioned through its expertise and assets to lead the industry in the emerging CCUS industry.

On January 25, 2021, Messrs. Kendall and Allen accepted an introductory meeting with a business development executive at Company B, an integrated, international oil and natural gas company. At the meeting, the Company B executive suggested that Company B would be interested in a potential CCUS joint venture with Denbury. On January 27, 2021, in a follow-up phone call with Messrs. Kendall and Allen, the Company B executive reiterated Company B’s interest in a CCUS joint venture with Denbury.

On February 2, 2021, Denbury entered into a customary confidentiality agreement with Company B related to the consideration of a CCUS joint venture between the parties. This confidentiality agreement did not include a standstill provision.

On February 8 and 9, 2021, several members of Denbury’s management, including Messrs. Kendall and Allen, met with several members of Company B’s management to allow each party to provide a high level overview of its history, operations, financial results, reserves, energy transition and ESG strategy, sustainability initiatives and other matters, as well as a discussion of the CCUS business in particular.

In addition to Company A and Company B, several other third parties reached out periodically to gauge Denbury’s interest in a joint venture or other collaboration, including Company C, an integrated, international oil and natural gas company. Given the various third party interests, Denbury management reached out to representatives of J.P. Morgan in early February 2021 to assist Denbury management in considering Company B’s interest in a potential CCUS joint venture with Denbury, as well as other potential strategic alternatives.

Representatives of J.P. Morgan suggested that, among other things, Denbury consider reaching out to ExxonMobil in light of ExxonMobil’s February 1, 2021 public announcement of its Low Carbon Solutions business to commercialize emission-reduction technology.

In late February 2021, at the direction of Denbury’s management, a representative of J.P. Morgan reached out to representatives of ExxonMobil to inquire as to whether exploring a strategic transaction with Denbury would further ExxonMobil’s Low Carbon Solution business goals.

On March 4, 2021, Company B provided Denbury with a non-binding term sheet for a potential CCUS joint venture. Thereafter on March 8, 2021, several members of Denbury’s management, including Messrs. Kendall and Allen, met with several members of Company B’s management to discuss Company B’s joint venture proposal.

The Denbury board of directors held a regularly scheduled meeting on March 31, 2021. As part of this meeting, Denbury management and representatives of J.P. Morgan provided the Denbury board of directors with a presentation covering, among other matters, an overview of the exploration and production market and Denbury’s positioning within that market, the role of CCUS and hydrogen in various decarbonization initiatives and an overview of potential strategic alternatives for Denbury, including acquisitions, joint ventures, and a sale of the company. Despite its conviction that Denbury was well positioned within the CCUS industry, the Denbury board of directors also recognized the challenges of optimizing its CCUS business and assets, including execution risks, regulatory risk and the need for significant capital expenditures to develop the CCUS business. Also at this meeting, members of Denbury’s management provided the Denbury board of directors with the results of management’s review of CCUS strategy, which included an aggressive expansion of the CCUS business. The Denbury board of directors approved management’s updated strategy that sought to aggressively grow a CCUS business led by Denbury to maximize stockholder value, while continuing to maintain its EOR-focused oil production business.

In furtherance of this strategy, on April 5, 2021, Denbury appointed Nik Wood as Senior Vice President and leader of the Denbury Carbon Solutions team, directly reporting to Mr. Kendall and charged with building out the team and executing Denbury’s CCUS strategy.

Throughout April 2021, Denbury and Company B held several due diligence and negotiation discussions. However, it was unclear to Denbury how the proposed joint venture could be in the best interest of Denbury stockholders. While a cash infusion would help funding for future capital needs, the total capital required to build out the CCUS business was unknown and it appeared too early in the evolution of the business to enter into such an arrangement. Moreover, Denbury management was concerned that the proposed joint venture with Company B would provide Company B with more control over the Denbury CCUS business and assets than Denbury management believed was appropriate, especially in light of the Denbury board of directors’ approval of an aggressive, “Denbury led” CCUS business.

On April 21, 2021, Denbury informed Company B that it was not interested in pursuing a joint venture and in May 2021, the parties returned or destroyed due diligence materials that had been provided by the other party.

On April 29, 2021, representatives of J.P. Morgan held a meeting with T.J. Wojnar, ExxonMobil’s Vice President, Corporate Strategic Planning. and Alex van Veldhoven, ExxonMobil’s then Senior Strategy Advisor, Corporate Strategic Planning, and provided an overview of Denbury, as directed by Messrs. Kendall and Allen. Messrs. Wojnar and van Veldhoven expressed interest in learning more about Denbury.

Given the interest of companies like Company A, Company B, Company C and ExxonMobil, in early May 2021, Denbury management reached out again to J.P. Morgan to assist the Denbury board of directors and management in evaluating strategic alternatives. J.P. Morgan was selected based on its industry experience and knowledge of Denbury and its assets and operations, as well as its knowledge of likely potential counterparties.

Denbury also engaged Vinson & Elkins to act as its legal advisor related to the strategic alternative review process.

On May 10, 2021, Denbury entered into a customary confidentiality agreement with ExxonMobil. This confidentiality agreement did not include a standstill provision.

On May 21, 2021, Messrs. Kendall and Allen met with senior management of Company D, an oil and natural gas exploration and production company, at Company D’s headquarters to discuss, among other things, a potential for a strategic transaction.

The Denbury board of directors held regularly scheduled meetings on May 24 and 25, 2021. As part of these meetings, Denbury management, with the assistance of J.P. Morgan, discussed with the Denbury board of directors, among other matters, the details of potential strategic opportunities available to Denbury, potential counterparties to those opportunities and the mechanics of an exploratory process that would begin with organic discussions and general dialogue with potential counterparties to determine any genuine interest in a strategic transaction with Denbury. Following the discussion, the Denbury board of directors instructed Denbury management to work with J.P. Morgan to initiate the exploratory process.

On May 25, 2021, J.P. Morgan, on behalf of Denbury and as directed by the Denbury board of directors, began contacting and distributing marketing materials to potential counterparties identified by Denbury management with the assistance of J.P. Morgan, including exploration and production companies, integrated oil and natural gas companies, industrial gas companies, renewable energy companies, investment firms and companies interested in pursuing midstream/CCUS opportunities, among others. Throughout the entire process of exploring potential strategic opportunities involving Denbury, J.P. Morgan acted at the direction of Denbury management and regularly updated Denbury management regarding the process and its discussions with potential counterparties.

On June 2, 2021, Messrs. Kendall and Allen, together with other members of Denbury management, gave a presentation to ExxonMobil representatives, including Mr. van Veldhoven, Scott Darling, then Vice President, Finance, Marketing & Commercial Development of ExxonMobil’s Low Carbon Solutions business, and Guy Powell, then Vice President, Planning& Business Development, of ExxonMobil’s Low Carbon Solutions business, regarding Denbury’s history, operations, financial results, reserves, energy transition and ESG strategy, and sustainability initiatives and other matters. During the meeting, representatives of ExxonMobil provided ExxonMobil’s perspective regarding Denbury’s successes and management team, and indicated that an acquisition of Denbury would align with ExxonMobil’s focus on CCUS.

Between June 2 and June 7, 2021, Denbury entered into separate customary confidentiality agreements with Company E, a distributor of hydrogen and nitrogen products, Company F, an investment management organization with investments in midstream assets, and Company D. Denbury management directly interacted with Company E, whereas Companies D and F had been contacted by J.P. Morgan at the direction of Denbury. These confidentiality agreements did not include standstill provisions. Each of Company E, Company F and Company D were granted access to a virtual data room with due diligence materials about Denbury.

On June 7, 2021, a representative of J.P. Morgan discussed the merits of exploring a potential transaction involving Denbury with an executive of Company G, an integrated, international oil and natural gas company. The Company G executive advised that Company G would be very interested in Denbury because, in the executive’s view, there were very few opportunities other than Denbury that involved real CCUS assets. Following this discussion, at the direction of Denbury management, J.P. Morgan sent Company G a draft confidentiality agreement.

The Denbury board of directors met on June 11, 2021 to discuss the exploratory process. A representative of J.P. Morgan noted for the Denbury board of directors that, among other things, J.P. Morgan had contacted or would soon contact at least 14 of the identified potential counterparties to gauge their interest in acquiring Denbury. The representative of J.P. Morgan summarized for the Denbury board of directors the details of recent discussions with ExxonMobil and Company G, as well as J.P. Morgan’s perspective on the interest levels of each of the other potential counterparties. The representative of J.P. Morgan also described an illustrative timeline and the potential due diligence process required by each potential counterparty. Following this discussion, the Denbury board of directors instructed Denbury management, with the assistance of J.P. Morgan, to request indications of interest from the potential counterparties in advance of the Denbury board of directors’ regularly scheduled July meeting. After representatives of J.P. Morgan exited the meeting, a representative of Vinson & Elkins reviewed with the Denbury board of directors a summary of directors’ fiduciary duties in considering strategic alternatives. The Denbury board of directors also discussed the terms of a proposed engagement of J.P. Morgan as its financial advisor.

Following the meeting, as directed by the Denbury board of directors, representatives of J.P. Morgan continued to contact potential counterparties and encouraged those who were interested to provide non-binding indications of interest in advance of the Denbury board of directors’ upcoming meeting scheduled for July 15, 2021.

On June 16, 2021, Messrs. Kendall and Allen met with the chief executive officer and other members of senior management of Company E. Senior management of Company E expressed interest in a joint venture with Denbury and its Gulf Coast CCUS assets. Messrs. Kendall and Allen explained why a joint venture was not desirable for Denbury at the current time but suggested that Denbury would be open to a considering a corporate transaction. The chief executive officer of Company E advised that they would consider it and would discuss the potential opportunity with Company E’s board of directors.

On June 18, 2021, representatives of Company D advised J.P. Morgan that it was withdrawing from the process, citing valuation concerns and Company D’s unwillingness to issue common stock in an amount necessary to acquire Denbury.

On June 21, 2021, a representative of J.P. Morgan met with the chief executive officer of Company G to explore the merits of a potential transaction with Denbury. The chief executive of Company G reiterated that Company G was very interested in discussing the potential opportunity. Following this discussion, J.P. Morgan introduced the Company G chief executive officer to Mr. Kendall.

Between June 22 and June 30, 2021, Denbury entered into separate customary confidentiality agreements with Company H, a large midstream company, Company I, an industrial gas company, Company J, a large energy and power company, Company K, an industrial gas company, and Company C. These confidentiality agreements either did not include standstill provisions or included standstill provisions that would terminate if Denbury agreed to be sold to a third party. Company C and Company K were subsequently granted access to a virtual data room with due diligence materials about Denbury.

On June 24, 2021, Messrs. Kendall and Allen, and other members of Denbury management, gave a presentation to Company F management regarding Denbury’s history, operations, financial results, reserves, energy transition and ESG strategy, and sustainability initiatives and other matters.

Also on June 24, 2021, representatives of Company A, which had reached out to Denbury in late 2020 to discuss a potential CCUS joint venture, advised J.P. Morgan that Company A was not interested in acquiring Denbury because it was not interested in acquiring any U.S. oil and gas assets; however, the representatives of Company A expressed an interest in exploring future partnership opportunities.

On June 25, 2021, a representative of J.P. Morgan discussed the opportunity to explore a potential transaction with Denbury with Mr. van Veldhoven, including certain diligence matters, and encouraged ExxonMobil to provide an informal indication of interest in advance of the scheduled Denbury board of directors meeting on July 15, 2021.

On June 29, 2021, a representative of J.P. Morgan met with a business development executive at Company G to encourage Company G to enter into a confidentiality agreement with Denbury and schedule a management presentation. The Company G executive agreed to respond to the draft confidentiality agreement previously provided by J.P. Morgan and schedule a management presentation after the 4th of July holiday.

Also on June 29, 2021, representatives of Company E advised J.P. Morgan that it was withdrawing from the process because an acquisition of Denbury would either be highly dilutive to Company E’s shareholders or require the incurrence of substantial debt by Company E.

On June 30, 2021, a business development professional at Company B contacted Mr. Allen to advise that Company B had learned that Denbury was undergoing a strategic review process. Mr. Allen advised that if Denbury received serious interest from a third party regarding a combination or acquisition, Denbury would contact Company B.

On July 1, 2021, Messrs. Kendall and Allen and other members of management gave a presentation to representatives of Company C, regarding Denbury’s history, operations, financial results, reserves, energy transition and ESG strategy, and sustainability initiatives and other matters.

On July 7, 2021, Denbury entered into a customary confidentiality agreement with Company G. This confidentiality agreement included a standstill provision that would terminate if Denbury agreed to be sold to a third party. That same day, following the entry into the confidentiality agreement, Denbury management provided Company G management with a presentation regarding Denbury’s history, operations, financial results, reserves, energy transition and ESG strategy, and sustainability initiatives and other matters.

Also on July 7, 2021, Denbury management provided Company H management with a presentation regarding Denbury’s history, operations, financial results, reserves, energy transition and ESG strategy, and sustainability initiatives and other matters. Later that day, representatives of Company J advised J.P. Morgan that it was withdrawing from the process because Company J did not want to acquire Denbury’s EOR assets.

On July 8, 2021, a representative of J.P. Morgan met with Mr. van Veldhoven who advised that ExxonMobil was having difficulty valuing the CCUS business based on assumptions related to the number of emitters at an assumed $50 tax credit based on existing tax laws.

Also on July 8, 2021, representatives of Company I advised J.P. Morgan that while they were interested in Denbury’s CCUS business and assets, they did not want to acquire Denbury’s EOR assets.

On July 12, 2021, executives of Company F advised representatives of J.P. Morgan that given recent increases in the trading price of Denbury common stock, Company F was not in a position to acquire the entire company; however, Company F would be interested in providing growth capital to Denbury.

Also on July 12, 2021, Denbury entered into a customary confidentiality agreement with Company L, an international oil and natural gas exploration and production company. This confidentiality agreement did not include a standstill provision.

On July 13, 2021, representatives of Company H advised J.P. Morgan that they would not be making a proposal because recent increases in the trading price of Denbury common stock had pushed Denbury’s valuation too high in Company H’s view relative to the expected timing of Denbury’s first CCUS cash flows.

On July 14, 2021, Messrs. Kendall and Allen, and other members of Denbury management, gave a presentation to representatives of Company K regarding Denbury’s history, operations, financial results, reserves, energy transition and ESG strategy, and sustainability initiatives and other matters. Following the meeting, representatives of Company K indicated to J.P. Morgan that Company K was very impressed with Denbury’s CCUS business, which in Company K’s view would fit well with Company K’s strategy; however, Company K advised that it would need to find a potential partner to acquire Denbury’s EOR business and assets.

Also on July 14, 2021, an executive of Company G advised J.P. Morgan that while they were not yet prepared to make a formal indication of interest, Company G was very interested in Denbury and requested additional due diligence materials. Later that day, Company C delivered a letter to J.P. Morgan confirming that it was strongly interested in continuing to evaluate an all-cash acquisition of Denbury, but did not indicate a purchase price.

The Denbury board of directors held a regularly scheduled meeting on July 15, 2021. As part of this meeting, a representative of J.P. Morgan summarized the status of the outreach to potential counterparties, including a summary of the feedback from the counterparties contacted, noting that 12 of those parties had executed confidentiality agreements and that seven had confirmed their interest in participating in the process. The Denbury board of directors discussed whether to contact additional potential counterparties, including Company B, and the reasons for not contacting such parties, including the risk of leaks to the media and the unlikelihood that such counterparties would be interested in acquiring both Denbury’s CCUS assets and Denbury’s EOR assets. The Denbury board of directors also discussed the importance of preventing the process from being a distraction on management, especially given the Denbury board of directors’ focus on building the CCUS business, executing on the EOR business and continuing to build value for Denbury stockholders. Following discussion, the Denbury board of directors determined to contact Company B and invite it to participate in the process. The Denbury board of directors, management and its advisors then discussed the next steps in the process, including due diligence and management presentations. After discussion, the Denbury board of directors instructed J.P. Morgan to request that potential counterparties submit non-binding proposals by September 13, 2021. After the representatives of J.P. Morgan left the meeting, the Denbury board of directors discussed the proposed terms of an engagement letter with J.P. Morgan and instructed management to execute the J.P. Morgan engagement letter on the terms discussed with the Denbury board of directors.

On July 19, 2021, as directed by the Denbury board of directors, a representative of J.P. Morgan met with Mr. van Veldhoven to discuss next steps between Denbury and ExxonMobil. J.P. Morgan advised Mr. van Veldhoven that Denbury was in discussions with other potential counterparties and that the Denbury board of directors determined to formalize the process and seek proposals by September 13, 2021, the day before the scheduled Denbury board of directors meeting.

On July 22, 2021, Mr. Allen contacted a representative of Company B to advise that Denbury was gauging third party interest in acquiring the company and invited Company B to participate in Denbury’s process. On July 26, 2021, after Company B indicated they were interested in participating in the process, J.P. Morgan sent Company B a draft confidentiality agreement.

Also on July 22, 2021, representatives of Company L advised J.P. Morgan that it was withdrawing from the process because Company L was focused on permanent geological carbon dioxide storage only and that EOR as a transition to this focus area was inconsistent with Company L’s plans.

On July 26, 2021, Denbury formally engaged J.P. Morgan (effective as of May 20, 2021) to act as its lead financial advisor in connection with a possible transaction.

On July 30, 2021, Denbury entered into a separate customary confidentiality agreement with Company B, given the shift in focus from consideration of a CCUS joint venture to a corporate acquisition. This confidentiality agreement contained a standstill provision that would terminate if Denbury agreed to be sold to a third party. Company B was subsequently granted access to the virtual data room.

On August 3 and August 10, 2021, a representative of Company C contacted Mr. Kendall and a representative of J.P. Morgan, respectively, to discuss the timeline for submitting a non-binding proposal and indicated to J.P. Morgan that a September 13 submission timeline was reasonable.

On August 17, 2021, Messrs. Kendall and Allen and other members of Denbury management, together with J.P. Morgan, met with members of Company B management and its financial advisors to discuss prospective financial information.

On August 19, 2021, Messrs. Kendall and Allen and other members of Denbury management, together with J.P. Morgan, met with ExxonMobil representatives, including Mr. van Veldhoven and Mr. Powell, to discuss prospective financial information. Later that day, Mr. van Veldhoven met with a representative of J.P. Morgan and advised that there remained an internal debate within ExxonMobil as to whether to pursue a transaction with Denbury.

On August 23, 2021, Mr. Kendall met with a member of Company B management to discuss the potential transaction, in particular Company B’s diligence efforts on the EOR business.

On August 24, 2021, Messrs. Kendall and Allen and other members of Denbury management, together with J.P. Morgan, met with members of Company G management and its financial advisors to discuss prospective financial information.

On August 25, 2021, at the direction of Denbury management, J.P. Morgan distributed a bid procedures letter to each of the five potential counterparties who remained interested in acquiring Denbury outlining the procedures for submitting a non-binding proposal, on or before September 13, 2021, to acquire Denbury.

On August 30, 2021, executives of Company B contacted J.P. Morgan and advised that Company B would likely submit a proposal by September 13 but was not interested in Denbury’s EOR assets and would only bid on the CCUS business and assets.

On September 3, 2021, a representative of J.P. Morgan reached out to the chief executive officer of Company M, a large energy company backed by a large investment firm. Over several discussions, Company M’s chief executive officer said he thought Denbury was a very interesting company, but given the early stage nature and regulatory risk of the CCUS business, Company M thought the valuation was too high and it was not interested in the EOR assets. Company M therefore declined to pursue discussions further and did not enter into a confidentiality agreement.

On September 8, 2021, a representative of Company F informed a representative of J.P. Morgan that while Company F was highly interested in Denbury, it was not able to offer sufficient valuation, and therefore, Company F would not submit a proposal on September 13.

On September 9, 2021, Denbury entered into a customary confidentiality agreement with Company N, a major investment firm with focuses in the technology, energy, transportation and communications industries. This confidentiality agreement included a standstill provision that would terminate if Denbury agreed to be sold to a third party.

On September 13, 2021, J.P. Morgan received feedback from several of the potential counterparties. None of the counterparties submitted a conforming proposal. Company C advised that it was withdrawing from the opportunity because it could not provide an attractive premium given that the trading price of Denbury common stock had increased above $70 per share. Company K declined to submit a proposal because it was unwilling to acquire Denbury’s EOR assets. Both Company C and Company K advised that each would be interested in acquiring Denbury’s CCUS business and assets if Denbury were to consider such a transaction. Company G advised that it remained interested but was not prepared to submit a proposal. Company B advised that it required more time internally before it could submit a proposal and was not certain whether it would be willing to acquire the entire company. Mr. van Veldhoven similarly advised J.P. Morgan that ExxonMobil remained interested but was not prepared to submit a proposal.

The Denbury board of directors held a regularly scheduled meeting on September 14, 2021. Denbury management and representatives of J.P. Morgan provided the Denbury board of directors with a summary of the feedback provided by the potential counterparties.

On September 15, 2021, Messrs. Kendall and Allen, and other members of Denbury management, gave a presentation to representatives of Company N regarding Denbury’s history, operations, financial results, reserves, energy transition and ESG strategy, and sustainability initiatives and other matters.

On September 16, 2021, a representative of Company B informed J.P. Morgan and Mr. Kendall that it was not going to submit a proposal, citing Company B’s disinterest in the EOR assets due to concerns over asset retirement obligations, and Company B’s difficulty valuing the CCUS business and assets, which it stated would require significant capital expenditures in the future to fully develop.

On September 17, 2021, a representative of Company N informed J.P. Morgan that Company N was withdrawing from the process because it viewed Denbury as primarily an EOR business and believed Denbury would need a long time and significant capital to achieve its CCUS goals.

On September 23, 2021, a business development executive of Company G advised J.P. Morgan that Company G was not going to submit a proposal at this time given Company G’s desire to maintain a certain level of cash on its balance sheet.

On November 5, 2021, Mr. van Veldhoven advised J.P. Morgan that the ExxonMobil management committee determined not to move forward with an acquisition of Denbury because the trading price of Denbury common stock had increased beyond ExxonMobil’s view on valuation.

On November 10, 2021, Mr. Kendall and Mr. Allen accepted an introductory meeting with the chief executive officer and chief financial officer of Company Y, an independent oil and gas company with a smaller market capitalization than Denbury. At the meeting, the chief executive officer of Company Y suggested that the companies should consider a merger. On December 10, 2021, senior management from Denbury, including Mr. Kendall and Mr. Allen, met with the senior management of Company Y to share presentations and information on the respective companies. At a meeting of the Denbury board of directors on December 16, 2022, the Board determined not to pursue a potential merger with Company Y due to lack of strategic alignment, local regulatory concerns and diversity in operations between Denbury and Company Y.

Denbury management and J.P. Morgan, at the direction of the Denbury board of directors and Denbury management, maintained contact with several parties throughout the remainder of 2021 and into 2022 who continued to conduct due diligence during such time. High level discussions regarding a potential transaction between Denbury and such parties continued, but no offer was received during such time.

On January 20, 2022, Mr. Kendall had dinner with Neil Chapman, a Senior Vice President of ExxonMobil, at which the two discussed Denbury’s and ExxonMobil’s common interests in CCUS and potential future collaboration.

In June 2022, a representative of TPH&Co., the energy business of Perella Weinberg Partners (“TPH”), who had previously worked for J.P. Morgan, met with Messrs. Kendall and Allen to discuss reinitiating discussions with potential counterparties who may be interested in acquiring Denbury.

On June 28, 2022, the representative of TPH had dinner with Mr. Chapman and suggested that ExxonMobil should reevaluate Denbury, given the progress Denbury had made with its CCUS business plan. Mr. Chapman agreed that Denbury was worth looking into again and suggested that TPH meet with Dan Ammann, who had recently been hired as ExxonMobil’s President, Low Carbon Solutions. Following the dinner, Mr. Chapman introduced Mr. Ammann to the representative of TPH.

On June 29, 2022, the representative of TPH had dinner with Mr. van Veldhoven who agreed that discussing Denbury with Mr. Ammann was an appropriate next step.

On July 6, 2022, the representative of TPH met with a senior executive of Company C, who advised that Company C remained interested in potential CCUS partnership opportunities with Denbury, but that due to senior executive changes at Company C, it would not be interested in acquiring Denbury.

On July 7, 2022, the representative of TPH had a videoconference with Mr. Ammann and provided Mr. Ammann with an overview of Denbury and the strategic rationale for a potential transaction. Mr. Ammann requested an introduction to Mr. Kendall and Mr. Allen. Thereafter, the representative of TPH coordinated a dinner between Denbury management and management of ExxonMobil’s Low Carbon Solutions business for the following week.

On July 14, 2022, Messrs. Kendall and Allen met with Mr. Ammann and Mr. Darling, during which Messrs. Kendall and Allen provided an overview of Denbury and its operations. Mr. Ammann expressed interest in conducting due diligence on Denbury.

On July 19, 2022, Mr. Ammann contacted Mr. Kendall to advise that he had spoken with Darren Woods, ExxonMobil’s Chairman and Chief Executive Officer, who agreed that ExxonMobil should undertake further due diligence in order to develop a deeper understanding of the potential opportunity. Over the course of the next few weeks, ExxonMobil and Denbury held a series of due diligence calls and Denbury provided ExxonMobil with due diligence materials via a virtual data room pursuant to the terms of the existing confidentiality agreement.

On July 27, 2022, Senators Chuck Schumer and Joe Manchin announced an agreement to pass legislation focused on climate change and taxes known as the Inflation Reduction Act (the “IRA”) that was signed into law by President Biden on August 16, 2022. The IRA was a landmark federal law that, among other things, increased the tax credit for capturing and storing carbon to $85 per ton. Given that Denbury owns the largest CO2 pipeline network in the United States, the passage of the IRA had a dramatic impact on the trading price of Denbury common stock. On the day prior to the announcement by Senators Schumer and Manchin, Denbury’s trading price was $61.95 per share, and by August 16, 2022, the date President Biden signed the IRA into law, the trading price had increased to $78.90 per share, a 27.4% increase.

On July 29, 2022, an executive of Company B and Mr. Kendall exchanged emails noting the positive legislative movement supporting CCUS policy, and agreed to meet later in the summer about renewing consideration of a potential strategic transaction.

On August 2, 2022, representatives of TPH had dinner with Messrs. Ammann and Darling during which Mr. Ammann expressed ongoing interest in moving forward with discussions with Denbury. A representative of TPH conveyed to Mr. Ammann that given other interested parties, such a transaction would need to be at a meaningful premium to Denbury’s trading price.

Also on August 2, 2022, the Denbury board of directors approved, and Denbury entered into, an engagement letter with TPH as a financial advisor in connection with a possible transaction. TPH was selected based on its industry experience and its knowledge of Denbury, ExxonMobil and other interested parties, as well as Denbury’s prior working relationship with a representative of TPH who previously worked for J.P. Morgan. Denbury and J.P. Morgan also revised the existing J.P. Morgan engagement letter to provide for both J.P. Morgan and TPH to work together on Denbury’s behalf.

On August 10, 2022, TPH contacted executives at Company H to see if Company H would consider reevaluating a strategic transaction with Denbury. The Company H executives conveyed that Company H remained uninterested in acquiring Denbury.

On August 17, 2022, Bloomberg published an article stating that Denbury was working with an adviser to explore options, including a sale of the company. The trading price of Denbury common stock increased 12.4% to $88.72 per share in one day following the publication of the Bloomberg article.

Following the publication of the Bloomberg article and its impact on Denbury’s stock price, Messrs. Kendall and Ammann agreed to pause discussions.

Also following the publication of the Bloomberg article, several potentially interested third parties reached out to Denbury management to express interest in evaluating a strategic transaction, including Company O, a large midstream company, Company P, an oil and natural gas exploration and production company, and Company Q, an oil, chemical and alternative energy company.

In late August 2022, an executive of Company R, a large oil and gas exploration and production company, expressed some interest in Denbury; however, after discussions with Messrs. Kendall and Allen, and given recent news about Company R’s strategy, Denbury, with advice from TPH, determined the risk of further leaks was too high to engage in discussions with Company R. The Company R executive never followed up on the conversation or expressed further interest directly to Denbury.

On August 25, 2022, Company S, an oil and natural gas exploration and production company, reached out to a representative from J.P. Morgan to express interest in Denbury’s EOR assets.

On September 2, 2022, Mr. Kendall had lunch with an executive of Company B during which the Company B executive reiterated that Company B continued to struggle conceptually with a corporate acquisition that included Denbury’s oil and gas assets, particularly given abandonment liability concerns. Mr. Kendall suggested that a way to alleviate Company B’s concern would be to have representatives of Company B anonymously visit some of Denbury’s oil and gas properties and the two agreed to schedule such visits in the near term.

Later that afternoon, Mr. Kendall spoke with Mr. Ammann who advised Mr. Kendall that ExxonMobil was continuing to evaluate how a combination with Denbury could accelerate its CCUS efforts.

On September 20, 2022, Mr. Ammann conveyed to Mr. Kendall that ExxonMobil’s valuation was in line with Denbury’s current stock price, but Mr. Ammann stated that ExxonMobil was willing to do more work to understand if Denbury’s plans had additional value not yet reflected in ExxonMobil’s analysis. Mr. Ammann and Mr. Kendall agreed to hold a meeting on October 11, 2022 in Houston.

On September 21, 2022, a representative from Company S emailed a representative from J.P. Morgan to express that they would not be in a position to submit an indicative proposal for Denbury’s EOR assets.

On September 27, 2022, TPH contacted executives at Company G who advised that Company G remained uninterested in acquiring Denbury.

On October 6, 2022, Mr. Kendall had lunch with the chief executive officer of Company T, a large midstream company, who discussed a potential interest in a strategic transaction with Denbury; however, after further discussions with other executives, the chief executive officer of Company T called Mr. Kendall the next week and said that Company T was not interested in acquiring Denbury for valuation reasons.

Also on October 6, 2022, Mr. Allen met with representatives of Company U, a midstream company, to provide an overview of Denbury’s assets and operations.

On October 10, 2022, Bloomberg published an article stating that ExxonMobil was considering an acquisition of Denbury and that the talks were “at a preliminary stage.” Denbury’s common share price increased from $92.70 to $99.02, a 6.8% increase (in contrast, the market trading prices of both the selected oil companies and selected energy transition companies the Denbury board of directors reviewed were on average down 1.3% and 1.9%, respectively). In light of the news article, Mr. Kendall and Mr. Ammann agreed to cancel the meetings planned for the following day. An executive of Company B also contacted Mr. Kendall that day to inquire about the article and whether there was time for a transaction with Company B to be considered. Without confirming the contents of the article, Mr. Kendall replied that there was time, but that Company B should move quickly if it was serious about acquiring Denbury.

On October 13, 2022, representatives of TPH met with an executive of Company V, an oil and gas exploration company, and discussed whether Company V might have interest in Denbury given the recent Bloomberg articles. The executive of Company V indicated there might be interest and agreed to discuss with other Company V executives.

On October 14, 2022, an executive of Company B contacted Mr. Kendall and advised him that Company B had a valuation below Denbury’s current stock price due to its valuation of the EOR business. The executive of Company B requested additional due diligence information in the hopes of improving its valuation of Denbury.

From October 14 through October 26, 2022, executives of Company I, Company U and Company V all confirmed to TPH that they were not interested in considering an acquisition of Denbury.

On October 19, 2022, Denbury entered into a customary confidentiality agreement with Company W, a large energy company. This confidentiality agreement did not include a standstill provision. Thereafter, Company W was granted access to a virtual data room with due diligence materials about Denbury.

On October 26, 2022, members of Denbury’s CCUS management met with representatives of Company B to provide additional due diligence concerning Denbury’s CCUS business.

The Denbury board of directors met on October 27, 2022. A representative of TPH summarized for the Denbury board of directors an overview of 28 potential counterparties. Of these, 18 of the potential counterparties had indicated that they were not interested in acquiring Denbury, largely due to disinterest in Denbury’s EOR assets and valuation concerns given Denbury’s trading price. Two of the potential counterparties had not been contacted but, it was noted, neither had reached out to Denbury management or to TPH or J.P. Morgan to inquire about Denbury after either of the Bloomberg articles. The representative of TPH then summarized the engagement with each of ExxonMobil, Company B, Company O, Company P, Company Q, Company R, Company S and Company W, noting that of these, ExxonMobil and Company B were the only ones actively engaged.

On November 1, 2022, members of Denbury management and ExxonMobil management met by videoconference to discuss additional information needed by ExxonMobil related to Denbury’s CCUS business and assets. Throughout November, December and early January 2023, members of Denbury’s CCUS management met numerous times with ExxonMobil management to provide technical due diligence around Denbury’s CCUS business and assets.

On November 11, 2022, representatives from Denbury held an introductory meeting with Company W to discuss respective business strategies and operations. Subsequently, representatives from Company W conveyed to Denbury that while it was not interested in pursuing an acquisition of Denbury, they would be interested in working together commercially in the future.

On November 16, 2022, a representative of TPH met with an executive of Company H who had led Company H’s evaluation of Denbury in 2021 to inquire whether Company H might be interested in reevaluating Denbury in light of the recent news articles about a potential sale of Denbury. The executive of Company H noted that the Company H executive team had discussed Denbury recently and there was no interest in pursuing discussions again.

On November 17, 2022, an executive from Company B reached out to Mr. Kendall to request a meeting after Thanksgiving. Thereafter, on December 9, 2022, representatives of Company B met with Messrs. Kendall and Allen as a follow-up from Company B’s recently completed site visits. During the course of this meeting, a representative of Company B advised Messrs. Kendall and Allen that Company B could not offer a valuation at or above Denbury’s current trading price.

On December 13, 2022, Denbury hosted a CCUS business outlook event for public investors and analysts, during which Denbury management reviewed its CCUS strategy, accomplishments, growth plans and projected financial information that was broadly in line with projected financial information provided then and subsequently to potentially interested counterparties. During the presentation the Company highlighted its accomplishments to date, including 20 million tons per annum of CO2 transport and storage agreements with eight different counterparties, with the largest contracts associated with proposed blue ammonia plants, and the approximately two billion tons of potential CO2 storage spread across seven contracted sequestration sites. At various times following this event and through the spring of 2023, Denbury management and the Denbury board of directors heard concern from several existing stockholders about risks associated with development of several of the greenfield projects that Denbury had agreements with and the amount of capital Denbury would require to finance the expansion of the CCUS business. In particular, existing stockholders were concerned about the dilutive effect of issuing additional equity or equity-linked securities and its effect on Denbury’s stock price. Several stockholders urged Denbury to explore a sale of the company.

On January 12, 2023, during a CNBC broadcast, David Faber speculated that “Denbury might be something Exxon is still interested in.”

On January 18, 2023, Messrs. Kendall and Allen had a telephone call with Mr. Ammann. Mr. Ammann advised that he had recently discussed the potential acquisition with Mr. Woods and that ExxonMobil remained interested in Denbury. Mr. Ammann advised that ExxonMobil was still working on valuation but at the current trading price (mid $80s) it could only do a no-premium transaction.

On February 27, 2023, Mr. Kendall had a further conversation with Mr. Ammann, who continued to express interest and asked if it would be helpful if he put a proposal in writing. Mr. Kendall said that if it was on the right terms then a proposal in writing could be helpful. Mr. Ammann responded that he would work towards that.

On March 1, 2023, after the ExxonMobil management teams had substantially completed the diligence work on Denbury’s CCUS value potential, a representative of TPH contacted Mr. Ammann to discuss next steps, noting that any proposal would need to be at a decent premium to the then-stock price (low-to-mid $80s). Mr. Ammann advised that ExxonMobil believed that Denbury’s stock price still reflected an uplift due to takeover speculation and that a premium transaction would require ExxonMobil to give up a significant portion of the potential synergy value for an early stage business with meaningful execution risk, and would therefore not be something ExxonMobil would entertain. However, Mr. Ammann agreed to take into account the additional diligence information that Denbury’s CCUS team and TPH had provided and work towards making a proposal.

During an industry event in early March 2023, a senior executive of Company X, an oil and natural gas exploration and production company, met with a representative of TPH and mentioned a strategic interest in Denbury. A representative of TPH conveyed this interest to Messrs. Kendall and Allen and discussed the potential of Company X to undertake an acquisition of Denbury. Sensitive to recent leaks, Messrs. Kendall and Allen authorized TPH to have a highly confidential meeting only with Company X’s chief executive officer and the senior executive who had conveyed Company X’s interest.

At the same industry event, Mr. Kendall met with a senior executive at Company A, who expressed a rekindled interest in discussing an acquisition of Denbury. However, in subsequent conversations, after conferring with Company A’s chief executive officer, the Company A executive advised that while there was interest, it was not high enough to warrant executing a confidentiality agreement or seriously evaluating an acquisition proposal.

On March 21, 2023, representatives of TPH had a meeting with executives at Company X, using only publicly available information. Following the meeting, an executive of Company X contacted a representative of TPH to advise that Company X was willing to enter into a confidentiality agreement to further explore an acquisition of Denbury. On March 24, 2023, Denbury entered into a customary confidentiality agreement with Company X. This confidentiality agreement did not include a standstill provision.

On March 22, 2023, Mr. Kendall spoke with Mr. Ammann. Mr. Ammann indicated that ExxonMobil was prepared to make an all-cash offer to acquire Denbury. Later that day, ExxonMobil provided a written non-binding offer letter to Denbury proposing to acquire Denbury for $83.00 in cash per share of Denbury common stock (the “March 22 Offer”), which represented a 2.9% premium over Denbury’s trading day close price of $80.67. Management distributed the March 22 Offer to each member of the Denbury board of directors. Members of the Denbury board of directors requested that management and its advisors prepare an analysis of the March 22 Offer in advance of the regularly scheduled Denbury board of directors meeting scheduled for March 31, 2023.

In the days following receipt of the March 22 Offer, Denbury’s trading price, following the trend of other upstream companies during this period, increased to well above the proposed $83 per share price set forth in the March 22 Offer.

On March 27, 2023, Messrs. Kendall and Allen, and other members of Denbury management, gave a presentation to Company X management regarding Denbury’s history, operations, financial results, reserves, energy transition and ESG strategy, and sustainability initiatives and other matters.

The Denbury board of directors held a regularly scheduled meeting on March 31, 2023. As part of this meeting, a representative from Vinson & Elkins presented the Denbury board of directors with an overview of the fiduciary duties in considering a potential merger or sale of the company. Representatives of J.P. Morgan and TPH provided an overview of the current status of discussions with ExxonMobil, Company A, Company B, Company R and Company X. Mr. Kendall also provided a summary of his recent communications with Company A and ExxonMobil. The Denbury board of directors discussed the process and timeline for executing a potential transaction, including a discussion of the risk of a leak to the media in conducting a broad outreach, and the fact that prior outreach efforts with a number of potential counterparties did not generate other interest in an acquisition of Denbury. The Denbury board of directors and its advisors discussed that ExxonMobil, Company A, Company B, Company R, and Company X were the most logical potential acquirers of Denbury given their size, strategic fit and prior interest in a transaction with Denbury. In these discussions it was noted that Company B was unlikely to move quickly given Denbury’s prior experience with Company B and the fact that Company B stated it would need to partner with a private equity firm in order to acquire the EOR business. Additionally, it was noted that Company R was interested in acquiring a different upstream entity and unlikely to consider acquiring Denbury. The Denbury board of directors also discussed the receipt of the March 22 Offer and Denbury’s potential responses. The Denbury board of directors, management and their advisors discussed diligence materials and information required for the Denbury board of directors and management review, including, among other materials, updated and detailed financial projections and analyses, including detailed financial evaluations of Denbury and a detailed comparison of Denbury as a standalone company versus a strategic alternative. With respect to financial projections, the Denbury board of directors discussed the commodity price assumptions, noting that strip pricing was a more appropriate assumption, since Wall Street consensus pricing tends to be slow to change, is not normally considered by buyers and sellers in the market and public upstream companies trade at a discount to net asset valuations based on Wall Street consensus pricing (for more information on such financial projections, see section entitled “The Merger—Certain Denbury Unaudited Prospective Financial Information” on page 80). Following additional discussion and inquiry, and upon the recommendation of management with advice, guidance and input from J.P. Morgan, TPH and Vinson & Elkins, the Denbury board of directors determined that (i) TPH should advise ExxonMobil that the Denbury board of directors, management and their advisors required additional time to fully review, consider and inform themselves with respect to the March 22 Offer, and (ii) due to, among other factors and considerations, the potential risk of a leak to the media and timing considerations, current counterparty outreach by Denbury’s financial advisors should be limited to ExxonMobil, Company A and Company X.

Following the March 27, 2023 meeting with Company X, activities with Company X’s due diligence team slowed and Company X deferred a key meeting with Denbury management for several weeks.

On April 6, 2023, a meeting of the Denbury board of directors was held telephonically with members of senior management in addition to representatives of J.P. Morgan, TPH and Vinson & Elkins. Representatives of TPH and J.P. Morgan began the meeting by providing the Denbury board of directors with an update regarding recent communications with Company X, noting that Company X was moving slowly in evaluating a potential transaction and had deferred a key meeting with Denbury management for several weeks. Representatives of J.P. Morgan and TPH then reviewed certain preliminary financial information related to the March 22 Offer, which was by then at a discount to Denbury’s then-present trading price of $92.75 per share. Denbury senior management discussed expected synergies and introduced whether Denbury should seek all or a portion of the consideration in ExxonMobil Common Stock. The TPH representative noted for the Denbury board of directors that he had several recent conversations with Mr. Ammann, who acknowledged during these conversations that Denbury’s trading price now exceeded the March 22 Offer. The Denbury board of directors agreed that it would not accept a proposal at a price below the current trading price of Denbury common stock. The Denbury board of directors also discussed the significant amount of potential financing needed over the next several years to fund the CCUS operations, which the Denbury board of directors noted would likely be dilutive to Denbury’s stockholders. The Denbury board of directors also discussed the execution risks of operating the CCUS business as a smaller, independent company, including risks of delay, potential cost overruns and regulatory risks. Discussion ensued about, among other things, a counterproposal and a negotiating strategy for improving the March 22 Offer, with the Denbury board of directors ultimately authorizing a counteroffer of $97 per share of Denbury common stock, which represented a 5% premium over Denbury’s then-current trading price. The Denbury board of directors authorized and instructed Mr. Kendall to contact Mr. Ammann and deliver Denbury’s counteroffer.

Mr. Kendall delivered a counteroffer to Mr. Ammann later that day.

On April 8, 2023, Mr. Ammann indicated to Mr. Kendall that the counteroffer was significantly outside of the range of anything that ExxonMobil would consider; however, in the meantime, the parties agreed to progress various workstreams related to definitive documentation and confirmatory due diligence.

On April 10, 2023, Mr. Kendall had a breakfast meeting with an executive of Company B. The Company B executive reiterated to Mr. Kendall that it would consider a joint venture with Denbury related to the CCUS business but would not seek to acquire the entire company.

On April 11, 2023, the Denbury board of directors met telephonically with members of senior management, as well as representatives of J.P. Morgan, TPH and Vinson & Elkins. At such meeting, the financial advisors recounted conversations with ExxonMobil and Citigroup Global Markets Inc. (“Citi”), ExxonMobil’s financial advisor, over the past several days relating to valuation. Mr. Kendall also reported at such meeting that he had reached out to Company A and Company X regarding the potential for an acquisition of Denbury. Company X did not respond to Mr. Kendall’s inquiry. Moreover, a senior executive officer of Company A told Mr. Kendall that it would not be proceeding with an acquisition of Denbury. Mr. Kendall also advised the Denbury board of directors of his meeting with Company B and Company B’s position that it was only interested in a joint venture with Denbury, not an acquisition of the entire company. The Denbury board of directors further discussed the possibility of stock as merger consideration in a potential acquisition by ExxonMobil, noting that this would allow Denbury stockholders to participate in the upside of ExxonMobil’s stock and ExxonMobil’s attractive dividend. All members of the Denbury board of directors agreed that they would be open to stock as consideration if the exchange ratio was at a level that would be in the best interest of Denbury’s stockholders.

On April 12, 2023, a senior executive from Company X contacted Mr. Kendall to advise that Company X had discussed a potential transaction at length and found Denbury to be a very interesting company, but given the cash flow profile and investment required in the CCUS business, Company X was not in a position to proceed with an acquisition.

Over the next several weeks, ExxonMobil and Denbury engaged in ongoing confirmatory due diligence efforts.

On April 28, 2023, Mr. van Veldhoven delivered an initial draft of the Merger Agreement to a representative of TPH, who delivered the draft to Denbury, Vinson & Elkins and J.P. Morgan. This draft contemplated an all-cash offer. The draft expressly defined “Company Material Adverse Effect” to include any event, circumstance or condition that would reasonably be expected to cause ExxonMobil to be unable to realize the expected benefits and use of Denbury’s pipelines. The draft also expressly provided that ExxonMobil was not required to divest its own assets, accept any remedy with respect to its own assets, accept any remedy with respect to Denbury’s assets that materially restricted ExxonMobil’s ability to operate Denbury’s business going forward (with any remedy related to the CCUS business being deemed a material restriction), or otherwise take any action that would otherwise have a material adverse effect on Denbury in the event that U.S. antitrust authorities would require remedies of ExxonMobil under the HSR Act in order to complete the transaction. The Merger Agreement draft also contained a “force the vote” provision, requiring the Denbury board of directors to hold a stockholder vote on the ExxonMobil transaction even if the Denbury board of directors had subsequently changed its recommendation (to approve the ExxonMobil transaction) after receipt of a superior third party proposal. The draft also proposed a termination fee, payable by Denbury in certain circumstances, of 4% of the equity value of the proposed transaction.

On May 4, 2023, a representative of TPH had a telephone conversation with Mr. Ammann to encourage ExxonMobil to increase its offer and consider stock consideration, which, among other things, would allow for a tax-free deal for Denbury stockholders and enable them to participate in the upside of the combined company. As part of this conversation, Mr. Ammann agreed to have Davis Polk, legal counsel to ExxonMobil, and Vinson & Elkins discuss and seek to progress the Merger Agreement while ExxonMobil considered a revised offer.

On May 6, 2023, representatives of Vinson & Elkins and Davis Polk discussed the proposed Merger Agreement, including matters related to regulatory approval, interim covenants, representations and warranties, deal certainty and deal protections. Following the discussion, Vinson & Elkins delivered a list of material issues to Davis Polk.

On May 9, 2023, Vinson & Elkins sent a revised draft of the Merger Agreement to Davis Polk. Among other things, this draft provided ExxonMobil with a termination right in the event of a material adverse effect related to Denbury’s Green Pipeline system, but required that such termination right be exercised within 10 business days and result in a termination fee payable by ExxonMobil to Denbury. The draft also included a substantially stronger covenant on the part of ExxonMobil to obtain necessary regulatory approvals and proposed that ExxonMobil pay a “reverse” break-up fee to Denbury in the event the Merger Agreement was terminated due to failure to obtain such approvals. The draft further included a right of Denbury to terminate the Merger Agreement if it received a superior proposal, with a reduced termination fee payable by Denbury of 2% of the aggregate equity value of the transaction. Finally, the draft included cutbacks to the interim operating covenants to which Denbury would be subject during the pendency of the Merger.

On May 11 and 12, 2023, members of Denbury management, representatives of Vinson & Elkins and members of the Denbury board of directors discussed whether to engage an additional investment banking firm that was independent of ExxonMobil and that would not have any compensation dependent on the consummation of the proposed transaction. Thereafter, Denbury management and Vinson & Elkins contacted PJT Partners, who was chosen as a proposed additional financial advisor for Denbury based on its industry experience, familiarity with Denbury and independence from ExxonMobil.

On May 19, 2023, Mr. Ammann indicated to a representative of TPH that ExxonMobil was prepared to make a counteroffer and desired to move quickly towards execution of definitive documentation soon thereafter. On May 21, 2023, Denbury received a written non-binding counteroffer, contemplating an all-stock transaction, in which each share of Denbury common stock would be exchanged for 0.782 shares of ExxonMobil Common Stock (the “May 21 Offer”). The May 21 Offer implied a per share price for Denbury common stock of $83.10 based on the companies’ trading prices as of May 19, 2023, which represented a 8.8% discount over the trading day close price.

That same day, Davis Polk sent an updated draft of the Merger Agreement to Vinson & Elkins. The revised draft provided for an all-stock transaction and accepted the proposal of a termination right for ExxonMobil related to Denbury’s CCUS pipelines but lowered the standard from “material adverse effect” to “a material detriment in the ability to realize the benefits of or have the use of the Green Pipeline and NEJD Pipeline,” increased the time frame to exercise the termination right to 30 business days and rejected the obligation to pay Denbury a termination fee. The draft also reinstated ExxonMobil’s initial proposal on the various antitrust-related revisions, including removing the proposed reverse termination fee. The draft also reinserted the “force the vote” provision and 4% termination fee payable by Denbury.

On May 21, 2023, the Denbury board of directors approved the engagement of PJT Partners as an additional advisor to evaluate the fairness, from a financial point of view, of the consideration paid in a potential transaction to the Denbury stockholders.

On May 22, 2023, the Denbury board of directors met telephonically with members of senior management as well as representatives from J.P. Morgan, TPH and Vinson & Elkins to discuss the May 21 Offer and revised draft of the Merger Agreement. A representative of TPH summarized the terms of the May 21 Offer and the multiple calls that TPH had conducted with members of ExxonMobil management to attempt to increase ExxonMobil’s offer. The TPH representative noted that in these discussions, Mr. Ammann had reiterated that ExxonMobil’s offer was based on its view of Denbury’s intrinsic value. Representatives of J.P. Morgan and TPH then provided and discussed with the Denbury board of directors certain financial aspects of the May 21 Offer. The Denbury board of directors noted that while below Denbury’s then-current trading price, the May 21 Offer was within the range, and in several cases exceeded the range, of a reasonable valuation of Denbury based on customary valuation metrics. A discussion ensued with the Denbury board of directors regarding how a potential below-market transaction would be received by its stockholders. The representatives of J.P. Morgan and TPH then exited the meeting. A representative of Vinson & Elkins then provided the Denbury board of directors with a summary of the key issues within the Merger Agreement, including with respect to regulatory approval risk and deal protection, and an overview of the Denbury board of directors’ fiduciary duties in evaluating the May 21 Offer. Following discussion, the Board concluded that the May 21 Offer was unacceptable and instructed Mr. Kendall to communicate to Mr. Ammann that the Denbury board of directors was unwilling to enter into a transaction that did not have a premium to Denbury’s trading price.

Later that evening, Mr. Kendall called Mr. Ammann to advise him that given Denbury’s trading price, the Denbury board of directors had rejected ExxonMobil’s latest proposal. Mr. Kendall explained that the Denbury board of directors believed strongly in the merits of this combination, and the substantial synergies and value which could be achieved in completing a transaction in an all-stock deal, and accordingly, was hopeful the parties could find something that would work for both sides. Mr. Kendall indicated that he believed the Denbury board of directors would seriously consider an offer that was above the then-current market price and in the low-$90s per share trading price range based on recent trading activity. Mr. Kendall advised Mr. Ammann that while Denbury appreciated the change to all-stock consideration, the Denbury board of directors would likely be open to having a portion of the consideration in cash if it would help ExxonMobil in its internal valuation and would reflect an appropriate premium. Mr. Kendall also advised Mr. Ammann that the Denbury board of directors had reviewed the terms of the Merger Agreement draft and found several of the provisions to be imbalanced and off-market. As such, while valuation was an issue, it was also necessary for the business and legal teams to work together to find a compromise relative to certain of the matters, including appropriate risk allocation with respect to the antitrust provisions, as well as the treatment of alternative proposals and provisions concerning the impact of negative events related to the CCUS pipelines.

The following morning, a representative of TPH had a telephone call with Mr. van Veldhoven in which it was agreed that the parties should try to make progress on the Merger Agreement while ExxonMobil considered a revised proposal. Mr. van Veldhoven requested a list of Denbury’s key issues in the Merger Agreement to facilitate a small group discussion between each party’s management and legal counsel.

On May 25, 2023, Vinson & Elkins sent an issues list to Davis Polk summarizing the key open legal points on the Merger Agreement, including the antitrust covenant, events involving the Green Pipeline and the NEJD Pipeline, a fiduciary out for Denbury in the event of a superior proposal, the size of the termination fee, the interim operating covenants and the representations and warranties.

On May 30, 2023, Mr. van Veldhoven, a Senior Counsel at ExxonMobil, and Davis Polk held a videoconference with Mr. Allen and Mr. James Matthews, Denbury’s Executive Vice President, Chief Administrative Officer, General Counsel and Secretary, and representatives of Vinson & Elkins to discuss issues related to the representations and warranties and the interim operating covenants in the draft Merger Agreement.

On May 31, 2023 and June 1, 2023, the Denbury board of directors held regularly scheduled meetings. During these meetings, representatives of J.P. Morgan and TPH provided an updated financial analysis of the May 21 Offer. The representative of TPH updated the Denbury board of directors on his discussions with Mr. van Veldhoven and the parties’ agreement to try to make progress on the Merger Agreement while ExxonMobil was considering a revised valuation proposal. A representative of Vinson & Elkins then summarized for the Denbury board of directors the key open issues and the May 30 call with ExxonMobil and Davis Polk on representations and warranties and interim operating covenants. After discussion, the Denbury board of directors instructed management and Vinson & Elkins to continue to negotiate the Merger Agreement with ExxonMobil management and Davis Polk.

On June 2, 2023, Vinson & Elkins sent Davis Polk a draft of certain schedules related to the interim operating covenants and requested a further call to discuss additional issues in the Merger Agreement.

Between June 4, 2023 and June 8, 2023, Davis Polk sent revised drafts of the representations and warranties provisions, interim operating covenant provisions and covenants related to employee matters to Vinson & Elkins.

On June 15, 2023, a representative of Citi had a telephone call with a representative of J.P. Morgan to discuss logistics if ExxonMobil were to make a revised proposal. The representative of Citi noted that ExxonMobil’s proposal was likely to be in the $80s per share price range. The representative of J.P. Morgan reiterated Mr. Kendall’s prior communication with Mr. Ammann that Denbury was unwilling to transact at a below market price. J.P. Morgan informed Denbury management of the discussion with Citi on that same day.

Also on June 15, 2023, Mr. van Veldhoven, a Senior Counsel at ExxonMobil and Davis Polk held a videoconference with Messrs. Allen and Matthews and representatives of Vinson & Elkins to discuss matters related to regulatory approval, events concerning the Green Pipeline and the NEJD Pipeline and the deal protection provisions, including Denbury’s insistence on a termination right for a superior proposal and the size of the break-up fee payable by Denbury if the agreement were terminated in certain circumstances.

On June 20, 2023, Vinson & Elkins sent a partial revised draft of the Merger Agreement to Davis Polk, containing revisions to the representations and warranties and interim operating covenant sections only. Additionally, Vinson & Elkins sent a draft of disclosure schedules to Davis Polk.

On June 25, 2023, Mr. Ammann met with a representative of TPH to advise that ExxonMobil was close to coming back with a revised proposal but given the all-stock nature of the deal as requested by Denbury, ExxonMobil believed that both parties stock prices and ExxonMobil’s view of Denbury’s intrinsic value needed to align, noting that ExxonMobil’s stock had recently traded lower.

On June 27, 2023, Vinson & Elkins sent a further revised Merger Agreement draft to Davis Polk including comments on all areas of the Merger Agreement. This draft, among other things, reinserted the proposed antitrust-related reverse termination fee and covenants related to ExxonMobil’s M&A activities related to the CCUS business during the interim period, removed the “force the vote” provision and lowered Denbury’s termination fee to 3% of equity value.

On July 2, 2023, Davis Polk sent a revised draft of the Merger Agreement addressing only the representations and warranties and interim operating covenant provisions, as well as comments to various disclosure schedules.

On July 10, 2023, the ExxonMobil board of directors convened a meeting via videoconference to review and consider the proposed Merger Agreement and the transactions contemplated thereby including the Merger and the issuance of ExxonMobil common stock as consideration in the Merger. Present at the meeting were members of ExxonMobil’s senior management and representatives of Citi and Davis Polk. At the meeting, ExxonMobil’s senior management briefed the board of directors on the status of negotiations regarding the transaction, reviewed the strategic rationale for the proposed transaction and provided an overview of the economic analysis and use of ExxonMobil common stock as consideration in the Merger. Representatives of Citi reviewed with the board of directors certain financial aspects of the proposed transaction and a representative of Davis Polk discussed with the board of directors certain material terms of the Merger Agreement and certain legal matters relating to the board of directors’ consideration of the proposed transaction. Following consideration of the proposed terms of the transaction and discussion among the directors, senior management and ExxonMobil’s legal and financial advisors, the ExxonMobil board of directors unanimously approved the transaction and the related issuance of ExxonMobil common stock as consideration in the Merger, subject to resolution by senior management of final terms.

Later in the day on July 10, 2023, Mr. Ammann called Mr. Kendall to communicate that the ExxonMobil Board had met earlier that day and authorized an increase to a 0.840 exchange ratio as a final offer. Mr. Ammann advised Mr. Kendall that (i) Davis Polk would be sending a further revised draft of the Merger Agreement to Vinson & Elkins that day, which ExxonMobil considered as final, and (ii) ExxonMobil intended that the transaction would be announced no later than before the market opens on Thursday, July 13, 2023.

Following that call, Davis Polk sent a further revised draft of the Merger Agreement, containing comments outside of the previously transmitted representations and warranties and interim operating covenant sections. This draft deleted interim operating limitations on ExxonMobil’s ability to take certain actions in the CCUS space if such actions could reasonably be expected to result in increased antitrust scrutiny of the transaction and rejected an antitrust-related reverse termination fee, among other revisions. However, the July 10 draft accepted Denbury’s position with respect to the “force the vote” provision—providing the Denbury board of directors with the ability to terminate the transaction for a superior proposal. The draft further accepted Denbury’s requested termination fee of 3% of equity value and included a reverse termination fee (equal to Denbury’s termination fee) in the event ExxonMobil terminated due to the occurrence of certain events related to Denbury’s CCUS pipeline systems.

The Denbury board of directors met on July 11, 2023. Mr. Kendall provided the Board with a summary of his conversation with Mr. Ammann from the prior evening, including the proposed 0.840 exchange ratio and ExxonMobil’s desire to announce the transaction prior to market open on July 13, 2023. Representatives of TPH and J.P. Morgan summarized for the Denbury board of directors the history of Denbury’s strategic process over the last two years involving outreach to 28 potential counterparties, 17 of which signed confidentiality agreements. Representatives of each of J.P. Morgan and TPH then reviewed with the Denbury board of directors their financial analyses of the proposed transaction at a 0.840 exchange ratio. The Denbury board of directors discussed at length the fact that the implied value per share reflected in the proposed exchange ratio was (i) above the comparable company trading analyses and (ii) above or at the high end of discounted cash flow analyses performed by each of the financial advisors. Moreover, the Denbury board of directors considered a forecast that assumed a one-year delay in realizing the potential volumes from the CCUS business and noted the negative impact such a delay would have on Denbury’s revenue and EBITDA, the ability to achieve positive free cash flow in the near term, and the associated potential impact on Denbury’s valuation. A representative of Vinson & Elkins then summarized for the Denbury board of directors the key areas of the Merger Agreement, noting that ExxonMobil had agreed that Denbury could terminate the Merger Agreement if presented with a superior proposal and had agreed to a reduced termination fee of 3% of equity value, or $144 million. The representative of Vinson & Elkins also summarized for the Denbury board of directors the remaining open areas of the Merger Agreement including provisions related to regulatory approvals and potential adverse events affecting Denbury’s CCUS pipelines. The representative of Vinson & Elkins also noted for the Denbury board of directors that the merger consideration did not take into account the fact that ExxonMobil paid quarterly dividends. After lengthy discussion, the Denbury board of directors agreed to accept the proposed 0.840 exchange ratio but instructed management and the advisors to seek risk shifting concessions related to regulatory approval and to convey the Denbury board of directors’ view that a termination by ExxonMobil due to a specified pipeline event should require a termination fee of 5% of equity value. The Denbury board of directors further instructed management and the advisors to attempt to obtain an increase in the exchange ratio to account for ExxonMobil dividends paid while the transaction was pending.

On July 12, 2023, Mr. Kendall contacted Mr. Ammann and advised that the Denbury board of directors was prepared to agree to the 0.840 exchange ratio but required satisfactory resolution of certain Merger Agreement issues. Specifically, Mr. Kendall advised that with respect to regulatory approval, Denbury required a covenant that ExxonMobil would not acquire additional CCUS assets that could increase the risk of non-approval and provided Denbury with protection in the event approval under the HSR Act was not achieved. Mr. Kendall further advised that the Denbury board of directors was in conceptual agreement on the specified pipeline event termination right but would require a termination fee of 5% of the equity value of the transaction if ExxonMobil were to exercise that right. Lastly, Mr. Kendall advised that if the transaction was not closed by the payment of ExxonMobil’s third quarter 2023 dividend, the exchange ratio would increase to provide Denbury stockholders with the economic benefits of future dividends with a record date prior to closing. Shortly, thereafter, Vinson & Elkins sent a further revised draft of the Merger Agreement to Davis Polk consistent with Mr. Kendall’s stipulations.

On July 12, 2023, at a meeting via videoconference attended by members of ExxonMobil’s management, including Mr. van Veldhoven and Mr. Darling, representatives of ExxonMobil answered due diligence questions from representatives of Denbury, with the assistance of J.P. Morgan, TPH, PJT Partners and Vinson & Elkins, regarding ExxonMobil’s businesses, properties and financial results and condition.

Later that day, shortly before the scheduled Denbury board of directors meeting, representatives of Davis Polk contacted representatives of Vinson & Elkins and advised that ExxonMobil was unwilling to agree to limitations on its ability to make acquisitions, the proposed increase to the specified pipeline event termination fee or any adjustment to the exchange ratio for the payment of dividends in the interim period. Vinson & Elkins apprised Denbury management of ExxonMobil’s position.

Shortly thereafter, the Denbury board of directors met via videoconference with senior management and representatives of J.P. Morgan, TPH, PJT Partners and Vinson & Elkins. Representatives of J.P. Morgan, TPH and PJT Partners each reviewed with the Denbury board of directors their respective financial analyses regarding the transaction and the 0.840 exchange ratio, and, following discussion, each financial advisor advised the Denbury board of directors that, based on such analyses and if the Denbury board of directors so requested, it was prepared to render an opinion to the Denbury board of directors as to the fairness, from a financial point of view, to the holders of Denbury common stock, of the merger consideration to be paid to such holders in the potential transaction. Representatives of Vinson & Elkins presented materials summarizing the current draft of the Merger Agreement, supplemented by communications with Davis Polk throughout the day relating to key points of issue within the Merger Agreement. Namely, these included that ExxonMobil was unwilling to accept the exchange ratio adjustment for interim period dividends, the increased reverse termination fee or the antitrust-related interim covenant concepts in Vinson & Elkins’ latest draft. Vinson & Elkins advised that additional efforts to seek a termination right for Denbury in the event that antitrust approval had not been received within twelve months of the signing of the Merger Agreement was also rejected by ExxonMobil. The Denbury board of directors subsequently discussed potential counteroffers relating to the disputed terms of the Merger Agreement and asked members of Denbury’s senior management whether they believed that the operating covenants currently proposed would afford them enough flexibility to operate the business, focusing significantly on

Denbury’s CCUS operations. Denbury management responded that they believed they could continue to operate the business as planned, referencing ExxonMobil’s approval of, among other things, the capital expenditure schedule previously provided to Davis Polk, as well as the ability of Denbury to incur debt under the existing terms of its credit facility. Further discussion ensued among the Denbury board of directors regarding the merits of the transaction.

Following the Denbury board of directors meeting, Vinson & Elkins sent a revised Merger Agreement to Davis Polk with minor revisions to update the representations of Denbury to the date thereof.

The Merger Agreement was in substantially final form by the early morning of July 13, 2023, when the Denbury board of directors met via videoconference to consider approval of the Merger Agreement, with members of Denbury’s senior management and representatives of Vinson & Elkins, J.P. Morgan, TPH and PJT Partners in attendance. At such meeting, each of the financial advisors referred to the financial analyses reviewed with the Denbury board of directors at the July 12 Denbury board of directors meeting and rendered to the Denbury board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated July 13, 2023, to the effect that, as of such date and based upon and subject to the assumptions, procedures, factors, qualifications and any limitations and other matters set forth in its written opinion, the merger consideration to be paid to the holders of Denbury common stock in the proposed merger was fair, from a financial point of view, to such holders. See section entitled “The Merger—Opinions of Denbury’s Financial Advisors” on page 87 for more information. Thereafter, after considering the proposed terms of the transaction with ExxonMobil, and taking into consideration the matters discussed during that meeting and prior meetings of the Denbury board of directors, including the factors described above and under the section entitled “The Merger—Recommendation of the Denbury Board of Directors and Reasons for the Merger,” the Denbury board of directors unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were fair to and in the best interests of Denbury and its stockholders, (b) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (c) resolved to recommend approval and adoption of the Merger Agreement by the Denbury stockholders and (d) directed that the Merger Agreement be submitted to the Denbury stockholders for adoption at a meeting of such stockholders.

Shortly thereafter, the parties executed the Merger Agreement. Later that morning, prior to the opening of trading, ExxonMobil and Denbury issued a press release announcing the transaction.

CERTAIN RELATIONSHIPS BETWEEN EXXONMOBIL AND DENBURY

ExxonMobil and Denbury, or their respective affiliates, are parties to certain commercial arrangements with one another, which are not material, individually or in the aggregate to ExxonMobil. Specifically, (i) Denbury Onshore LLC and ExxonMobil Oil Corporation are parties to that certain Agreement No. 109834_A effective June 1, 2017, as amended from time to time, pursuant to which, among other things, ExxonMobil has an obligation to purchase a pre-determined quantity of crude oil barrels from Denbury in exchange for a purchase fee and (ii) Denbury Onshore, LLC and ExxonMobil Gas and Power Marketing Company (a former division of ExxonMobil) are parties to that certain Carbon Dioxide Delivery and Balancing Agreement effective December 21, 2012, as amended from time to time, pursuant to which, among other things, Denbury has an obligation to take delivery of pre-determined volumes of carbon dioxide from ExxonMobil in exchange for a processing fee. The value of aforementioned commercial arrangements in the calendar year ended December 31, 2022, or the two prior calendar years, was less than 5% of Denbury’s revenues for the calendar year in which such transaction occurred. Except as described in this proxy statement/prospectus, there are and have been no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the current fiscal years of ExxonMobil and Denbury or the five immediately preceding fiscal years of ExxonMobil and Denbury, between ExxonMobil or its affiliates, on the one hand, and Denbury or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of securities, the election of directors, or the sale or other transfer of a material amount of assets.

RECOMMENDATION OF THE DENBURY BOARD OF DIRECTORS AND REASONS FOR THE MERGER

By unanimous vote, the Denbury board of directors, at a meeting held on July 13, 2023, (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Denbury and its stockholders, (b) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, in accordance with the requirements of the Delaware General Corporation Law (the “DGCL”) and (c) resolved (subject to certain exceptions set forth in the Merger Agreement) to recommend the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the Denbury stockholders. The Denbury board of directors unanimously recommends that Denbury stockholders vote “FOR” the Merger Agreement Proposal, and “FOR” the Advisory Compensation Proposal.

In reaching its determinations and recommendations, the Denbury board of directors consulted extensively with company management and financial and legal advisors and considered a range of factors and scenarios, as discussed below. Factors that weighed in favor of the Merger include:

•

Best Alternative for Maximizing Stockholder Value After a Thorough Strategic Alternative Process. Beginning in early 2021, the Denbury board of directors and management evaluated a significant number of alternative scenarios and potential transactions. Following this evaluation, the Denbury board of directors determined that entering into the Merger Agreement with ExxonMobil provided a superior path for sustaining and enhancing stockholder value and mitigating risk compared to pursuing an alternative transaction.

•

Denbury contacted or was contacted by 28 potentially interested parties, including exploration and production companies, integrated oil and natural gas companies, industrial gas companies, renewable energy companies, investment firms and companies interested in pursuing midstream/CCUS opportunities, among others;

•	Denbury entered into confidentiality agreements with 17 potentially interested parties in connection with a potential transaction;

•

ExxonMobil was the only party to submit a written offer to acquire Denbury, and other interested parties indicated that they could not support an offer approaching or above Denbury’s recent share price;

•

The consideration to be paid to Denbury’s stockholders represented an approximately 2% premium to Denbury’s closing price as of July 12, 2023, the day before announcement, and an approximately 17% premium to the unaffected 10-day average closing price on August 16, 2022, the day before the publication of the first of several news stories speculating on the potential sale of Denbury;

•

During the period from August 16, 2022 through July 10, 2023, Denbury’s indexed average trading performance was up 10%, compared to 1% for selected oil companies and negative 51% for selected energy transition companies, leading the Denbury board of directors to conclude that Denbury’s stock price was affected by takeover speculation; and

•	The fact that Denbury’s stock increased by approximately 46% in the twelve months prior to signing, significantly outpacing all major indices.

As a result, the Denbury board of directors concluded, after discussion and analysis with its financial advisors and Denbury’s management, that it was unlikely that any other party would be prepared to pay a higher price to acquire Denbury.

•	Greater Stockholder Value and Return Potential. The Denbury board of directors assessed the value and nature of the consideration to be received in the Merger by Denbury stockholders, including:

•

The stock-for-stock merger enables Denbury stockholders to fully participate in the value and opportunities of ExxonMobil, including its worldwide asset portfolio, dividends, share repurchases, and expected future growth;

•

The consideration of ExxonMobil common stock to be paid to holders of Denbury common stock comes with a reliable and growing cash dividend by ExxonMobil (most recently declared at $0.91 per share quarterly (or $3.64 annualized)). ExxonMobil has a history of 40 consecutive years of annual dividend growth and has publicly-stated the importance ExxonMobil places on its dividend in making capital allocation decisions;

•	ExxonMobil’s most recently announced plan to repurchase up to approximately $50 billion of its stock from 2022 through 2024;

•

Based on the closing trading price of ExxonMobil common stock of $106.49 on July 12, 2023, the last trading day prior to public announcement of the Merger, the Merger Consideration represented an implied value of $89.45 per share of Denbury common stock;

•	While there is trading correlation between Denbury’s and ExxonMobil’s common stock, the stock-for-stock transaction mitigates the impact of oil price volatility between signing and closing; and

•	The Merger is structured as a stock-for-stock transaction and is intended to qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code.

•

Risks Associated with Operating as a Standalone Business. The Denbury board of directors also considered the following risks inherent in maintaining the assets within the current or a somewhat larger standalone exploration, production and energy transition company, and determined that the ExxonMobil transaction eliminated, or significantly reduced, key risks including:

•

The execution risk (on both Denbury’s part and its counterparties’ part) of operating in a nascent industry, primarily related to the potential for the expected performance of the CCUS business to be delayed or not realized and the risk of cost overruns related to the development of Denbury’s CCUS infrastructure;

•

The risk that Denbury, as a smaller company in a dynamic and high growth potential CCUS industry with many competitors, has a higher cost of capital than larger producers and CCUS developers and may become less competitive, on a relative basis, given scale-related advantages available to larger companies;

•

The fact that as a smaller company, Denbury is required to provide letters of credit, bonds and/or insurance products to provide the financial assurances demanded by its customers and regulators, many of which are not clearly defined as to structure or cost and are dependent on the capacity and willingness of third parties to provide such support instruments;

•	The Denbury burden of complying with increasing regulation, including potential changes to tax law or policy;

•

Developing the CCUS business will require significant capital investments, which may be challenging in a high interest rate environment and would likely require Denbury, as a standalone company, to issue equity, equity-linked securities, or entering into joint venture arrangements that would be dilutive to existing stockholders; and

•

Denbury is reliant on its EOR business to provide cash flow that is deployed for its CCUS investments and pipeline infrastructure, and the performance of the EOR business is subject to commodity price fluctuations, and regulatory risks that can negatively impact the sustainability of future cash flows of the EOR business.

•

Superior Alternative to Continuing Denbury as an Independent, Standalone Company. The Denbury board of directors determined that entering into the Merger Agreement with ExxonMobil provided the best alternative to create stockholder value from the Denbury assets on a short-, intermediate- and long-term basis, including as compared to continued operations on a standalone basis in light of the compelling value proposition of the ExxonMobil transaction. In reaching this conclusion, the Denbury board of directors examined four separate commodity price assumptions as described in the section entitled “The Merger—Certain Denbury Unaudited Prospective Financial Information” beginning on page 80.

•

The Denbury board of directors considered management forecasts based on various other assumptions, including, but not limited to, assumptions regarding the continuing nature of ordinary course operations that may be subject to change. In this regard, the Denbury board of directors considered that the implied per share value of $89.45 was within or above the ranges of implied equity values per share of Denbury common stock indicated by the financial analyses conducted by each of J.P. Morgan, TPH and PJT Partners, which analyses are described in the section entitled “The Merger—Opinions of Denbury’s Financial Advisors” beginning on page 87.

•

The Denbury board of directors further considered management forecasts that assumed a one-year delay in realizing the potential volumes from the CCUS business and the negative impact of that delay on revenue, EBITDA, ability to achieve positive free cash flow in the near term, and the associated potential impact on Denbury’s valuation.

•

Benefits of ExxonMobil After the Merger: Greater Scale and Financial Strength. The Denbury board of directors believed that the company resulting from the acquisition of Denbury by ExxonMobil would be extremely well positioned, with a top-tier market capitalization, global footprint and significant ability to finance the future growth of the CCUS business and establish the leadership of the combined entity in energy transition, both in the United States and globally.

•

The global scale and diversified portfolio of ExxonMobil, including its Upstream, Product Solutions, and Low Carbon Solutions businesses, will be expected to reduce cash flow volatility and better support future strategic investments compared to Denbury on a standalone basis;

•	The combined company is expected to hold the largest and most developed CCUS transport, storage and long-term management offering in the United States;

•	ExxonMobil has a greater ability to fund the development of the CCUS business and maximize returns than Denbury on a standalone basis;

•	ExxonMobil’s resources and scale allows for greater opportunities to participate in other areas along the CCUS value chain than Denbury on a standalone basis;

•	By working for ExxonMobil, Denbury’s employees will be part of a larger, more diversified and better-capitalized company, resulting in career development and advancement opportunities; and

•	The Merger significantly improves a number of key financial metrics to Denbury shareholders on a pro forma basis, including as follows:

•	Shareholders who retain ExxonMobil stock will be entitled to receive future cash dividends declared by ExxonMobil;

•	ExxonMobil generated over 150 times the cash flow from operations Denbury generated for the twelve months ending March 31, 2023; and

•

Strong, stable balance sheet with approximately $30 billion of cash at the end of the second quarter 2023 is well-positioned to weather downturns in the commodity and economic cycles, while continuing to invest in projects with attractive returns including lower-emission business opportunities.

•	Receipt of Fairness Opinion from Financial Advisors. The Denbury board of directors considered the opinions it received from each of its three financial advisors, J.P. Morgan, TPH and PJT Partners:

•

the oral opinion of J.P. Morgan rendered to the Denbury board of directors on July 13, 2023, which opinion was subsequently confirmed by delivery to the Denbury board of directors of a written opinion dated as of the same date, to the effect that, as of such date and based upon and subject to the factors, assumptions, qualifications and any limitations set forth in J.P. Morgan’s written opinion, the Merger Consideration to be paid to the holders of the Denbury common stock in the proposed transaction was fair, from a financial point of view, to such holders, as more fully described below under the heading “The Merger—Opinions of Denbury’s Financial Advisors—Opinion of J.P. Morgan Securities LLC” beginning on page 87.

•

the opinion of TPH to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by TPH, as set forth in such opinion and based upon other matters as TPH considered relevant, the Merger Consideration to be received by the holders of outstanding shares of Denbury common stock (other than ExxonMobil and its affiliates) in the proposed Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the heading “The Merger—Opinions of Denbury’s Financial Advisors—Opinion of TPH & Co.” beginning on page 92.

•

the oral opinion of PJT Partners rendered to the Denbury board of directors on July 13, 2023, subsequently confirmed in its written opinion dated July 13, 2023, that, as of the date thereof, and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated therein), the Merger Consideration to be received by the holders of shares of Denbury common stock in the Merger (other than the shares to be cancelled in accordance with the Merger Agreement and any shares held by any subsidiary of either Denbury or ExxonMobil (other than Merger Sub)) was fair to such holders from a financial point of view, as more fully described below under the heading “The Merger—Opinions of Denbury’s Financial Advisors—Opinion of PJT Partners LP” beginning on page 99. In this regard, the Denbury board of directors noted that PJT Partners compensation was fixed and not dependent on the consummation of the proposed Merger.

•	Synergies and Complementary Businesses. The complementary nature, quality and scale of assets of ExxonMobil and Denbury, including:

•

Denbury has the largest owned and operated dedicated CO2 pipeline network in the U.S. at approximately 1,300 miles, including nearly 925 miles of CO2 pipelines in Louisiana, Texas, and Mississippi – located within one of the largest U.S. markets for CO2 emissions, as well as 10 strategically located onshore sequestration sites. Denbury’s pipeline network is in close proximity to major emitters including ExxonMobil’s industrial locations and other third party customers. When combined with ExxonMobil’s Low Carbon Solutions business, Denbury’s business is expected to benefit Denbury stockholders by:

•

accelerating opportunities to deploy CCUS for ExxonMobil and third-party customers over the next decade and participating in multiple future lower-carbon value chains that potentially include CCUS, hydrogen, ammonia, biofuels, and direct air capture;

•

optimizing the combined company’s development plans to deliver greater economic efficiencies and positive energy transition outcomes. Once fully developed and optimized, the combination of assets and capabilities of Denbury and ExxonMobil has the potential to profitably reduce emissions by more than 100 million metric tons per year in one of the highest-emitting regions of the U.S.; and

•

in the communities and the environment in which Denbury and ExxonMobil operate, both Denbury and ExxonMobil share a dedication to building on their track record of corporate citizenship, safety excellence, sustainability and responsibility.

•

Combining the capabilities, expertise and assets of ExxonMobil and Denbury creates a compelling customer decarbonization proposition by integrating ExxonMobil’s technology, scale, and project execution with Denbury’s pipeline network and expertise in managing CO2.

•	Shared Goals of Lower Emissions and Core Values. ExxonMobil and Denbury share similar philosophies in regard to a lower carbon energy future, including:

•	Denbury’s assets are expected to help propel ExxonMobil toward the companies’ shared goal of a lower carbon energy future while also safely delivering higher returns;

•

While Denbury and ExxonMobil are both working to be industry leaders in the energy transition, ExxonMobil after the Merger will have greater scale and resources to respond to the evolving regulatory environment in the energy transition; and

•

ExxonMobil and Denbury share core values of integrity, collaboration, accountability and caring for people and the environment, and the combined workforce is expected to continue to increase efficiency and deliver stockholder value. The Merger Agreement includes provisions that should facilitate the retention of Denbury employees and enhance their ability to provide value for shareholders of the combined company.

•

Opportunity to Receive Alternative Acquisition Proposals and to Terminate the Merger in Order to Accept a Superior Proposal. The Denbury board of directors considered the terms of the Merger Agreement related to Denbury’s ability to respond to unsolicited acquisition proposals and determined that the provisions of the Merger Agreement would not deter or preclude any third party from making a competing proposal and that the Denbury board of directors would be able, under certain circumstances, to furnish information and enter into discussions and negotiations in connection with a competing proposal. In this regard, the Denbury board of directors considered that:

•	experience demonstrates that an executed Merger Agreement is not a deterrent to potential topping bids;

•

subject to compliance with the applicable provisions of the Merger Agreement, the Denbury board of directors may, before approval of the Merger with ExxonMobil by Denbury stockholders, change its recommendation to Denbury stockholders with respect to approval of the Merger if the Denbury board of directors determines in good faith, after consultation with its legal advisors, that failing to make a change in its recommendation would reasonably likely be inconsistent with the Denbury board of directors’ fiduciary duties;

•	subject to its compliance with the applicable provisions of the Merger Agreement, the Denbury board of directors may terminate the Merger agreement in order to enter into a superior proposal; and

•

the Denbury board of directors believed that the termination fee of $144 million, which equals approximately 3% of the aggregate equity value implied in the transaction, is reasonable in light of the circumstances and the overall terms of the Merger Agreement, generally lower than fees in comparable transactions, and would not discourage alternative acquisition proposals from credible third parties willing and able to make such proposals. Denbury would be required to pay the termination fee to ExxonMobil in certain circumstances, including if (i) ExxonMobil terminates the Merger Agreement in connection with a change in the Denbury board of directors’ recommendation to its stockholders with respect to approval of the Merger or (ii) Denbury terminates the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal.

•	Other Terms of the Merger Agreement. The Denbury board of directors reviewed and considered the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated, and concluded that such terms are reasonable and fair to Denbury. The Denbury board of directors also reviewed and considered the conditions to the completion of the Merger, including regulatory approvals, which it believes are likely to be satisfied on a timely basis. The Denbury board of directors noted in particular that the completion of the Merger is not subject to any financing condition or any condition based upon ExxonMobil shareholder approval, which enhances the likelihood that the Merger will be completed.

In the course of its deliberations, the Denbury board of directors also considered a variety of risks and other potentially negative factors, including the following:

•

Fixed Exchange Ratio; Modest Premium to Trading Price at Signing and Unaffected Trading Price. The Denbury board of directors considered that because the Merger Consideration is based on a fixed exchange ratio rather than a fixed value, Denbury stockholders will bear the risk of a decrease in the trading price of ExxonMobil common stock during the pendency of the Merger and the Merger Agreement does not provide Denbury with a collar or a value-based termination right. The Denbury board of directors also considered that the consideration to be paid to Denbury’s stockholders represented an approximately 2% premium to Denbury’s closing price as of July 12, 2023, the day before announcement, and an approximately 17% premium to the unaffected 10-day average closing price on August 16, 2022, the day before the publication of the first of several news stories speculating on the potential sale of Denbury.

•

Risks Associated with Regulatory Approval. The Merger is conditioned on the absence of an injunction prohibiting the consummation of the Merger, the expiration or termination of the waiting period under the HSR Act and the absence of a “burdensome condition” being imposed on ExxonMobil or its subsidiaries, including Denbury from and after closing. While each party is required to use reasonable best efforts to resist, defend against, lift or rescind the entry of any injunction or order prohibiting the parties from consummating the Merger, ExxonMobil is not obligated to accept or agree to certain divestiture or other remedies in obtaining regulatory approval nor is ExxonMobil obligated to compensate Denbury if regulatory approval of the Merger is not obtained.

•

Interim Operating Covenants. The Denbury board of directors considered the restrictions on the conduct of Denbury’s and its subsidiaries’ businesses during the period between the execution of the Merger Agreement and the completion of the Merger.

•

Risks Associated with the Pendency of the Merger. The risks and contingencies relating to the announcement and pendency of the Merger, including the potential for diversion of management and employee attention and the potential effect of the combination on the businesses of both companies and the restrictions on the conduct of Denbury’s business during the period between the execution of the Merger Agreement and the completion of the Merger.

•

Possible Failure to Integrate. The potential challenges and difficulties in integrating the operations of Denbury and ExxonMobil and the risk that operational efficiencies between the two companies, or other anticipated benefits of the Merger, might not be realized or might take longer to realize than expected.

•

Termination Fee. The Denbury board of directors considered that Denbury would be required to pay to ExxonMobil a termination fee of $144 million in the event Denbury were to terminate the Merger Agreement in order for Denbury to enter into a superior proposal, should one be made, or if the Merger Agreement were to be terminated by ExxonMobil in connection with a change in the Denbury board of directors’ recommendation to its stockholders with respect to adoption of the Merger Agreement.

•

Restrictions on Third-Party Discussions. The Denbury board of directors considered that the Merger Agreement required Denbury to terminate all discussions with potential alternative transaction counterparties while noting that Denbury would only have the right to respond to alternative proposals that might be made by such parties pursuant to and in accordance with the applicable terms of the Merger Agreement.

•

Small Pro Forma Ownership. The Denbury board of directors considered that, based on the implied value of the Merger Consideration as of July 13, 2023, Denbury stockholders would only own approximately 1% of ExxonMobil after the Merger.

•

Other Risks. The Denbury board of directors considered risks of the type and nature described under the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 41 and 31, respectively.

The Denbury board of directors believed that, overall, the potential benefits of the Merger to Denbury stockholders outweighed the potential risks and uncertainties of the Merger.

In addition, the Denbury board of directors was aware of and considered that Denbury’s directors and executive officers may have interests in the Merger that may be different from, or in addition to, their interests as stockholders of Denbury generally, as described below under the heading “Interests of Directors and Executive Officers of Denbury in the Merger” beginning on page 140.

The foregoing discussion of factors considered by the Denbury board of directors is not intended to be exhaustive, but it includes material factors considered by the Denbury board of directors. In light of the variety of factors considered in connection with its evaluation of the Merger, the Denbury board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Denbury board of directors applied his or her own personal business judgment to the process and may have given different weight to different factors. The Denbury board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Denbury board of directors based its recommendation on the entirety of the information presented.

EXXONMOBIL’S REASONS FOR THE MERGER

ExxonMobil believes the Merger will create sustainable long-term value for its stockholders. Key strategic benefits to ExxonMobil include:

•

Advantaged Infrastructure. As a result of the Merger, ExxonMobil will own and operate the largest CO2 pipeline network in the U.S. at 1,300 miles, including nearly 925 miles of CO2 pipelines in Louisiana, Texas, and Mississippi, as well as 10 strategically located onshore sequestration sites. This advantaged CO2 infrastructure provides significant opportunities to expand and accelerate ExxonMobil’s low-carbon leadership and has the potential, once fully developed and optimized, to profitably reduce emissions by more than 100 million metric tons per year in one of the highest-emitting regions of the U.S. and in the most difficult to decarbonize sectors.

•

Technical Expertise. The Merger will give ExxonMobil access to Denbury’s technical capabilities and operating expertise. The breadth of Denbury’s network, and over 20 years of expertise managing CO2, when added to ExxonMobil’s technology, scale, project execution and decades of experience and capabilities in CCUS, underpins ExxonMobil’s commitment to low carbon value chains and gives ExxonMobil the opportunity to play an even greater leadership role in a thoughtful energy transition.

•

Transaction Synergies. ExxonMobil believes the Merger will create significant synergies that we expect will enable more than 100 million metric tons of emission reductions per year, driving strong growth and returns over time. Acquiring a cost-efficient transportation and storage system accelerates carbon capture and sequestration deployment for ExxonMobil and third-party customers over the next decade while reducing near-term capital outlay and enhancing storage capabilities and optionality.

•	Near-Term Optionality. The Merger will give ExxonMobil access to Denbury’s Gulf Coast and Rocky Mountain oil and natural gas operations, which consist of proved reserves totaling over 200 million barrels of oil equivalent, with 47,000 oil-equivalent barrels per day of current production, providing immediate operating cash flow and near-term optionality for CO2 offtake and execution of the carbon capture and sequestration business.

CERTAIN DENBURY UNAUDITED PROSPECTIVE FINANCIAL INFORMATION

Denbury does not, as a matter of course, publicly disclose long-term consolidated forecasts as to future performance, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. In connection with Denbury’s board of directors’ consideration of the transaction, Denbury’s management prepared certain unaudited financial projections regarding Denbury’s future performance for the years 2023 through 2030 on a standalone basis without giving effect to the Merger (the “Denbury management forecast”), and provided the Denbury management forecast to the Denbury board of directors and to Denbury’s financial advisors for their use in connection with their financial analyses (see the sections described above in this proxy statement/prospectus entitled “The Merger—Opinions of Denbury’s Financial Advisors” beginning on page 87 of this proxy statement/prospectus). The Denbury management forecast is based upon the internal financial model that Denbury has historically used in connection with strategic planning.

The summaries of these projections are being included in this proxy statement/prospectus to give Denbury’s stockholders access to non-public information that was provided to the Denbury board of directors and Denbury’s financial advisors in the course of evaluating the proposed Merger, and are not intended to influence your decision whether to vote in favor of the Merger Agreement Proposal or any other proposal at the Special Meeting. The inclusion of this information should not be regarded as an indication that any of Denbury or its advisors or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

While presented with numeric specificity, the Denbury management forecast reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Denbury, including, among others, Denbury’s assumptions about energy markets, production and sales volume levels, levels of oil, natural-gas and NGL reserves, demand for carbon dioxide capture and sequestration, ability to obtain approvals from third parties, the nature, timing and economic aspects of carbon capture, use and storage arrangements in connection with carbon capture, operating results, operating costs, competitive conditions, technology, availability of capital resources, levels of capital expenditures, contractual obligations, supply and demand for, the price of, and the commercialization and transporting of oil, natural gas, carbon dioxide, NGLs and other products or services, geopolitical and regulatory risks, and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements”, “Where You Can Find More Information” and “Risk Factors”, beginning on pages 41, 178 and 31, respectively. The Denbury management forecast reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Denbury can give no assurance that the Denbury management forecast and the underlying estimates and assumptions will be realized. In addition, since the Denbury management forecast covers multiple years, such information by its nature becomes more speculative with each successive year. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected.

The Denbury management forecast was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The prospective financial information included in this document has been prepared by, and is the responsibility of, Denbury’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and accordingly,

PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The reports of PricewaterhouseCoopers LLP, incorporated by reference into this proxy statement/prospectus, relate to Exxon’s and Denbury’s previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.

Furthermore, the Denbury management forecast does not take into account any circumstances or events occurring after the date it was prepared. Denbury can give no assurance that, had the Denbury management forecast been prepared as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Denbury does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the Denbury management forecast to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to reflect changes in general economic or industry conditions. The Denbury management forecast does not take into account all the possible financial and other effects on Denbury of the Merger, the effect on Denbury of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the Denbury management forecast does not take into account the effect on Denbury of any possible failure of the Merger to occur. None of Denbury or its affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Denbury stockholder or other person regarding Denbury’s ultimate performance compared to the information contained in the Denbury management forecast or to the effect that the forecasted results will be achieved. The inclusion of the Denbury management forecast herein should not be deemed an admission or representation by Denbury or its advisors or any other person that it is viewed as material information of Denbury, particularly in light of the inherent risks and uncertainties associated with such forecasts.

In light of the foregoing, and considering that the Special Meeting will be held several months after the Denbury management forecast was prepared, as well as the uncertainties inherent in any forecasted information, Denbury stockholders are cautioned not to place undue reliance on such information, and Denbury urges all Denbury stockholders to review its most recent SEC filings for a description of its reported financial results. See “Where You Can Find More Information” beginning on page 178.

Certain Assumptions

In preparing the prospective financial and operating information for Denbury described below, the management team of Denbury used price assumptions based on oil and gas strip pricing as of July 10, 2023 (which we refer to as “Strip”), Wall Street consensus pricing as of July 10, 2023 (which we refer to as “Consensus”), and 3-year historical average spot pricing of $73.91/bbl and $4.23/MMBtu (which we refer to as the “3-Year Historical Spot Price Case”). Specifically, the Denbury management forecasts examined four sets of commodity price assumptions, including: (i) Strip pricing for the years 2023-2027 and flat oil and gas prices of $60/bbl and $4.00/MMBtu, respectively, for the years 2028 onward (which we refer to as “Strip Pricing Through 2027E Case”), (ii) Strip pricing for the years 2023-2025 and flat oil and gas prices of $65/bbl and $4.00/MMBtu, respectively, for the years 2026 onward (which we refer to as “Strip Pricing Through 2025E Case”), (iii) Consensus pricing as of July 10, 2023 for the years 2023-2025 and flat oil and gas prices of $82/bbl and $4.18/MMBtu, respectively, for the years 2026 onward (which we refer to as “Consensus Pricing Through 2025E Case”), and (iv) the 3-Year Historical Spot Price Case.

Additional detail about the specific commodity price assumptions underlying the Strip Pricing Through 2025E Case, Strip Pricing Through 2027E Case, Consensus Pricing Through 2025E Case and 3-Year Historical Spot Price Case commodity price decks is set forth in the tables below.

	Strip Pricing Through 2027E Case
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Commodity Prices
WTI oil ($/Bbl)	$72.49	$70.16	$66.73	$63.95	$61.56	$60.00	$60.00	$60.00
Henry Hub gas ($/MMBtu)	$2.90	$3.50	$3.95	$3.92	$3.83	$4.00	$4.00	$4.00

	Strip Pricing Through 2025E Case
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Commodity Prices
WTI oil ($/Bbl)	$72.49	$70.16	$66.73	$65.00	$65.00	$65.00	$65.00	$65.00
Henry Hub gas ($/MMBtu)	$2.90	$3.50	$3.95	$4.00	$4.00	$4.00	$4.00	$4.00

	Consensus Pricing Through 2025E Case
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Commodity Prices
WTI oil ($/Bbl)	$76.10	$79.00	$82.00	$82.00	$82.00	$82.00	$82.00	$82.00
Henry Hub gas ($/MMBtu)	$2.80	$3.60	$4.18	$4.18	$4.18	$4.18	$4.18	$4.18

	3-Year Historical Spot Price Case
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Commodity Prices
WTI oil ($/Bbl)	$73.91	$73.91	$73.91	$73.91	$73.91	$73.91	$73.91	$73.91
Henry Hub gas ($/MMBtu)	$4.23	$4.23	$4.23	$4.23	$4.23	$4.23	$4.23	$4.23

In addition to certain assumptions with respect to commodity prices, the Denbury management forecast is based on various other assumptions, including, but not limited to, assumptions regarding the continuing nature of ordinary course operations that may be subject to change. Specifically, the Denbury management forecast utilizes current cost estimates without the potential effects of future inflation and includes the effect of oil derivative positions that will settle in 2023 and 2024.

The following table summarizes the Denbury management forecast as of a July 10, 2023 valuation date for the fiscal years 2023 through 2030 ($ in millions):

Base Case
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Strip Pricing Through 2027E Case
Revenue	$1,314	$1,365	$1,395	$1,565	$1,637	$1,950	$2,039	$2,227
EBITDA(1)	$552	$620	$626	$751	$770	$986	$1,054	$1,194
Capital Expenditures(2)	$(555)	$(748)	$(768)	$(512)	$(658)	$(369)	$(439)	$(245)
Unlevered Free Cash Flow(3)(4)	$(5)	$(167)	$(198)	$156	$28	$505	$492	$805
Strip Pricing Through 2025E Case
Revenue	$1,314	$1,365	$1,395	$1,583	$1,698	$2,045	$2,130	$2,314
EBITDA(1)	$552	$620	$626	$763	$818	$1,064	$1,129	$1,266
Capital Expenditures(2)	$(555)	$(748)	$(768)	$(512)	$(658)	$(369)	$(439)	$(245)
Unlevered Free Cash Flow(3)(5)	$(5)	$(167)	$(200)	$163	$65	$565	$550	$858

Base Case
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Consensus Pricing Through 2025E Case
Revenue	$1,332	$1,518	$1,680	$1,876	$1,999	$2,368	$2,441	$2,612
EBITDA(1)	$567	$737	$866	$1,013	$1,075	$1,340	$1,396	$1,521
Capital Expenditures(2)	$(555)	$(748)	$(768)	$(512)	$(658)	$(369)	$(439)	$(245)
Unlevered Free Cash Flow(3)	$9	$(91)	$(11)	$355	$260	$769	$743	$1,037
3-Year Historical Spot Price Case
Revenue	$1,323	$1,432	$1,529	$1,737	$1,856	$2,214	$2,293	$2,470
EBITDA(1)	$560	$670	$733	$891	$949	$1,205	$1,265	$1,396
Capital Expenditures (2)	$(555)	$(748)	$(768)	$(512)	$(658)	$(369)	$(439)	$(245)
Unlevered Free Cash Flow(3)	$2	$(137)	$(115)	$261	$165	$668	$647	$948

(1)

EBITDA is defined as net income (loss) before interest expense; income taxes; depreciation, depletion and amortization; asset impairments; noncash fair value losses (gains) on commodity derivative instruments; stock-based compensation and certain other non-recurring items or items whose timing or amount cannot be reasonably estimated. EBITDA is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP.

(2)	Includes estimated expenditures associated with asset retirement obligations, including plugging and abandonment costs.
(3)

Unlevered Free Cash Flow is defined as EBITDA less capital expenditures less cash income taxes and excludes the impact of share based compensation and certain other noncash items. Unlevered Free Cash Flow is a non-GAAP financial measure as it excludes amounts included in cash flow from operations, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to cash flow from operations or other measures derived in accordance with GAAP.

(4)

For purposes of their respective fairness analyses, Denbury’s financial advisors used the following projected unlevered free cash flow amounts ($ in millions), which were derived from the Unlevered Free Cash Flow amounts set forth in the “Strip Pricing Through 2027E Case” portion of the table above by subtracting stock-based compensation and certain other items and which were approved by Denbury management for use by Denbury’s financial advisors in their respective fairness analyses: -$13 for the second half of 2023E, -$183 for 2024E, -$215 for 2025E, $140 for 2026E, $12 for 2027E, $486 for 2028E, $473 for 2029E and $786 for 2030E.

(5)

For purposes of their respective fairness analyses, Denbury’s financial advisors used the following projected unlevered free cash flow amounts ($ in millions), which were derived from the Unlevered Free Cash Flow amounts set forth in the “Strip Pricing Through 2025E Case” portion of the table above by subtracting stock-based compensation and certain other items and which were approved by Denbury management for use by Denbury’s financial advisors in their respective fairness analyses: -$13 for the second half of 2023E, -$183 for 2024E, -$216 for 2025E, $146 for 2026E, $49 for 2027E, $547 for 2028E, $531 for 2029E and $839 for 2030E.

Additionally, in connection with Denbury’s board of directors’ consideration of the transaction, Denbury management prepared projections for the Strip Pricing Through 2025E Case, Strip Pricing Through 2027E Case, Consensus Pricing Through 2025E Case and 3-Year Historical Spot Price Case that assumed a one-year delay in recognizing the volume from the CCUS business starting from year 2025E onwards (which we refer to as the “CCUS One-Year Delay Case”). The CCUS One-Year Delay Case was not used by any of Denbury’s financial advisors in the financial analyses underlying their fairness opinions. The following table summarizes the Denbury management forecast as of a July 10, 2023 valuation date for the fiscal years 2023 through 2030 ($ in millions) for the CCUS One-Year Delay Case:

CCUS One-Year Delay Case
	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Strip Pricing Through 2027E Case
Revenue	$1,314	$1,365	$1,301	$1,258	$1,545	$1,682	$1,899	$1,987
EBITDA(1)	$552	$620	$571	$522	$718	$818	$966	$1,045
Capital Expenditures(2)	$(555)	$(541)	$(533)	$(743)	$(514)	$(597)	$(397)	$(398)
Unlevered Free Cash Flow(3)	$(5)	$38	$(2)	$(273)	$125	$130	$454	$518
Strip Pricing Through 2025E Case
Revenue	$1,314	$1,365	$1,301	$1,276	$1,606	$1,777	$1,991	$2,075
EBITDA(1)	$552	$620	$571	$534	$766	$896	$1,042	$1,117
Capital Expenditures(2)	$(555)	$(541)	$(533)	$(743)	$(514)	$(597)	$(397)	$(398)
Unlevered Free Cash Flow(3)	$(5)	$38	$(4)	$(265)	$161	$191	$512	$572
Consensus Pricing Through 2025E Case
Revenue	$1,332	$1,518	$1,586	$1,570	$1,907	$2,100	$2,302	$2,372
EBITDA(1)	$567	$738	$811	$784	$1,023	$1,173	$1,308	$1,371
Capital Expenditures(2)	$(555)	$(541)	$(533)	$(743)	$(514)	$(597)	$(397)	$(398)
Unlevered Free Cash Flow(3)	$9	$112	$176	$(67)	$356	$398	$706	$754
3-Year Historical Spot Price Case
Revenue	$1,323	$1,432	$1,435	$1,430	$1,764	$1,946	$2,154	$2,231
EBITDA(1)	$560	$671	$679	$662	$897	$1,037	$1,177	$1,246
Capital Expenditures (2)	$(555)	$(541)	$(533)	$(743)	$(514)	$(597)	$(397)	$(398)
Unlevered Free Cash Flow(3)	$2	$67	$74	$(162)	$261	$297	$610	$664

(1)

EBITDA is defined as net income (loss) before interest expense; income taxes; depreciation, depletion and amortization; asset impairments; noncash fair value losses (gains) on commodity derivative instruments; stock-based compensation and certain other non-recurring items or items whose timing or amount cannot be reasonably estimated. EBITDA is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP.

(2)	Includes estimated expenditures associated with asset retirement obligations, including plugging and abandonment costs.
(3)

Unlevered Free Cash Flow is defined as EBITDA less capital expenditures less cash income taxes and excludes the impact of share based compensation and certain other noncash items. Unlevered Free Cash Flow is a non-GAAP financial measure as it excludes amounts included in cash flow from operations, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to cash flow from operations or other measures derived in accordance with GAAP.

On June 30, 2023, Denbury had approximately $85 million of debt outstanding under its bank credit facility and Denbury management projected such outstanding debt to increase to approximately $150 million by the end of 2023, driven by an estimated $65 million cash payment for withholding taxes for shares anticipated to be surrendered to Denbury for post-emergence equity awards granted in December 2020 and scheduled to be delivered to the recipients in December 2023.

Denbury does not intend to update or otherwise revise the above unaudited financial and operating forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such unaudited financial and operating forecasts are no longer appropriate, except as may be required by applicable law.

Important Information about the Unaudited Prospective Financial Information

The inclusion of the unaudited prospective financial information summarized above in “The Merger—Certain Denbury Unaudited Prospective Financial Information” beginning on page 80 of this proxy statement/prospectus (collectively, the “Unaudited Prospective Financial Information”) should not be regarded as an indication that any of Denbury, ExxonMobil, J.P. Morgan, TPH, PJT Partners, their respective advisors, or any of their respective affiliates, officers, directors, partners, advisors or other representatives or any other person considered, or now considers, those projections to be predictive of actual future performance or events, or that it should be construed as financial guidance, and the summary of the Unaudited Prospective Financial Information set forth above should not be relied on as such.

While presented with numeric specificity, the Unaudited Prospective Financial Information summarized above is subjective in many respects and reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Denbury’s and ExxonMobil’s businesses that are inherently subject to significant uncertainties and contingencies, including risks and uncertainties described or incorporated by reference under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 31 and 41, respectively, of this proxy statement/prospectus, all of which are difficult to predict and many of which are beyond the control of Denbury and ExxonMobil and will be beyond the control of the combined company. The Unaudited Prospective Financial Information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the Unaudited Prospective Financial Information and the underlying estimates and assumptions will be realized and actual results will likely differ, and may differ materially, from those reflected in the Unaudited Prospective Financial Information, whether or not the Merger is completed.

The Unaudited Prospective Financial Information constitutes forward-looking statements. In addition, because the Unaudited Prospective Financial Information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth above, and important factors that may affect actual results and cause the Unaudited Prospective Financial Information to be inaccurate include, but are not limited to, risks and uncertainties relating to ExxonMobil’s and Denbury’s businesses, industry performance, the regulatory environment, general business and economic conditions and other matters described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 31 and 41, respectively, of this proxy statement/prospectus. As a result, the Unaudited Prospective Financial Information cannot be considered predictive of actual future operating results, and this information should not be relied on as such. Denbury stockholders and ExxonMobil shareholders are urged to review the SEC filings of Denbury and ExxonMobil for a description of risk factors with respect to the businesses of Denbury and ExxonMobil, as well as the risks and other factors described or incorporated by reference under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 31 and 41, respectively, of this proxy statement/prospectus. See also “Where You Can Find More Information” beginning on page 178 of this proxy statement/prospectus. The Unaudited Prospective Financial Information includes certain non-GAAP financial measures.

The Unaudited Prospective Financial Information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. No independent registered public accounting firm has audited, reviewed, compiled, examined, applied or performed any procedures with respect to the Unaudited Prospective Financial Information contained herein, nor have they expressed nor do they express any opinion or any other form of assurance on such information or its achievability. The report of the respective independent registered public accounting firms of Denbury and ExxonMobil contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2022, which have been filed with the SEC and are incorporated by reference into this proxy statement/prospectus, relate to historical financial information of Denbury and ExxonMobil, respectively, and such reports do not extend to the projections summarized above and should not be read to do so. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Denbury and ExxonMobil may not be comparable to similarly titled amounts used by other companies.

Furthermore, the Unaudited Prospective Financial Information does not take into account any circumstances or events occurring after the date it was prepared. There can be no assurance that, had the Unaudited Prospective Financial Information been prepared either as of the date of the Merger Agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. The Unaudited Prospective Financial Information does not take into account all the possible financial and other effects on Denbury or ExxonMobil of the Merger, the effect on Denbury or ExxonMobil of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement, or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the Unaudited Prospective Financial Information does not take into account the effect on Denbury or ExxonMobil of any possible failure of the Merger to occur. None of Denbury, ExxonMobil or any of their respective affiliates, officers, directors, partners, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Denbury stockholder or ExxonMobil shareholder or other person regarding Denbury’s or ExxonMobil’s ultimate performance compared to the information contained in the Unaudited Prospective Financial Information or that the forecasted results will be achieved. The inclusion of the Unaudited Prospective Financial Information herein should not be deemed an admission or representation by Denbury, ExxonMobil, their respective advisors or any other person that it is viewed as material information of Denbury or ExxonMobil, particularly in light of the inherent risks and uncertainties associated with such information. There can be no assurance that the projected results will be realized or that actual results will not be materially lower or higher than estimated, whether or not the Merger is completed. The summary of the Unaudited Prospective Financial Information included above is not being included to influence any Denbury stockholder’s decision on whether to vote in favor of the Merger or any other proposal to be considered at the Special Meeting, but is being provided solely because it was made available to the Denbury board of directors, Denbury, ExxonMobil and Denbury’s financial advisors, as applicable, in connection with the Merger.

READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION. DENBURY AND EXXONMOBIL DO NOT INTEND TO UPDATE OR OTHERWISE REVISE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

OPINIONS OF DENBURY’S FINANCIAL ADVISORS

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter dated August 1, 2022, Denbury retained J.P. Morgan as a financial advisor in connection with a potential transaction (including the Merger). At the meeting of the Denbury board of directors on July 13, 2023, J.P. Morgan rendered its oral opinion to the Denbury board of directors, which was subsequently confirmed by delivery of a written opinion, dated July 13, 2023, to the effect that, as of such date and based upon and subject to the factors, assumptions, qualifications and any limitations set forth in its written opinion, the Merger Consideration to be paid to the holders of Denbury common stock in the Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan dated July 13, 2023, which sets forth, among other things, the assumptions made, matters considered and qualifications and any limitations on the opinion and the review undertaken by J.P. Morgan in connection with rendering its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Denbury’s stockholders are urged to read the opinion carefully and in its entirety. J.P. Morgan’s opinion was addressed to the Denbury board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the Merger, was directed only to the Merger Consideration to be paid to the holders of Denbury common stock in the Merger and did not address any other aspect of the Merger or the other transactions contemplated by the Merger Agreement. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any stockholder of Denbury as to how such stockholder should vote with respect to the Merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning Denbury and the industries in which it operates;

•

compared the financial and operating performance of Denbury with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Denbury common stock and ExxonMobil common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by the management of Denbury relating to its business (including the financial projections identified to J.P. Morgan by Denbury as the “Strip Pricing through 2027E Base Case,” the “Strip Pricing through 2027E CCUS Delay Case,” the “Strip Pricing through 2025E Base Case,” the “Strip Pricing through 2025E CCUS Delay Case,” the “Consensus Pricing through 2025E Base Case,” the “Consensus Pricing through 2025E CCUS Delay Case,” the “3-Year Historical Spot Price Average Base Case” and the “3-Year Historical Spot Price Average CCUS Delay Case”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Denbury and ExxonMobil with respect to certain aspects of the Merger, and the past and current business operations of Denbury, the financial condition and future prospects and operations of Denbury, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Denbury and

ExxonMobil or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with Denbury, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Denbury or ExxonMobil under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Denbury to which such analyses or forecasts relate. For purposes of J.P. Morgan’s opinion and financial analyses, the Denbury board of directors directed J.P. Morgan to use the “Strip Pricing through 2027E Base Case” and the “Strip Pricing through 2025E Base Case.” J.P. Morgan expresses no view as to such analyses or forecasts or the assumptions on which they were based or as to such direction by the Denbury board of directors. J.P. Morgan also assumed that the Merger and the other transactions contemplated by the Merger Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by Denbury and ExxonMobil and Merger Sub in the Merger Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Denbury with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Denbury or on the contemplated benefits of the Merger.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s written opinion dated July 13, 2023, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders of Denbury common stock in the Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of Denbury or as to the underlying decision by Denbury to engage in the Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Merger, or any class of such persons relative to the Merger Consideration to be paid to the holders of Denbury common stock in the Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Denbury common stock or ExxonMobil common stock will trade at any future time.

The terms of the Merger Agreement, including the Merger Consideration, were determined through arm’s length negotiations between Denbury and ExxonMobil, and the decision to enter into the Merger Agreement was solely that of the Denbury board of directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Denbury board of directors in its evaluation of the Merger and should not be viewed as determinative of the views of the Denbury board of directors or management with respect to the Merger or the Merger Consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Denbury board of directors on July 13, 2023 and in the financial analyses presented to the Denbury board of directors on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Denbury board of directors and contained in the presentation delivered to the Denbury board of directors on such date in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Certain of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Sum-of-the-Parts — Selected Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of Denbury’s enhanced oil recovery (which we refer to as the “EOR”) business and carbon capture, use and storage (which we refer to as the “CCUS”) business with similar data for certain selected publicly traded companies engaged in businesses which J.P. Morgan judged, based on its experience and familiarity with the industries in which Denbury operates, to be sufficiently analogous to Denbury’s EOR business or CCUS business, as applicable. The companies selected by J.P. Morgan were:

EOR companies:

•	Berry Corporation

•	Chord Energy Corporation

•	Crescent Point Energy Corp.

•	California Resources Corporation

•	Northern Oil and Gas, Inc.

CCUS companies:

•	Aker Carbon Capture ASA

•	Ballard Power Systems Inc.

•	Bloom Energy Corporation

•	FuelCell Energy, Inc.

•	Plug Power Inc.

None of the selected companies reviewed is identical or directly comparable to Denbury’s EOR business or CCUS business, and certain of these companies may have characteristics that are materially different from those of Denbury’s EOR business or CCUS business. However, these companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered sufficiently similar in certain respects to Denbury’s EOR business or CCUS business. The analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Denbury’s EOR business or CCUS business.

Using publicly available information as of July 12, 2023, J.P. Morgan calculated and compared:

•

the multiple of enterprise value (calculated as the market value of the company’s common stock on a fully diluted basis, plus debt and other adjustments, including non-controlling interests, less cash) to estimated EBITDA (calculated as earnings before interest, taxes, depreciation and amortization) for the fiscal year ending December 31, 2023 (which we refer to as “FYE 2023”) for each selected EOR company listed above and for Denbury; and

•	the multiple of enterprise value to estimated revenue for the fiscal year ending December 31, 2025 (which we refer to as “FYE 2025”) for each selected CCUS company listed above and for Denbury.

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and professional judgment, J.P. Morgan selected multiple reference ranges of 3.50x – 4.50x for enterprise value to FYE 2023 EBITDA (for Denbury’s EOR business) and 1.50x – 2.75x for enterprise value to estimated revenue for the fiscal year ending December 31, 2026 (which we refer to as “FYE 2026”) (for Denbury’s CCUS business).

J.P. Morgan then calculated ranges of implied enterprise values of Denbury’s EOR business and Denbury’s CCUS business by applying the applicable multiple reference range to the FYE 2023 EBITDA of Denbury’s EOR business and to the FYE 2026 revenue of Denbury’s CCUS business, in each case, based on Denbury management’s “Strip Pricing through 2027E Base Case” and “Strip Pricing through 2025E Base Case,” as directed by Denbury management. After aggregating the ranges of implied enterprise values for Denbury’s EOR and CCUS businesses, the analysis indicated a range of implied equity values per share of Denbury common stock of $46.50 – $66.25 (in each case, rounded to the nearest $0.25 per share).

This range of implied equity values per share was compared to (i) the closing price per share of Denbury common stock of $78.90 on August 16, 2022 (the trading day before certain media outlets first reported that Denbury was exploring options, including putting itself up for sale), (ii) the closing price per share of Denbury common stock of $87.75 on July 12, 2023 and (iii) the implied value of the Merger Consideration of $89.45 per share of Denbury common stock. The implied value of the Merger Consideration of $89.45 as used throughout this summary of J.P. Morgan’s analyses was calculated by multiplying the exchange ratio of 0.840 of a share of ExxonMobil common stock by $106.49, the closing price per share of ExxonMobil common stock on July 12, 2023.

Sum-of-the-Parts — Discounted Cash Flow Analysis

J.P. Morgan conducted a sum-of-the-parts discounted cash flow analysis for the purpose of determining an implied equity value per share for Denbury common stock based on two commodity price and activity cases provided to J.P. Morgan by Denbury management (which cases we refer to herein as the “Strip Pricing through 2027E Base Case” and the “Strip Pricing through 2025E Base Case”) as directed by the Denbury board of directors.

J.P. Morgan calculated the unlevered free cash flows, as of June 30, 2023, that each of Denbury’s EOR and CCUS businesses was forecasted to generate during the second half of fiscal year 2023 through the end of fiscal year 2030, based upon each of the Strip Pricing through 2027E Base Case and the Strip Pricing through 2025E Base Case. J.P. Morgan also calculated a range of terminal asset values for each of these businesses at the end of the seven-and-a-half-year period ending 2030 by applying, at the direction of Denbury management, terminal value growth rates ranging from (4%) to (2%) in the case of Denbury’s EOR business, and from 4% to 6% in the case of Denbury’s CCUS business, to estimates of the terminal unlevered free cash flows of each such business.

For each of the Strip Pricing through 2027E Base Case and the Strip Pricing through 2025E Base Case, the unlevered free cash flows and the range of terminal asset values were then discounted to present values, as of June 30, 2023, using a range of discount rates from 8.75% to 10.75% for Denbury’s EOR business and 12.25% to 14.25% for Denbury’s CCUS business, which ranges were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Denbury’s EOR business and CCUS business, as applicable. After aggregating the discounted values for the EOR business and the CCUS business for each of the Strip Pricing through 2027E Base Case and the Strip Pricing through 2025E Base Case, subtracting from each such aggregated value Denbury’s estimated net debt of approximately $85 million as of June 30, 2023 and dividing the resultant values by 54.5 million fully diluted shares of Denbury common stock (as provided by Denbury management), the analysis indicated a range of implied equity values per share of Denbury common stock of $56.75 to $93.25 for the Strip Pricing through 2027E Base Case and a range of implied equity values per share of Denbury common stock of $62.25 to $101.00 for the Strip Pricing through 2025E Base Case (in each case, rounded to the nearest $0.25 per share). These ranges of implied equity values per share were compared to (i) the closing price per share of Denbury common stock of $78.90 on August 16, 2022 (the trading day before certain media outlets first reported that Denbury was exploring options, including putting itself up for sale), (ii) the closing price per share of Denbury common stock of $87.75 on July 12, 2023 and (iii) the implied value of the Merger Consideration of $89.45 per share of Denbury common stock.

Historical Trading Range

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the trading range for the Denbury common stock for the period beginning on September 21, 2020 (the date on which Denbury’s common stock began trading on the New York Stock Exchange after Denbury emerged from Chapter 11 proceedings) and ending on July 12, 2023, which range was $15.50 per share to $104.00 per share, and compared that range to (i) the closing price per share of Denbury common stock of $78.90 on August 16, 2022 (the trading day before certain media outlets first reported that Denbury was exploring options, including putting itself up for sale), (ii) the closing price per share of Denbury common stock of $87.75 on July 12, 2023 and (iii) the implied value of the Merger Consideration of $89.45 per share of Denbury common stock.

Analyst Price Target

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed certain publicly available equity research analyst price targets for the Denbury common stock available as of July 12, 2023, noted that the range of such price targets (discounted one year to the present at Denbury’s median cost of equity of 12.9%), was $64.75 to $124.00 per share and compared that range to (i) the closing price per share of Denbury common stock of $78.90 on August 16, 2022 (the trading day before certain media outlets first reported that Denbury was exploring options, including putting itself up for sale), (ii) the closing price per share of Denbury common stock of $87.75 on July 12, 2023 and (iii) the implied value of the Merger Consideration of $89.45 per share of Denbury common stock.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Denbury. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Denbury, and none of the selected transactions reviewed was identical to the proposed Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Denbury. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Denbury and the transactions compared to the proposed Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Denbury with respect to the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Denbury and the industries in which it operates.

For services rendered in connection with the Merger and the delivery of its opinion, Denbury has agreed to pay J.P. Morgan a transaction fee, a portion of which became payable by Denbury to J.P. Morgan in connection with J.P. Morgan’s delivery of its opinion and the balance of which will become payable upon the closing of the Merger. In addition, Denbury has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Denbury and ExxonMobil, for which J.P. Morgan and its affiliates have received compensation of approximately $2.0 million and $1.5 million from Denbury and ExxonMobil, respectively. Such services during such period have included acting as joint lead arranger and joint lead bookrunner on a credit facility of Denbury in May 2022 and acting as joint lead arranger and joint bookrunner on a credit facility of ExxonMobil in August 2021. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Denbury, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Denbury and ExxonMobil. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Denbury or ExxonMobil for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities or other financial instruments.

Opinion of TPH & Co.

Introduction

Denbury retained TPH to act as Denbury’s financial advisor and provide an opinion in connection with the Merger. The Denbury board of directors instructed TPH to evaluate the fairness, from a financial point of view, to the holders of outstanding shares of Denbury common stock (other than ExxonMobil and its affiliates) of the Merger Consideration to be received by such holders pursuant to the Merger Agreement.

On July 13, 2023, at a meeting of the Denbury board of directors held to evaluate the Merger, TPH delivered an oral opinion to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by TPH, as set forth in the written opinion delivered subsequently and based upon other matters as TPH considered relevant, the Merger Consideration to be received by the holders of outstanding shares of Denbury common stock (other than ExxonMobil and its affiliates) in the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. TPH delivered its written opinion on July 13, 2023 to the Denbury board of directors.

The TPH opinion speaks only as of the date and the time TPH rendered it and not as of the time the Merger may be completed or any other time. The TPH opinion does not reflect changes that may occur or may have occurred after its delivery, which could significantly alter the value, facts or elements on which the opinion was based.

The full text of TPH’s written opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and qualifications and limitations on the review TPH undertook, is attached as Annex C to this proxy statement/prospectus and is incorporated by reference in its entirety. The summary of TPH’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Denbury stockholders are encouraged to read the TPH opinion carefully in its entirety. TPH delivered its opinion for the information and assistance of the Denbury board of directors in connection with the Denbury board of directors’ consideration of the Merger, and TPH’s opinion does not address any other aspect of the Merger Agreement and does not constitute a recommendation as to how any stockholder of Denbury or ExxonMobil should vote with respect to the Merger or any other matter.

In connection with rendering its opinion, TPH, among other things:

•

reviewed certain publicly available financial statements and other publicly available business and financial information with respect to Denbury and ExxonMobil, including equity research analyst reports;

•

reviewed certain internal financial statements, analyses and forecasts and other internal financial information and operating data relating to the business of Denbury, in each case, prepared and approved for TPH’s use by Denbury management (including the financial projections identified to TPH by Denbury as a “Strip Pricing through 2027E Base Case,” a “Strip Pricing through 2027E CCUS Delay Case,” a “Strip Pricing through 2025E Base Case,” a “Strip Pricing through 2025E CCUS Delay Case,” a “Consensus Pricing through 2025E Base Case,” a “Consensus Pricing through 2025E CCUS Delay Case,” a “3-Year Historical Spot Price Average Base Case” and a “3-Year Historical Spot Price Average CCUS Delay Case”);

•

discussed the past and current business, operations, financial condition and prospects of Denbury and the combined company with senior members of Denbury management, the Denbury board of directors, and other representatives and advisors of Denbury;

•	discussed with senior members of Denbury management their assessment of the strategic rationale for, and the potential benefits of, the Merger;

•	compared the financial performance of Denbury with that of certain publicly-traded companies that TPH believed to be generally relevant;

•	compared the financial terms of the Merger with the publicly available financial terms of certain transactions that TPH believed to be generally relevant;

•

reviewed the historical trading prices and trading activity for Denbury’s common stock and compared such price and trading activity with that of securities of certain publicly-traded companies that TPH believed to be generally relevant;

•	participated in discussions among representatives of Denbury and ExxonMobil and their respective advisors;

•

took into account the results of its efforts on behalf of Denbury to solicit, at the direction of Denbury, indications of interest and proposals from third parties with respect to a potential acquisition of Denbury;

•	reviewed a draft of the Merger Agreement dated July 13, 2023; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as it deemed appropriate.

For purposes of its opinion, TPH assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by TPH (including information that was available from public sources) and further relied upon the assurances of Denbury management that Denbury management was not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect.

With respect to the forecasts prepared and approved for its use by Denbury management, TPH was advised by Denbury management and assumed, with the consent of the Denbury board of directors, that such forecasts were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of Denbury management as to the future financial performance of Denbury and the other matters covered thereby, and TPH expressed no view as to the reasonableness of such forecasts or the assumptions on which they were based. For purposes of TPH’s opinion and financial analyses, the Denbury board of directors directed TPH to use the “Strip Pricing through 2027E Base Case” and the “Strip Pricing through 2025E Base Case.” In particular, the forecasts prepared and approved for the use of TPH by Denbury management reflect certain assumptions regarding the industries or areas in which Denbury operates that are subject to significant uncertainty and that, if different than assumed, could have a material impact on TPH’s analysis and opinion.

In arriving at its opinion, TPH did not make and was not provided with any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Denbury, ExxonMobil or any of their respective subsidiaries. TPH did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of Denbury, ExxonMobil or any other party. In addition, TPH did not evaluate the solvency of any party to the Merger Agreement, or the impact of the Merger thereon, including under any applicable laws relating to bankruptcy, insolvency or similar matters.

TPH assumed that the final Merger Agreement (together with the exhibits and schedules thereto) would not differ from the draft of the Merger Agreement dated July 13, 2023 that was reviewed by it in any respect material to the analysis or opinion of TPH. TPH also assumed that (1) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein were true and correct in all respects material to TPH’s analysis and opinion, (2) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to TPH’s analysis and opinion, and (3) the Merger would be consummated in a timely manner in accordance with the terms set forth in the Merger Agreement and such other related documents and instruments, without any modification, amendment, waiver or delay that would be material to the analysis or opinion of TPH. In addition, TPH assumed that in connection with the receipt of all approvals and consents required in connection with the Merger, no delays, limitations, conditions or restrictions would be imposed that would be material to its analysis.

TPH’s opinion was necessarily based on economic, monetary, market and other conditions in effect on, and the information made available to TPH as of, July 13, 2023. TPH assumed no obligation to update, revise or reaffirm its opinion and expressly disclaimed any responsibility to do so based on circumstances, developments or events occurring, or of which TPH becomes aware, after the date on which its opinion was rendered.

The estimates contained in TPH’s analysis and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by any analysis. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, TPH’s analysis and estimates are inherently subject to substantial uncertainty.

In arriving at its opinion, TPH did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. TPH employed several analytical methodologies in its analyses, and no one single method of analysis should be regarded as dispositive of TPH’s overall conclusion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, TPH believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and all factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. TPH’s conclusion, therefore, is based upon the application of TPH’s own experience and judgment to all analyses and factors considered by it, taken as a whole. TPH’s opinion was reviewed and approved by its fairness opinion committee.

TPH’s opinion addressed only the fairness, from a financial point of view, as of July 13, 2023, to the holders of Denbury common stock (other than ExxonMobil and its affiliates) of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement. TPH was not asked to, nor did it, offer any opinion as to any other term of the Merger Agreement or any other document contemplated by or entered into in connection with the Merger Agreement, the form or structure of the Merger or the likely timeframe in which the Merger would be consummated. In addition, TPH expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the Merger Agreement, or any class of such persons, whether relative to the Merger Consideration or otherwise. TPH expressed no opinion as to the fairness of the Merger to the holders of any other class of securities, creditors or other constituencies of Denbury, as to the underlying decision by Denbury to engage in the Merger or as to the relative merits of the Merger compared with any alternative transactions or business strategies. Nor did TPH express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document. TPH’s opinion did not address any legal, tax, regulatory or accounting matters, as to which TPH understood Denbury had received such advice as it deemed necessary from qualified professionals.

The data and analyses summarized below in this proxy statement/prospectus are from TPH’s presentation to the Denbury board of directors delivered on July 13, 2023. The analyses summarized below include information presented in tabular format. To fully understand the financial analyses performed, the tables must be considered together with the textual summary of the analyses and full text of TPH’s written opinion, which is included as Annex C of this proxy statement/prospectus.

Summary of TPH’s Analyses

Certain Financial Metrics

For purposes of the analyses described below, the following terms have the following meanings:

•

“EV” or “enterprise value” is calculated as the fully-diluted equity value of a company, plus book value of debt, any preferred equity and non-controlling interests, less cash and cash equivalents; and

•	“EBITDA” is calculated as earnings before interest, income taxes, depreciation, depletion and amortization expense.

Selected Public Companies Trading Analysis

TPH reviewed and analyzed certain financial information including valuation multiples related to Denbury’s EOR and CCUS businesses and selected companies with publicly traded equity securities and related operations, as applicable.

The financial information reviewed included:

•

for selected oil companies related to Denbury’s EOR operations, enterprise value as a multiple of estimated 2023 EBITDA, based on median research analysts’ consensus estimates per FactSet as of July 12, 2023 (which, for purposes of this section titled “— Opinion of TPH & Co., Denbury’s Financial Advisor,” we refer to as the “Wall Street consensus estimates”); and

•	for selected energy transition companies related to Denbury’s CCUS operations, enterprise value as a multiple of estimated 2025 revenue, based on Wall Street consensus estimates.

The companies included in the analysis and their relevant financial metrics reviewed were as follows:

Oil companies (which we refer to, collectively, as the “selected oil companies”):

Company	EV /2023E EBITDA[3]
Chord Energy Corporation[1,2]	4.1x
Crescent Point Energy Corp.[1]	3.5x
California Resources Corporation	3.9x
Callon Petroleum Company[1]	3.2x

1	Pro forma for announced transactions.
2	Metrics for Chord Energy Corporation shown adjusted to reflect E&P-only multiple.
3	Excludes the impact of investments in associates and affiliates.

Energy transition companies (which we refer to, collectively, as the “selected energy transition companies”):

Company	EV /2025E Revenue[2]
Aker Carbon Capture ASA[1]	1.6x
Ballard Power Systems Inc.	1.8x
Bloom Energy Corporation[1]	1.9x
FuelCell Energy, Inc.	2.8x
Plug Power Inc.	2.1x

1	Metrics reflect 100-day consensus window.
2	Excludes the impact of investments in associates and affiliates.

No selected oil company or group thereof is identical to Denbury’s EOR business, and no selected energy transition company or group thereof is identical to Denbury’s CCUS business. Accordingly, TPH believes that purely quantitative analyses are not, in isolation, determinative in the context of the Merger contemplated by the Merger Agreement and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of (1) Denbury’s EOR business and the selected oil companies and (2) Denbury’s CCUS business and the selected energy transition companies that could affect the public trading values of each also are relevant.

Based on the ranges observed among the selected oil companies and the selected energy transition companies, TPH applied selected multiples ranging from (1) 3.00x to 4.00x to the estimated 2023 EBITDA of Denbury’s EOR business and (2) 1.50x to 3.00x to the estimated 2026 revenue of Denbury’s CCUS business to derive implied enterprise values for each such business, in each case based on the Strip Pricing through 2027E Base Case and the Strip Pricing through 2025E Base Case. TPH then added together the enterprise values of Denbury’s EOR and CCUS businesses, subtracted Denbury’s net debt (total debt minus cash and cash equivalents) therefrom, and divided the resulting equity values by the number of Denbury’s fully diluted shares outstanding as of July 12, 2023 to derive an implied per-share price for Denbury. TPH’s application of such ranges of multiples indicated the following implied reference range per share of Denbury common stock for both the Strip Pricing through 2027E Base Case and the Strip Pricing through 2025E Base Case:

Implied Per Share Reference Ranges for Denbury Common Stock
Strip Pricing through 2027E Base Case	Strip Pricing through 2025E Base Case
$40.90 – $62.41	$40.90 – $62.41

TPH compared this implied reference range to the implied value of the Merger Consideration of $89.45 per share of Denbury common stock. The implied value of the Merger Consideration of $89.45 as used throughout this summary was calculated by multiplying the exchange ratio of 0.840 of a share of ExxonMobil common stock by $106.49, the closing price per share of ExxonMobil common stock on July 12, 2023.

Discounted Cash Flow Analysis

TPH calculated the present value, as of June 30, 2023, of the standalone unlevered free cash flows expected to be generated by each of Denbury’s EOR and CCUS businesses, based on the Strip Pricing through 2027E Base Case and the Strip Pricing through 2025E Base Case. In performing its analysis with respect to Denbury’s EOR business, TPH applied unlevered discount rates ranging from 9.00% to 11.00%, in the case of Denbury’s EOR business, and 14.00% to 18.00%, in the case of Denbury’s CCUS business, to the (1) estimated unlevered free cash flows, utilizing a mid-year convention for discounting, and (2) estimated terminal value at the end of fiscal year 2029 of the applicable business. Such discount rates reflected estimates of the weighted average cost of capital for Denbury’s EOR and CCUS businesses, as applicable.

TPH calculated the terminal value of Denbury’s EOR business by applying EV/EBITDA multiples ranging from 3.00x to 4.00x to the estimated 2030 EBITDA of Denbury’s EOR business. It calculated the terminal value of Denbury’s CCUS business by applying EV/EBITDA multiples ranging from 8.00x to 10.00x to the estimated 2030 EBITDA of Denbury’s CCUS business. TPH determined this latter range of EV/EBITDA multiples with reference to the following EV to estimated 2023 EBITDA multiples, which TPH calculated for selected diversified midstream companies based on Wall Street consensus estimates:

Company	EV /2023E EBITDA
Energy Transfer LP	7.6x
EnLink Midstream LLC	8.4x
Enterprise Products Partners L.P.	9.4x
Kinder Morgan Inc	9.4x
Magellan Midstream Partners, L.P.[1]	10.6x
ONEOK, Inc.[1]	9.0x

1	Multiples as of May 12, 2023, the date prior to the announcement of the acquisition of Magellan Midstream Partners, L.P. by ONEOK, Inc.

No selected diversified midstream company or group thereof is identical to Denbury’s CCUS business. Accordingly, TPH believes that purely quantitative analyses are not, in isolation, determinative in the context of the Merger contemplated by the Merger Agreement and that qualitative judgements concerning differences between the financial and operating characteristics and prospects of Denbury’s CCUS business and the selected diversified midstream companies that could affect the public trading values of each also are relevant.

The resulting enterprise values of Denbury’s EOR and CCUS businesses were then summed together to yield a company-level enterprise value, which in turn was adjusted by subtracting Denbury’s net debt (total debt minus cash and cash equivalents) to calculate a range of company-level equity values for Denbury. Such resulting equity values were divided by the number of fully diluted shares outstanding for Denbury to derive an implied price per share for Denbury common stock. The discounted cash flow analysis for Denbury indicated the following implied reference ranges per share of Denbury common stock:

Implied Per Share Reference Ranges for Denbury Common Stock
Strip Pricing through 2027E Base Case	Strip Pricing through 2025E Base Case
$59.41 – $88.62	$63.26 – $93.66

TPH compared these implied reference ranges to the implied value of the Merger Consideration of $89.45 per share of Denbury common stock.

Summary of Additional Reference Data

In connection with conducting the analyses described above, TPH reviewed the following data, which were used for reference purposes only and were not used in TPH’s determination of the fairness, from a financial point of view, to the holders of outstanding shares of Denbury common stock (other than ExxonMobil and its affiliates) of the Merger Consideration to be received by such holders in the Merger pursuant to the Merger Agreement:

•

Historical trading range: TPH reviewed the historical daily volume-weighted average trading prices for shares of Denbury common stock for the fifty-two week period ending July 12, 2023, which range was $58.05 to $99.07 per share.

•

Equity research analysts’ price targets: TPH reviewed analyst price targets per share of Denbury common stock prepared and published by 13 equity research analysts prior to July 12, 2023. TPH assumed that such targets reflected each analyst’s estimate of the 12-month future public market trading price per share of Denbury common stock, and discounted them to present value using a discount rate of approximately 12.5%, which rate reflects the mid-point of Denbury’s implied standalone cost of equity based on its capital structure as of July 12, 2023. The range of such discounted price targets was $64.87 to $124.40 per share. The price targets published by equity research analysts do not necessarily reflect current market trading prices for shares of Denbury common stock and these estimates are subject to uncertainties, including the future financial performance of Denbury and future financial market conditions.

General

TPH and its affiliates, including Perella Weinberg Partners LP (which we refer to, collectively, as the “TPH Group”), as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes.

The TPH Group also engages in securities trading and brokerage, asset management activities, equity research and other financial services, and in the ordinary course of these activities, the TPH Group may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers or clients, in (1) debt, equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Denbury, ExxonMobil or any of their respective affiliates and (2) any currency or commodity that may be material to the parties or otherwise involved in the Merger and/or the other matters contemplated by the Merger Agreement.

In addition, the TPH Group and certain of its employees, including members of the team performing services in connection with the Merger, as well as certain private equity funds and investment management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including Denbury, ExxonMobil, other potential merger participants or their respective equity holders or affiliates.

TPH is an internationally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Denbury board of directors selected TPH to act as its financial advisor in connection with the Merger on the basis of TPH’s experience in transactions similar to the Merger described in the Merger Agreement, its reputation in the investment community and its familiarity with Denbury and its business.

TPH acted as financial advisor to Denbury in connection with, and participated in certain negotiations leading to, the Merger. TPH expects to receive fees for its services, the principal portion of which is contingent upon the consummation of the Merger, and Denbury has agreed to reimburse certain of TPH’s expenses and indemnify TPH and certain related parties against certain liabilities arising out of its engagement. TPH may provide investment banking or other financial services to Denbury, ExxonMobil or any of the other parties to the Merger or their respective stockholders or affiliates in the future. In connection with such investment banking or other financial services, TPH may receive compensation.

The description set forth above constitutes a summary of the analyses employed and factors considered by TPH in rendering its opinion to the Denbury board of directors. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.

For services rendered in connection with the Merger and the delivery of its opinion, Denbury has agreed to pay TPH a transaction fee, a portion of which became payable to TPH upon the Denbury board of directors’ request to TPH to deliver its opinion (regardless of the conclusion reached therein) and the balance of which will become payable to TPH upon the consummation of the Merger. In addition, Denbury has agreed to reimburse TPH for its reasonable out-of-pocket expenses incurred in connection with the engagement, including fees and disbursements of its legal counsel. Denbury also agreed to indemnify TPH, its affiliates and their respective officers, directors, partners, agents, employees and controlling persons for certain liabilities related to or arising out of its rendering of services under its engagement or to contribute to payments that TPH may be required to make in respect of these liabilities.

Opinion of PJT Partners LP

PJT Partners was retained by Denbury to act as its financial advisor in connection with the Merger and, upon Denbury’s request, to render its fairness opinion to the Denbury board of directors in connection therewith. Denbury selected PJT Partners to act as its financial advisor based on PJT Partners’ qualifications, expertise and reputation, its knowledge of Denbury’s industry and its knowledge and understanding of the business and affairs of Denbury. At a meeting of the Denbury board of directors on July 13, 2023, PJT Partners rendered its oral opinion, subsequently confirmed in its written opinion dated July 13, 2023, to the Denbury board of directors that, as of the date thereof and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated in its written opinion), the Merger Consideration to be received by the holders of shares of Denbury common stock (other than the shares to be cancelled in accordance with the Merger Agreement and any shares held by any subsidiary of either Denbury or ExxonMobil (other than Merger Sub)) in the Merger was fair to such holders from a financial point of view.

The full text of PJT Partners’ written opinion delivered to the Denbury board of directors, dated July 13, 2023, is attached as Annex D and incorporated into this proxy statement/prospectus by reference in its entirety. PJT Partners’ written opinion has been provided by PJT Partners at the request of the Denbury board of directors and is subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by PJT Partners in connection with the opinion (which are stated therein). You are encouraged to read the opinion carefully in its entirety. PJT Partners provided its opinion to the Denbury board of directors, in its capacity as such, in connection with and for purposes of its evaluation of the Merger only and PJT Partners’ opinion does not constitute a recommendation as to any action the Denbury board of directors should take with respect to the Merger or how any holder of Denbury common stock should vote or act with respect to the Merger or any other matter. The following is a summary of PJT Partners’ opinion and the methodology that PJT Partners used to render its opinion. This summary of the PJT Partners opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of PJT Partners’ written opinion.

In arriving at its opinion, PJT Partners, among other things:

•	reviewed certain publicly available information concerning the business, financial condition and operations of Denbury and ExxonMobil;

•	reviewed certain internal information concerning the business, financial condition and operations of Denbury prepared and furnished to PJT Partners by the management of Denbury;

•

by or at the direction of the management of Denbury and approved for PJT Partners’ use by the Denbury board of directors, reviewed certain internal financial analyses, estimates and forecasts relating to Denbury, including the financial projections identified to PJT Partners by Denbury as the “Strip Pricing through 2027E Base Case,” the “Strip Pricing through 2025E Base Case,” and, solely for purposes of the “Selected Comparable Company Analysis – Sum-of-the-Parts” section and the “Selected Precedent Corporate Acquisition Analysis” section discussed below, the “Consensus Pricing through 2025E Base Case,” all of which projections were prepared by or at the direction of and approved for PJT Partners’ use by the management of Denbury;

•

held discussions with members of senior management of Denbury concerning, among other things, their evaluation of the Merger and Denbury’s business, operating and regulatory environment, financial condition, prospects and strategic objectives;

•	reviewed the historical market prices and trading activity for Denbury common stock;

•	compared certain publicly available financial and stock market data for Denbury with similar information for certain other companies that that PJT Partners deemed to be relevant;

•	compared the proposed financial terms of the Merger with publicly available financial terms of certain other business combinations that PJT Partners deemed to be relevant;

•	reviewed a draft, dated July 13, 2023 of the Merger Agreement; and

•	performed such other financial studies, analyses and investigations, and considered such other matters, as PJT Partners deemed necessary or appropriate for purposes of rendering its opinion.

In preparing its opinion, with the consent of the Denbury board of directors, PJT Partners relied upon and assumed the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by PJT Partners, without independent verification thereof. PJT Partners assumed, with the consent of the Denbury board of directors, that the forecasts and the assumptions underlying the forecasts, and all other financial analyses, estimates and forecasts provided to PJT Partners by Denbury’s management, were reasonably prepared in accordance with industry practice and represented Denbury management’s best-then currently available estimates and judgments as to the business and operations and future financial performance of Denbury. PJT Partners assumed no responsibility for and expressed no opinion as to the Denbury forecasts, the assumptions upon which they were based or any other financial analyses, estimates and forecasts provided to PJT Partners by Denbury’s management. PJT Partners also assumed, with the consent of the Denbury board of directors, that there were no material changes in the assets, financial condition, results of operations, business or prospects of Denbury since the respective dates of the last financial statements of Denbury made available to PJT Partners. PJT Partners relied, with the consent of the Denbury board of directors, on Denbury management’s representations and/or projections regarding taxable income, standalone net operating loss utilization and other tax attributes of Denbury. PJT Partners further relied, with the consent of the Denbury board of directors, upon the assurances of the management of Denbury that they were not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

PJT Partners was not asked to undertake, and did not undertake, an independent verification of any information provided to or reviewed by it, nor was it furnished with any such verification and it did not assume any responsibility or liability for the accuracy or completeness thereof. PJT Partners did not conduct a physical inspection of any of the properties or assets of Denbury. PJT Partners did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of Denbury, nor was it furnished with any such evaluations or appraisals, nor did it evaluate the solvency of Denbury or its subsidiaries under any applicable laws.

PJT Partners also assumed, with the consent of the Denbury board of directors, that the final executed form of the Merger Agreement would not differ in any material respects from the draft reviewed by PJT Partners and that the consummation of the Merger would be effected in accordance with the terms and conditions of the

Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Denbury, ExxonMobil or the contemplated benefits of the Merger. PJT Partners also assumed that the representations and warranties made by Denbury and ExxonMobil in the Merger Agreement and the related agreements were and would be true and correct in all respects material to its analysis. At the Denbury board of directors’ discretion, PJT Partners assumed that it was intended for the Merger to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. PJT Partners did not express any opinion as to any tax or other consequences that might result from the Merger, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which PJT Partners understood that Denbury obtained such advice as it deemed necessary from qualified professionals. PJT Partners is not a legal, tax or regulatory advisor and relied upon without independent verification the assessment of Denbury and its legal, tax and regulatory advisors with respect to such matters. PJT Partners did not express any opinion as to the relative fairness of the Merger Consideration to be received by any one holder of Denbury common stock as compared to any other holder of Denbury common stock.

In arriving at its opinion, PJT Partners was not asked to solicit, and did not solicit, interest from any party with respect to any sale, acquisition, business combination or other extraordinary transaction involving Denbury or its assets. PJT Partners did not consider the relative merits of the Merger as compared to any other business plan or opportunity that might be available to Denbury or the effect of any other arrangement in which Denbury might engage, and PJT Partners’ opinion did not address the underlying decision by Denbury to engage in the Merger. PJT Partners’ opinion was limited to the fairness as of the date of the opinion, from a financial point of view, to the holders of Denbury common stock of the Merger Consideration to be received by such holders in the Merger, and PJT Partners’ opinion did not address any other aspect or implication of the Merger, the Merger Agreement or any other agreement or understanding entered into in connection with the Merger or otherwise. PJT Partners further expressed no opinion or view as to the fairness of the Merger to the holders of any other class of securities, creditors or other constituencies of Denbury or as to the underlying decision by Denbury to engage in the Merger. PJT Partners also expressed no opinion as to the fairness of the amount or nature of the compensation to any of Denbury’s officers, directors or employees, or any class of such persons, relative to the Merger Consideration to be received by the holders of Denbury common stock or otherwise.

PJT Partners’ opinion was necessarily based upon economic, market, monetary, regulatory and other conditions as they existed and could be evaluated, and the information made available to PJT Partners, as of the date of the opinion. PJT Partners assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. PJT Partners expressed no opinion as to the prices or trading ranges at which the shares of Denbury common stock or ExxonMobil common stock would trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Denbury, ExxonMobil or the Merger or as to the impact of the Merger on the solvency or viability of Denbury or ExxonMobil or the ability of Denbury or ExxonMobil to pay its obligations when they come due. The issuance of PJT Partners’ opinion was approved by a fairness committee of PJT Partners in accordance with established procedures.

PJT Partners’ advisory services and opinion were provided for the information and assistance of the Denbury board of directors, in its capacity as such, in connection with and for the purposes of its evaluation of the Merger and the opinion does not constitute a recommendation as to any action the Denbury board of directors should take with respect to the Merger. PJT Partners’ opinion does not constitute a recommendation to any holder of Denbury common stock as to how any stockholder should vote or act with respect to the Merger or any other matter.

Summary of Financial Analyses

In connection with rendering its opinion, PJT Partners performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, PJT Partners did not ascribe a specific range of values to the shares of Denbury common stock but rather made its determination as to fairness, from a financial point of view, to the holders of Denbury common stock of the Merger Consideration to be received by such holders pursuant to the Merger Agreement on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, PJT Partners did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the merger. Accordingly, PJT Partners believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

The following is a summary of the material financial analyses used by PJT Partners in preparing its opinion to the Denbury board of directors. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by PJT Partners, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, PJT Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Denbury and ExxonMobil. None of Denbury, ExxonMobil, PJT Partners, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold. The financial analyses summarized below were based on the forecasts and other financial information prepared and furnished to PJT Partners by or on behalf of the management of Denbury, and used at the direction of the management of Denbury and approved for PJT Partners’ use by the Denbury board of directors. The following summary does not purport to be a complete description of the financial analyses performed by PJT Partners. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed, for Denbury, as of the closing trading price on July 12, 2023 (which represented the last trading day for Denbury common stock prior to the date of PJT Partners’ opinion), and is not necessarily indicative of current or future market conditions. Fully diluted share numbers for Denbury used below were provided by, and used at the direction of, Denbury’s management.

DESCRIPTION OF VALUATION ANALYSES

Selected Comparable Company Analysis – Sum-of-the-Parts

PJT Partners reviewed and compared specific financial, operating and public trading data relating to Denbury with selected publicly-traded companies in the (i) Exploration & Production sector with businesses and operating profiles reasonably similar to Denbury’s Enhanced Oil Recovery (“EOR”) business and (ii) Energy Transition and Gathering & Processing sectors with businesses and operating profiles reasonably similar to Denbury’s Carbon Capture, Utilization and Storage (“CCUS”) business.

The selected comparable companies (which we refer to collectively as the “Denbury Peers”) were the below:

Enhanced Oil Recovery peer group:

•	Whitecap Resources Inc.

•	California Resources Corporation

•	Crescent Energy Company

•	Berry Corporation

Energy Transition peer group:

•	Bloom Energy Corporation

•	Plug Power Inc.

•	FuelCell Energy, Inc.

•	Aker Carbon Capture ASA

•	Ballard Power Systems Inc.

Gathering & Processing peer group:

•	Western Midstream Partners, LP

•	Enlink Midstream, LLC

•	Hess Midstream Partners, LP

•	Crestwood Equity Partners, LP

PJT Partners reviewed and compared such data in order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per share of Denbury common stock on a standalone basis, in each case by reference to these companies.

As part of its selected comparable company analysis, PJT Partners calculated and analysed certain ratios and multiples, including for each of the Denbury Peers in the Enhanced Oil Recovery and Gathering & Processing peer groups, (1) the ratio of total enterprise value (calculated as the equity value based on fully diluted shares outstanding using the treasury stock method, plus debt and less cash and cash equivalents, after giving effect to certain adjustments for non-controlling interests and other relevant balance sheet items) (“TEV”) over estimated earnings before interest, taxes, depreciation, amortization and exploration expenses (where applicable) (“EBITDAX”) for calendar year 2023 (“TEV / 2023E EBITDAX”) and (2) the ratio of TEV to estimated EBITDAX for calendar year 2024 (“TEV / 2024E EBITDAX”), and, for each of the Denbury Peers in the Energy Transition sector, (1) the ratio of TEV over estimated revenue for calendar year 2025 (“TEV / 2025E Revenue”) and (2) the ratio of TEV over estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for calendar year 2026 (“TEV / 2026E EBITDA”). All of these calculations were performed and based on publicly available financial data, market data (including share prices) as of the close of trading on July 12, 2023 and consensus estimates derived from sell-side research.

PJT Partners selected the comparable companies listed above because PJT Partners believed their businesses and operating profiles are reasonably similar to those of Denbury. However, because of the inherent differences between the business, operations and prospects of Denbury and those of the selected comparable companies, PJT Partners believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, PJT Partners also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Denbury and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Denbury and the companies included in the selected company analysis.

Accordingly, PJT Partners selected, in each case for Denbury on a standalone basis, the following:

•

(i) for Denbury’s EOR line of business, a TEV / 2023E EBITDAX multiple reference range of 3.5x to 4.0x and (ii) for Denbury’s CCUS line of business, a TEV / 2025E Revenue multiple reference range of 1.5x to 2.5x; and

•

(i) for Denbury’s EOR line of business, a TEV / 2024E EBITDAX multiple reference range of 3.0x to 4.0x and (ii) for Denbury’s CCUS line of business, a TEV / 2026E EBITDA multiple reference range of 5.0x to 9.0x.

In each case, PJT Partners applied such multiples to relevant metrics for each of Denbury’s lines of business included in the “Consensus Pricing Through 2025E Base Case” in order to calculate implied values of each of Denbury’s EOR and CCUS lines of businesses. For each pair of metrics identified below, PJT Partners then aggregated the ranges of implied values for Denbury’s EOR and CCUS lines of businesses in order to calculate a range of implied prices per share of Denbury common stock on a standalone basis based on the fully diluted number of shares of Denbury common stock. The following summarizes the results of these calculations:

Implied prices per share of Denbury common stock
EOR: TEV/2023E EBITDAX CCUS: TEV/2025E Revenue(1)	$46.26 – $58.87
EOR: TEV/EBITDAX ‘24E CCUS: TEV/EBITDA ‘26E	$62.22 – $94.09

(1)	For purposes of this analysis, PJT Partners applied the TEV / 2025E Revenue multiple reference range to Denbury’s estimated revenue for Denbury’s CCUS line of business for calendar year 2026.

Selected Precedent Corporate Acquisition Analysis

PJT Partners reviewed, to the extent publicly available, and analysed the valuation and financial metrics relating to the following selected transactions involving companies in the Exploration & Production sector, which PJT Partners in its professional judgment considered generally relevant for comparative purposes:

Announcement Date	Target	Acquiror
December 21, 2020	QEP Resources, Inc.	Diamondback Energy, Inc.
March 7, 2022	Whiting Petroleum Corporation	Oasis Petroleum Inc. (aka Chord Energy Corporation)
February 28, 2023	Ranger Oil Corporation	Baytex Energy Corp.
May 22, 2023	PDC Energy, Inc.	Chevron Corporation

For each precedent transaction, PJT Partners calculated as a multiple the ratio of (a) the corresponding total transaction value and (b) the target company’s estimated EBITDAX for the yet to be completed calendar year (12 months) in which the transaction was announced and at the time of announcement (“FY+1 EBITDAX”) (such ratio, “TEV / FY+1 EBITDAX”).

Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.

PJT Partners also reviewed transaction precedents in the Gathering & Processing and Energy Transition sectors, which PJT Partners in its professional judgment considered not relevant for comparative purposes. As an alternative, PJT Partners used comparable company analysis, specifically TEV / 2023E EBITDA and TEV / 2024E EBITDA multiples associated with the Gathering & Processing peer group to inform its selected CCUS transaction multiple reference range.

The reasons for and the circumstances surrounding each of the selected precedent transactions analysed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Denbury and the companies included in the selected precedent transaction analysis, which PJT Partners discussed with the Denbury board of directors. In addition, certain of the selected precedent transactions involved the purchase and sale of certain assets and businesses rather than transactions involving whole companies, and the selected precedent transactions occurred during periods in which financial, economic and market conditions were different from those in existence as of the date of PJT Partners’ opinion. Accordingly, PJT Partners believed, and discussed with the Denbury board of directors, that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Merger. PJT Partners therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Merger which would affect the acquisition equity values of the selected target companies and Denbury. After reviewing the above analysis, PJT Partners selected (1) for the EOR line of business, a TEV / FY+1 EBITDAX multiple reference range of 3.0x to 4.0x on a standalone basis and (2) for the CCUS line of business, a TEV / FY+1 EBITDAX multiple reference range of 7.0x to 9.0x on a standalone basis. PJT Partners then applied such multiples to (1) the estimated EBITDAX for calendar year 2023 for Denbury’s EOR line of business and (2) the estimated EBITDA for calendar year 2026 for Denbury’s CCUS line of business, respectively, in each case as included in the “Consensus Pricing Through 2025E Base Case” in order to calculate implied values for each of Denbury’s EOR and CCUS lines of businesses. PJT Partners then aggregated the ranges of implied firm values for Denbury’s EOR and CCUS lines of business in order to calculate a range of implied prices per share of Denbury common stock on a standalone basis.

The following summarizes the result of these calculations:

Implied prices per share of Denbury common stock
EOR: TEV / FY+1 EBITDAX on 2023E EBITDAX CCUS: TEV / FY+1 EBITDAX on 2026E EBITDA	$61.80 – $81.41

Discounted Cash Flow Analysis

In order to estimate the present value of Denbury common stock, PJT Partners performed a discounted cash flow analysis of Denbury. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future unlevered, free cash flows generated by a company’s assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future unlevered, free cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the sum-of-the-parts (“SOTP”) intrinsic valuation of Denbury using the discounted cash flow method, PJT Partners utilized the following assumptions: (i) for the EOR line of business, discount rates ranging from 11.5% to 9.5% and a perpetuity growth rate (“PGR”) ranging from -4% to -2% and (ii) for the CCUS line of business, discount rates ranging from 15.5% to 13.5% and a PGR ranging from +3% to +5%.

To calculate the intrinsic valuation of Denbury on a consolidated basis using the discounted cash flow method, PJT Partners utilized discount rates ranging from 13.5% to 11.5% and a PGR ranging from +1.5% to +3.5%.

The ranges of selected discount rates were selected based on PJT Partners’ analysis of the weighted average cost of capital of Denbury and each of its lines of business. The ranges of PGRs were informed by guidance from Denbury’s management and selected based on PJT’s professional judgement.

Strip Pricing Through 2027E Base Case

PJT Partners then calculated a range of implied equity values per share of Denbury common stock using both a SOTP analysis and a consolidated company analysis by discounting the estimated unlevered free cash flow estimates of Denbury (on a consolidated basis) and each of its EOR and CCUS lines of business, using the ranges of discount rates and ranges of PGRs discussed above contained in the “Strip Pricing Through 2027E Base Case” (which financial projections were discussed with, and approved by, the Denbury board of directors for use by PJT Partners in connection with its financial analyses) and range of terminal values to present value as of June 30, 2023. For the SOTP analysis, PJT Partners then aggregated the implied enterprise values of Denbury’s EOR and CCUS lines of business in order to calculate an implied present value of Denbury as a whole. The present value of the unlevered free cash flow estimates and the range of terminal values were then adjusted by subtracting Denbury’s estimated net debt as of June 30, 2023 and dividing such amount by the number of fully diluted shares outstanding of Denbury common stock, as provided by Denbury’s management.

The following summarizes the results of these calculations:

5-year Strip Pricing	Implied price per share of Denbury common stock
SOTP:	$47.26 – $75.02
Consolidated	$53.72 – $89.62

Strip Pricing Through 2025E Base Case

PJT Partners then calculated a range of implied equity values per share of Denbury common stock using both a SOTP analysis and a consolidated company analysis by discounting the estimated unlevered free cash flow estimates of Denbury (on a consolidated basis) and each of its EOR and CCUS lines of business using the ranges of discount rates and ranges of PGRs discussed above contained in the “Strip Pricing Through 2025E Base Case” (which financial projections were discussed with, and approved by, the Denbury board of directors for use by PJT Partners in connection with its financial analyses) and range of terminal values to present value as of June 30, 2023. For the SOTP analysis, PJT Partners then aggregated the implied enterprise values of Denbury’s EOR and CCUS lines of business in order to calculate an implied present value of Denbury as a whole. The present value of the unlevered free cash flow estimates and the range of terminal values were then adjusted by subtracting Denbury’s estimated net debt as of June 30, 2023 and dividing such amount by the number of fully diluted shares outstanding of Denbury common stock, as provided by Denbury’s management.

The following summarizes the results of these calculations:

3-year Strip Pricing	Implied price per share of Denbury common stock
SOTP:	$51.85 – $81.24
Consolidated	$58.55 – $96.85

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying PJT Partners’ opinion. In arriving at its fairness determination, PJT Partners considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, PJT Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Denbury, ExxonMobil or the contemplated transaction. The terms of the Merger Agreement, including the Merger Consideration, were determined through arm’s-length negotiations between Denbury and ExxonMobil, rather than PJT Partners, and the decision to enter into the Merger Agreement was solely that of Denbury and ExxonMobil.

PJT Partners prepared these analyses for purposes of providing its opinion to the Denbury board of directors as to the fairness from a financial point of view, as of the date of the written opinion of PJT Partners, of the

Merger Consideration to be received by the holders of shares of Denbury common stock pursuant to the Merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Denbury, PJT Partners or any other person assumes responsibility if future results are materially different from those forecast.

PJT Partners is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Denbury board of directors selected PJT Partners because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally and in the oil industry specifically.

PJT Partners is acting as financial advisor to the Denbury board of directors in connection with the Merger. As compensation for its services in connection with the Merger, PJT Partners is entitled to receive from Denbury a fee of $3 million, which became payable upon the delivery of PJT Partners’ opinion to the Denbury board of directors. Denbury has agreed to reimburse PJT Partners for out-of-pocket expenses and to indemnify PJT Partners for certain liabilities arising out of the performance of such services (including the rendering of PJT Partners’ opinion).

In the ordinary course of PJT Partners and its affiliates’ businesses, PJT Partners and its affiliates may provide investment banking and other financial services to Denbury, ExxonMobil or their respective affiliates and may receive compensation for the rendering of these services. During the two years preceding the date of this opinion, PJT Partners has not advised or received compensation from Denbury or ExxonMobil.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

Completion of the Merger is conditioned upon the receipt of certain governmental clearances or approvals, including the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act and receipt of certain other governmental consents and approvals. The process for obtaining the requisite regulatory approvals for the Merger is ongoing.

Although ExxonMobil and Denbury currently believe they should be able to obtain all required regulatory approvals in a timely manner, the parties cannot be certain when or if they will obtain them or, if obtained, whether the approvals will contain terms, conditions or restrictions not currently contemplated that will be detrimental to ExxonMobil after the completion of the Merger, or will contain a Burdensome Condition (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 128 of this proxy statement/prospectus for the definition of Burdensome Condition).

The approval of an application for regulatory approval means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving regulatory authority has determined that the consideration to be received by holders of Denbury stock and/or the Merger are fair to Denbury stockholders. Regulatory approval does not constitute an endorsement or recommendation of the Merger by any regulatory authority.

U.S. Antitrust Filing

Under the HSR Act, certain transactions, including the Merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file their respective HSR notifications with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration or termination of a 30-day waiting period following the parties’ filings of their respective HSR notifications or the termination of that waiting period. If the DOJ or FTC issues a second request prior to the expiration of this initial 30-day waiting period, the transaction cannot close until the parties observe a second waiting period, which is 30 days by statute, but that can be extended through agreement and would begin to run only after both parties have substantially complied with the second request, unless such second waiting period is terminated earlier.

The parties’ HSR notifications were filed with the FTC and the DOJ on August 10, 2023. The applicable waiting period expired on September 11, 2023 at 11:59 pm Eastern Time.

SEC Clearance of Registration Statement

The completion of the Merger is conditioned on the registration statement of which this proxy statement/ prospectus is a part being declared effective and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose pending before or threatened by the SEC. The SEC declared the registration statement, of which this proxy statement/prospectus forms a part, effective on September 29, 2023.

NYSE Listing

Pursuant to the Merger Agreement, the shares of ExxonMobil common stock to be issued in the share issuance must have been approved for listing on the NYSE, subject to official notice of issuance prior to the completion of the Merger.

Other Governmental Approvals

ExxonMobil and Denbury are not aware of any material governmental approvals or actions that are required for completion of the Merger other than those described in “The Merger—Regulatory Approvals Required for the Merger” beginning on page 107 of this proxy statement/prospectus. If any such additional governmental approvals or actions are required, ExxonMobil and Denbury will use their respective reasonable best efforts, subject to certain limitations, to obtain any such approvals or actions from any governmental authority that are required under applicable law in order to consummate the transactions contemplated by the Merger Agreement. There can be no assurance, however, that any additional approvals or actions will be obtained.

Efforts to Obtain Regulatory Approvals

ExxonMobil and Denbury have agreed in the Merger Agreement to use their respective reasonable best efforts, subject to certain limitations, to make the required governmental filings or obtain the required governmental authorizations, as the case may be to complete the Merger. However, ExxonMobil’s obligation to use reasonable best efforts to obtain regulatory approvals required to complete the Merger does not require ExxonMobil to:

•	sell, divest or discontinue any portion of the assets, liabilities, activities, businesses or operations of ExxonMobil or its subsidiaries existing prior to the effective time;

•	accept any other remedy with respect to ExxonMobil’s or any of its subsidiaries’ assets, liabilities, activities, businesses or operations;

•

accept any other remedy with to the Company Activities that would, in case of any such other remedy for purposes of this bullet, represent a material restriction, limit or restraint on the ability of ExxonMobil or its subsidiaries to conduct or engage in Company Activities after the effective time (it being understood and agreed that any remedy with respect to the Company Activities relating to Denbury’s CCUS business will represent a material restriction, limit or restraint on the ability of ExxonMobil or its subsidiaries to conduct or engage in Company Activities after the effective time); or

•

otherwise take or commit to take any actions with respect to Company Activities that would reasonably be expected to, either individually or in the aggregate, have a material adverse effect on Denbury and its subsidiaries.

In addition, subject to the bullets above, ExxonMobil and Denbury have agreed to use their reasonable best efforts to resist, defend against, lift or rescind the entry of any injunction or restraining order or other order of any governmental authority prohibiting the parties from consummating the transactions contemplated by the Merger Agreement in accordance with the terms thereof.

These requirements are described in more detail under “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 128 of this proxy statement/prospectus.

No Assurances of Obtaining Approvals

There can be no assurances that any of the regulatory approvals described in “The Merger—Regulatory Approvals Required for the Merger” beginning on page 107 of this proxy statement/prospectus will be obtained and, if obtained, there can be no assurance as to the timing of such approvals, the ability to obtain such approvals on satisfactory terms or the absence of any litigation challenging such approvals.

Timing

Subject to certain conditions, if the Merger is not completed on or before the initial end date (July 13, 2024), or, if all conditions to the completion of the Merger have been satisfied on the initial end date other than certain conditions relating to regulatory approvals and either ExxonMobil or Denbury elects to extend the initial end date to an extended end date (January 13, 2025), either ExxonMobil or Denbury may terminate the Merger Agreement. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 133 of this proxy statement/ prospectus.

NO DISSENTERS’ OR APPRAISAL RIGHTS

Denbury stockholders are not entitled to dissenters’ or appraisal rights in connection with the Merger.

Appraisal rights are statutory rights that enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the transaction.

Holders of shares of Denbury common stock will not have rights to an appraisal of the fair value of their shares. Under Delaware law, appraisal rights are not available for the shares of any class or series if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the record date, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts or any combination of the foregoing. Shares of Denbury common stock are listed on the NYSE as of the record date, and Denbury stockholders will receive ExxonMobil common shares pursuant to the Merger Agreement and cash in lieu of fractional shares. Approval for the listing of the shares of ExxonMobil common stock on the NYSE is a condition to completion of the Merger.

LITIGATION RELATED TO THE MERGER

Since the public announcement of the merger, three putative stockholder lawsuits related to the merger have been filed.

As of September 27, 2023, three complaints have been filed by purported Denbury stockholders in the United States District Court for the Southern District of New York against Denbury and the members of the Denbury board. The lawsuits are captioned Boyle v. Denbury Inc. et al., Docket No. 1:23-cv-08158-KPF, O’Dell v. Denbury Inc. et al., Docket No. 1:23-cv-08180-KPF, and Wang v. Denbury Inc. et al., Docket No. 1:23-cv-08180-KPF (collectively “the lawsuits”). The lawsuits allege, among other things, that the registration statement on Form S-4 filed in connection with Denbury’s proposed merger with Exxon fails to disclose certain allegedly material information in violation of Sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9. The lawsuits seek injunctive relief enjoining the merger, damages and costs, and other remedies.

Denbury has also received letters from two additional purported Denbury stockholders who contend that the registration statement on Form S-4 filed in connection with the merger fails to disclose certain allegedly material information and demands that Denbury make supplemental disclosures.

While Denbury believes that the contentions made in each of the lawsuits and letters described above are without merit, each of these matters is at a preliminary stage and defendants have not yet answered or otherwise responded to the complaints. Litigation is inherently uncertain, and there can be no assurance regarding the likelihood that Denbury’s defense of these lawsuits (or any other lawsuits related to the merger that may be filed in the future) will be successful, nor can Denbury predict the amount of time and expense that will be required to resolve the lawsuits.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and ExxonMobil and Denbury intend to report the Merger consistent with such qualification. Each of ExxonMobil and Denbury has agreed in the Merger Agreement to use its reasonable best efforts (i) to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) not to, and not permit or cause any of its respective subsidiaries or affiliates to, take or cause to be taken any action reasonably likely to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. As of the date of this proxy statement/prospectus, Davis Polk and Vinson & Elkins are of the opinion that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and have provided opinions to ExxonMobil and Denbury, respectively, to that effect. These opinions of counsel are based on customary assumptions and representations, covenants and undertakings of ExxonMobil, Denbury and Merger Sub, all as of the date hereof. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or is violated, the validity of the opinions may be affected and the U.S. federal income tax consequences of the Merger could differ materially from those described in this proxy statement/prospectus. The receipt of an opinion from counsel on the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code is not a condition to either party’s obligation to complete the Merger. ExxonMobil and Denbury have not sought and will not seek any ruling from the IRS regarding the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and, as a result, there can be no assurance that the IRS will agree with the opinions or would not assert, or that a court would not sustain, a position contrary to the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, U.S. holders (as defined in “U.S. Federal Income Tax Consequences of the Merger”) generally will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash received in lieu of fractional shares of ExxonMobil common stock. If the Merger does not qualify as a “reorganization”, the Merger generally would be a taxable transaction to U.S. holders, and each U.S. holder generally would recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the value of the ExxonMobil common stock it receives in the Merger plus the amount of any cash it receives in lieu of fractional shares of ExxonMobil common stock and (ii) such holder’s adjusted tax basis in its shares of Denbury common stock exchanged in the Merger.

The U.S. federal income tax consequences described above may not apply to all holders of Denbury common stock. You should read “U.S. Federal Income Tax Consequences of the Merger” beginning on page 137 of this proxy statement/prospectus for a more complete discussion of the U.S. federal income tax consequences of the Merger. Tax matters can be complicated and the tax consequences of the Merger to you will depend on your particular tax situation. You should consult your own tax advisor to determine the tax consequences of the Merger to you.

ACCOUNTING TREATMENT

The Merger will be accounted for as an acquisition of a business. ExxonMobil will record the net tangible and identifiable intangible assets acquired and liabilities assumed from Denbury at their respective fair values as of the closing date of the Merger. Any excess of the purchase price over the net assets acquired will be recorded as goodwill. The purchase price will be based on the closing date fair value of consideration paid by ExxonMobil, primarily ExxonMobil’s common stock to be issued to Denbury stockholders, in connection with the Merger.

The financial condition and results of operations of ExxonMobil after completion of the Merger will reflect Denbury’s balances and results after completion of the transaction but will not be restated retroactively to reflect the historical financial condition or results of operations of Denbury. The earnings of ExxonMobil following the completion of the Merger will include the effect of changes in the carrying value of assets and liabilities. Goodwill and intangible assets with indefinite useful lives will not be amortized, but will be tested for impairment at least annually, and all assets (including goodwill) will be tested for impairment when certain indicators are present. If, in the future, ExxonMobil determines that tangible or intangible assets (including goodwill) are impaired, ExxonMobil would record an impairment charge at that time.

LISTING OF SHARES OF EXXONMOBIL COMMON STOCK AND DELISTING AND DEREGISTRATION OF SHARES OF DENBURY STOCK

Application will be made to have the shares of ExxonMobil common stock to be issued in the Merger approved for listing on the NYSE, where shares of ExxonMobil common stock are currently traded. If the Merger is completed, shares of Denbury stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the Merger Agreement. This summary may not contain all the information about the Merger Agreement that is important to you. This summary is qualified in its entirety by reference to the Merger Agreement attached as Annex A to, and incorporated by reference into, this proxy statement/prospectus. You are encouraged to read the Merger Agreement in its entirety because it is the legal document that governs the Merger.

EXPLANATORY NOTE

The Merger Agreement and the summary of its terms and conditions in this proxy statement/prospectus have been included to provide information about the terms and conditions of the Merger Agreement. The Merger Agreement and the summary of its terms and conditions are not intended to provide any other factual information about ExxonMobil, Merger Sub, Denbury or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement: were made by ExxonMobil, Merger Sub and Denbury only for purposes of the Merger Agreement and as of specific dates; were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures; may not have been intended to be statements of fact, but rather, as a method of allocating contractual risk and governing the contractual rights and relationships between the parties to the Merger Agreement; and may be subject to standards of materiality applicable to contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of ExxonMobil, Merger Sub, Denbury or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in ExxonMobil’s or Denbury’s public disclosures.

For the foregoing reasons, the representations, warranties, covenants and agreements in the Merger Agreement and any description of those provisions in this proxy statement/prospectus should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.

STRUCTURE OF THE MERGER

The Merger Agreement provides for a transaction in which Merger Sub will merge with and into Denbury, upon the terms and subject to the conditions set forth in the Merger Agreement. Denbury will be the surviving corporation in the Merger (Denbury, as the surviving corporation in the Merger, the “Surviving Corporation”) and will, following completion of the Merger, be a wholly owned subsidiary of ExxonMobil.

After completion of the Merger, the certificate of incorporation of the Surviving Corporation will be amended and restated as set forth in Exhibit A to the Merger Agreement and the bylaws of Merger Sub in effect at the effective time of the Merger will be the bylaws of the Surviving Corporation (except that references to the name of Merger Sub will be replaced with reference to the Surviving Corporation), in each case, until amended in accordance with applicable law.

After completion of the Merger, the directors and officers of Merger Sub at the effective time of the Merger will be the directors and officers, respectively, of the Surviving Corporation, in each case, until their successors are duly elected or appointed and qualified in accordance with applicable law.

COMPLETION AND EFFECTIVENESS OF THE MERGER

The Merger will be completed and become effective at such time as a certificate of merger with respect to the Merger is duly filed with the Delaware Secretary of State (or at such later time as agreed to by ExxonMobil and Denbury and specified in such certificate of merger). Unless another date and time are agreed to by ExxonMobil and Denbury, completion of the Merger will occur as soon as possible, but in any event no later than four business days following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to completion of the Merger (other than those conditions that by their nature are to be satisfied at completion of the Merger, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions at the time of completion of the Merger) described under “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 117 of this proxy statement/prospectus.

Assuming receipt of required regulatory approvals and timely satisfaction of other closing conditions, including the approval by Denbury’s stockholders of the Merger Agreement Proposal, ExxonMobil and Denbury expect that the Merger will be completed in the fourth quarter of 2023. There can be no assurances as to when, or if, the Merger will occur. If the Merger is not completed on or before the initial end date (July 13, 2024), either ExxonMobil or Denbury may terminate the Merger Agreement (unless all conditions to completion of the Merger have been satisfied (or in the case of conditions that by their terms are to be satisfied at completion of the Merger, are capable of being satisfied on that date) or waived on the initial end date other than certain conditions relating to regulatory approvals, including regulatory approvals that may propose to impose requirements upon ExxonMobil or Denbury to sell, divest or discontinue their assets, businesses or operations, in which case either ExxonMobil or Denbury may elect to extend the initial end date to the extended end date (January 13, 2025) and, if the Merger is not completed on or before the extended end date, either ExxonMobil or Denbury may terminate the Merger Agreement). The right to terminate the Merger Agreement after the initial end date or the extended end date, as applicable, or to extend the initial end date, will not be available to ExxonMobil or Denbury, as applicable, if that party’s breach of any provision of the Merger Agreement resulted in the failure of the Merger to be completed by either the initial end date or the extended end date, as applicable. See “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger Agreement—Termination of the Merger Agreement” beginning on pages 117 and 133, respectively, of this proxy statement/prospectus.

MERGER CONSIDERATION

At the completion of the Merger, each share of Denbury common stock outstanding immediately prior to the effective time of the Merger (including the Denbury RSUs, but excluding shares of Denbury common stock held (1) in treasury (excluding Denbury common stock subject to or issuable in connection with a Denbury employee benefit plan) or (2) by ExxonMobil or Merger Sub, which are to be cancelled at the effective time of the Merger) will automatically be converted into the right to receive 0.840 shares of ExxonMobil common stock (with cash payable in lieu of any fractional shares as described under “The Merger Agreement—Fractional Shares” beginning on page 114 of this proxy statement/prospectus). As of the effective time of the Merger, all such shares of Denbury common stock so converted will no longer be outstanding and will automatically be canceled and retired and will cease to exist, and will thereafter represent only the right to receive the Merger Consideration and the right to receive any dividends or other distributions pursuant to the Merger Agreement, subject to applicable law.

If, between the date of the Merger Agreement and the effective time of the Merger, any change in the outstanding shares of capital stock of ExxonMobil or Denbury occurs as a result of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, respectively, or any stock dividend thereon with a record date during such period (but, for the avoidance of doubt, excluding any change that results from (i) the exercise of Denbury’s outstanding warrants, stock options or other equity awards to purchase shares of ExxonMobil common stock or Denbury common stock (as disclosed in the Merger Agreement), (ii) the settlement of any other equity awards to purchase or otherwise acquire ExxonMobil common stock or Denbury common stock or (iii) the grant of equity-based compensation to directors or employees of ExxonMobil or Denbury (other than any such grants not made in accordance with the Merger Agreement) under ExxonMobil’s or Denbury’s, as applicable, stock option or compensation plans or arrangements), the Merger Consideration and any other amounts payable pursuant to the Merger Agreement will be appropriately adjusted to eliminate the effect of such event thereon.

FRACTIONAL SHARES

No fractional shares of ExxonMobil common stock will be issued to any holder of shares of Denbury common stock upon completion of the Merger. Instead, all fractional shares of ExxonMobil common stock that a holder of shares of Denbury common stock would otherwise be entitled to receive as a result of the Merger will be aggregated and, if a fractional share results from such aggregation, such holder will be entitled to receive, in lieu of such fractional share, an amount in cash determined by multiplying the closing sale price of an ExxonMobil common share on the NYSE on the trading day immediately preceding the effective time of Merger by the fraction of a share of ExxonMobil common stock to which such holder would otherwise have been entitled. No interest will be paid or accrued on cash payable in lieu of fractional shares of ExxonMobil common stock.

PROCEDURES FOR SURRENDERING DENBURY STOCK CERTIFICATES

The conversion of Denbury common stock into the right to receive the Merger Consideration will occur automatically at completion of the Merger. Prior to completion of the Merger, ExxonMobil will appoint an exchange agent that is both a nationally recognized financial institution and also reasonably acceptable to Denbury and enter into an exchange agent agreement with the exchange agent providing for the exchange agent to handle the exchange of shares of Denbury common stock represented by certificates (each such certificate, a “Certificate”), and uncertificated shares of Denbury stock (each such share, an “Uncertificated Share”), for the Merger Consideration. At or prior to the effective time of the Merger, ExxonMobil will deposit with or otherwise make available to the exchange agent, the Merger Consideration to be paid in respect of the Certificates, the Uncertificated Shares (other than the Denbury RSUs) and certain Denbury equity awards that are held by non-employees of Denbury (as provided under the terms of Merger Agreement). ExxonMobil will also make available to the exchange agent, from time to time as needed, additional cash sufficient to pay any dividends or other distributions to which holders of shares of Denbury common stock are entitled pursuant to the Merger Agreement or cash in lieu of any fractional share of Denbury common stock to which any of those holders are entitled pursuant to the Merger Agreement. Within five business days after the effective time of the Merger, ExxonMobil will send, or will cause the exchange agent to send, to each holder of Denbury common stock at the effective time of the Merger (other than the Denbury RSUs), a letter of transmittal and instructions in customary form that is reasonably acceptable to Denbury explaining how to surrender Certificates or transfer Uncertificated Shares to the exchange agent.

Denbury stockholders who submit a properly completed letter of transmittal, together with their Certificates (in the case of certificated shares of Denbury common stock) or an “agent’s message” or other evidence of transfer requested by the exchange agent (in the case of a book-entry transfer of Uncertificated Shares), will receive the applicable Merger Consideration into which such shares of Denbury common stock were converted in the Merger. The shares of ExxonMobil common stock constituting part of the Merger Consideration will be in book-entry form unless a physical certificate is required under applicable law.

After completion of the Merger, each Certificate that previously represented shares of Denbury common stock and each Uncertificated Share will only represent the right to receive the Merger Consideration into which those shares of Denbury common stock have been converted (and cash in lieu of any fractional shares of ExxonMobil common stock) as described above under “Merger Agreement—Factional Shares” beginning on page 114 of this proxy statement/prospectus, and any dividends on the shares of ExxonMobil common stock into which such shares of Denbury common stock have been converted as described below under this “The Merger Agreement—Procedures for Surrendering Denbury Stock Certificates”.

Neither ExxonMobil nor Denbury will be responsible for payment of any transfer or other similar taxes and fees (including any penalties and interests) incurred solely by holders of Denbury common stock in connection with the Merger and other transactions contemplated under the Merger Agreement. The payment obligations of such transfer or other similar taxes and fees, if any, will be the sole responsibility of such Denbury stockholders.

In addition, if there is a transfer of ownership of Denbury common stock that is not registered in the records of Denbury’s transfer agent, payment of the Merger Consideration as described above (and cash in lieu of any fractional shares of ExxonMobil common stock as described under “The Merger Agreement – Fractional Shares” beginning on page 114 of this proxy statement/prospectus, and any dividends on the shares of ExxonMobil common stock into which such shares of Denbury common stock have been converted as described below in this “The Merger Agreement—Procedures for Surrendering Denbury Stock Certificates”) will be made to a person other than the person in whose name the Certificate or Uncertificated Share so surrendered is registered only if the Certificate is properly endorsed or otherwise is in proper form for transfer or the Uncertificated Share is properly transferred, and the person requesting such payment must pay to the exchange agent any transfer or other similar taxes required as a result of such payment or establish to the satisfaction of the exchange agent that any transfer or other similar taxes have been paid or are not payable.

After completion of the Merger, ExxonMobil will not pay dividends or other distributions with a record date on or after the effective time of the Merger to any holder of any Certificates or Uncertificated Shares with respect to the shares of ExxonMobil common stock comprising the Merger Consideration which the holder of Denbury common stock has the right to receive, until the holder of such Denbury common stock surrenders the Certificates or transfers the Uncertificated Shares in accordance with the Merger Agreement. However, once those Certificates or Uncertificated Shares are surrendered or transferred, the exchange agent will promptly pay to the holder, without interest, any dividends or other distributions on the shares of ExxonMobil common stock comprising the Merger Consideration which the holder of Denbury common stock has the right to receive, with a record date on or after the effective time of the Merger that have been paid prior to such surrender or transfer, as applicable.

TREATMENT AND QUANTIFICATION OF DENBURY EQUITY AWARDS

Treatment of Denbury RSUs

Except as otherwise agreed by ExxonMobil and the applicable Denbury equity award holder, at or immediately prior to the effective time of the Merger, each Denbury RSU granted prior to the date of the Merger Agreement that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will automatically become fully vested and will be canceled and converted into the right to receive the Merger Consideration in accordance with the Merger Agreement in respect of the total number of shares of Denbury common stock subject to such Denbury RSU.

Treatment of Denbury DSUs

At or immediately prior to the effective time of the Merger, each Denbury DSU that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will automatically become fully vested and will be canceled and converted into the right to receive the Merger Consideration in accordance with the Merger Agreement in respect of the total number of shares of Denbury common stock subject to such Denbury DSU.

Treatment of Denbury TSR Performance Awards

Except as otherwise agreed by ExxonMobil and the applicable Denbury equity award holder, at or immediately prior to the effective time of the Merger, each Denbury TSR Performance Award that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will automatically become fully vested and will be canceled and converted into the right to receive the Merger Consideration in accordance with the Merger Agreement in respect of the total number of shares of Denbury common stock subject to such Denbury TSR Performance Award, with such number determined based on actual performance levels, calculated in accordance with the underlying award agreements.

Treatment of Denbury Restricted Shares

Except as otherwise agreed by ExxonMobil and the applicable Denbury equity award holder, at or immediately prior to the effective time of the Merger, each Denbury Restricted Share granted prior to the date of the Merger Agreement that is outstanding immediately prior to the effective time of the Merger will automatically become a fully vested share of Denbury common stock and will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement.

Treatment of Denbury RSUs and Denbury Restricted Shares Granted on or after March 7, 2024

If the Merger has not been completed as of March 7, 2024, Denbury is permitted to make annual equity award grants and certain other equity award grants to its employees in the form of Denbury RSUs or Denbury Restricted Shares in the ordinary course of business, with the aggregate grant date fair value of the 2024 annual equity awards not to exceed $30,641,000. Upon the effective time of the Merger, such Denbury RSUs and Denbury Restricted Shares will not vest but will instead be converted into equivalent equity awards of ExxonMobil (taking into account the exchange ratio) on substantially the same terms and conditions (including applicable vesting provisions), provided that in the case of awards to Denbury’s senior management, such awards will be subject to three-year cliff vesting and will be forfeited in the event of termination of employment for any reason prior to, on or following the effective time.

Treatment of Denbury Employee Stock Purchase Plan

Denbury will take such actions as are necessary with respect to the Denbury Employee Stock Purchase Plan (the “Denbury ESPP”) to provide that (i) no new participants will commence participation in the Denbury ESPP following the date of the Merger Agreement, (ii) no participant in the Denbury ESPP will increase his or her payroll contribution rate in effect as of the date of the Merger Agreement or make separate non-payroll contributions following the date of the Merger Agreement and (iii) no new offering periods under the Denbury ESPP will commence or be extended following the date of the Merger Agreement. The Denbury ESPP will terminate no later than immediately prior to the effective time of the Merger.

Quantification of Denbury Equity Awards

See “Interests of Denbury’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 144 of this proxy statement/prospectus for an estimate of the amounts that would become payable to each Denbury executive officer in respect of his or her unvested Denbury RSUs, Denbury TSR Performance Awards and Denbury Restricted Shares. Based on the assumptions described above under “Interests of Denbury’s Directors and Executive Officers in the Merger—Certain Assumptions” beginning on page 140 of this proxy statement/prospectus, the estimated aggregate amounts that would become payable to Denbury’s seven non-employee directors in respect of their unvested Denbury DSUs is $1,117,102.

LISTING OF SHARES OF EXXONMOBIL COMMON STOCK

The Merger Agreement obligates ExxonMobil to use its reasonable best efforts to cause the shares of ExxonMobil common stock to be issued as part of the Merger Consideration to be listed on the NYSE subject to official notice of issuance.

Approval for listing on the NYSE of the shares of ExxonMobil common stock issuable to Denbury stockholders in the Merger, subject to official notice of issuance, is a condition to the obligations of ExxonMobil, Denbury and Merger Sub to complete the Merger.

GOVERNANCE MATTERS FOLLOWING COMPLETION OF THE MERGER.

From and after the effective time of the Merger, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Merger Sub at the effective time will be the directors of the Surviving Corporation and (b) the officers of Merger Sub at the effective time will be the officers of the Surviving Corporation.

CONDITIONS TO COMPLETION OF THE MERGER

Mutual Conditions to Completion

The obligation of each of ExxonMobil, Denbury and Merger Sub to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of a number of conditions, including the following:

•	the absence of any injunction or order or applicable law preventing or making illegal the consummation of the Merger;

•

the affirmative vote of the holders of a majority of the shares of Denbury common stock outstanding and entitled to vote at the Special Meeting approving and adopting the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger;

•	the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act;

•

this registration statement being declared effective and no stop order suspending the effectiveness of this registration statement being in effect and no proceedings for such purpose pending or threatened by the SEC; and

•	the shares of ExxonMobil to be issued in the Merger having been approved for listing on the NYSE, subject to official notice of issuance.

Additional Conditions to Completion for the Benefit of ExxonMobil and Merger Sub

In addition to the conditions of all parties’ obligations to complete the Merger, the obligation of each of ExxonMobil and Merger Sub to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver by ExxonMobil) of the following conditions:

•	performance in all material respects by Denbury of each of its obligations under the Merger Agreement required to be performed by it at or prior to the effective time of the Merger;

•

the accuracy of the representations and warranties made in the Merger Agreement by Denbury as of the date of the Merger Agreement and as of the date of completion of the Merger, subject to certain materiality thresholds;

•

the absence since the date of the Merger Agreement of any event, circumstance, development, occurrence, fact, condition, effect or change that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Denbury’s condition, business, assets, or results of operations, with certain customary exceptions (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 119 of this proxy statement/prospectus for the definition of material adverse effect);

•	receipt of a certificate signed by an executive officer of Denbury, dated as of the closing date, as to the satisfaction of the conditions described in the preceding three bullets; and

•

(i) the absence of any injunction or order or applicable law preventing or making illegal the consummation of the Merger and (ii) the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act, in each case, without the imposition of a Burdensome Condition (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 128 of this proxy statement/prospectus for the definition of Burdensome Condition).

Additional Conditions to Completion for the Benefit of Denbury

In addition to the conditions to all parties’ obligations to complete the Merger, the obligation of Denbury to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver by Denbury) of the following conditions:

•

performance in all material respects by ExxonMobil and Merger Sub of each of their obligations under the Merger Agreement required to be performed by them at or prior to the effective time of the Merger;

•

the accuracy of the representations and warranties made in the Merger Agreement by ExxonMobil and Merger Sub as of the date of the Merger Agreement and as of the date of completion of the Merger, subject to certain materiality thresholds;

•

the absence since the date of the Merger Agreement of any event, circumstance, development, occurrence, fact, condition, effect or change that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on ExxonMobil’s condition, business, assets, or results of operations, with certain customary exceptions (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 119 of this proxy statement/prospectus for the definition of material adverse effect); and

•	receipt of a certificate signed by an executive officer of ExxonMobil, dated as of the closing date, as to the satisfaction of the conditions described in the preceding three bullets.

REPRESENTATIONS AND WARRANTIES

The Merger Agreement contains a number of representations and warranties made by Denbury, on the one hand, and ExxonMobil, on the other hand, made solely for the benefit of the other, and that are subject in some cases to exceptions and qualifications, including, among other things, as to materiality and material adverse effect (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 119 of this proxy statement/prospectus for the definition of material adverse effect). Furthermore, the assertions embodied in those representations and warranties are qualified by information in the confidential disclosure schedules that the parties have exchanged in connection with signing the Merger Agreement. The confidential disclosure schedules to the Merger Agreement contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. The representations and warranties made by the parties in the Merger Agreement relate to and include, as applicable to such party, among other things:

•	corporate existence, good standing and qualification to do business;

•	due authorization, execution and validity of the Merger Agreement and the applicable ancillary agreements;

•	governmental consents necessary to complete the transactions contemplated by the Merger Agreement;

•

absence of any conflict with or violation or breach of organizational documents, laws or regulations or agreements as a result of the execution, delivery or performance of the Merger Agreement and completion of the Merger and the other transactions contemplated by the Merger Agreement;

•	capitalization;

•	subsidiaries;

•	regulatory reports and filings and internal controls over financial reporting;

•	financial statements;

•	information provided by the applicable party for inclusion in disclosure documents to be filed with the SEC in connection with the Merger;

•

conduct of business in the ordinary course of business consistent with past practice and absence of any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the applicable party;

•	absence of undisclosed material liabilities;

•	insurance;

•	absence of pending or threatened legal proceedings and investigations;

•	compliance with laws, regulations, orders and permits;

•	material contracts;

•	tax matters;

•	employees, employee benefit plans and labor matters;

•	intellectual property and real property matters;

•	environmental matters;

•	oil and gas matters;

•	certain stock ownership matters;

•	absence of contracts or agreements with affiliates;

•	absence of any undisclosed broker’s or finder’s fees payable in connection with the Merger;

•	receipt of opinions from financial advisors; and

•	inapplicability of anti-takeover statutes.

The representations and warranties in the Merger Agreement do not survive the completion of the Merger.

See “The Merger Agreement—Explanatory Note” beginning on page 112 of this proxy statement/prospectus for additional information.

DEFINITION OF “MATERIAL ADVERSE EFFECT”

Many of the representations and warranties in the Merger Agreement are qualified by a “material adverse effect” standard with respect to the party making such representations and warranties.

For purposes of the Merger Agreement, “material adverse effect” means, with respect to ExxonMobil or Denbury, any event, circumstance, development, occurrence, fact, condition, effect or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the condition (financial or otherwise), business, assets, or results of operations of that party and its subsidiaries, taken as a whole, or (ii) the ability of that party to complete the transactions contemplated by the Merger Agreement, except, in the case of clause (i), to the extent resulting from, arising out of, or relating to any of the following:

•

any changes, developments or conditions after the date of the Merger Agreement in the general economic or political conditions in the United States, including in the financial, debt, credit, capital or securities markets, including changes in interest rates;

•	any changes generally affecting the industries in which that party or any of its subsidiaries operate;

•

any changes or proposed changes in applicable law or interpretations thereof or regulatory conditions or any changes in the enforcement thereof, including changes in tax law, interpretations and regulations after the date of the Merger Agreement;

•	any changes or proposed changes in GAAP or other accounting standards or interpretations thereof;

•

any changes in commodity prices, including the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids, carbon dioxide, methane, nitrous oxide, fluorinated and other “greenhouse” gases, and other commodities;

•	any acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing;

•	any weather conditions or acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, floods or other natural disasters or other comparable events);

•	pandemic (including the COVID-19 pandemic);

•

any change, in and of itself, in the market price or trading volume of that party’s securities; provided that the exception in this clause shall not prevent or otherwise affect a determination that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause of such change has resulted in, or would reasonably be expected to result in, a material adverse effect to the extent not otherwise excluded from the definition of material adverse effect;

•

the negotiation, execution, announcement or performance of the Merger Agreement or the consummation of the Merger or the other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, financing sources, customers, suppliers, distributors, regulators, partners or other persons, or any action or claim made or brought by any of the current or former stockholders of that party (or on their behalf or on behalf of that party) against that party or any of its directors, officers or employees arising out of the Merger Agreement or the Merger or the other transactions contemplated hereby (it being understood that this clause will not apply to a breach of any representation or warranty related to the announcement or consummation of the transactions contemplated by the Merger Agreement);

•

any failure of any of that party or any of its subsidiaries to meet, with respect to any period or periods, any internal or published projections, forecasts, estimates of earnings or revenues or business plans (but not the underlying facts or basis for such failure to meet projections, forecasts, estimates of earnings or revenues or business plans, which may be taken into account in determining whether there has been or would reasonably be expected to be a material adverse effect to the extent not otherwise excluded from the definition of material adverse effect);

•	any action taken by that party or any of its subsidiaries that is expressly required by the Merger Agreement;

•	a Specified Pipeline Event (see “The Merger Agreement—Termination of Merger Agreement’” beginning on page 133 of this proxy statement/prospectus for the definition of Specified Pipeline Event); or

•

any action (including divestitures, hold separate arrangements, consent decrees, the termination, assignment, novation or modification of contracts or other business relationships, the acceptance of restrictions on business operations, the entry into other commitments and limitations) with respect to that party and its affiliates that is required by any governmental authority to provide its approval, consent, registration, permit, authorization, clearance, or other confirmation under applicable antitrust laws for the consummation of the transactions contemplated by the Merger Agreement, and litigation with respect to the foregoing (such actions, “Antitrust Actions”), except, in the case of the first eight bullets in the immediately preceding list, to the extent that any such event, circumstance, development, change, occurrence or effect has a disproportionate adverse effect on that party and its subsidiaries, taken as a whole, relative to the adverse effect such event, circumstance, development, change, occurrence, or effect has on other companies operating in the industries in which that party and its subsidiaries operate.

CONDUCT OF BUSINESS PENDING THE MERGER

In general, except (i) as required by applicable law, (ii) as otherwise required or expressly permitted by the Merger Agreement or (iii) as consented to by ExxonMobil in writing (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain exceptions and qualifications, from the date of the Merger Agreement until the effective time of the Merger, Denbury and each of its subsidiaries are required to use commercially reasonable efforts to (i) conduct their business in the ordinary course of business, (ii) preserve intact its present business organization, (iii) comply with applicable laws and its contracts and maintain in effect all necessary permits, (iv) keep available the services of its directors, officers and key employees on commercially reasonable terms and (v) preserve satisfactory business relationships with its customers, lenders, suppliers and others having material business relationships with it.

Without limiting the generality of the foregoing, except (i) as required by applicable law, (ii) as otherwise required or expressly permitted by the Merger Agreement or (iii) as consented to by ExxonMobil (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain exceptions and qualifications, from the date of the Merger Agreement until the effective time of the Merger, Denbury and each of its subsidiaries is not permitted to, among other things:

•	amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

•	enter into any new line of business outside of its and its subsidiaries’ existing businesses as of the date of the Merger Agreement;

•

(i) adjust, split, combine, subdivide or reclassify any shares of its capital stock (other than such transactions by a wholly owned subsidiary of Denbury), (ii) declare, authorize, establish a record date for, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (including any shares of Denbury), except for dividends by any of its wholly-owned subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of its capital stock (including any shares of Denbury common stock), Denbury Securities or Denbury Subsidiary Securities, in each case as defined in the Merger Agreement, other than (A) the withholding of equity securities to satisfy tax obligations with respect to awards granted pursuant to any Denbury equity plan existing as of the date of the Merger Agreement or (B) the acquisition by Denbury of awards granted pursuant to any Denbury equity plan prior to the date of the Merger Agreement or otherwise in accordance with the Merger in connection with the forfeiture of such awards;

•

(i) issue, deliver, sell, dispose, encumber, grant, confer, award or authorize the issuance, delivery, sale, disposal, encumbrance, grant, conferral or award of, any Denbury Securities or Denbury Subsidiary Securities, other than the issuance (A) of any shares of Denbury common stock upon settlement of Denbury RSUs, Denbury DSUs or Denbury TSR performance awards that are outstanding on the date of the Merger Agreement in accordance with the terms of those equity-based awards on the date of the Merger Agreement, (B) of any shares of Denbury common stock upon the exercise of Denbury warrants that are outstanding on the date of the Merger Agreement in accordance with the terms of such warrants on the date of the Merger Agreement, (C) of any Denbury Subsidiary Securities to Denbury or any other wholly owned subsidiary of Denbury, (D) of shares of Denbury common stock under the ESPP in accordance with the Merger Agreement and (E) of any equity or equity-based awards to the extent permitted by the Merger Agreement or (ii) amend or otherwise change any term of any Denbury Security or any Denbury Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

•	incur any capital expenditures or any obligations or liabilities in respect thereof, except as permitted by the Merger Agreement;

•

acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) pursuant to an agreement of Denbury or any of its subsidiaries in effect on the date of the Merger Agreement that was made available to ExxonMobil, (ii) acquisitions for which the consideration is less than $35,000,000 individually or $70,000,000 in the aggregate or (iii) acquisitions and licenses in the ordinary course of business;

•

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than such transactions among wholly owned subsidiaries of Denbury;

•

sell, lease, license or otherwise transfer, or dispose of, mortgage, sell and lease back or otherwise, or create or incur any lien on, any of Denbury’s or its subsidiaries’ assets, securities, properties, interests or businesses or other interests therein whether tangible or intangible (including securitizations) (other than intellectual property), other than (i) sales of inventory and equipment, or sales of hydrocarbons, in each case in the ordinary course of business, or sales of or disposals of obsolete or worthless assets at the end of their scheduled retirement, (ii) pursuant to contracts in effect on the date of the Merger Agreement that were made available to ExxonMobil, (iii) certain liens permitted by the terms of the Merger Agreement, (iv) transfers among Denbury and its wholly owned subsidiaries, or among the wholly owned subsidiaries of Denbury and (v) sales, leases or dispositions for which the consideration is less than $35,000,000 individually or $70,000,000 in the aggregate;

•

sell, assign, license, sublicense, transfer, convey, abandon, or incur any lien (other than certain liens permitted by the terms of the Merger Agreement) on or otherwise dispose of or fail to maintain, enforce or protect any material intellectual property owned, used or held for use by Denbury or any of its subsidiaries (except for non-exclusive licenses or sublicenses of intellectual property granted by Denbury or any of its subsidiaries in the ordinary course of business);

•	make any loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business;

•

create, incur, assume, refinance or otherwise become liable with respect to any indebtedness for borrowed money or guarantees thereof, other than (i) as required by its terms, (ii) additional borrowings under the that certain Credit Agreement, dated as of September 18, 2020, by and among Denbury, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties and lenders party thereto from time to time, as amended, supplemented, or otherwise modified from time to time, including by the First Amendment thereto, dated as of November 3, 2021, the Second Amendment thereto, dated as of May 4, 2022, and the Third Amendment thereto, dated as of January 20, 2023, as in effect as of the date of the Merger Agreement, (iii) additional indebtedness for borrowed money to fund the capital expenditures contemplated by the Merger Agreement if such indebtedness may be repaid at closing without penalty, or (iv) indebtedness for borrowed money among Denbury and its subsidiaries or among subsidiaries of Denbury, or guarantees thereof;

•

enter into, amend or modify in any material respect or terminate any material contract or any contract that would constitute a material contract if it were in effect on the date of the Merger Agreement or otherwise waive, release or assign any material rights, claims or benefits of Denbury or any of its subsidiaries, except in the ordinary course of business consistent with past practice and subject to the covenant with respect to the agreements relating to Denbury’s CCUS business;

•

(i) with respect to any current or former Service Provider (as defined in Merger Agreement) of Denbury, (A) grant or increase any compensation, bonus, severance, retention, change in control, termination pay, welfare or benefits, except for (x) increases in base compensation or wages (and corresponding increases in target annual bonuses) of not more than 6% per Denbury employee with base compensation of less than $500,000 and (y) (i) payment of annual bonuses to the extent earned for the fiscal year ending December 31, 2023 pursuant to the applicable Denbury benefit plan and (ii) grants of annual bonuses in respect of any fiscal year that commences after the date of the Merger Agreement and prior to the effective time of the Merger with target amounts that are consistent with the preceding clause (x) and with performance goals that are consistent with the budget for the applicable fiscal year, in the case of each of clauses (x) and (y), in the ordinary course of business consistent with past practice, (B) grant any equity awards or discretionarily accelerate the vesting or payment of any equity awards held by any current or former Denbury Service Provider, except as otherwise described above under the heading “Treatment of Denbury RSUs and Denbury Restricted

Shares Granted on or after March 7, 2024”, (C) take any action to accelerate the vesting or payment of any compensation or benefits under any Denbury employee plan, (D) enter into or amend any employment, severance, retention, change in control, deferred compensation or similar agreement or arrangement other than immaterial contracts entered into or amended in the ordinary course of business consistent with past practice that are immaterial to Denbury in both cost and significance, (E) establish, terminate, adopt, enter into or amend any Denbury employee plan, (F) establish, adopt or enter into any collective bargaining agreement or recognize new unions or similar employee representative, (G) hire any employees with base compensation of $200,000 or more (unless to replace a non-officer employee whose employment has ended) or (H) terminate the employment of any Denbury employee with base compensation of $200,000 or more other than for cause;

•	change in any respect Denbury’s methods of accounting, except as required by changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

•

settle, release, waive, discharge or compromise, or offer or propose to settle, release, waive, discharge or compromise, (i) any action or threatened action (excluding any action or threatened action relating to taxes) of Denbury or any of its subsidiaries in excess of $5,000,000 individually or $15,000,000 in the aggregate, or that imposes any material restrictions or limitations upon the assets, operations or business of Denbury or any of its subsidiaries or equitable or injunctive remedies or the admission of any criminal wrongdoing or (ii) any action or threatened action (excluding any action or threatened action relating to taxes) that relates to the transactions contemplated by the Merger Agreement;

•

(i) make, change or revoke any material election with respect to taxes, other than in the ordinary course of business, (ii) file any amended material tax return, (iii) settle or compromise any material tax claim, audit or assessment, (iv) prepare and file any material tax return in a manner materially inconsistent with past practice, (v) adopt or change any material tax accounting method, (vi) change any tax accounting period, (vii) enter into any closing agreement with respect to any material tax or surrender any right to claim a material tax refund, offset or reduction in tax, or (viii) consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment (other than any such extensions or waivers automatically granted);

•

fail to use reasonable best efforts to maintain in full force and effect existing material insurance policies (or substantially similar replacements thereto); provided that in the event of a termination, cancellation or lapse of any material insurance policy, Denbury shall use commercially reasonable efforts to promptly obtain replacement policies providing substantially comparable insurance coverage with respect to the material assets, operations and activities of Denbury and its subsidiaries as currently in effect as of the date of the Merger Agreement;

•

enter into, amend or modify any contract that materially commits, restricts or encumbers the assets, capacities or volumes of (i) Denbury’s 24-inch diameter carbon dioxide pipeline and associated laterals and facility piping owned by certain of Denbury’s subsidiaries known as the “Green Pipeline,” consisting of approximately 320 miles of pipeline mileage and servicing the Gulf Coast corridor from near Donaldsonville, Louisiana to the Hastings Field in Texas or (ii) Denbury’s 20-inch diameter carbon dioxide pipeline and associated laterals and facility piping owned by certain of Denbury’s subsidiaries known as the “NEJD Pipeline,” consisting of approximately 183 miles of pipeline mileage and extending from the Jackson Dome in Mississippi to the Green Pipeline connection near Donaldsonville, Louisiana, in each case of (i) and (ii) following the effective time of the Merger, that cannot be cancelled at any time by Denbury or its applicable subsidiary without penalty or further payment on no more than ninety (90) days’ notice; or

•	agree, resolve, or commit to do any of the foregoing.

Except (i) as required by applicable law, (ii) as otherwise required or expressly permitted by the Merger Agreement or (iii) as consented to by Denbury in writing (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain exceptions and qualifications, from the date of the Merger

Agreement until the effective time of the Merger, ExxonMobil and each of its subsidiaries is not permitted to, among other things:

•	adopt or propose any change in the certificate of incorporation of ExxonMobil in any manner that would be materially adverse to Denbury or Denbury’s stockholders;

•	adopt a plan or agreement of complete or partial liquidation or dissolution of ExxonMobil;

•

declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to ExxonMobil’s capital stock (excluding, for the avoidance of doubt, stock buybacks) other than regular quarterly cash dividends payable by ExxonMobil including increases that are materially consistent with past practice; or

•	agree or commit to do any of the foregoing.

OBLIGATIONS TO CALL STOCKHOLDERS’ MEETING

Denbury will establish a record date (and commence a broker search pursuant to Section 14a-13 of the 1934 Act in connection therewith) for, and as soon as reasonably practicable following the date this registration statement is declared effective by the SEC, duly call, give notice of, convene and hold (no later than the 50th day following the first mailing of the proxy statement/prospectus), a meeting of its stockholders entitled to vote on the Merger, at which Denbury will seek the vote of Denbury stockholders required to approve and adopt the Merger Agreement. Subject to the rights of the Denbury board of directors to make an Adverse Recommendation Change, as discussed under “The Merger Agreement—No Solicitation” beginning on page 125 of this proxy statement/ prospectus, Denbury has agreed to effect the unanimous recommendation of its board of directors in (i) determining that the Merger Agreement and transactions contemplated thereby, including the Merger, are fair to and in the best interest of Denbury and its stockholders and (ii) approving, adopting and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolving to recommend approval and adoption of the Merger Agreement by its stockholders.

Once the stockholder meeting has been scheduled by Denbury, Denbury will not adjourn, postpone, reschedule or recess the stockholder meeting without the prior written consent of ExxonMobil (such consent not to be unreasonably withheld, conditioned or delayed). However, Denbury may, notwithstanding the foregoing, without the prior written consent of ExxonMobil, postpone or adjourn the stockholder meeting (i) if, after consultation with ExxonMobil, Denbury believes in good faith that such adjournment or postponement is reasonably necessary to solicit additional proxies for the purpose of obtaining the requisite vote of Denbury stockholders to adopt the Merger Agreement and approve the Merger, (ii) if there are not holders of a sufficient number of Denbury shares present or represented by proxy at the stockholder meeting to constitute a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Denbury has determined in good faith, after consultation with outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of Denbury prior to the stockholder meeting; provided, however, that the stockholder meeting shall not be postponed or adjourned as a result of clause (i) or clause (ii) above for a period of more than ten business days in the aggregate without the prior written consent of ExxonMobil.

Unless the Merger Agreement is terminated, Denbury’s obligation to call the stockholder meeting shall not be affected by the commencement, public proposal, public disclosure or communication to Denbury or any other person of any other Acquisition Proposal (as defined under “The Merger Agreement—No Solicitation” beginning on page 125 of this proxy statement/prospectus) from a third party. Further, unless the Merger Agreement is terminated, Denbury’s obligation to hold the stockholder meeting will not be affected by the making of any adverse recommendation change by the Denbury board of directors; provided, however, that in such event Denbury will have no obligation to solicit proxies to obtain the requisite shareholder vote to adopt the Merger Agreement and approve the Merger. Denbury will provide updates to ExxonMobil with respect to the proxy solicitation for the shareholder meeting (including interim results) as reasonably requested by ExxonMobil.

OBLIGATIONS TO RECOMMEND THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT

As discussed under “Proposal I: Approval and Adoption of the Merger Agreement” and “The Merger—Recommendation of the Denbury Board of Directors and Reasons for the Merger” beginning on pages 147 and 73, respectively, of this proxy statement/prospectus, the Denbury board of directors unanimously recommends that Denbury stockholders vote “FOR” the approval and adoption of the Merger Agreement.

The Denbury board of directors, however, may (i) qualify, withdraw or modify in a manner adverse to ExxonMobil or Merger Sub, or propose publicly to qualify, withdraw or modify in a manner adverse to ExxonMobil or Merger Sub its recommendation that Denbury stockholders approve and adopt the Merger Agreement, (ii) recommend, adopt or approve an Adverse Recommendation Change (as defined under “The Merger Agreement—No Solicitation” beginning on page 125 of this proxy statement/prospectus) for Denbury or (iii) terminate the Merger Agreement in order to cause Denbury to enter into an alternative acquisition agreement with respect to the Adverse Recommendation Change, in each case, under specified circumstances as discussed under “The Merger Agreement—No Solicitation” beginning on page 125 of this proxy statement/prospectus.

NO SOLICITATION

Subject to the exceptions described below, from the date of the Merger Agreement until the effective time of the Merger, Denbury has agreed not to, and cause its subsidiaries and its and their directors and officers not to, and to use reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly, among other things: (i) solicit, initiate or knowingly facilitate or knowingly encourage the submission by a third party of any Acquisition Proposal (as defined below), (ii) enter into, engage in or participate in any discussions or negotiations with, furnish any information relating to Denbury or any of its subsidiaries or afford access to the business, properties, assets, books, records, work papers and other documents related to Denbury or any of its subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, facilitate or encourage any effort by any third party, in each case, in connection with or in response to an Acquisition Proposal, or any inquiry that would reasonably be expected to lead an Acquisition Proposal, or (iii) enter into any oral or written or binding or non-binding agreement in principle, letter of intent, indication of interest, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument contemplating an Acquisition Proposal; provided that notwithstanding anything to the contrary in the Merger Agreement, Denbury or any of its representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal and (B) in response to an inquiry or proposal from a third party, inform a third party or its representative of the restrictions imposed by the Merger Agreement. Denbury has agreed not to release or permit the release of any person from, or to waive or permit the waiver of, any standstill or similar agreement with respect to any class of equity securities of Denbury or any of its subsidiaries, and will enforce or cause to be enforced each such agreement in accordance with its terms at the request of ExxonMobil; provided, however, that Denbury may waive or fail to enforce any provision of such standstill or similar agreement of any person if the Denbury board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to Denbury’s stockholders under applicable law. The Merger Agreement provides that any breach of the foregoing obligations by Denbury’s subsidiaries or Denbury’s or its subsidiaries’ representatives shall be deemed to be a breach of such obligations by Denbury.

The Denbury board of directors, including any committee thereof, has agreed it will not (i) qualify, withdraw or modify in a manner adverse to ExxonMobil or Merger Sub, or propose publicly to qualify, withdraw or modify in a manner adverse to ExxonMobil or Merger Sub, the Denbury Board Recommendation (as defined in the Merger Agreement), (ii) adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any Acquisition Proposal, or resolve to take any such action, (iii) publicly make any recommendation in connection with a tender offer or exchange offer by a third party other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Denbury board of directors of the type contemplated by Rule 14d-9(f) under the Exchange Act, (iv) other than with respect to a tender or exchange offer described in clause (iii), following the date any Acquisition Proposal or any material modification thereto is first publicly announced, fail to issue a press release reaffirming the Denbury Board Recommendation within ten business days after a request by ExxonMobil to do so or (v) fail to include the Denbury Board Recommendation in the proxy statement/prospectus when disseminated to ExxonMobil’s stockholders (any of the foregoing in these clauses (i) through (v), an “Adverse Recommendation Change”).

However, notwithstanding the foregoing, at any time prior to the requisite shareholder vote to adopt the Merger Agreement and approve the Merger:

•

Denbury, directly or indirectly through its representatives may (A) engage in the activities prohibited by clauses (i) through (iii) as described under the first paragraph above in “The Merger Agreement—No Solicitation” beginning on page 125 of this proxy statement/prospectus, with any third party and its representatives that has made after the date of the Merger Agreement a bona fide, written Acquisition Proposal that did not result from a breach of the applicable section of the Merger Agreement that the Denbury board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors, is, or is reasonably likely to lead to, a Superior Proposal (as defined below), and (B) furnish to such third party or its representatives non-public information relating to Denbury or any of its subsidiaries and afford access to the business, properties, assets, books or records of Denbury or any of its subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to ExxonMobil) with such third party with terms no less favorable to Denbury than those contained in the Confidentiality Agreement dated as of May 10, 2021 between Denbury and ExxonMobil (the “Confidentiality Agreement”); provided that all such information (to the extent that such information has not been previously provided or made available to ExxonMobil) is provided or made available to ExxonMobil, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party or its representatives; and

•

the Denbury board of directors may (A) following receipt of a bona fide, written Acquisition Proposal that did not result from a breach of the Merger Agreement that the Denbury board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, make an Adverse Recommendation Change or terminate the Merger Agreement in order to enter into a definitive agreement for such Superior Proposal, or (B) in response to events, changes or developments in circumstances that are material to Denbury and its subsidiaries, taken as a whole, that were not known to the Denbury board of directors or if known the consequences of which were not reasonably foreseeable, in each case as of or prior to the date of the Merger Agreement, and that become known to the Denbury board of directors prior to the receipt of the requisite shareholder vote to adopt the Merger Agreement and approve the Merger (an “Intervening Event”), make an Adverse Recommendation Change; provided that in no event shall any of the following constitute or contribute to an Intervening Event: (1) any action taken by the parties pursuant to the affirmative covenants set forth in the applicable section of the Merger Agreement, or the consequences of any such action, (2) any event, circumstance, development, occurrence, fact, condition, effect or change relating to ExxonMobil or its subsidiaries, (3) the fact that Denbury exceeds any internal or published projections, estimates or expectations of Denbury’s revenue, earnings or other financial performance or results of operations for any period; provided that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause thereof may be taken into account, (4) changes in the price of shares of Denbury common stock or ExxonMobil common stock or (5) the receipt, existence or terms of any Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal.

Each of the exceptions above will apply only if the Denbury board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably likely to be inconsistent with its fiduciary duties under Delaware law. In addition, nothing contained in the Merger Agreement shall prevent the Denbury board of directors from complying with Rule 14e-2(a) or Rule 14d-9 under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with the Merger Agreement.

The Denbury board of directors will not take any of the actions referred to in the first exception above unless Denbury has delivered to ExxonMobil a prior written notice advising ExxonMobil that it intends to take such action. In addition, Denbury will notify ExxonMobil promptly (but in no event later than 24 hours after a director or senior executive officer of Denbury becomes aware of such Acquisition Proposal or request) after receipt by Denbury (or any of its representatives) of any Acquisition Proposal or any request for information relating to Denbury or any of its subsidiaries with respect to any Acquisition Proposal or for access to the business, properties, assets, books, records, work papers or other documents relating to Denbury or any of its subsidiaries by any third party that has indicated it may be considering making, or has made, an Acquisition Proposal. Such notice shall identify the third party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. Denbury shall keep ExxonMobil reasonably informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal, indication or request and shall promptly (but in no event later than 24 hours after receipt) provide to ExxonMobil copies of all correspondence and written materials sent or provided to Denbury or any of its subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Denbury’s compliance with the applicable section of the Merger Agreement.

Further, the Denbury board of directors shall not take any of the actions referred to in the second exception above, unless (i) Denbury promptly notifies ExxonMobil, in writing at least four business days before taking that action, of its intention to do so, specifying in reasonable detail the reasons therefor (which notice shall not constitute an Adverse Recommendation Change), attaching (A) in the case of a Superior Proposal, the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and identifying the third party making the Acquisition Proposal, or (B) in the case of an Intervening Event, a reasonably detailed description of such Intervening Event, (ii) Denbury has negotiated, and has caused its representatives to negotiate in good faith with ExxonMobil during such notice period any revisions to the terms of the Merger Agreement that ExxonMobil proposes and (iii) following the end of such notice period, the Denbury board of directors shall have determined, in consultation with outside legal counsel and its independent financial advisor, and giving due consideration to such revisions proposed by ExxonMobil, that (A) in the case of a Superior Proposal, such Superior Proposal would nevertheless continue to constitute a Superior Proposal (assuming such revisions proposed by ExxonMobil were to be given effect) and (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, such Intervening Event would nevertheless necessitate the need for such Adverse Recommendation Change, and, in either case, the Denbury board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Delaware law.

Denbury will, and will cause its subsidiaries and its and their directors and officers to, and shall use reasonable best efforts to cause its and their representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party and its representatives conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal. Denbury will promptly request that each third party, if any, that has executed a confidentiality agreement within the 12-month period prior to the date of the Merger Agreement in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such person by or on behalf of Denbury or any of its subsidiaries (and all analyses and other materials prepared by or on behalf of such person that contains, reflects or analyzes that information), in accordance with the terms of such confidentiality agreements. Denbury shall use its reasonable best efforts to secure all certifications of such return or destruction as promptly as practicable.

“Superior Proposal” means any bona fide, written Acquisition Proposal not solicited in breach of the Merger Agreement (but substituting “50%” for all references to “20%” in the definition of such term) by any person or group (other than ExxonMobil or any of its subsidiaries), (i) on terms that the Denbury board of directors determines in good faith after consultation with outside counsel and its financial advisor, are more favorable to Denbury’s stockholders than the Merger, taking into account the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and the Merger Agreement (taking into account any revisions to the terms of the Merger Agreement proposed by ExxonMobil in response to such Acquisition Proposal as contemplated by the Merger Agreement) and (ii) that the Denbury board of directors determines is reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, financing, timing, conditionality, legal and other aspects of such proposal.

“Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any offer or proposal, including any amendments, adjustments, changes, revisions and supplements thereto, from any third party relating to, in a single transaction or a series of related transactions, (i) any acquisition or purchase, directly or indirectly, of assets constituting 20% or more of the consolidated assets of Denbury and its subsidiaries or securities constituting 20% or more of any class of equity or voting securities of Denbury or any of its subsidiaries with respect to which such subsidiaries’ assets, individually or in the aggregate, constitute, directly or indirectly, 20% or more of the consolidated assets of Denbury, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any third party beneficially owning 20% or more of any class of equity or voting securities of Denbury or (iii) a merger, consolidation, amalgamation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Denbury or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of Denbury and its subsidiaries.

REASONABLE BEST EFFORTS COVENANT

Denbury and ExxonMobil have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including using such reasonable best efforts in connection with (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

In furtherance and not in limitation of the foregoing, ExxonMobil and Denbury have agreed to make or cause to be made an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated by the Merger Agreement as promptly as practicable and in any event within twenty business days after the date of the Merger Agreement. ExxonMobil and Denbury have agreed to respond as promptly as practicable to any inquiries received from any governmental authority for additional information and documentary material that may be requested pursuant to the HSR Act and use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. ExxonMobil, Merger Sub and Denbury have agreed to (i) notify the other parties of any substantive communication to that party from any governmental authority, and, subject to applicable law, permit the other parties to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any governmental authority, (ii) promptly furnish the other parties with copies of all correspondence, filings and written communications between it and its representatives, on the one hand, and such governmental authority, on the other hand, with respect to the Merger Agreement and the transactions contemplated thereby, (iii) not participate in any substantive meeting or discussion with any governmental authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with the Merger Agreement or the transactions contemplated thereby unless it consults with the other parties in advance and, to the extent permitted by such governmental authority, gives the other parties the opportunity to attend and participate thereat and (iv) furnish the other parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives on the one hand, and any governmental authority or members or their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with the Merger Agreement.

ExxonMobil and Denbury have agreed to use their reasonable best efforts to resist, defend against, lift or rescind the entry of any injunction or restraining order or other order of any governmental authority prohibiting the parties from consummating the transactions contemplated by the Merger Agreement in accordance with the terms thereof; provided that nothing in the Merger Agreement will require ExxonMobil or any of its subsidiaries to (and neither Denbury nor any of its subsidiaries will, or will offer or agree to, do any of the following without ExxonMobil’s prior written consent): (i) sell, divest or discontinue any portion of the assets, liabilities, activities, businesses or operations of ExxonMobil or its subsidiaries existing prior to the effective time of the Merger, (ii) accept any other remedy with respect to ExxonMobil’s or any of its subsidiaries’ assets, liabilities, activities, businesses or operations, (iii) accept any other remedy with respect to Denbury’s or any of its subsidiaries’ assets, liabilities, activities, businesses or operations (collectively, “Company Activities”) that would, in case of any such other remedy for purposes of this clause (iii), represent a material restriction, limit or restraint on the ability of ExxonMobil or its subsidiaries to conduct or engage in Company Activities after the effective time of the Merger (it being understood and agreed that any remedy with respect to the Company Activities relating to Denbury’s CCUS business will represent a material restriction, limit or restraint on the ability of ExxonMobil or its subsidiaries to conduct or engage in Company Activities after the effective time of the Merger) or (iv) otherwise take or commit to take any actions with respect to Company Activities that would reasonably be expected to, either individually or in the aggregate, have a material adverse effect on Denbury and its subsidiaries (any of the actions described in the preceding clauses (i)-(iv), a “Burdensome Condition”). Notwithstanding the foregoing, at the written request of ExxonMobil, Denbury will, and will cause its subsidiaries to, agree to take any action that would constitute a Burdensome Condition so long as, in the case of actions described in clauses (i)-(ii) of the definition of Burdensome Condition, such action is conditioned upon the occurrence of the effective time of the Merger.

ExxonMobil will, in consultation with Denbury and in consideration of Denbury’s views in good faith, be entitled to direct the defense of the Merger Agreement and the transactions contemplated thereby before any governmental authority and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, governmental authorities regarding (i) the expiration or termination of any applicable waiting period relating to the Merger under the HSR Act or (ii) obtaining any consent, approval, waiver, clearance, authorization or permission from a governmental authority; provided, however, that it shall afford Denbury a reasonable opportunity to participate therein.

PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT COVENANT

ExxonMobil and Denbury agreed to prepare and cause to be filed with the SEC the registration statement (in which this proxy statement/prospectus will be included) and this proxy statement/prospectus and shall use commercially reasonable efforts to cause such filing to be made no later than 45 days after the date of the Merger Agreement. Denbury, ExxonMobil and Merger Sub agreed to cooperate with each other in the preparation of the registration statement and the proxy statement/prospectus and furnish all information concerning itself and its affiliates that is required in connection with the preparation of the registration statement or proxy statement/prospectus. No filing of, or amendment or supplement to, the registration statement or proxy statement/prospectus or response to SEC comments will be made by ExxonMobil or Denbury without providing the other party a reasonable opportunity to review and comment thereon and such party shall give reasonable consideration to any comments made by the other party and its representatives; provided, that with respect to documents filed by ExxonMobil which are incorporated by reference in the registration statement or this proxy statement/prospectus, this Denbury right to review shall apply only with respect to information (if any) relating to Denbury’s business, financial condition or results of operations. Each of ExxonMobil and Denbury shall use its commercially reasonable efforts to (i) cause the registration statement and the proxy statement/prospectus at the date that it (and any amendment or supplement thereto) is first published, sent, or given to the stockholders of Denbury and at the time of the meeting of Denbury stockholders adopting the Merger Agreement and approving the Merger, to (A) comply as to form in all material respects with the requirements of the 1933 Act and 1934 Act, respectively, and the rules and regulations promulgated thereunder and (B) not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) have the registration statement declared effective under the 1933 Act as promptly as practicable after its filing and keep the registration statement effective for so long as necessary to consummate the Merger.

Each party will notify the other party promptly of the receipt of any comments or other communications, whether written or oral, that such party or its representatives may receive from time to time from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the registration statement or this proxy statement/prospectus or for additional information and each party will supply the other with copies of all correspondence between it or any of its representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to this proxy statement/prospectus or the transactions contemplated by the Merger Agreement. ExxonMobil will take the lead in any meetings or conferences with the SEC. If at any time prior to the meeting of Denbury stockholders adopting the Merger Agreement and approving the Merger (or any adjournment or postponement thereof) any information relating to ExxonMobil or Denbury, or any of their respective affiliates, directors or officers, is discovered by ExxonMobil or Denbury that should be set forth in an amendment or supplement to the registration statement or this proxy statement/prospectus, so that the registration statement or this proxy statement/prospectus, respectively, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information will promptly notify the other party hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by applicable law, disseminated to the stockholders of Denbury.

Denbury will use reasonable best efforts to cause the proxy statement/prospectus to be mailed to the stockholders of Denbury as promptly as practicable after the registration statement is declared effective by the SEC.

INDEMNIFICATION AND INSURANCE

The Merger Agreement provides that, for a period of six years after completion of the Merger, the Surviving Corporation will indemnify and hold harmless the present and former directors, officers, employees, fiduciaries and agents of Denbury and its subsidiaries, and any individuals serving in such capacity at or with respect to other persons at Denbury’s or its subsidiaries’ request (each, an “Indemnified Person”) from and against any losses, damages, liabilities, costs, expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect thereof) in respect of the Indemnified Persons’ having served in such capacity at or prior to the completion of the Merger, in each case, to the fullest extent permitted by the Delaware General Corporation Law or provided under Denbury’s certificate of incorporation and bylaws in effect on the date of the Merger Agreement; provided that such indemnification will be subject to any limitation imposed from time to time under applicable law. If any Indemnified Person is made party to any claim, action, suit, proceeding or investigation arising out of or relating to matters that would be indemnifiable pursuant to the immediately preceding sentence, the Surviving Corporation shall advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such claim, action, suit, proceeding or investigation in each case to the extent Denbury is required to do so and on the same terms as provided in Denbury’s bylaws in effect on the date of the Merger Agreement; provided that any Indemnified Person wishing to claim indemnification or advancement of expenses, upon learning of any such proceeding, will notify the Surviving Corporation (but the failure so to notify will not relieve a party from any obligations that it may have, except to the extent such failure materially prejudices such party’s position with respect to such claims).

ExxonMobil has agreed to cause the Surviving Corporation to continue to maintain in effect for six years after completion of the Merger provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

Prior to the completion of the Merger, Denbury will or, if Denbury is unable to, ExxonMobil will cause the Surviving Corporation as of the effective time of the Merger to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of Denbury’s existing directors’ and officers’ insurance policies and Denbury’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), which D&O Insurance shall (i) be for a claims reporting or discovery period of at least six years from and after the completion of the Merger with respect to any claim related to any period of time at or prior to the completion of the Merger, (ii) be from an insurance carrier with the same or better credit rating as Denbury’s current insurance carrier with respect to D&O Insurance and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Denbury’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of him or her having served in such capacity that existed or occurred at or prior to completion of the Merger; provided that Denbury will give ExxonMobil a reasonable opportunity to participate in the selection of such tail policy and Denbury shall give reasonable and good faith consideration to any comments made by ExxonMobil with respect thereto; provided further that the cost of any such tail policy shall not exceed 300% of the aggregate annual premium paid by Denbury in respect of the D&O Insurance; and provided, further, that if the aggregate premiums of such tail policy exceed such amount, Denbury will, or ExxonMobil will cause the Surviving Corporation to, as applicable, obtain a policy with the greatest coverage available, with respect to matters occurring prior to the completion of the Merger, for a cost not exceeding such amount.

EMPLOYEE MATTERS

The Merger Agreement provides that each employee of Denbury and its subsidiaries immediately prior to the effective time of the Merger who continues to be employed by ExxonMobil or any of its affiliates (including Denbury and its subsidiaries) during the period from the completion of the Merger through the first anniversary thereof or shorter period of employment (such employees collectively, the “Continuing Employees”) will be provided with (i) a base salary or base wages and target annual cash incentive compensation opportunities that are no less favorable in the aggregate than those provided by Denbury and its subsidiaries immediately prior to the effective time of the Merger and (ii) employee benefits (subject to certain exceptions) that are no less favorable in the aggregate than those provided by Denbury and its subsidiaries immediately prior to the effective time of the Merger. However, each Continuing Employee covered by a collective bargaining agreement will solely be provided with compensation and benefits pursuant to the terms of such collective bargaining agreement.

Upon the completion of the Merger, ExxonMobil will, or will cause its affiliates to, use commercially reasonable efforts to recognize the service of each Continuing Employee with Denbury and its subsidiaries (other than for benefit accrual purposes, except for paid time off and severance) under any benefit plan or arrangement of ExxonMobil, the Surviving Corporation, or any of their respective affiliates providing benefits to such Continuing Employee after the completion of the Merger to the same extent such service credit was granted to such Continuing Employee under any analogous benefit plan or arrangement of Denbury or any of its subsidiaries.

Prior to the closing date of the Merger (and so long as not otherwise directed in writing by ExxonMobil at least five business days prior to the closing date of the Merger), Denbury will terminate or cause the termination of its 401(k) plan maintained for current and former employees of Denbury and its subsidiaries and its deferred compensation plan for non-employee directors. In connection with Denbury’s termination of its 401(k) plan,

ExxonMobil will permit Continuing Employees to make rollover contributions in an ExxonMobil tax-qualified defined contribution plan. Immediately following the closing date of the Merger, Continuing Employees will be eligible to commence participation in ExxonMobil’s tax-qualified defined contribution plan if Denbury’s 401(k) plan is terminated as described above.

TAX MATTERS

The Merger Agreement provides that each of ExxonMobil and Denbury will use its reasonable best efforts (i) to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (ii) not to, and not permit or cause any of its respective subsidiaries or affiliates to, take or cause to be taken any action reasonably likely to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The Merger Agreement also provides that (x) it is not a condition to either party’s obligation to complete the Merger that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (y) if the Merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, neither party, nor their respective subsidiaries, will have any liability or obligation to holders of Denbury common stock as a result of such failure.

OTHER AGREEMENTS

The Merger Agreement contains certain other covenants and agreements, including covenants and agreements requiring, among other things, and subject to certain exceptions and qualifications described in the Merger Agreement:

•

ExxonMobil and Denbury to cooperate with the other and use reasonable best efforts in taking, or causing to be taken, all actions reasonably necessary, proper or advisable to delist Denbury’s common stock from the NYSE and terminate its registration under the Exchange Act; provided that such delisting and termination will not be effective until the completion of the Merger;

•

each of ExxonMobil and Denbury to promptly notify, and keep the other informed, of (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (ii) any notice or other communication from any governmental authority in connection with the transactions contemplated by the Merger Agreement, (iii) any actions commenced or, to its knowledge (or, in the case of Denbury or its subsidiaries, to the knowledge of Denbury), threatened against, relating to or involving or otherwise affecting Denbury or any of its subsidiaries or ExxonMobil and any of its subsidiaries, as the case may be, that, if pending on the date of the Merger Agreement, would have been required to have been disclosed or that relate to the consummation of the transactions contemplated by the Merger Agreement, (iv) knowledge of any inaccuracy of any representation or warranty made by that party contained in the Merger Agreement, or any other fact, event or circumstance, that would reasonably be expected to cause any condition to the Merger to not be satisfied and (v) knowledge of any failure of that party to comply with or satisfy any covenant, condition or agreement that would reasonably be expected to cause any condition to the Merger to not be satisfied;

•

subject to certain exceptions, ExxonMobil and Denbury to consult with each other before issuing any press release, making any public statement, scheduling a press conference or taking certain other actions, in each case with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement;

•

prior to the completion of the Merger, ExxonMobil and Denbury to take all such steps as may be required to cause any dispositions of (or other transactions in) Denbury common stock (including derivative securities with respect to such Denbury common stock) resulting from the transactions contemplated by the Merger Agreement or acquisitions of ExxonMobil common stock (including derivative securities with respect to ExxonMobil common stock) resulting from the transactions contemplated by the Merger Agreement, in each case, by each officer or director who is subject to the reporting requirements under Section 16(a) of the Exchange Act with respect to Denbury to be exempt under Rule 16b-3 under the Exchange Act; and

•

if any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation becomes applicable to the transactions contemplated by the Merger Agreement, each of Denbury, ExxonMobil and Merger Sub and the respective members of their boards of directors shall, to the extent permitted by applicable law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated therein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated thereby.

TERMINATION OF THE MERGER AGREEMENT

The Merger Agreement may be terminated at any time before the completion of the Merger in any of the following ways:

•	by mutual written agreement of ExxonMobil and Denbury;

•	by either Denbury or ExxonMobil, if:

•

the Merger has not been completed on or before the initial end date (July 13, 2024) or, if all conditions to the completion of the Merger have been satisfied on the initial end date other than certain conditions relating to regulatory approvals and either ExxonMobil or Denbury elects to extend the initial end date to an extended end date (January 13, 2025); however, the right to terminate the Merger Agreement at the initial end date or the extended end date, as applicable, or to extend the initial end date will not be available to any party to the Merger Agreement whose breach of any provision of the Merger Agreement results in the failure of the Merger to be completed by such time;

•

any governmental authority of competent jurisdiction issues an injunction, order or decree or enacts an applicable law that (A) prohibits or makes illegal consummation of the Merger or (B) permanently enjoins ExxonMobil or Merger Sub from consummating the Merger, and such injunction, order, decree or applicable law referenced has become final and nonappealable; or

•

Denbury stockholders fail to approve and adopt the Merger Agreement upon a vote taken on a proposal to approve and adopt the Merger Agreement at a Denbury stockholders’ meeting called for that purpose; or

•	by ExxonMobil if:

•	before the requisite Denbury stockholder vote on a proposal to approve and adopt the Merger Agreement has been obtained, an Adverse Recommendation Change has occurred;

•

before the Merger has been completed, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Denbury set forth in the Merger Agreement has occurred that would cause the conditions to closing not to be satisfied and such breach or failure is incapable of being cured by the end date or, if curable by the end date, is not cured by Denbury within 30 days after receipt by Denbury of written notice of such breach or failure; provided that, at the time of the delivery of such notice or thereafter, ExxonMobil or Merger Sub is not in material breach of its or their obligations under the Merger Agreement so as to cause any of the closing conditions not to be capable of being satisfied; or

•

a Specified Pipeline Event (as defined below) has occurred and ExxonMobil exercises such termination right within twenty business days of becoming aware of the occurrence of a Specified Pipeline Event; or

•	by Denbury:

•

prior to the Denbury stockholders’ approval and adoption of the Merger Agreement, in order to enter into an alternative acquisition agreement with respect to a Superior Proposal, as described under “The Merger Agreement—No Solicitation” beginning on page 125 of this proxy statement/ prospectus, provided that concurrently with such termination, Denbury pays, or causes to be paid, to ExxonMobil, in immediately available funds the Company Termination Fee, as defined below; or

•

prior to the completion of the Merger, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of ExxonMobil set forth in this Agreement shall have occurred that would cause the closing conditions not to be satisfied and such breach or failure is incapable of being cured by the end date or, if curable by the end date, is not cured by ExxonMobil or Merger Sub within 30 days after receipt by ExxonMobil of written notice of such breach or failure; provided that, at the time of the delivery of such notice or thereafter, Denbury is not be in material breach of its obligations under the Merger Agreement so as to cause any of the closing conditions not to be capable of being satisfied.

If the Merger Agreement is validly terminated, the Merger Agreement will become void and of no effect without liability of any party to the Merger Agreement (or any stockholder, director, officer, employee, agent, consultant or representative of any party to the Merger Agreement) to the other parties, except that certain specified provisions will survive termination. However, neither ExxonMobil nor Denbury will be relieved or released from any liabilities or damages arising out of any (i) fraud by such party or (ii) the intentional breach by such party of its covenants or agreements set forth in the Merger Agreement.

If the Merger Agreement is terminated by ExxonMobil or Denbury due to an Adverse Recommendation Change or a Superior Proposal, Denbury agrees to pay to ExxonMobil $144,000,000 in immediately available funds (the “Company Termination Fee”), in the case of termination by ExxonMobil, within three business days after such termination and, in the case of termination by Denbury, contemporaneously with and as a condition to such termination.

If (A) the Merger Agreement is terminated by ExxonMobil or Denbury because the requisite Denbury shareholder vote to approve the Merger has not been obtained or because prior to completion of the Merger there has been a breach of a representation or warranty or failure to perform any covenant on the part of Denbury that has caused the closing conditions not to be satisfied, (B) after the date of the Merger Agreement and prior to such termination, an Acquisition Proposal has been publicly announced or otherwise been communicated to the Denbury stockholders and (C) within 12 months following the date of such termination, Denbury or any of its subsidiaries shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated, then Denbury will pay to ExxonMobil in immediately available funds, prior to or concurrently with the occurrence of the applicable event described in clause (C), the Company Termination Fee.

Specified Pipeline Event

“Specified Pipeline Event” means any event, circumstance, development, occurrence, fact, condition, effect or change that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a material detriment in the ability of Denbury or its subsidiaries (or after the completion of the Merger, ExxonMobil and its subsidiaries) to realize the benefits or have the use of the Green Pipeline or the NEJD Pipeline, excluding any event, change, circumstance, effect, occurrence, condition, state of facts or development to the extent arising or resulting from:

•

changes, developments or conditions after the date hereof in the general economic conditions in the United States, including in the financial, debt, credit, capital or securities markets, including changes in interest rates;

•	changes in GAAP or other accounting standards or interpretations thereof;

•

changes in commodity prices, including the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids, carbon dioxide, methane, nitrous oxide, fluorinated and other “greenhouse” gases, and other commodities;

•

the negotiation, execution, announcement or performance of the Merger Agreement or the consummation of the Merger or the other transactions contemplated thereby, including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, financing sources, customers, suppliers, distributors, partners or other Persons (but, subject to any Antitrust Actions, excluding governmental authorities), or any action or claim made or brought by any of the current or former stockholders of Denbury (or on their behalf or on behalf of Denbury) against Denbury or any of its directors, officers or employees arising out of the Merger Agreement or the Merger or the other transactions contemplated thereby (it being understood that this bullet will not apply to a breach of any representation or warranty related to the announcement or consummation of the transactions contemplated by the Merger Agreement);

•	any Antitrust Actions; or

•

any failure of any of Denbury or any of its subsidiaries to meet, with respect to any period or periods, any internal or published projections, forecasts, estimates of earnings or revenues or business plans relating to either of the Green Pipeline or the NEJD Pipeline (but not the underlying facts or basis for such failure to meet projections, forecasts, estimates of earnings or revenues or business plans, which may be taken into account in determining whether there has been a Specified Pipeline Event to the extent not otherwise falling within any of the other exceptions set forth in the first five bullets above).

If the Merger Agreement is terminated by ExxonMobil because a Specified Pipeline event has occurred, ExxonMobil agrees to pay Denbury contemporaneously with and as a condition to such termination, a termination fee of $144,000,000 (the “Parent Pipeline Termination Fee”), in immediately available funds.

EXCLUSIVE REMEDY

Except in the case of fraud or willful breach by any party of its covenants or agreements in the Merger Agreement, in circumstances where a termination fee is payable or is paid by Denbury or by ExxonMobil, as discussed under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 133 of this proxy statement/prospectus, such payment will be the receiving party’s sole and exclusive remedy for damages against the paying party and its respective subsidiaries and their respective former, current or future partners, stockholders, managers, members, affiliates and representatives, and none of ExxonMobil, Denbury, any of their respective subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, affiliates or representatives, as applicable, will have any further liability or obligation, in each case relating to or arising out of the Merger Agreement or the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, the payment of a termination fee by either party will not relieve either party from any liability of obligation under the Confidentiality Agreement.

To the extent that a termination fee is not promptly paid by Denbury or ExxonMobil when due, the party failing to pay the termination fee is also required to pay to the other party interest on such fee at the annual rate equal to the prime rate, as published in The Wall Street Journal in effect on the date such payment was required to be made, through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable law.

OTHER EXPENSES

Except as described above, the Merger Agreement provides that each of ExxonMobil and Denbury will pay its own costs and expenses in connection with the transactions contemplated by the Merger Agreement.

SPECIFIC PERFORMANCE; REMEDIES

The parties to the Merger Agreement are entitled to an injunction (even if monetary damages are available) to prevent breaches of the Merger Agreement or to enforce specifically the terms and provisions of the Merger Agreement. This entitlement is in addition to any other remedy to which the parties are entitled at law or in equity.

THIRD PARTY BENEFICIARIES

The Merger Agreement is not intended to and does not confer upon any person other than the parties to the Merger Agreement any rights or remedies, except:

•

the right of Denbury stockholders and equity award holders to receive the applicable Merger Consideration in respect of their shares of Denbury common stock and Denbury equity awards, as applicable; and

•	the right of the Indemnified Persons to enforce the obligations described under “The Merger Agreement—Indemnification and Insurance” beginning on page 130 of this proxy statement/prospectus.

AMENDMENTS; WAIVERS

Any provision of the Merger Agreement may be amended or waived before completion of the Merger if the amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. After approval and adoption of the Merger Agreement by Denbury stockholders, the parties may not amend or waive any provision of the Merger Agreement if such amendment or waiver would require further approval of Denbury stockholders under applicable law unless such approval has first been obtained.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following general discussion sets forth the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of Denbury common stock that exchange their shares of Denbury common stock for ExxonMobil common stock in the Merger. This discussion does not address any tax consequences arising under the laws of any U.S. state or local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. In addition, it does not address any alternative minimum tax consequences of the Merger or the potential application of the Medicare contribution tax on net investment income. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only consequences to those U.S. holders that hold their shares of Denbury common stock as a “capital asset” within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances or that may be applicable to U.S. holders that are subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Denbury common stock or Denbury equity awards that received Denbury common stock or Denbury equity awards through a tax-qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder (as defined below);

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of Denbury common stock that holds Denbury common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a person who actually or constructively owns more than 5% of Denbury common stock;

•	a person subject to special tax accounting rules (including rules requiring recognition of gross income based on a taxpayer’s applicable financial statement); or

•	a United States expatriate.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Denbury common stock that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (x) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, or (iv) an estate that is subject to U.S. federal income tax on its income regardless of its source.

The U.S. federal income tax consequences to a partner in an entity or arrangement treated as a partnership, for U.S. federal income tax purposes, that holds Denbury common stock generally will depend on the status of the partner and the activities of the partnership. Partners in such a partnership holding Denbury common stock should consult their own tax advisors.

Determining the tax consequences of the Merger may be complex. U.S. holders should consult with their own tax advisors as to the tax consequences of the Merger in light of their particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. state or local, non-U.S. or other tax laws and of changes in those laws.

Tax Consequences of the Merger in General

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and ExxonMobil and Denbury intend to report the Merger consistent with such qualification. Each of ExxonMobil and Denbury has agreed in the Merger Agreement to use its reasonable best efforts (i) to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) not to, and not permit or cause any of its respective subsidiaries or affiliates to, take or cause to be taken any action reasonably likely to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. As of the date of this proxy statement/prospectus, Davis Polk and Vinson & Elkins are of the opinion that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and have provided opinions to ExxonMobil and Denbury, respectively, to that effect. These opinions of counsel are based on customary assumptions and representations, covenants and undertakings of ExxonMobil, Denbury and Merger Sub, all as of the date hereof. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or is violated, the validity of the opinions may be affected and the U.S. federal income tax consequences of the Merger could differ materially from those described in this proxy statement/prospectus. The receipt of an opinion from counsel on the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code is not a condition to either party’s obligation to complete the Merger. ExxonMobil and Denbury have not sought, and will not seek, any ruling from the IRS regarding any matters related to the transactions, and, as a result, there can be no assurance that the IRS will agree with the opinions or would not assert, or that a court would not sustain, a position contrary to the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Tax Consequences if the Merger Qualifies as a “Reorganization” Within the Meaning of Section 368(a) of the Code

The Merger is intended to qualify as a “reorganization” withing the meaning of Section 368(a) of the Code. Assuming that the Merger is so treated, the material U.S. federal income tax consequences of the Merger to U.S. holders of Denbury common stock will be as follows:

•	A U.S. holder generally will not recognize gain or loss, except with respect to cash received in lieu of a fractional share of ExxonMobil common stock (as discussed below).

•

The aggregate tax basis in the shares of ExxonMobil common stock that a U.S. holder receives in the Merger (including any fractional share interests deemed received and exchanged, as described below) will equal the U.S. holder’s aggregate adjusted tax basis in the Denbury common stock exchanged in the Merger.

•

A U.S. holder’s holding period for the shares of ExxonMobil common stock received in the Merger (including a fractional share interest deemed received and exchanged, as described below) will include the holding period for the shares of the Denbury common stock exchanged in the Merger.

If a U.S. holder of Denbury common stock acquired different blocks of Denbury common stock at different times or at different prices, such U.S. holder’s basis and holding period in its shares of ExxonMobil common stock may be determined separately with reference to each block of Denbury common stock. Any such U.S. holder should consult its tax advisor regarding the holding periods of the particular shares of ExxonMobil common stock received in the Merger.

A U.S. holder who receives cash in lieu of a fractional share of ExxonMobil common stock generally will be treated as having received the fractional share of ExxonMobil common stock pursuant to the Merger and then as having exchanged such fractional share of ExxonMobil common stock for cash. As a result, a U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received the portion of the U.S. holder’s aggregate adjusted tax basis of its Denbury common stock exchanged in the Merger that is allocable to the fractional share of ExxonMobil common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the Merger, the U.S. holder’s holding period for the fractional shares of ExxonMobil common stock deemed to be received is greater than one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

A U.S. holder may be required to retain records related to such holder’s Denbury common stock and file with its U.S. federal income tax return for the taxable year that includes the Merger a statement setting forth certain facts relating to the Merger.

Tax Consequences if the Merger Does Not Qualify as a “Reorganization” Within the Meaning of Section 368(a) of the Code

If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the receipt of ExxonMobil common stock (and cash received in lieu of a fractional share of ExxonMobil common stock) in exchange for Denbury common stock in the Merger will be a taxable transaction. In such a case, a U.S. holder generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the sum of the value of the ExxonMobil common stock received in the Merger plus the amount of any cash received in lieu of a fractional share of ExxonMobil common stock and (ii) such holder’s adjusted tax basis in the shares of Denbury common stock exchanged in the Merger. Gain or loss must be calculated separately for each block of shares of Denbury common stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holding period in a particular block of shares of Denbury common stock exchanged in the Merger is greater than one year as of the date of the Merger. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.

Backup Withholding

U.S. holders of Denbury common stock generally will be subject to information reporting and backup withholding (currently at a rate of 24%) on any cash received in lieu of fractional shares of ExxonMobil common stock. A U.S. holder generally will not be subject to backup withholding, however, if the U.S. holder:

•

furnishes a correct taxpayer identification number, certifies it is not subject to backup withholding on IRS Form W-9 or successor form (or appropriate substitute) included in the letter of transmittal sent to the U.S. holders after the closing of the Merger and otherwise complies with all of the applicable requirements of the backup withholding rules; or

•	provides proof that the U.S. holder is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, if any, provided that such U.S. holder timely furnishes the required information to the IRS.

This discussion of material U.S. federal income tax consequences is not tax advice. Holders of Denbury common stock are urged to consult their own tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

INTERESTS OF DENBURY’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the Denbury board of directors that holders of Denbury common stock vote to approve and adopt the Merger Agreement, such stockholders should be aware that certain of Denbury’s non-employee directors and executive officers have interests in the Merger that are different from, or in addition to, those of Denbury’s stockholders generally. The members of the Denbury board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending to the holders of Denbury common stock that the Merger Agreement be approved and adopted by them. See “The Merger—Background of the Merger” and “The Merger—Recommendation of the Denbury Board of Directors and Reasons for the Merger” beginning on pages 51 and 73, respectively, of this proxy statement/prospectus. Holders of Denbury common stock should take these interests into account in deciding whether to vote “FOR” the Merger Agreement Proposal. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

CERTAIN ASSUMPTIONS

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•

The relevant price per share of Denbury common stock is $84.25, which is the average closing price per share of Denbury common stock as reported on the NYSE over the first five business days following the first public announcement of the Merger on July 13, 2023;

•	The effective time is December 31, 2023, which is the assumed date of the closing of the Merger solely for purposes of the disclosure in this section;

•

For purposes of calculating any cash severance, the assumed termination date is December 31, 2023, which is the assumed date of the closing of the Merger solely for purposes of the disclosure in this section; however, it is our expectation that the employment of each executive officer of Denbury who is deemed a “continuing employee” (as defined in the Merger Agreement) will continue following the effective time of December 31, 2023;

•	The Post-Emergence RSUs and Post-Emergence PSUs (both as defined below) will have settled prior to the effective time of the Merger; and

•

The performance metrics applicable to each Denbury TSR Performance Award will have been achieved at the actual level of performance through the completion of the Merger and total shareholder return will have been calculated in accordance with the terms of the award agreements, which, solely for purposes of the disclosure in this section, is determined by using the assumed per share price of $84.25 (which, as noted above, is the average closing price per share of Denbury common stock as reported on the NYSE over the first five business days following the first public announcement of the Merger on July 13, 2023) to calculate Denbury’s total shareholder return over the performance period assuming the last day of such performance period is the effective time of December 31, 2023 and using the five-day average closing price for the same period and the same assumed performance period to calculate the total shareholder return for each member of Denbury’s peer group.

As the amounts provided below are estimates based on multiple assumptions that may or may not actually occur or be accurate as of the date referenced, the actual amounts, if any, that may be paid or become payable may materially differ from the amounts set forth below.

BACKGROUND FOR CERTAIN DENBURY 2020 EQUITY AWARDS

Each outstanding equity-based incentive and compensation award held by Denbury Resources Inc.’s executive officers and directors was cancelled in connection with Denbury’s emergence from bankruptcy for no consideration. Prior to the 2020 Incentive Plan (as defined below) becoming effective, Denbury engaged a compensation consultant to assist in creating a new compensation framework for management, with the intent of providing appropriate incentive awards to members of management and to link a significant portion of management’s compensation packages to the interests of Denbury’s shareholders. On the effective date of the 2020 Incentive Plan, a framework for a management incentive plan was adopted, which reserved for officers, other employees, directors and other service providers a pool of shares of Denbury common stock pursuant to the 2020 Omnibus Stock and Incentive Plan (the “2020 Incentive Plan”). Initial awards covering approximately 2.2 million shares of common stock were granted on December 4, 2020 to eligible service providers, including Denbury’s executive officers and directors.

On December 4, 2020, Denbury granted restricted stock units to eligible service providers (the “Post-Emergence Grants”), including Denbury’s executive officers and directors. With respect to Denbury’s executive officers, the Post-Emergence Grants consisted of 50% time-based restricted stock units (“Post-Emergence Grant RSUs”) and 50% performance stock units (“Post-Emergence Grant PSUs”). Each member of the Denbury board of directors also received a grant of Post-Emergence Grant RSUs. The Post-Emergence Grant RSUs were scheduled to vest ratably over a three-year period on each of December 4, 2021, 2022 and 2023, but are also eligible to vest upon a change in control event. The closing of the Merger will result in a change in control for purposes of the 2020 Incentive Plan. If the closing of the Merger occurs prior to December 4, 2023, the remaining one-third portion of the Post-Emergence Grant RSUs will become payable immediately and will be canceled and converted into the right to receive the Merger Consideration in accordance with the Merger Agreement in respect of the total number of shares of Denbury common stock subject to such remaining portion. However, using an estimated closing date of December 31, 2023, all outstanding Post-Emergence Grant RSUs would have already been paid out, irrespective of the Merger, on December 4, 2023 and, therefore, the closing of the Merger will have no impact on the vesting or payment date of the Post-Emergence Grant RSUs.

The Post-Emergence Grant PSUs provided for vesting based on the volume-weighted average price of a share of Denbury common stock equaling or exceeding pre-established levels for 60 consecutive trading days during a three-year performance period beginning December 4, 2020 (the “60-day VWAP”), with 100% of the Post-Emergence Grant PSUs becoming eligible to vest once the 60-day VWAP met or exceeded $25.75 during that three-year performance period. On March 3, 2021, the preceding 60-day VWAP was $32.53 and, as a result, all of the Post-Emergence Grant PSUs vested at a 100% level on that date in 2021. The Post-Emergence Grant PSUs, although vested, were designed with a deferred settlement date that is set to occur on the earliest of (i) the last day of the performance period (which is December 4, 2023), (ii) an individual’s death or (iii) the change in control date. If the closing of the Merger occurs on December 31, 2023, the vested Post-Emergence Grant PSUs will have already been paid on the regularly scheduled payment date of December 4, 2023 and the Merger will have no impact on the vesting or payment date of the Post-Emergence Grant PSUs. In other words, the vested Post-Emergence Grant PSUs would become payable on December 4, 2023 irrespective of the Merger. If the closing of the Merger occurs prior to December 4, 2023, the previously vested Post-Emergence Grant PSUs will be paid out at the time of the closing of the Merger and will be canceled and converted into the right to receive the Merger Consideration in accordance with the Merger Agreement in respect of the total number of shares of Denbury common stock subject to such Post-Emergence Grant PSUs.

For purposes of the Merger Agreement, the Post-Emergence Grant PSUs are considered to be “Denbury RSUs,” as the awards were no longer subject to performance criteria. All references to “Denbury TSR Performance Awards” below will refer to the total shareholder return performance-based RSUs granted to eligible employees in 2022 and 2023.

TREATMENT AND QUANTIFICATION OF DENBURY EQUITY AWARDS

Treatment of Outstanding Denbury RSUs

Except as otherwise agreed by ExxonMobil and the applicable Denbury equity award holder, at or immediately prior to the effective time of the Merger, each Denbury restricted stock unit (each, a “Denbury

RSU”) granted prior to the date of the Merger Agreement that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will automatically become fully vested and will be canceled and converted into the right to receive the Merger Consideration in accordance with the Merger Agreement in respect of the total number of shares of Denbury common stock subject to such Denbury RSU.

Treatment of Denbury TSR Performance Awards

Except as otherwise agreed by ExxonMobil and the applicable Denbury equity award holder, at or immediately prior to the effective time of the Merger, each Denbury performance stock unit whose vesting is subject to performance goals related to absolute or relative total shareholder return (each, a “Denbury TSR Performance Award”) that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will automatically become fully vested and will be canceled and converted into the right to receive the Merger Consideration in accordance with the Merger Agreement in respect of the total number of shares of Denbury common stock subject to such Denbury TSR Performance Award, with such number determined based on actual performance levels, calculated in accordance with the underlying award agreements.

Treatment of Outstanding Denbury Restricted Shares

Except as otherwise agreed by ExxonMobil and the applicable Denbury equity award holder, at or immediately prior to the effective time of the Merger, each Denbury restricted share (each, a “Denbury Restricted Share”) granted prior to the date of the Merger Agreement that is outstanding immediately prior to the effective time of the Merger will automatically become a fully vested share of Denbury common stock and will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement.

Treatment of Denbury Director Deferred Stock Unit Awards

At or immediately prior to the effective time of the Merger, each Denbury director deferred stock unit (each, a “Denbury DSU”) that is outstanding immediately prior to the effective time of the Merger, whether vested or unvested, will automatically become fully vested and will be canceled and converted into the right to receive the Merger Consideration in accordance with the Merger Agreement in respect of the total number of shares of Denbury common stock subject to such Denbury DSU.

Denbury 2024 Annual Equity Awards

If the Merger has not been completed as of March 7, 2024, Denbury is permitted to make annual equity award grants for 2024 in the form of Denbury RSUs or Denbury Restricted Shares to its employees, including executive officers, in the ordinary course of business, with the aggregate grant date fair value of the 2024 annual equity awards not to exceed $30,641,000. In the case of the Chief Executive Officer, the other executive officers and certain other senior management employees, their 2024 annual equity grants: (i) shall not exceed the value of their 2023 annual grants, (ii) shall be subject to three-year cliff vesting and (iii) shall be forfeited in the event of termination of employment for any reason prior to, on or following the Merger (unless the Merger does not occur, in which case single-trigger vesting shall apply in the event of another change in control transaction). In the event the Merger has not been completed by March 7, 2024 and such additional equity awards have been granted by Denbury, upon the completion of the Merger, such equity awards will not vest but will instead be converted into restricted shares or restricted stock units of ExxonMobil. For purposes of quantifying the potential payments and benefits in connection with the closing of the Merger as described in this section, the value of equity awards that may be granted on March 7, 2024 were not taken into account, since it is assumed that the closing of the Merger will occur on December 31, 2023.

Quantification of Denbury Equity Awards

See “Interests of Denbury’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 144 of this proxy statement/prospectus for an estimate of the amounts that would become payable to each Denbury named executive officer in respect of his or her unvested Denbury RSUs, Denbury TSR Performance Awards and Denbury Restricted Shares. Based on the assumptions described above under “Interests of Denbury’s Directors and Executive Officers in the Merger—Certain Assumptions” beginning on page 140 of this proxy statement/prospectus, the estimated aggregate amounts that would become payable to Denbury’s seven non-employee directors in respect of their unvested Denbury DSUs is $1,117,102. The estimated aggregate amounts that would become payable to Denbury’s seven non-employee directors in respect of their Post-Emergence Grant RSUs, which are anticipated to be vested and settled prior to the effective time of the Merger, is $17,553,497.

Treatment of Denbury Director Deferred Compensation Plan

Denbury maintains the Denbury Resources Inc. Director Deferred Compensation Plan (the “Director Deferred Compensation Plan”) pursuant to which Denbury non-employee directors may elect to defer receipt of the consideration paid for their service as a director, including cash fees and equity grants, to a later date. All amounts deferred pursuant to the Director Deferred Compensation Plan are fully vested at all times. Prior to the effective time of the Merger, Denbury will take all actions that may be necessary or appropriate to terminate the Director Deferred Compensation Plan and all awards under such plan will be accelerated and paid out in full as of immediately prior to the effective time of the Merger (without regard to any deferral elections made thereunder).

SEVERANCE AGREEMENTS

Denbury does not maintain employment agreements with its executive officers. However, the executive officers are eligible for severance benefits under the Severance Protection Plan (the “Severance Plan”) in the event of a change in control with a qualifying termination. The closing of the Merger will result in a change in control for purposes of the Severance Plan. Under the Severance Plan, in the event of a change in control, each executive officer will be eligible to receive the following severance benefits upon a termination of employment by Denbury without cause or a resignation by the executive officer for good reason (each as defined in the Severance Plan), in either case, during the period beginning with the six months preceding a change in control and ending on the two year anniversary of the consummation of a change in control:

•

an amount payable on the first business days that is at least 15 days following the executive officer’s termination of employment (or, in the case of a termination of employment during the six-month period prior to a change in control, the first business day that is at least 15 days following the change in control) equal to three times the sum of such executive officer’s annual base salary and bonus amount, which is calculated as an amount equal to fifty percent (50%) of the total amount of all cash bonuses paid to the executive officer over the twenty-four (24) month period preceding the date of the change in control; and

•

continuation of medical, dental, vision and health benefits and insurance coverage which were being provided by Denbury immediately prior to the termination of employment, through the earlier of (i) 18 months following termination of employment, or (ii) the date that the executive becomes eligible for comparable coverage from a subsequent employer, provided that, if required by applicable law, in lieu of continued benefits, the executive officers shall receive additional cash equal to the premium cost of such continued coverage, and executive officers will receive an additional amount equal to any income tax attributable to the taxability of the cost of such benefits.

The Severance Plan does not provide for excise tax gross-ups. The Severance Plan includes a “net-best” provision, which would reduce the parachute payments to the safe-harbor limit, as defined under Section 280G of the Code, if it is more financially advantageous to the executive officer on an after-tax basis.

See “Interests of Denbury’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 144 of this proxy statement/prospectus for the estimated amounts that each of Denbury’s named executive officers would receive under the Severance Plan.

GOLDEN PARACHUTE COMPENSATION

In accordance with Item 402(t) of Regulation S-K under the Securities Act, the table below sets forth the compensation that is based on, or otherwise relates to, the Merger that will or may become payable to each named executive officer of Denbury in connection with the Merger. For additional details regarding the terms of the payments and benefits described below, see the discussion under “Interests of Denbury’s Directors and Executive Officers in the Merger” beginning on page 140 of this proxy statement/prospectus, which is incorporated herein.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur prior to completion of the Merger, including any equity award grants that may be made after the assumed effective time of December 31, 2023. However, any such equity grants would not accelerate upon the completion of the Merger, so they would not affect the table below. Furthermore, the Merger Agreement prohibits us from increasing the base salary or target bonus of our executive officers following the date of the Merger Agreement.

For purposes of calculating the amounts in the table below, the following assumptions were used:

•

The relevant price per share of Denbury common stock is $84.25, which is the average closing price per share of Denbury common stock as reported on the NYSE over the first five business days following the first public announcement of the Merger on July 13, 2023;

•	The effective time is December 31, 2023, which is the assumed date of the closing of the Merger solely for purposes of the disclosure in this section;

•

For purposes of calculating any cash severance, the assumed termination date is December 31, 2023, which is the assumed date of the closing of the Merger for purposes of the disclosure in this section; however, it is our expectation that the employment of each executive officer of Denbury who is deemed a “continuing employee” (as defined in the Merger Agreement) will continue following the effective time of December 31, 2023;

•	The Post-Emergence RSU and Post-Emergence PSUs will have settled and have been paid prior to the effective time of the Merger and, therefore, are not included in the table below; and

•

The performance metrics applicable to each Denbury TSR Performance Award will have been achieved at the actual level of performance through the completion of the Merger and total shareholder return will have been calculated in accordance with the terms of the award agreements, which, solely for purposes of the disclosure in this section, is determined by using the assumed per share price of $84.25 (which, as noted above, is the average closing price per share of Denbury common stock as reported on the NYSE over the first five business days following the first public announcement of the Merger on July 13, 2023) to calculate Denbury’s total shareholder return over the performance period assuming the last day of such performance period is the effective time of December 31, 2023 and using the five-day average closing price for the same period and the same assumed performance period to calculate the total shareholder return for each member of Denbury’s peer group.

Named Executive Officer	Cash ($)(1)	Long-Term Incentive ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Christian Kendall	6,524,796	7,599,603	54,981	35,672	14,215,052
Mark Allen	4,853,460	2,938,472	52,354	33,967	7,878,253
James Matthews	3,780,150	1,739,293	66,143	42,914	5,628,500
David Sheppard	3,084,925	2,200,779	60,777	39,433	5,385,914

(1)

Cash. Represents the cash severance amount payable to each named executive officer upon a termination of employment by Denbury without cause or by the named executive officer for good reason, in each case, pursuant to the Severance Plan. The cash severance payable to each named executive officer is a “double-trigger” payment, which means that the amount will become payable only on a qualifying termination of employment during the period six months preceding and ending on the date that is two years following the effective time of the Merger. For further details regarding the cash severance that may become payable to Denbury’s named executive officers, see “Interests of Denbury’s Directors and Executive Officers in the Merger—Severance Agreements” beginning on page 143 of this proxy statement/prospectus.
(2)

Long-Term Incentive. Represents the value of the unvested Denbury Restricted Shares and Denbury TSR Performance Awards held by each named executive officer. The amounts payable in respect of the outstanding and unvested Denbury Restricted Shares and Denbury TSR Performance Awards are “single-trigger” payments, which means that the amounts will become payable solely as a result of continued employment through the effective time of the Merger, unless otherwise agreed by ExxonMobil and the holder thereof. For further details regarding the treatment of the unvested Denbury TSR Performance Awards and Denbury Restricted Shares, see “Interests of Denbury’s Directors and Executive Officers in the Merger—Treatment and Quantification of Denbury Equity Awards” beginning on page 141 of this proxy statement/prospectus. The Denbury Restricted Shares and Denbury TSR Performance Awards include restrictive covenants prohibiting the executive officer from competing with Denbury and soliciting its customers, suppliers, employees and contractors, in each case, during the one-year period following termination of the executive officer’s employment, and also include perpetual covenants relating to confidentiality and nondisparagement. The estimated amount of each such payment is shown in the following table:

	Denbury Restricted Shares		Denbury TSR Performance Awards
Named Executive Officer	Shares (#)	Value ($)	Shares (#)	Value ($)	Total ($)
Christian Kendall	37,517	3,160,807	52,686	4,438,796	7,599,603
Mark Allen	14,562	1,226,849	20,316	1,711,623	2,938,472
James Matthews	8,555	720,759	12,090	1,018,534	1,739,293
David Sheppard	10,803	910,153	15,319	1,290,626	2,200,779

(3)

Perquisites/Benefits. Represents the estimated value of continuation of medical, dental, vision and health benefits and insurance coverage provided to the named executive officers by Denbury for a period of 18 months following termination of employment, determined in accordance with Denbury’s financial reporting assumptions. The continuation benefits provided to the named executive officers are “double-trigger” payments. For further details regarding the reimbursement benefits that may become payable to Denbury’s named executive officers, see “Interests of Denbury’s Directors and Executive Officers in the Merger—Severance Agreements” beginning on page 143 of this proxy statement/prospectus. The estimated value of each such payment is shown in the following table:

Named Executive Officer	COBRA Coverage ($)(a)	Other Coverage ($)(b)	Total ($)
Christian Kendall	34,463	20,518	54,981
Mark Allen	34,291	18,063	52,354
James Matthews	48,222	17,921	66,143
David Sheppard	48,045	12,732	60,777

(a)	Represents continuation coverage for medical, dental and vision benefits to the extent the named executive officer was covered by Denbury under such benefits prior to termination of employment.
(b)

Represents continuation coverage for life, accidental death and dismemberment and short-term, long-term and supplemental disability to the extent the named executive officer was covered by Denbury under such benefits prior to termination of employment.

(4)	Tax Reimbursement Payments. Represents the estimated value of the gross-up payments that may be made to the named executive officers for any additional income tax attributable to the taxability of the reimbursement for the cost of medical, dental, vision and health benefits and insurance coverage provided to the named executive officers by Denbury for a period of 18 months following termination of employment. The tax reimbursement payments are “double-trigger” payments. Denbury does not provide for any excise tax gross-ups.

PROPOSAL I—APPROVAL AND ADOPTION OF THE MERGER AGREEMENT

The Denbury board of directors, after due and careful discussion and consideration, unanimously approved and recommended that Denbury stockholders approve and adopt the Merger Agreement, and the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger.

The Denbury board of directors accordingly unanimously recommends that Denbury stockholders vote “FOR” the proposal to approve and adopt the Merger Agreement, as disclosed in this proxy statement/prospectus, particularly the related narrative disclosures in “The Merger” and “The Merger Agreement” beginning on pages 50 and 112, respectively, of this proxy statement/prospectus, and the copy of the Merger Agreement attached as Annex A to this proxy statement/prospectus.

The Merger cannot be completed without the affirmative vote, at the Special Meeting (via the Denbury meeting website) or by proxy, of holders of a majority of the outstanding shares of Denbury common stock on the record date and entitled to vote thereon. The failure of any Denbury stockholder to submit a vote (i.e., by not submitting a proxy and not voting at the Special Meeting) and any abstention from voting by a Denbury stockholder will have the same effect as a vote against the Merger Agreement Proposal. Brokers, banks and other nominees do not have discretionary authority to vote on the Merger Agreement Proposal, and will not be able to vote on the Merger Agreement Proposal absent instructions from the beneficial owner of any shares of Denbury common stock held of record by them. As a result, a broker non-vote will have the same effect as a vote “AGAINST” the Merger Agreement Proposal.

IF YOU ARE A DENBURY STOCKHOLDER, THE DENBURY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER AGREEMENT PROPOSAL.

PROPOSAL II—NON-BINDING ADVISORY VOTE ON

TRANSACTION-RELATED COMPENSATION FOR CERTAIN DENBURY EXECUTIVE OFFICERS

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Act, requires that Denbury provide its stockholders with the opportunity to vote to approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to Denbury’s named executive officers in connection with the Merger, as disclosed in this proxy statement/prospectus, including the compensation table and the related narrative named executive officer compensation disclosures set forth in “Interests of Denbury’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 144 of this proxy statement/prospectus. This vote is commonly referred to as a “golden parachute say on pay” vote.

Accordingly, the Denbury board of directors unanimously recommends that Denbury stockholders vote “FOR” the adoption of the following resolution, on a non-binding advisory basis, at the Special Meeting:

“RESOLVED, that Denbury’s stockholders approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to Denbury’s named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of Denbury’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 144 of this proxy statement/prospectus (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

Denbury stockholders should note that the Advisory Compensation Proposal is merely an advisory vote, which will not be binding on Denbury, ExxonMobil or their respective boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the Merger is consummated, the eligibility of the Denbury named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote.

The affirmative vote of the majority of the voting power present at the Special Meeting or represented by proxy and entitled to vote on the Advisory Compensation Proposal at the Special Meeting at which a quorum is present is required to approve the Advisory Compensation Proposal. The required vote on the Advisory Compensation Proposal is based on the number of shares present—not the number of outstanding shares. Abstentions from voting by a Denbury stockholder attending the Special Meeting or voting by proxy will have the same effect as a vote against the Advisory Compensation Proposal. A failure to attend the Special Meeting via the Denbury meeting website or by proxy will have no effect on the outcome of the vote on the Advisory Compensation Proposal. Brokers, banks and other nominees do not have discretionary authority to vote on the Advisory Compensation Proposal and will not be able to vote on Advisory Compensation Proposal absent instructions from the beneficial owner of any shares of Denbury common stock held of record by them. As a result, broker non-votes will have no effect on the outcome of the vote on the Advisory Compensation Proposal. With respect to the Advisory Compensation Proposal, the vote is advisory only and therefore not binding on Denbury or ExxonMobil, and, if the proposed Merger is approved by Denbury stockholders and consummated, the compensation that is the subject of the Advisory Compensation Proposal will be payable even if the Advisory Compensation Proposal is not approved.

IF YOU ARE A DENBURY STOCKHOLDER, THE DENBURY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY COMPENSATION PROPOSAL.

DESCRIPTION OF EXXONMOBIL CAPITAL STOCK

The following description of the terms of ExxonMobil’s capital stock is a summary only and is qualified by reference to the relevant provisions of New Jersey law and the ExxonMobil restated certificate of incorporation and by-laws.

Authorized Capital Stock

Under the ExxonMobil restated certificate of incorporation, ExxonMobil’s authorized capital stock consists of nine billion (9,000,000,000) shares of common stock, without par value, and two hundred million (200,000,000) shares of preferred stock, without par value.

Description of Common Stock

Voting Rights. Each holder of ExxonMobil common stock is entitled to one vote for each share of ExxonMobil common stock held of record on the applicable record date on all matters submitted to a vote of shareholders.

Dividend Rights. Holders of ExxonMobil common stock are entitled to receive such dividends as may be declared from time to time by ExxonMobil’s board of directors out of funds legally available therefor, subject to any preferential dividend rights granted to the holders of any outstanding ExxonMobil preferred stock.

Rights upon Liquidation. Holders of ExxonMobil common stock are entitled to share pro rata, upon any liquidation, dissolution or winding up of ExxonMobil, in all remaining assets available for distribution to shareholders after payment of or provision for ExxonMobil’s liabilities and the liquidation preference of any outstanding ExxonMobil preferred stock.

Preemptive Rights. Holders of ExxonMobil common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Description of Preferred Stock

Preferred Stock Outstanding. As of the date of this filing, no shares of ExxonMobil preferred stock were issued and outstanding.

Blank Check Preferred Stock. Under the ExxonMobil restated certificate of incorporation, the ExxonMobil board of directors has the authority, without shareholder approval, to create one or more classes or series within a class of preferred stock, to issue shares of preferred stock in such class or series up to the maximum number of shares of the relevant class or series of preferred stock authorized, and to determine the preferences, rights, privileges and restrictions of any such class or series, including the dividend rights, voting rights, the rights and terms of redemption, the rights and terms of conversion, liquidation preferences, the number of shares constituting any such class or series and the designation of such class or series. Acting under this authority, the ExxonMobil board of directors could create and issue a class or series of preferred stock with rights, privileges or restrictions, and adopt a shareholder rights plan, having the effect of discriminating against an existing or prospective holder of securities as a result of such shareholder beneficially owning or commencing a tender offer for a substantial amount of ExxonMobil common stock. One of the effects of authorized but unissued and unreserved shares of capital stock may be to render more difficult or discourage an attempt by a potential acquirer to obtain control of ExxonMobil by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of ExxonMobil’s management. The issuance of such shares of capital stock may have the effect of delaying, deferring or preventing a change in control of ExxonMobil without any further action by the shareholders of ExxonMobil. ExxonMobil has no present intention to adopt a shareholder rights plan, but could do so without shareholder approval at any future time.

ExxonMobil has designated 16,500,000 shares of ExxonMobil preferred stock as Class A Preferred Stock, none of which are outstanding, and 165,800 shares of ExxonMobil preferred stock as Class B Preferred Stock, none of which are outstanding.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for ExxonMobil common stock.

COMPARISON OF STOCKHOLDER RIGHTS

If the transactions contemplated by the Merger Agreement are completed, Denbury stockholders will receive shares of ExxonMobil stock in connection with the Merger and become stockholders of ExxonMobil. The following is a summary of certain differences between (i) the current rights of Denbury stockholders under Delaware law, the Denbury certificate of incorporation (referred to in this section as the “Denbury charter”) and the Denbury bylaws and (ii) the current rights of ExxonMobil shareholders under New Jersey law, the ExxonMobil restated certificate of incorporation and the ExxonMobil by-laws.

Although it is impracticable to compare all of the aspects in which New Jersey law and Delaware law and ExxonMobil’s and Denbury’s governing instruments differ with respect to shareholder rights, the following discussion summarizes certain material differences between them. The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL, New Jersey law and Denbury’s and ExxonMobil’s governing documents (which we urge you to read carefully and in their entirety). Copies of the respective companies’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information” beginning on page 178 of this proxy statement/prospectus. In addition, the identification of some of the differences in the rights of ExxonMobil and Denbury stockholders is not intended to indicate that other differences that are equally important do not exist. ExxonMobil and Denbury urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL and New Jersey law and the other documents to which ExxonMobil and Denbury refer in this proxy statement/prospectus for a more complete understanding of the differences between the rights of a ExxonMobil shareholder and the rights of a Denbury stockholder.

Between the date of the Merger Agreement and the effective time of the Merger, Denbury has agreed not to amend its governing documents and ExxonMobil has agreed not to amend its certificate of incorporation in a manner that would be materially adverse to Denbury or Denbury stockholders.

Denbury is incorporated under the laws of the State of Delaware and ExxonMobil is incorporated under the laws of the State of New Jersey. Accordingly, the rights of ExxonMobil shareholders are governed by applicable New Jersey law and Denbury stockholders are governed by the DGCL and other applicable Delaware law. As a result of the Merger, Denbury stockholders will receive shares of ExxonMobil common stock and will become ExxonMobil shareholders. Thus, following the Merger, the rights of Denbury stockholders who become ExxonMobil shareholders in connection with the Merger will be governed by applicable New Jersey law and will also then be governed by the ExxonMobil restated certificate of incorporation and the ExxonMobil by-laws.

CERTAIN KEY FEATURES OF STOCKHOLDER RIGHTS

	ExxonMobil Shareholder Rights	Denbury Stockholder Rights
Authorized Capital Stock

ExxonMobil’s authorized capital stock consists of (i) 9,000,000,000 shares of common stock, without par value, and (ii) 200,000,000 shares of preferred stock, without par value.

Under ExxonMobil’s restated certificate of incorporation, ExxonMobil’s board of directors is authorized at any time or from time to time (i) to divide the shares of preferred stock into classes and into series within any class or classes of

Denbury’s authorized capital stock consists of (i) 250,000,000 shares of common stock, par value $0.001 per share, and (ii) 50,000,000 shares of preferred stock, par value $0.001 per share.

The Denbury charter authorizes Denbury’s board of directors, acting by resolution, to divide into and issue from time to time one or more series of preferred stock. The rights and preferences of the preferred stock of

	ExxonMobil Shareholder Rights	Denbury Stockholder Rights

preferred stock; (ii) to determine for any such class or series its designation, relative rights, preferences and limitations; (iii) to determine the number of shares in any such class or series (including a determination that such class or series shall consist of a single share); (iv) to increase the number of shares of any such class or series previously determined by it and to decrease such previously determined number of shares to a number not less than that of the shares of such class or series then outstanding; (v) to change the designation or number of shares, or the relative rights, preferences and limitations of the shares, of any theretofore established class or series no shares of which have been issued; and (vi) to cause to be executed and filed without further approval of the shareholders such amendment or amendments to the ExxonMobil restated certificate of incorporation as may be required in order to accomplish any of the foregoing.

As of August 7, 2023, there were (i) 3,986,501,076 shares of ExxonMobil common stock and (ii) no shares of ExxonMobil preferred stock outstanding.

each series shall be such as shall be stated in any such resolution or resolutions. Denbury’s board of directors is also authorized to fix and determine, with respect to such preferred stock, (i) the powers, designations, preferences and relative, participating, optional or other rights, including, without limitation, voting powers, (ii) the full or limited, preferential rights to receive dividends or assets upon liquidation, (iii) the rights of conversion or exchange into common stock, preferred stock of any series or other securities and (iv) any right to exchange or convert shares into common stock, preferred stock of any series or other securities, or redemption provision or sinking fund provisions, as between series and as between the preferred stock or any series thereof and the common stock.

The number of shares comprising such series of preferred stock may be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of Denbury’s board of directors.

As of July 31, 2023, there were (i) 50,277,186 shares of Denbury common stock and (ii) no shares of Denbury preferred stock outstanding.

Voting Rights	Each holder of ExxonMobil common stock is entitled to one vote per share of ExxonMobil common stock, held of record by such holder on all matters on which holders of common stock are entitled to vote.	Each holder of Denbury common stock is entitled to one vote per share of Denbury common stock.

Cumulative Voting	Under New Jersey law, shareholders of a New Jersey corporation do not have the right to cumulate their votes in the election of directors unless that right is granted in the certificate of incorporation of the corporation. The ExxonMobil restated certificate of incorporation does not permit cumulative voting.	Denbury’s charter does not permit cumulative voting with respect to the election of directors.

	ExxonMobil Shareholder Rights	Denbury Stockholder Rights

Quorum	The ExxonMobil by-laws provide that the presence in person or by proxy at a meeting of the holders of shares entitled to cast a majority of votes at the meeting is a quorum.	Denbury’s bylaws provide that the holders of not less than one-third of shares issued and outstanding and entitled to vote on the matter presented thereon, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by Denbury’s charter or applicable law.

Stockholder Rights Plans

ExxonMobil does not have a shareholder rights plan. While ExxonMobil has no present intention to adopt a shareholder rights plan, the ExxonMobil board of directors, pursuant to its authority to issue preferred stock, could do so without shareholder approval at any future time. See “Description of ExxonMobil Capital Stock—Description of Preferred Stock—Blank Check Preferred Stock” beginning on page 149 of this proxy statement/prospectus. ExxonMobil’s board of directors has adopted a Policy Statement on Poison Pills, available on ExxonMobil’s Internet website,

http://www.exxonmobil.com, under the “Corporate Governance” tab within the dropdown menu available under the “Investors” tab, and then within the section labeled “Guidelines and additional policies.” Under this policy, ExxonMobil undertakes that, if it ever were to adopt a shareholder rights plan, the board of directors would seek prior shareholder approval unless, due to timing or other reasons, a committee of independent directors determines that it would be in the best interest of shareholders to adopt a plan before obtaining shareholder approval. In that event, the plan must either be ratified by shareholders or must expire within one year.

While the DGCL does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying the DGCL.

Denbury does not have a shareholder rights plan in place and has no present intention to adopt a shareholder rights plan.

Rights of Preferred Stock	The ExxonMobil restated certificate of incorporation provides that the ExxonMobil board of directors is	The Denbury charter authorizes Denbury’s board of directors, acting by resolution, to divide into and issue

	ExxonMobil Shareholder Rights	Denbury Stockholder Rights

authorized to determine the designation, relative rights, preferences and limitations of each series or class of ExxonMobil preferred stock.

As of the date of this proxy statement/ prospectus, no shares of ExxonMobil preferred stock were outstanding.

from time to time one or more series of preferred stock. The rights and preferences of the preferred stock of each series shall be such as shall be stated in any such resolution or resolutions. Denbury’s board of directors is also authorized to fix and determine, with respect to such preferred stock, (i) the powers, designations, preferences and relative, participating, optional or other rights, including, without limitation, voting powers, (ii) the full or limited, preferential rights to receive dividends or assets upon liquidation, (iii) the rights of conversion or exchange into common stock, preferred stock of any series or other securities and (iv) any right to exchange or convert shares into common stock, preferred stock of any series or other securities, or redemption provision or sinking fund provisions, as between series and as between the preferred stock or any series thereof and the common stock.

Preemptive Rights

Under New Jersey law, shareholders of corporations organized prior to January 1, 1969 have preemptive rights unless the certificate of incorporation provides otherwise.

ExxonMobil’s restated certificate of incorporation provides that shareholders do not have preemptive rights.

Under Delaware law, stockholders of a corporation do not have preemptive rights to subscribe for or purchase any additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the charter.

The Denbury charter provides that no stockholder shall be entitled to preemptive rights.

Number of Directors

Under the ExxonMobil restated certificate of incorporation and by-laws, the board of directors must consist of not less than 10 nor more than 19 members, as may be fixed from time to time by resolution of the ExxonMobil board of directors.

ExxonMobil’s board of directors currently has twelve members.

The Denbury bylaws provide that the number of directors constituting the full board shall be not less than three nor more than 15 directors. The number of directors constituting the full board of directors shall be as specified by resolution of the Denbury board of directors from time to time.

Denbury’s board of directors currently consists of eight members.

Election of Directors	New Jersey law provides that except as otherwise provided in the corporation’s certificate of	Pursuant to the Denbury charter, at any meeting of stockholders at which directors are to be elected and at

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incorporation or bylaws, directors are elected by a plurality of the votes cast at an election. Because ExxonMobil’s restated certificate of incorporation and by-laws include no additional provisions in this regard, New Jersey law applies without modification. This means that the director nominee with the most votes for a particular seat is elected for that seat. ExxonMobil’s corporate governance guidelines (which can be found on ExxonMobil’s Internet website, http://www.exxonmobil.com, under the “Corporate Governance” tab within the dropdown menu available under the “Investors” tab, and then within the section labeled “Guidelines and additional policies”), state that in any non-contested election of directors, any director nominee who receives a greater number of votes “against” his or her election than votes “for” such election must tender his or her resignation. Within 90 days after certification of the election results, the ExxonMobil board of directors will decide, through a process managed by ExxonMobil’s Nominating and Governance Committee and excluding the nominee in question, whether to accept the resignation. Absent a compelling reason for the director to remain on the ExxonMobil board of directors, the ExxonMobil board of directors will accept the resignation. The ExxonMobil board of directors will promptly disclose its decision and, if applicable, the reasons for rejecting the tendered resignation on a Form 8-K filed with the SEC.

which a quorum is present, each director to be elected shall be elected by the vote of the majority of the votes cast with respect to the nominee at such meeting; provided, however, that at any meeting of stockholders at which directors are to be elected and at which a quorum is present, the directors shall be elected by the vote of a plurality of votes cast in the election of directors if Denbury receives a stockholder nomination for election to the board of directors in compliance with the advance notice requirements for stockholder nominees for director election.

A majority of the votes cast means that the number of shares voted “FOR” a nominee’s election must exceed the number of shares voted “AGAINST” together with the number of shares withheld for such nominee’s election, and abstentions shall not be counted as votes cast.

Filling Vacancies on the Board of Directors

Any vacancy occurring on the ExxonMobil board of directors, however caused, may be filled by the affirmative vote of a majority of the remaining directors even though less than a quorum, or by a sole remaining director.

Under New Jersey law, if there are no directors in office, any shareholder or

Any vacancy on the Denbury board of directors resulting from death, resignation, removal or other cause, shall only be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, or by a sole remaining director.

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the executor or administrator of a deceased shareholder may call a special meeting of shareholders for the election of directors and, over his own signature, shall give notice of said meeting in accordance with New Jersey law and as described below under “—Notice of Meeting of Stockholders.”

Newly created directorships resulting from any increase in the number of directors shall be filled by the board of directors, or if not so filled, by the stockholders at the next annual meeting or at a special meeting called for that purpose.

Removal of Directors	New Jersey law allows shareholders to remove directors for cause or, unless the certificate of incorporation provides otherwise, without cause, in each case by the affirmative vote of the majority of votes cast by the holders of shares entitled to vote. Because the ExxonMobil restated certificate of incorporation includes no additional provisions in this regard, ExxonMobil shareholders may remove directors with or without cause. In addition, the ExxonMobil restated certificate of incorporation allows the removal of a director for cause by a majority of the directors then in office if, in the judgment of such majority, the director’s continuation in office would be harmful to the corporation. The ExxonMobil board of directors may suspend a director pending a final determination that cause for removal exists.	The Denbury bylaws provide that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote on such matter.

Special Meetings of Directors	The ExxonMobil by-laws provide that special meetings of the ExxonMobil board of directors may be called at the direction of the chairman of the board, of the president or of any vice president who is a member of the board, or, in the absence of such officers, at the direction of any one of the directors. Any such meeting shall be held on such date and at such time and place as may be designated in the notice of the meeting.	The Denbury bylaws provide that special meetings of the board of directors may be called by the chairman of the board, chief executive officer, or president, and shall be called by the chief executive officer, president, or secretary on the written request of at least three directors then in office, unless the board of directors consists of fewer than three directors, in which case special meetings shall be called in like manner and on like notice on the written request of all directors then in office.

Director Nominations by Stockholders	New Jersey law requires that the written notice of any annual meeting	The Denbury bylaws provide that nominations of persons for election to

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specify the purpose or purposes of the meeting. Therefore, business conducted at an ExxonMobil annual shareholder meeting is limited to the business specified in the meeting notice.

The ExxonMobil by-laws provide that nominations of persons for election to the board of directors at any annual meeting of shareholders may be made only: (A) pursuant to the corporation’s notice of meeting (or any supplement thereto) (B) by or at the direction of the board of directors, (C) by any shareholder of the corporation who is a shareholder of record at the time of giving of notice provided for in Section 9(a)(ii) of the ExxonMobil by-laws and at the time of the annual meeting, who is entitled to vote at the meeting and who complies with the procedures and information requirements set forth in the ExxonMobil by-laws or (D) in accordance with the Proxy Access by-Law.

the board of directors by the stockholders may be made for consideration and voting at an annual meeting of stockholders only (A) pursuant to the corporation’s notice of meeting (or any supplement thereto), (B) by or at the direction of the board of directors, or (C) by any stockholder (x) who was a stockholder of record at the time the notice provided for in Section 2.12(a)(ii) and Section 2.12(a)(iii) of the Denbury bylaws is delivered to the secretary, on the record date for the determination of stockholders entitled to vote at the meeting and on the meeting date; (y) who is entitled to vote at the meeting upon such election of directors or upon such business, as the case may be; and (z) who complies with the notice procedures set forth in the Section 2.12(a)(ii) and Section 2.12(a)(iii) of the Denbury bylaws.

Stockholder Proposals (Other than Director Nominations)

New Jersey law requires that the written notice of any annual meeting specify the purpose or purposes of the meeting. Therefore, business conducted at an ExxonMobil annual shareholder meeting is limited to the business specified in the meeting notice.

The ExxonMobil by-laws provide that the proposal of business (other than matters properly brought under Rule 14a-8 promulgated under the Exchange Act) at an annual meeting of shareholders may be made only: (A) pursuant to the corporation’s notice of meeting (or any supplement thereto) (B) by or at the direction of the board of directors, or (C) by any shareholder of the corporation who is a shareholder of record at the time of giving of notice provided for in Section 9(a)(ii) of the ExxonMobil by-laws and at the time of the annual

The Denbury bylaws provide that the proposal of business to be considered by the stockholders may be made for consideration and voting at an annual meeting of stockholders only (A) pursuant to the corporation’s notice of meeting (or any supplement thereto), (B) by or at the direction of the board of directors, or (C) by any stockholder (x) who was a stockholder of record at the time the notice provided for in Section 2.12(a)(ii) and Section 2.12(a)(iii) of the Denbury bylaws is delivered to the secretary, on the record date for the determination of stockholders entitled to vote at the meeting and on the meeting date; (y) who is entitled to vote at the meeting upon such election of directors or upon such business, as the case may be; and (z) who complies with the notice procedures set forth in the Section 2.12(a)(ii) and

	ExxonMobil Shareholder Rights	Denbury Stockholder Rights
	meeting, who is entitled to vote at the meeting and who complies with the procedures and information requirements set forth in the ExxonMobil by-laws.	Section 2.12(a)(iii) of the Denbury bylaws.

Stockholder Action by Written Consent	New Jersey law provides that, except as otherwise stated in the certificate of incorporation, shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize a permitted or required action at a meeting at which all shareholders entitled to vote were present and voting may act by written consent without a meeting, except in regard to the annual election of directors, which may be by written consent only if unanimous. The ExxonMobil restated certificate of incorporation does not provide otherwise. New Jersey law also provides that such shareholder action may not take effect unless the corporation gives all non-consenting shareholders advance notice of the action consented to, the proposed effective date of the action, and any conditions precedent to such action. Also, under New Jersey law, if the action gives rise to dissenters’ rights, the board of directors must fix a date for the tabulation of consents.	The Denbury bylaws permit any action required or permitted to be taken at any meeting of the stockholders to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Certificate of Incorporation Amendments

New Jersey law provides that a corporation may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired so long as the amendment contains only such provisions as might lawfully be contained in an original certificate of incorporation filed at the time of making such amendment.

In accordance with New Jersey law and the ExxonMobil restated certificate of incorporation, upon the approval of a proposed amendment to the certificate of incorporation by a majority of the board of directors, shareholders may adopt such amendment by the affirmative vote of

Under the DGCL, an amendment to a corporation’s charter generally requires the approval of the corporation’s board of directors and the holders of a majority of the outstanding stock entitled to vote thereon unless the charter requires a higher vote. In addition, if the proposed amendment would increase or decrease the aggregate number of authorized shares of a class of stock, increase or decrease the par value of the shares of such class or change the powers, preferences or special rights of the shares so as to affect them adversely, the holders of a majority of the outstanding shares of such class

	ExxonMobil Shareholder Rights	Denbury Stockholder Rights
	a majority of the votes cast by holders of shares entitled to vote.	shall be entitled to vote as a class upon the proposed amendment. The Denbury charter explicitly states that any amendments thereto must be made in the manner prescribed by the DGCL.

Bylaw Amendments

Under New Jersey law, the initial bylaws of a corporation are adopted by the board of directors at its organization meeting. Thereafter, the board of directors has the power to make, alter and repeal bylaws unless such power is reserved to the shareholders in the certificate of incorporation, but bylaws made by the board of directors may be altered or repealed, and new bylaws made, by the shareholders. The shareholders may prescribe in the bylaws that any by-law made by them may not be altered or repealed by the board of directors. Whenever any amendment to the bylaws is to be adopted by the shareholders, it must be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon, unless a greater plurality is required by the certificate of incorporation or New Jersey law.

ExxonMobil’s by-laws give the board of directors the power to make, alter and repeal the by-laws, but by-laws made by the board may be altered or repealed, and new by-laws made, by the shareholders. ExxonMobil’s restated certificate of incorporation does not contain any provision requiring a greater vote of shareholders to amend any of its by-law provisions than is set forth under New Jersey law.

Under the DGCL, bylaws may be adopted, amended or repealed by the stockholders entitled to vote, and by the board of directors if the corporation’s certificate of incorporation confers the power to adopt, amend or repeal the corporation’s bylaws upon the directors.

The Denbury bylaws may be altered, amended or repealed, or new bylaws may be adopted, by the affirmative vote of a majority of directors then in office, voting in favor thereof, at any meeting of the board of director.

In addition, the stockholders shall have the power to adopt, amend, or repeal any provisions of the bylaws by an affirmative vote of the holders of a majority of shares having voting power present in person or represented by proxy at a meeting of stockholders.

Special Meetings of Stockholders	Special meetings of the shareholders may be called by the board of directors, the chairman of the board, the president, or by the secretary of the corporation pursuant to Article I, Section 3(b) of the ExxonMobil	Special meetings of stockholders shall be called only (i) by the board of directors pursuant to a resolution approved by a majority of the directors then in office, or (ii) by the secretary of the corporation, following his receipt at the principal executive

	ExxonMobil Shareholder Rights	Denbury Stockholder Rights

by-laws, and may not be called by any other person.

A special meeting of shareholders shall be called by the secretary of ExxonMobil at the written request or requests (“Special Meeting Request”) of holders of record of at least 15% of the voting power of the outstanding capital stock of the corporation, entitled to vote on the matter or matters to be brought before the proposed special meeting.

Except as may otherwise be permitted by the New Jersey Business Corporation Act, a Special Meeting Request must be delivered by hand or by registered U.S. mail, postage prepaid, return receipt requested, or courier service, postage prepaid, to the attention of the secretary of ExxonMobil at its principal executive offices. A Special Meeting Request to the secretary shall be signed and dated by each shareholder of record and each beneficial owner, if any, on whose behalf the Special Meeting Request is being made (or a duly authorized agent of such shareholder or owner) requesting the special meeting.

A special meeting requested by shareholders in accordance with the ExxonMobil by-laws will be held on such date and at such time as may be fixed by the board of directors in accordance with the by-laws; provided, however, that the date of any such special meeting shall not be more than 120 days after a Special Meeting Request that satisfies the requirements of Section 3 of Article I of the ExxonMobil by-laws is received by the secretary.

offices of one or more special meeting demand(s) by or on behalf of holders of record of at least 25% of the aggregate voting power of the then issued and outstanding shares.

Notice of Meetings of Stockholders	ExxonMobil’s by-laws provide that, except as otherwise provided by statute, written notice of every meeting of shareholders must be given	The Denbury bylaws provide that notice of any annual or special meeting of stockholders, stating the place (if any), date, and time of the meeting, as well as the record date for

	ExxonMobil Shareholder Rights	Denbury Stockholder Rights

not less than 10 nor more than 60 days before the date of the meeting.

New Jersey law requires that the written notice of any shareholder meeting specify the purpose or purposes of the meeting. Under the ExxonMobil by-laws, business conducted at shareholder meetings is limited to the business specified in the meeting notice.

determining stockholders entitled to vote at the meeting, and the means of remote communication (if any) by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given to each stockholder entitled to notice, not less than 10 nor more than 60 days before the date of the meeting.

Notice of special meetings of stockholders shall also include the purpose or purposes for which the meeting is called. Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice.

Limitation of Personal Liability of Directors	The ExxonMobil restated certificate of incorporation limits the personal liability of the directors and officers of ExxonMobil to the fullest extent permitted by law. New Jersey law permits a domestic corporation to eliminate the liability of directors or officers to the corporation or its shareholders for the breach of any duty owed to the corporation or its shareholders, except for any breach of duty based upon an act or omission (i) in breach of such person’s duty of loyalty to the corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law or (iii) resulting in receipt by the person of an improper personal benefit. In this context, an act or omission in breach of a director or officer’s duty of loyalty is defined as an act or omission which the director or officer knows or believes to be contrary to the best interests of the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest.

The Denbury charter provides that no director shall be personally liable to the corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director, provided that the Denbury charter does not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as amended from time to time, or (iv) for any transaction from which the director derived an improper personal benefit.

The Denbury charter also states that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Indemnification of Directors and Officers	The ExxonMobil by-laws provide for (i) the indemnification of its current or former directors and officers to the fullest extent permitted by law, and	Under the DGCL, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware

ExxonMobil Shareholder Rights	Denbury Stockholder Rights

(ii) the advancement of expenses (including attorneys’ fees) upon receipt of an undertaking to repay such amounts if it is ultimately determined that the director or officer or former director or officer is not entitled to indemnification

New Jersey law provides that a domestic corporation may indemnify a corporate agent (generally defined as any person who is or was a director, officer, employee or agent of the corporation or of any constituent corporation absorbed by the corporation in a consolidation or merger and any person who is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the request of the corporation, or any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent) against such person’s expenses and liabilities in connection with any proceeding involving the corporate agent by reason of being or having been such a corporate agent (other than a proceeding by or in the right of the corporation) if the corporate agent (i) acted in good faith and in a manner the agent reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) with respect to any criminal proceeding, had no reasonable cause to believe the conduct at issue was unlawful.

New Jersey law also permits indemnification of a corporate agent against expenses incurred in connection with a derivative action which involves the corporate agent, if the corporate agent acted in good faith and in a manner the corporate agent reasonably believed to be in or not opposed to the best interests of the corporation. However, in such proceeding, no indemnification shall be provided in respect of any claim, issue or matter as to which the corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing and to act in good faith and in a manner that directors reasonably believe to be in the best interests of the corporation and its stockholders, and the duty of care requires directors in managing the corporation’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

The Denbury charter provides for the indemnification of each person who at any time is or was a director or officer of the corporation, and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, whether the basis of such proceeding is an alleged action in such person’s official capacity or in another capacity while holding such office, to the fullest extent authorized by the DGCL.

The Denbury charter also authorizes the advancement of any expenses actually and reasonably incurred or suffered by such person (including, without limitation, court costs and attorneys’ fees, judgments, fines, excise taxes or penalties, and amounts paid or to be paid in settlement thereof).

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corporate agent is adjudged to be liable to the corporation, unless and only to the extent that the Superior Court of the State of New Jersey (or the court in which the proceeding was brought) determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, the corporate agent is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

New Jersey law requires a corporation to indemnify a corporate agent for such corporate agent’s expenses to the extent that such corporate agent has been successful on the merits or otherwise in any proceeding referred to above, or in defense of any claim, issue or matter therein. Except as required by the previous sentence, no indemnification may be made or expenses advanced, and none may be ordered by a court, if such indemnification or advancement would be inconsistent with (i) a provision of the corporation’s certificate of incorporation, (ii) its bylaws, (iii) a resolution of the board of directors or of the corporation’s shareholders, (iv) an agreement or other proper corporate action in effect at the time of the accrual of the alleged cause of action asserted in the proceeding, which prohibits, limits or otherwise conditions the exercise of indemnification powers by the corporation or the rights of indemnification to which a corporate agent may be entitled.

The indemnification and advancement of expenses permitted by New Jersey law do not exclude any other rights to which the corporate agent may be entitled under the corporation’s certificate of incorporation, its bylaws, an agreement, vote of shareholders, or otherwise; provided that no indemnification is permitted if a

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judgment or other final adjudication adverse to the corporate agent establishes that the corporate agent’s acts or omissions (i) were in breach of his duty of loyalty to the corporation or its shareholders, (ii) were not in good faith or involved a knowing violation of law or (iii) resulted in receipt by the corporate agent of an improper personal benefit.

Expenses incurred by a corporate agent in connection with a proceeding may be paid by the corporation in advance of the final disposition of such proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it is ultimately determined that the corporate agent is not entitled to be so indemnified.

Dividends

New Jersey law generally provides that a corporation may, from time to time, by resolution of its board of directors, pay dividends on its shares unless, after giving effect to such dividend (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation’s total assets would be less than its total liabilities.

The ExxonMobil restated certificate of incorporation provides that the board of directors is authorized to determine whether the holders of any class or series of preferred stock are entitled to cumulative, non-cumulative or partially cumulative dividends or to no dividends and, with respect to shares entitled to dividends, the dividend rate or rates (which may be fixed or variable) and any other terms and conditions relating to such dividends.

Section 170 of the DGCL provides that the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. If the capital of the corporation will have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation will not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets will have been repaired.

The Denbury bylaws provide that any, dividends may be declared by the

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board of directors at any regular or special meeting, pursuant to the DGCL. Dividends may be paid in cash, in property, or in shares, in each case only out of funds available for the payment of dividends as provided by law. Any dividends declared upon shall be payable on such date or dates as the board of directors shall determine.

Before payment of any dividend, the Denbury board of directors may set aside out of any funds available for dividends such sum or sums as the board of directors from time to time, in its absolute discretion, thinks proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the board of directors shall think conducive to the interest of the corporation.

Shareholders’ Rights of Dissent and Appraisal

Under New Jersey law, dissenters’ rights are available in connection with (A) a merger or consolidation to which the corporation is a party or (B) any sale, lease or exchange or other disposition of all or substantially all of a corporation’s assets other than in the usual or regular course of business. A New Jersey corporation may provide in its certificate of incorporation that shareholders will have dissenters’ rights even in cases where the exceptions to the availability of such rights discussed below exist. ExxonMobil’s restated certificate of incorporation does not provide for such additional rights.

New Jersey law does not confer appraisal rights to shareholders in connection with:

•  (i) a merger or consolidation in which the corporation is a party if the merger does not require shareholder approval (under New Jersey law

Under the DGCL, stockholders of a Delaware corporation who have neither voted in favor of nor have consented in writing to certain mergers or consolidations to which the corporation is a party and who have otherwise met the requirements set forth in Section 262 of the DGCL are entitled to demand appraisal of the fair value of their shares pursuant to, and in compliance with procedures set forth in, Section 262 of the DGCL. However, Delaware law does not provide for appraisal rights if the shares of the corporation are listed on a national securities exchange or held of record by more than 2,000 holders or the corporation will be the surviving corporation of the merger and approval of the merger does not require the vote of the stockholders of the surviving corporation under Section 251(f) of the DGCL. Notwithstanding the foregoing, stockholders of Delaware corporations are entitled to appraisal rights in the

ExxonMobil Shareholder Rights	Denbury Stockholder Rights

shareholder approval for a merger or consolidation is required if the plan of merger amends the certificate of incorporation, the merger affects the outstanding shares of the surviving corporation or, if the number of voting or participating shares issued in connection with the merger or consolidation, when combined with shares already outstanding, would exceed by more than 40% the number of those shares outstanding immediately before the merger; (ii) the merger of the corporation into a wholly owned subsidiary if certain conditions are met; (iii) (A) a merger or consolidation in which the corporation is a party or (B) a share exchange if (x) the shares held by the corporation’s shareholders are listed on a national securities exchange or are held of record by at least 1,000 holders or (ii) in the case of a merger or consolidation, the corporation’s shareholders will receive (I) cash, (II) shares, obligations or other securities that will either be listed on a national securities exchange or held of record by not less than 1,000 holders or (III) a combination thereof; (iv) a sale, lease, exchange or other disposition of all or substantially all of a corporation’s assets if the shares held by the corporation’s shareholders are listed on a national securities exchange or are held of record by at least case of a merger or consolidation if the agreement of merger or consolidation requires stockholders to accept in exchange for its shares anything other than (w) shares or depository receipts of another corporation which at the date the merger or consolidation is completed will be either listed on a national securities exchange or held of record by more than 2,000 holders, (x) shares of stock or depositary receipts of the surviving corporation in the merger or consolidation, (y) cash in lieu of fractional shares or (z) any combination of the foregoing.

Neither the Denbury charter nor the Denbury bylaws address appraisal rights or dissenters’ rights.

	ExxonMobil Shareholder Rights	Denbury Stockholder Rights

1,000 holders; (v) a dissolution transaction in which substantially all of a corporation’s net assets are to be distributed to its shareholders within one year after the date of the transaction, so long as the transaction is wholly for cash, shares, obligations or other securities which will be listed on a national securities exchange or held of record by not less than 1,000 holders or a combination thereof; or (vi) from a sale pursuant to an order of a court having jurisdiction.

Neither the ExxonMobil restated certificate of incorporation nor the ExxonMobil by-laws address appraisal rights or dissenters’ rights.

Anti-Takeover Provisions	New Jersey law restricts the ability of certain persons to acquire control of a New Jersey corporation. In general, a corporation organized under the laws of New Jersey with its principal executive offices or significant business operations located in New Jersey (a “resident domestic corporation”) may not engage in a “business combination” with an “interested shareholder” for a period of five years following the date such shareholder first becomes an interested shareholder (“stock acquisition date”) unless (i) the business combination is approved by the board of directors prior to the stock acquisition date or (ii) the transaction or series of related transactions which caused the person to become an interested shareholder was approved by the board of directors of that resident domestic corporation prior to that interested shareholder’s stock acquisition date and any subsequent business combinations with that interested	Section 203 of the DGCL prevents a corporation from entering into a Business Combination (as defined below) with an Interested Stockholder (as defined below) for a period of three years following the time an Interested Stockholder becomes such, unless (A) prior to such time the board of directors of the corporation has approved such Business Combination or the transaction in which an Interested Stockholder became such; (B) the transaction in which an Interested Stockholder became such resulted in such stockholder owning more than 85% of the corporation’s voting stock (subject to certain exclusions); or (C) at or subsequent to the time of the transaction in which an Interested Stockholder becomes such, the Business Combination is approved by the board of directors of the corporation and authorized by two-thirds of the outstanding voting stock at an annual or special meeting (and not by written consent),

ExxonMobil Shareholder Rights	Denbury Stockholder Rights

shareholder are approved by the board of directors of that resident domestic corporation, provided that any such subsequent business combination is approved by (1) the board of directors, or a committee of that board, consisting solely of persons who are not employees, officers, directors, shareholders, affiliates or associates of that interested shareholder (“independent directors”), and (2) the affirmative vote of the holders of a majority of the voting stock not beneficially owned by such interested shareholder.

Covered “business combinations” include certain mergers, dispositions of assets or shares and recapitalizations. An interested shareholder is generally (i) a shareholder that beneficially owns at least 10% of the voting power of a corporation’s outstanding shares or (ii) an affiliate or associate of the corporation that held a 10% or greater beneficial ownership interest in the corporation at any time within the prior five years.

In addition, after the prohibition during the first five years, a resident domestic corporation may not engage in a business combination with the interested shareholder other than (i) a business combination approved by the board of directors prior to the interested stockholder’s stock acquisition date; (ii) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by such interested shareholder; (iii) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by such interested shareholder from the date the entity became an interested shareholder; or (iv) a business excluding the stock owned by the Interested Stockholder.

Section 203 of the DGCL defines “Business Combination” as, inter alia, (a) merger or consolidation with an Interested Stockholder, (b) sale, exchange or other disposition to or with an Interested Stockholder of 10% or more of the aggregate market value of either the assets on a consolidated basis or the outstanding stock of the corporation and (c) any receipt by an Interested Stockholder of financial benefits (except proportionately as a stockholder) by or through the corporation other than those expressly permitted by the DGCL. Holding company mergers authorized by Section 251(g) of the DGCL are excluded from the definition of “Business Combination.”

Section 203 of the DGCL defines “Interested Stockholder” as any person or an affiliate of any such person (other than the corporation or any of its majority-owned subsidiaries) that beneficially (A) owns 15% or more of the outstanding voting stock of the corporation or (B) owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years, subject to certain exceptions.

	ExxonMobil Shareholder Rights	Denbury Stockholder Rights

combination approved by the independent directors and the affirmative vote of the holders of a majority of the voting stock not beneficially owned by such interested shareholder if the transaction or series of related transactions with the interested shareholder which caused the person to become an interested shareholder was approved by the board prior to the consummation of such transaction or series of transactions.

A resident domestic corporation may not opt out of the foregoing provisions.

	There is no super-majority voting, fair price or similar provision in the ExxonMobil restated certificate of incorporation.	Denbury has opted out of Section 203 of the DGCL.

Stockholder Vote on Fundamental or Extraordinary Corporate Transactions

New Jersey law provides that in the case of a corporation organized prior to January 1, 1969, a sale, lease, exchange or other disposition of all or substantially all of a corporation’s assets not in the usual and regular course of its business, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation generally requires the affirmative vote of the corporation’s board of directors and the affirmative vote of two-thirds of the votes cast by shareholders entitled to vote thereon, unless the corporation adopts by the affirmative vote of two-thirds of the votes cast by the holders of shares entitled to vote thereon a majority voting requirement.

ExxonMobil shareholders have previously adopted a majority voting requirement by the requisite shareholder approval, and the ExxonMobil restated certificate of incorporation provides that the following shareholder actions may be taken by the affirmative vote of a majority of the votes cast by the holders of shares of the corporation

Neither the Denbury charter nor the Denbury bylaws contains voting requirements for approval of mergers, sales or other fundamental or extraordinary corporate transactions that differ from those related to ordinary course corporate actions.

	ExxonMobil Shareholder Rights	Denbury Stockholder Rights
entitled to vote: (i) the adoption by shareholders of a proposed amendment of the certificate of incorporation; (ii) the adoption by shareholders of a proposed plan of merger or consolidation; (iii) the approval by shareholders of a sale, lease, exchange, or other disposition of all, or substantially all, of the assets of the corporation otherwise than in the usual and regular course of business as conducted by the corporation; and (iv) dissolution of the corporation.

Exclusive Forum

Under New Jersey law, a corporation may provide in its by-laws that the federal and state courts in New Jersey shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action by one or more shareholders asserting a claim of a breach of fiduciary duty owed by a director or officer, or former director or officer, to the corporation or its shareholders, or a breach of the certificate of incorporation or by-laws, (iii) any action brought by one or more shareholders asserting a claim against the corporation or its directors or officers, or former directors or officers, arising under the certificate of incorporation or New Jersey law, (iv) any other state law claim, including a class action asserting a breach of a duty to disclose, or a similar claim, brought by one or more shareholders against the corporation, its directors or officers, or its former directors or officers or (v) any other claim brought by one or more shareholders which is governed by the internal affairs or an analogous doctrine.

There is no exclusive forum provision in the ExxonMobil by-laws.

Unless Denbury consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state or federal court located within the State of Delaware) and any appellate court therefrom will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit, or proceeding brought on behalf of Denbury, (ii) any action, suit, or proceeding asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any current or former director, officer, employee, agent or stockholder of Denbury to Denbury or Denbury’s stockholders, creditors or other constituents, (iii) any action, suit, or proceeding asserting a claim against Denbury or any current or former director, officer, employee, agent or stockholder of Denbury arising pursuant to, or seeking to enforce any right, obligation, or remedy under, any provision of the DGCL, the Denbury charter, or the Denbury bylaws, (iv) any action, suit, or proceeding to interpret, apply, enforce or determine the validity of the Denbury charter or the Denbury bylaws, (v) any action, suit, or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of

ExxonMobil Shareholder Rights	Denbury Stockholder Rights

Delaware, or (vi) any action, suit, or proceeding asserting a claim against Denbury or any current or former director, officer, employee, or stockholder of Denbury either (x) governed by the internal affairs doctrine or (y) asserting an “internal corporate claim” as such term is defined in the DGCL.

Likewise, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

SECURITY OWNERSHIP OF CERTAIN DENBURY BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of Denbury common stock as of July 31, 2023 (except as to stockholders listed below as owning 5% or more of Denbury’s outstanding common stock), by (i) each person who is known to Denbury to beneficially own more than 5% of the outstanding shares of Denbury common stock, (ii) each Denbury named executive officer, (iii) each Denbury director and (iv) all current Denbury directors and named executive officers as a group. Unless otherwise indicated, all persons named as beneficial owners of Denbury common stock have sole voting power and sole investment power with respect to the shares indicated as owned by them. In addition, unless otherwise indicated, the address for each person named below is c/o Denbury Inc., 5851 Legacy Circle, Suite 1200, Plano, Texas 75024.

Name and Address of Beneficial Owner	Number of Shares of Denbury Common Stock Beneficially Owned(1)		Percentage of Denbury Common Stock Beneficially Owned(2)
DIRECTORS AND NAMED EXECUTIVE OFFICERS(4):
Kevin O. Meyers	5,831	(3) (4) (8)	*
Anthony M. Abate	3,887	(8)	*
Caroline G. Angoorly	3,887	(8)	*
James N. Chapman	3,887	(8)	*
Lynn A. Peterson	3,887	(3) (8)	*
Brett R. Wiggs	3,887	(8)	*
Cindy A. Yeilding	3,887	(8)	*
Christian S. Kendall	42,723	(3) (4) (5) (6) (8)	*
Mark C. Allen	20,517	(3) (4) (5) (6) (8)	*
James S. Matthews	10,685	(4) (5) (6) (8)	*
David E. Sheppard	12,005	(3) (4) (5) (6) (7) (8)	*
All current directors and executive officers as a group (11 persons)	115,083	(8)	*

STOCKHOLDERS OWNING MORE THAN 5%:
The Vanguard Group(9) 100 Vanguard Blvd. Malvern, PA 19355	4,816,289		9.5%
FMR LLC(10) 245 Summer Street Boston, MA 02210	4,450,325		8.7%
The Goldman Sachs Group, Inc. (11) 200 West Street New York, NY 10282	3,878,261		7.6%
Blackrock, Inc.(12) 55 East 52nd Street New York, NY 10055	3,556,803		7.0%

*	Indicates less than 1%.
(1)

Beneficial ownership reported in the table has been determined according to SEC regulations and includes shares that may be acquired within 60 days after July 31, 2023 upon the exercise of Denbury equity awards.

(2)	Based on 50,902,023 shares of Denbury common stock outstanding as of July 31, 2023.
(3)

Includes Series B Warrants beneficially owned in the following amounts: Dr. Meyers (748); Mr. Kendall (3,568); Mr. Allen (3,597); and Mr. Sheppard (347). Each Series B Warrant may currently be exercised for one share of Denbury common stock at an exercise price of $35.41 per share until September 18, 2023, at which time the Series B Warrants expire.

(4)	Includes shares acquired through Denbury’s employee stock purchase plan in the following amounts: Mr. Kendall (483), Mr. Allen (349) and Mr. Matthews (524).
(5)	Includes restricted stock granted on March 7, 2022, which vests ratably on March 7, 2024 and 2025, as follows:

Name	Restricted Stock
Christian S. Kendall	15,119
Mark C. Allen	6,432
James S. Matthews	3,133
David E. Sheppard	2,626

(6)	Includes restricted stock granted on March 7, 2023, which vests ratably over a three-year period, as follows:

Name	Restricted Stock
Christian S. Kendall	22,398
Mark C. Allen	8,130
James S. Matthews	5,422
David E. Sheppard	7,073

(7)	Includes 1,104 shares of unvested unrestricted stock granted on June 1, 2022, to Mr. Sheppard in connection with his promotion to Chief Operating Officer, which vests ratably on June 1, 2024 and 2025.
(8)

The table above does not include shares related to fourth quarter 2020 post emergence grants scheduled to be issued within 30 days after December 4, 2023 upon settlement of performance stock units (“Denbury PSUs”), which vested in March 2021, and Denbury RSUs, two-thirds of which have vested as of December 2022, and the remaining one-third of which will vest on December 4, 2023. Holders of the Denbury PSUs and Denbury RSUs below have no rights as stockholders of Denbury with respect to any shares of stock that may become deliverable thereunder unless and until the holder has become the holder of record of such shares of stock. As of July 31, 2023, our executive officers and directors held the following number of vested Denbury PSUs and Denbury RSUs (vested and unvested), each of which represents the right to receive one share of the Denbury common stock:

Name	Vested PSUs	Vested RSUs	Unvested RSUs	Total
Christian S. Kendall	362,242	241,210	124,501	727,953
Mark C. Allen	135,791	90,562	46,688	273,041
James S. Matthews	71,247	47,544	24,512	143,303
David E. Sheppard	67,817	45,280	23,344	136,441
Kevin O. Meyers	—	30,559	15,280	45,839
Anthony M. Abate	—	20,372	10,187	30,559
Caroline G. Angoorly	—	20,372	10,187	30,559
James N. Chapman	—	20,372	10,187	30,559
Lynn A. Peterson	—	20,372	10,187	30,559
Brett R. Wiggs	—	20,372	10,187	30,559
Cindy A. Yeilding	—	6,484	3,242	9,726
All of the executive officers and directors as a group	637,097	563,499	288,502	1,489,098

(9)

Based on a Schedule 13G/A filed with the SEC on February 9, 2023, wherein The Vanguard Group (“Vanguard”) reported beneficial ownership of 4,816,289 shares of Denbury common stock as of December 31, 2022. Vanguard reported sole dispositive power as to 4,685,971 of the shares, shared dispositive power as to 130,018 of the shares and shared voting power as to 85,621 of the shares.

(10)

Based on a Schedule 13G/A filed with the SEC on August 10, 2023, wherein FMR LLC (“FMR”) reported beneficial ownership of 4,450,325 shares of Denbury common stock as of August 9, 2023. FMR reported sole dispositive power as to 4,450,325 of the shares and sole voting power as to 4,426,733 of the shares.

(11)

Based on a Schedule 13G filed with the SEC on February 14, 2023, wherein The Goldman Sachs Group, Inc. (“Goldman”) reported beneficial ownership of 3,878,261 shares of Denbury common stock as of December 31, 2022. Goldman reported shared dispositive power as to 3,875,347 of the shares and shared voting power as to 3,875,186 of the shares.

(12)

Based on a Schedule 13G/A filed with the SEC on January 31, 2023, wherein BlackRock, Inc. (“Blackrock”) reported beneficial ownership of 3,556,803 shares of Denbury common stock as of December 31, 2022. Blackrock reported sole dispositive power as to 3,556,803 of the shares and sole voting power as to 3,488,031 of the shares.

EXPERTS

The financial statements of Exxon Mobil Corporation and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to Exxon Mobil Corporation’s Annual Report on Form 10-K for the year ended December 31, 2022 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Denbury Inc. (Successor) and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to Denbury Inc.’s Annual Report on Form 10-K for the year ended December 31, 2022 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Denbury Inc.’s adoption of fresh start accounting as a result of its emergence from bankruptcy as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Denbury Resources Inc. (Predecessor) incorporated in this proxy statement/prospectus by reference to Denbury Inc.’s Annual Report on Form 10-K for the year ended December 31, 2022 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Denbury Resources Inc.’s adoption of fresh start accounting as a result of its emergence from bankruptcy as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Certain information contained in the documents Denbury includes and incorporates by reference into this prospectus with respect to the oil and natural reserves associated with Denbury’s natural gas and oil prospects is derived from the reports of DeGolyer and MacNaughton, independent petroleum engineers located in Dallas, Texas, and has been incorporated by reference into this proxy statement/prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports. With respect to Denbury’s Annual Report on Form 10-K for the year ended December 31, 2022, the information derived from the reports of DeGolyer and MacNaughton is included under “Item 1. Business and Properties”, “Item 2. Properties” and “Unaudited Supplementary Information” of the Notes to Consolidated Financial Statements.

LEGAL MATTERS

The validity of the shares of ExxonMobil common stock to be issued to Denbury stockholders pursuant to the Merger will be passed upon by James E. Parsons, Esq., ExxonMobil’s Executive Counsel (Corporate and Securities Law).

Certain U.S. federal income tax consequences relating to the transactions will be passed upon for Exxon by Davis Polk and for Denbury by Vinson & Elkins.

FUTURE DENBURY STOCKHOLDER PROPOSALS

If the Merger Agreement is approved by the requisite vote of Denbury’s stockholders and the Merger is completed, Denbury will become a wholly owned subsidiary of ExxonMobil and, consequently, will not hold subsequent annual meetings of its stockholders. After the completion of the Merger, Denbury stockholders would be entitled to participate, as stockholders of ExxonMobil following the Merger, in the annual meetings of the stockholders of ExxonMobil. ExxonMobil and Denbury currently expect to complete the Merger in the fourth quarter of 2023.

If the Merger Agreement is not adopted by the requisite vote of holders of Denbury common stock or if the Merger is otherwise not completed for any reason, Denbury intends to hold an annual meeting of its stockholders in 2024. Denbury’s proxy statement for the 2023 annual meeting of Denbury stockholders contained information regarding presentation of stockholder proposals under Rule 14a-8 or other business or nominations at a 2024 annual meeting of Denbury stockholders.

Stockholder Proposals (Rule 14a-8). To be considered for inclusion in Denbury’s proxy materials for a 2024 annual meeting of Denbury stockholders, stockholder proposals must be received no later than December 20, 2023 (unless the date of the 2024 annual meeting of Denbury stockholders is more than 30 days before or after June 1, 2024, in which cash the proposal must be received a reasonable time before Denbury begins to print and send its proxy materials) by submission in writing to James S. Matthews, Executive Vice President, Chief Administrative Officer, General Counsel and Secretary, 5851 Legacy Circle, Suite 1200, Plano, Texas 75024, and must comply with all provisions of Rule 14a-8. Denbury may exclude from its proxy materials for a 2024 annual meeting of Denbury stockholders any stockholder proposal not received by the deadline described above.

Other Business Proposals or Nominations. A stockholder proposal that is not submitted for inclusion in Denbury’s proxy materials for a 2024 annual meeting of Denbury stockholders, but is instead intended to be presented at the 2024 annual meeting of Denbury stockholders, or a stockholder who intends to submit a candidate for nomination as director at a 2024 annual meeting of Denbury stockholders, must comply with the “advance notice” deadlines in the Denbury bylaws. As such, notice of such business or nominations must be received by Denbury no earlier than February 2, 2024 and no later than March 3, 2024 as set forth more fully in the Denbury bylaws, and must comply with the other requirements set forth in the Denbury bylaws. Such notices must be in writing and received by James S. Matthews, Executive Vice President, Chief Administrative Officer, General Counsel and Secretary, 5851 Legacy Circle, Suite 1200, Plano, Texas 75024, within the “advance notice” deadlines described above.

You may contact Denbury’s corporate secretary at Denbury’s executive offices, 5851 Legacy Circle, Suite 1200, Plano, Texas 75024, for a copy of the relevant provisions of the Denbury bylaws regarding the requirements for making stockholder proposals and nominating director candidates.

WHERE YOU CAN FIND MORE INFORMATION

ExxonMobil has filed a registration statement on Form S-4 to register with the SEC the shares of ExxonMobil common stock to be issued to Denbury stockholders in connection with the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of ExxonMobil in addition to being the proxy statement of Denbury for the Special Meeting. The registration statement, including the attached exhibits and schedules, contains additional relevant information about ExxonMobil and ExxonMobil common stock. The rules and regulations of the SEC allow ExxonMobil and Denbury to omit certain information included in the registration statement from this proxy statement/prospectus.

ExxonMobil and Denbury file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC maintains a website that has reports, proxy and information statements and other information about ExxonMobil and Denbury. The address of that site is https://www.sec.gov. The reports and other information filed by ExxonMobil and Denbury with the SEC are also available at their respective websites, which are https://corporate.exxonmobil.com and https://www.denbury.com. Information on these websites is not part of this proxy statement/prospectus.

The SEC allows ExxonMobil and Denbury to “incorporate by reference” information into this proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/ prospectus or in later filed documents incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that ExxonMobil and Denbury have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of this registration statement and on or prior to effectiveness of this registration statement and after the effectiveness of this proxy statement/prospectus and until the date that the offering is terminated (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about ExxonMobil and Denbury and their respective financial performance.

This prospectus incorporates by reference the documents set forth below previously filed with the SEC:

•	Denbury’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 23, 2023.

•	ExxonMobil’s Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 22, 2023.

•

Denbury’s Current Reports on Form 8-K filed on July 31, 2023 (on Form 8-K/A), July  14, 2023, July  13, 2023, June  6, 2023, May 3, 2023, February 23, 2023 (except for any prospective financial information contained therein) and January 5, 2023 (other than the portions of those documents not deemed to be filed).

•

ExxonMobil’s Current Reports on Form 8-K filed on July 28, 2023, July  13, 2023, July  5, 2023, June  6, 2023, April  28, 2023, April  4, 2023, February  24, 2023, January  31, 2023, January  26, 2023 and January 4, 2023 (other than the portions of those documents not deemed to be filed).

•	Denbury’s Definitive Proxy Statement on Schedule 14A for Denbury’s 2023 annual stockholder meeting, filed on April 18, 2023.

•	ExxonMobil’s Definitive Proxy Statement on Schedule 14A for ExxonMobil’s 2023 annual meeting, filed on April 13, 2023.

•	Denbury’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023, filed on May 4, 2023 and August 4, 2023, respectively.

•	ExxonMobil’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023, filed on May 2, 2023 and August 1, 2023, respectively.

•	Any description of shares of ExxonMobil stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

•	Any description of shares of Denbury stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

ExxonMobil has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to ExxonMobil, and Denbury has supplied all such information relating to Denbury.

Documents incorporated by reference are available from ExxonMobil or Denbury, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this proxy statement/prospectus. ExxonMobil shareholders or Denbury stockholders, as applicable, may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

EXXON MOBIL CORPORATION

22777 Springwoods Village Parkway

Spring, Texas 77389-1425

Attention: Investor Relations

Telephone: (972) 940-6000 (General)

Email: Investor.relations@exxonmobil.com

DENBURY, INC.

5851 Legacy Circle, Suite 1200

Plano, TX 75024

Attention: Investor Relations

Telephone: (972) 673-2000

Email: IR@denbury.com

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Special Meeting. Therefore, if you would like to request documents from ExxonMobil or Denbury, please do so by October 24, 2023 in order to receive them before the Special Meeting.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus to vote on the approval of the Merger Agreement Proposal and the approval of the Advisory Compensation Proposal. Neither ExxonMobil nor Denbury has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus.

If you are in a jurisdiction in which offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

This proxy statement/prospectus is dated September 29, 2023. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to Denbury stockholders nor the issuance of shares of ExxonMobil common stock in the Merger will create any implication to the contrary.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

July 13, 2023

by and among

DENBURY INC.,

EXXON MOBIL CORPORATION,

and

EMPF CORPORATION

A-i

A-ii

Exhibit A – Certificate of Incorporation of Surviving Corporation

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of July 13, 2023 by and among Denbury Inc., a Delaware corporation (the “Company”), Exxon Mobil Corporation, a New Jersey corporation (“Parent”), and EMPF Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).

W I T N E S S E T H :

WHEREAS, the respective boards of directors of the Company, Parent (or a committee thereof) and Merger Sub have approved and declared advisable the acquisition of the Company by Parent by means of a merger of Merger Sub with and into the Company on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the parties hereto intend that the Merger (as defined below) will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury regulations promulgated thereunder (the “Treasury Regulations”) and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal, including any amendments, adjustments, changes, revisions and supplements thereto, from any Third Party relating to, in a single transaction or a series of related transactions, (i) any acquisition or purchase, directly or indirectly, of assets constituting 20% or more of the consolidated assets of the Company and its Subsidiaries or securities constituting 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries with respect to which such Subsidiaries’ assets, individually or in the aggregate, constitute, directly or indirectly, 20% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Third Party beneficially owning 20% or more of any class of equity or voting securities of the Company or (iii) a merger, consolidation, amalgamation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries.

“Action” means any action, cause of action, suit, audit, litigation, arbitration, mediation, complaint, citation, claim (including any crossclaim or counterclaim), demand, subpoena, enforcement action or proceeding (including any civil, criminal, administrative, regulatory, appellate or other proceeding), whether at equity or at law, in contract, in tort or otherwise.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by or is under common control with such Person.

“Antitrust Action” means any action (including divestitures, hold separate arrangements, consent decrees, the termination, assignment, novation or modification of contracts or other business relationships, the acceptance of restrictions on business operations, the entry into other commitments and limitations) with respect to the Company, Parent and their respective Affiliates that is required by any Governmental Authority to provide its approval, consent, registration, permit, authorization, clearance, or other confirmation under Antitrust Laws for the consummation of the transactions contemplated by this Agreement, and litigation with respect to the foregoing.

“Antitrust Laws” means any federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, lessening of competition or restraint of trade, including the HSR Act.

“Applicable Data Protection Laws” means all Applicable Laws relating to data privacy, data protection, cybersecurity and/or data security, including, without limitation, if applicable, the Strengthening American Cybersecurity Act of 2022, the California Consumer Privacy Act of 2018, the California Privacy Rights Act of 2020, the EU General Data Protection Regulation 2016/679 and the equivalent thereof under the laws of the United Kingdom.

“Applicable Data Protection Requirements” means all (i) Applicable Data Protection Laws and (ii) internal and external policies, binding industry standards, and restrictions and requirements contained in any Contract to which the Company or any of its Subsidiaries is bound, in each case, relating to data privacy, data protection, cybersecurity and/or the processing of Personal Information.

“Applicable Law” means, with respect to any Person, any federal, state, local, foreign, international or transnational law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, directive, order, permit, injunction, judgment, award, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding on or applicable to such Person, in each case, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“CCUS Business” means the carbon capture, utilization and storage business of the Company and its Subsidiaries, including the (i) capture or sourcing of carbon dioxide, (ii) transportation of carbon dioxide (including Pipeline infrastructure owned or operated by the Company and its Subsidiaries) and (iii) storage or sequestration of carbon dioxide (including storage or sequestration sites).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor union or other, similar authorized employee representative representing Service Providers.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2022.

“Company 10-Q” means the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2023.

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company 10-Q.

“Company Balance Sheet Date” means March 31, 2023.

“Company Credit Agreement” means that certain Credit Agreement, dated as of September 18, 2020, by and among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties and lenders party thereto from time to time, as amended, supplemented, or otherwise modified from time to time, including by the First Amendment thereto, dated as of November 3, 2021, the Second Amendment thereto, dated as of May 4, 2022, and the Third Amendment thereto, dated as of January 20, 2023.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Sub.

“Company DSU” means a deferred stock unit issued by the Company to a non-employee member of the Company Board pursuant to, or otherwise governed by, the Equity Plan, pursuant to which the holder has a right to receive Company Shares upon the settlement of such unit. “Company DSUs” shall not include any Company RSU or Company TSR Performance Award.

“Company Employee” means any employee of the Company or any of its Subsidiaries.

“Company IP” means any and all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any event, circumstance, development, occurrence, fact, condition, effect or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the condition (financial or otherwise), business, assets, or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any event, change, circumstance, effect, occurrence, condition, state of facts or development to the extent arising or resulting from (A) changes, developments or conditions after the date hereof in the general economic or political conditions in the United States, including in the financial, debt, credit, capital or securities markets, including changes in interest rates, (B) changes generally affecting the industries in which the Company and its Subsidiaries operate, (C) changes or proposed changes in Applicable Law or interpretations thereof or regulatory conditions or any changes in the enforcement thereof, including changes in tax law, interpretations and regulations after the date hereof, (D) changes or proposed changes in GAAP or other accounting standards or interpretations thereof, (E) changes in commodity prices, including the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids, carbon dioxide, methane, nitrous oxide, fluorinated and other “greenhouse” gases, and other commodities, (F) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing, (G) weather conditions or acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, floods or other natural disasters or other comparable events), (H) pandemic (including the COVID-19 pandemic), (I) any change, in and of itself, in the market price or trading volume of the Company’s securities; provided that the exception in this clause shall not prevent or otherwise affect a determination that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause of such change has resulted in, or would reasonably be expected to result in, a Company Material Adverse Effect to the extent not otherwise falling within any of the other exceptions set forth in clauses (A) through (N) hereof, (J) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, financing sources, customers, suppliers, distributors, regulators, partners or other Persons, or any action or claim made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Merger or the other transactions contemplated hereby (it being understood that this clause (J) shall not apply to a breach of any representation or warranty related to the announcement or consummation of the transactions contemplated hereby), (K) any failure of any of the Company or any of its Subsidiaries to meet, with respect to any period or periods, any internal or published projections, forecasts, estimates of earnings or revenues or business plans (but not the underlying facts or basis for such failure to meet projections, forecasts, estimates of earnings or revenues or business plans, which may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect to the extent not otherwise falling within any of the other exceptions set forth in clauses (A) through (N) hereof), (L) any action taken by the Company or any of its Subsidiaries that is expressly required by this Agreement, (M) a Specified Pipeline Event or (N) any Antitrust Actions; provided, however, that if any event, change, circumstance, effect, occurrence, condition, state of facts or development described in any of clauses (A) through (H) has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, such disproportionate effect shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, or (ii) the ability of the Company to consummate the transactions contemplated by, this Agreement.

“Company Restricted Stock” means each unvested restricted Company Share issued by the Company pursuant to, or otherwise governed by, the Equity Plan that vests solely upon the continued service of the holder over a specified period of time.

“Company RSU” means a restricted stock unit issued by the Company pursuant to, or otherwise governed by, the Equity Plan that vests solely upon the continued service of the holder over a specified period of time (including any such unit subject to previously satisfied performance goals), pursuant to which the holder has a right to receive Company Shares after the vesting or lapse of restrictions applicable to such unit. “Company RSUs” shall not include any Company DSU or Company TSR Performance Award.

“Company Tax Representation Letter” means a tax representation letter in the form to be agreed upon by the Company and Parent and executed by the Company pursuant to Section 8.10(a).

“Company TSR Performance Award” means a performance stock unit issued by the Company pursuant to, or otherwise governed by, the Equity Plan, that vests in (whole or in part) upon the achievement of one or more previously established but not yet satisfied performance goals relating to the Company’s absolute or relative total shareholder return (notwithstanding that the vesting of such performance stock unit may also be conditioned upon the continued services of the holder thereof), pursuant to which the holder has a right to receive Company Shares after the vesting or lapse of restrictions applicable to such unit. “Company TSR Performance Awards” shall not include any Company RSU or Company DSU.

“Contract” means any contract, agreement, lease, sublease, occupancy agreement, license, sublicense, indenture, note, bond, loan, mortgage, deed of trust, concession, franchise, Permit or other instrument, commitment or undertaking, including any exhibits, annexes, appendices or attachments thereto, and any amendments, modifications, supplements, extension or renewals thereto.

“control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Applicable Law related to COVID-19.

“COVID-19 Responses” means any reasonable action that is necessary to be taken in response to any COVID-19 Measures, including the establishment of any reasonably necessary policy, procedure or protocol.

“DGCL” means the General Corporation Law of the State of Delaware.

“Employee Holder” means each holder of Company RSUs, Company DSUs, Company TSR Performance Awards and/or Company Restricted Stock, as applicable, who is a current or former employee of the Company or any of its Subsidiaries.

“Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA (regardless of whether such plan is subject to ERISA), (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case, whether or not written, that is sponsored, maintained, administered, contributed to, or entered into, by the Company, any of its Subsidiaries or any of their ERISA Affiliates (or any predecessor of such entity) for the current or future benefit of any current or former Service Provider or with respect to which the Company, any of its Subsidiaries or any of their ERISA Affiliates (or any predecessor of such entity) has or would reasonably be expected to have any direct or indirect liability. For the avoidance of doubt, a Collective Bargaining Agreement shall constitute an agreement for purposes of clauses (ii) and (iii) above.

“Environment” means any air (whether ambient outdoor or indoor), surface water, drinking water, groundwater, land surface, wetland, subsurface strata, soil, sediment, plant or animal life and any other natural resources.

“Environmental Laws” means any Applicable Laws (including common law), or any legally binding consent order or decree issued by any Governmental Authority, relating to protection of the Environment, the prevention of pollution, the containment, clean-up, preservation, protection and reclamation of the Environment, health and safety (as it relates to exposure to Hazardous Substances) or to the presence, generation, use, management, transportation, storage, disposal, treatment or release of Hazardous Substances.

“Environmental Permits” means all Permits required under Environmental Laws.

“EOR Business” means the enhanced oil recovery business of the Company and its Subsidiaries, including the use of thermal, gas injection (including the use of natural gas, nitrogen or carbon dioxide) and chemical injection (including the use of polymers) as a tertiary recovery mechanism for producing crude oil and excluding, for the avoidance of doubt, the CCUS Business.

“Equity Plan” means the Company’s 2020 Omnibus Stock and Incentive Plan, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“ESPP” means the Company Employee Stock Purchase Plan.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state, provincial, local or other governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any other governmental or quasi-governmental (including self-regulatory) authority or instrumentality.

“Green Pipeline” means the Company’s 24-inch diameter carbon dioxide pipeline and associated laterals and facility piping owned by certain of the Company’s Subsidiaries known as the Green Pipeline, consisting of approximately 320 miles of pipeline mileage and servicing the Gulf Coast corridor from near Donaldsonville, Louisiana to the Hastings Field in Texas.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, in each case, that is regulated under any Environmental Law, including (i) petroleum and petroleum products, including crude oil and any fractions thereof, (ii) natural gas, synthetic gas and any mixtures thereof, (iii) polychlorinated biphenyls, (iv) asbestos or asbestos-containing materials, (v) radioactive materials, (vi) produced waters and (vii) per- and polyfluoroalkyl substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hydrocarbons” means any of oil, bitumen and products derived therefrom, synthetic crude oil, petroleum, natural gas, natural gas liquids, coal bed methane, and any and all other substances produced in association with any of the foregoing, whether liquid, solid or gaseous or any combination thereof.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person: (i) for borrowed money; (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) pursuant to securitization or factoring programs or arrangements; (iv) pursuant to guarantees of any Indebtedness of any other Person (other than between or among any of the Company and its wholly owned Subsidiaries); (v) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); or (vi) letters of credit and bank guarantees entered into by or on behalf of such Person.

“Intellectual Property” means any and all intellectual property rights or similar proprietary rights arising from or under the Applicable Laws of the United States or any other jurisdiction, including rights in all of the following: (i) trademarks, service marks, trade names, slogans, logos, brand names, certification marks, trade dress, domain names, social media identifiers and accounts, and other indications of origin (whether or not registered), the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (ii) inventions, whether patentable or not, all improvements thereto, statutory invention registrations, utility models, supplementary protection certificates, patents, applications for patents (including divisions, continuations, continuations in part, provisionals, and renewal applications), and any renewals, reexaminations, substitutions, extensions or reissues thereof, in any jurisdiction, (iii) Trade Secrets, (iv) copyrightable writings and other copyrightable works, in any jurisdiction, and any and all copyright rights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals, reversions, restorations, derivative works or extensions in connection with the foregoing, now or hereafter provided by Applicable Law, regardless of the medium of fixation or means of expression, (v) moral rights, data and database rights, design rights, industrial property rights, publicity rights and privacy rights, (vi) computer software (including source code, object code, firmware, operating systems and specifications) and (vii) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement, misappropriation or other violation of any of the foregoing.

“International Plan” means any Employee Plan that is not a U.S. Plan.

“IT Assets” means information technology devices, computers, computer software, firmware, middleware, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines and all other information technology equipment, and all associated documentation, owned by, or licensed or leased to, the Company or any of its Subsidiaries, including any and all such assets relating to any Pipelines owned or operated by the Company or any of its Subsidiaries.

“Knowledge” means with respect to the Company, the actual knowledge after reasonable inquiry of the individuals listed on Section 1.01(a) of the Company Disclosure Schedule.

“Licensed IP” means any and all Intellectual Property owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to the Company or any of its Subsidiaries.

“Lien” means, with respect to any property or asset, any mortgage, lien, license, sublicense, pledge, option, hypothecation, adverse right, restriction, charge, security interest, right of first refusal, restriction on transfer and assignment, encumbrance or other adverse claim of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Applicable Law, Contract or otherwise) capable of becoming any of the foregoing, in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own, subject to a Lien, any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“made available to Parent” means that such information, document or material was: (i) included in the Company SEC Documents and publicly available on the SEC EDGAR database at least 24 hours prior to the execution of this Agreement; (ii) made available for review by Parent or Parent’s representatives at least 24 hours prior to the execution of this Agreement in the virtual “data room” hosted by Intralinks and maintained by the Company in connection with this Agreement; or (iii) provided by the Company or its Representatives via email to Parent or its Representatives at least 24 hours prior to the execution of this Agreement.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.

“NEJD Pipeline” means the Company’s 20-inch diameter carbon dioxide pipeline and associated laterals and facility piping owned by certain of the Company’s Subsidiaries known as the NEJD Pipeline, consisting of approximately 183 miles of pipeline mileage and extending from the Jackson Dome in Mississippi to the Green Pipeline connection near Donaldsonville, Louisiana.

“Non-Employee Holder” means each holder of Company RSUs, Company DSUs, Company TSR Performance Awards and/or Company Restricted Stock, as applicable, who is not a current or former employee of the Company or any of its Subsidiaries.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

“Oil and Gas Properties” means (i) all direct and indirect interests in and rights with respect to Hydrocarbon, mineral, water and similar properties of any kind and nature, including all Oil and Gas Leases and interests in lands covered thereby or included in Units with which the Oil and Gas Leases may have been pooled, communitized or unitized, working, leasehold and mineral interests and estates and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests, non-participatory royalty interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization, communitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds and, in each case, interests thereunder), fee interests, reversionary interests, back-in interests, reservations and concessions; and (ii) all Wells located on or producing from any of the Oil and Gas Leases, Units or mineral interests and the rights to all Hydrocarbons and other minerals produced therefrom (including the proceeds thereof).

“ordinary course of business” means any action taken by the Company or any of its Subsidiaries in the ordinary course of the Company’s and its Subsidiaries’ business substantially consistent with past practice.

“Parent 10-Q” means the Parent’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2023.

“Parent Balance Sheet” means the unaudited consolidated balance sheet of the Parent as of the Parent Balance Sheet Date and the footnotes thereto set forth in the Parent 10-Q.

“Parent Balance Sheet Date” means March 31, 2023.

“Parent Board” means the board of directors of Parent.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent and Merger Sub to the Company.

“Parent Material Adverse Effect” means any event, circumstance, development, occurrence, fact, condition, effect or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the condition (financial or otherwise), business, assets, or results of operations of Parent and its Subsidiaries, taken as a whole, excluding any event, change, circumstance, effect, occurrence, condition, state of facts or development to the extent arising or resulting from (A) changes, developments or conditions after the date hereof in the general economic or political conditions in the United States, including in the financial, debt, credit, capital or securities markets, including changes in interest rates, (B) changes generally affecting the industries in which Parent and its Subsidiaries operate, (C) changes or proposed changes in Applicable Law or interpretations thereof or regulatory conditions or any changes in the enforcement thereof, including changes in tax law, interpretations and regulations after the date hereof, (D) changes or proposed changes in GAAP or other accounting standards or interpretations thereof, (E) changes in commodity prices, including the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids, carbon dioxide, methane, nitrous oxide, fluorinated and other “greenhouse” gases, and other commodities, (F) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, or any escalation or worsening of the foregoing, (G) weather conditions or acts of God (including storms, earthquakes, tsunamis, tornados, hurricanes, floods or other natural disasters or other comparable events), (H) pandemic (including the COVID-19 pandemic), (I) any change, in and of itself, in the market price or trading volume of Parent’s securities; provided that the exception in this clause shall not prevent or otherwise affect a determination that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause of such change has resulted in, or would reasonably be expected to result in, a Parent Material Adverse Effect to the extent not otherwise falling within any of the other exceptions set forth in clauses (A) through (M) hereof, (J) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, financing sources, customers, suppliers, distributors, regulators, partners or other Persons, or any action or claim made or brought by any of the current or former stockholders of Parent (or on their behalf or on behalf of Parent) against Parent or any of its directors, officers or employees arising out of this Agreement or the Merger or the other transactions contemplated hereby (it being understood that this clause (J) shall not apply to a breach of any representation or warranty related to the announcement or consummation of the transactions contemplated hereby), (K) any failure of any of Parent or any of its Subsidiaries to meet, with respect to any period or periods, any internal or published projections, forecasts, estimates of earnings or revenues or business plans (but not the underlying facts or basis for such failure to meet projections, forecasts, estimates of earnings or revenues or business plans, which may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect to the extent not otherwise falling within any of the other exceptions set forth in clauses (A) through (M) hereof), (L) any action taken by Parent or any of its Subsidiaries that is expressly required by this Agreement or (M) any Antitrust Actions; provided, however, that if any event, change, circumstance, effect, occurrence, condition, state of facts or development described in any of clauses (A) through (H) has a disproportionate effect on Parent and its Subsidiaries, taken as a whole, relative to other participants in the industries in which Parent and its Subsidiaries operate, such disproportionate effect shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect, or (ii) the ability of Parent or Merger Sub to perform any of its obligations under, or to consummate the transactions contemplated by, this Agreement.

“Parent Tax Representation Letter” means a tax representation letter in the form to be agreed upon by the Company and Parent and executed by Parent pursuant to Section 8.10(a).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permits” means each grant, license, franchise, permit, easement, variance, exception, exemption, waiver, consent, certificate, certification, registration, accreditation, approval, order, qualification or other similar authorization of any Governmental Authority.

“Permitted Liens” means (i) carriers’, warehousemen’s, mechanics’, materialmen’s, landlords’, laborers’, suppliers’ and vendors’ liens and other similar Liens, if any, arising or incurred in the ordinary course of business that do not, individually or in the aggregate, materially impair or interfere with the use of the subject assets or otherwise materially impair business operations as presently conducted; (ii) Liens for Taxes not yet delinquent or, if delinquent, that are being contested in good faith by appropriate actions and that are adequately reserved for as of the date hereof in the applicable financial statements of the Company in accordance with GAAP; (iii) applicable zoning, planning, entitlement, conservation restrictions, land use restrictions, building codes and other governmental rules and regulations imposed by a Governmental Authority having jurisdiction over the real property, none of which would reasonably be expected to have an adverse impact on the Company’s conduct of its business; (iv) the terms and conditions of the leases, subleases, licenses, sublicenses or other occupancy agreements pursuant to which the Company or any of its Subsidiaries is a tenant, subtenant or occupant (other than in connection with any breach thereof) that do not, and would not be reasonably expected to, materially impair or interfere with the use of the subject assets or otherwise materially impair business operations as presently conducted; (v) non-exclusive licenses to Intellectual Property granted in the ordinary course of business; (vi) to the extent not applicable to the transactions contemplated by this Agreement or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts that have been made available to Parent prior to the date hereof and would not be reasonably expected to materially affect the value, use or operation of the property encumbered thereby, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents, and other similar agreements and documents; (vii) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Independent Reserve Reports and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Independent Reserve Reports; (viii) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, Contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Lien (a) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (b) would not be reasonably expected to materially affect the value, use or operation of the property encumbered thereby; (ix) any Liens discharged at or prior to the Effective Time; (x) any Liens arising under the Company Credit Agreement; and (xi) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights of way, covenants, restrictions and other similar matters that (a) would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, (b) would not, individually or in the aggregate, reduce the net revenue interest share of the Company and its Subsidiaries in any Oil and Gas Lease below the net revenue interest share shown in the Company Independent Reserve Reports with respect to such Oil and Gas Lease, or increase the working interest of the Company and its Subsidiaries (without at least a proportionate increase in net revenue interest) in any Oil and Gas Lease above the working interest shown on the Company Independent

Reserve Reports with respect to such Oil and Gas Lease and (c) would not be reasonably expected to materially affect the value, use or operation of the property encumbered thereby.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority or any “group” within the meaning of Section 13(d) of the 1934 Act.

“Personal Information” means “personal information,” “personally identifiable information,” “personal data,” and any terms of similar import, including, but not limited to, information that relates to a person’s name, health, finances, education, business, use or receipt of governmental services or other activities, addresses, telephone numbers, social security numbers, driver license numbers, other identifying numbers, and any financial identifiers.

“Pipeline” means all parts of those physical facilities through which gas, hazardous liquid, or carbon dioxide moves in transportation and includes, but is not limited to, line pipe, valves and other appurtenances attached to the pipe, pumping/compressor units and associated fabricated units, metering, regulating, and delivery stations, and holders and fabricated assemblies located therein and breakout tanks.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

“Representative” means, with respect to any Person, the officers, directors, employees, investment bankers, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Service Provider” means any director, officer or employee of the Company or any of its Subsidiaries or any individual directly (or through an alter ego entity) engaged by the Company or any of its Subsidiaries as an independent contractor.

“Specified Pipeline Event” means any event, circumstance, development, occurrence, fact, condition, effect or change that, individually or in the aggregate, has resulted in, or would reasonably be expected to result in, a material detriment in the ability of the Company or its Subsidiaries (or after the Closing, Parent and its Subsidiaries) to realize the benefits or have the use of the Green Pipeline or the NEJD Pipeline, excluding any event, change, circumstance, effect, occurrence, condition, state of facts or development to the extent arising or resulting from (A) changes, developments or conditions after the date hereof in the general economic conditions in the United States, including in the financial, debt, credit, capital or securities markets, including changes in interest rates, (B) changes in GAAP or other accounting standards or interpretations thereof, (C) changes in commodity prices, including the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products, natural gas liquids, carbon dioxide, methane, nitrous oxide, fluorinated and other “greenhouse” gases, and other commodities, (D) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Merger or the other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, with employees, labor unions, financing sources, customers, suppliers, distributors, partners or other Persons (but, subject to clause (E), excluding Governmental Authorities), or any action or claim made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Merger or the other transactions contemplated hereby (it being understood that this clause (D) shall not apply to a breach of any representation or warranty related to the announcement or consummation of the transactions contemplated hereby), (E) any Antitrust Actions or (F) any failure of any of the Company or any of its Subsidiaries to meet, with respect to any period or periods, any internal or published projections, forecasts, estimates of earnings or revenues or business plans relating to either of the Green Pipeline or the NEJD Pipeline (but not the underlying facts or basis for such failure to meet projections, forecasts, estimates of earnings or revenues or business plans, which may be taken into account in determining whether there has been a Specified Pipeline Event to the extent not otherwise falling within any of the other exceptions set forth in clauses (A) through (E) hereof).

“Subsidiary” means, with respect to any Person, any Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at any time directly or indirectly owned or controlled by such Person.

“Tax” (and, with correlative meaning, “Taxes”) means all U.S. federal, state, local or non-U.S. taxes (including assessments, duties, levies, imposts or other similar charges in the nature of a tax) imposed by a Governmental Authority (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise profits, withholding (including backup withholding), social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or any other tax of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount, whether disputed or not, and any liability for any of the foregoing by reason of (i) assumption, transferee or successor liability or operation of Applicable Law, or (ii) being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries is determined or taken into account with reference to the activities of any other Person.

“Tax Return” means any report, return, document, claim for refund, information return, declaration or statement or filing with respect to Taxes (and any amendments thereof), including any schedules or documents with respect thereto.

“Tax Sharing Agreement” means any agreement or arrangement binding the Company or any of its Subsidiaries that provides for the allocation, apportionment, sharing, indemnification or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (other than customary Tax sharing or indemnification provisions contained in an agreement entered into in the ordinary course of business the primary subject matter of which does not relate to Taxes).

“Termination Fee” means the Company Termination Fee or the Parent Pipeline Termination Fee, as applicable.

“Third Party” means any Person other than Parent or any of its Subsidiaries.

“Title IV Plan” means any Employee Plan that is subject to Title IV of ERISA.

“Trade Secrets” means trade secrets and other confidential know-how and confidential information and rights in any jurisdiction, including formulae, concepts, methods, techniques, procedures, processes (including manufacturing and production processes), algorithms, schematics, prototypes, models, designs, and business information (including customer lists and supplier lists, financial and marketing plans, and pricing and cost information).

“Units” means all pooled, communitized or unitized acreage that includes all or a part of any Oil and Gas Lease.

“U.S. Plan” means any Employee Plan that covers Service Providers located primarily in the United States.

“WARN” means the Worker Adjustment and Retraining Notification Act and any similar, applicable foreign, state or local law.

“Warrant Agreements” means (i) the Series A Warrant Agreement, dated as of September 18, 2020, by and between the Company and Broadridge Corporate Issuer Solutions, Inc., and (ii) the Series B Warrant Agreement, dated as of September 18, 2020, by and between the Company and Broadridge Corporate Issuer Solutions, Inc.

“Warrants” means the Warrants, as defined in the Warrant Agreements.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any Unit that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all Hydrocarbon production from such well.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.03
Agreement	Preamble
Applicable Date	4.07
Burdensome Condition	8.01(c)
Certificates	2.03
Closing	2.01(b)
Closing Date	2.01(b)
Company	Preamble
Company 401(k) Plan	7.04(d)
Company Activities	8.01(c)
Company Board	4.02(b)
Company Board Recommendation	4.02(b)
Company DSU Consideration	2.04(b)
Company Equity Award Consideration	2.04(d)
Company Indebtedness Payoff Amount	8.11
Company Independent Petroleum Engineers	4.21
Company Independent Reserve Reports	4.21
Company Meeting	4.09
Company Preferred Stock	4.05
Company Restricted Stock Consideration	2.04(d)
Company RSU Consideration	2.04(a)
Company SEC Documents	4.07
Company Securities	4.05(b)
Company Shares	2.02
Company Subsidiary Securities	4.06
Company Termination Fee	11.04(b)(i)
Company TSR Performance Award Consideration	2.04(c)
Confidentiality Agreement	6.02
Continuation Period	7.04(b)
Continuing Employee	7.04(b)

Data Breach	4.16
Davis Polk	8.10
Defensible Title	4.21
D&O Insurance	7.03(c)
Effective Time	2.01
Electronic Delivery	11.10
email	11.01
End Date	10.01
Exchange Agent	2.03
Indemnified Person	7.03(a)
Intervening Event	6.03(c)
IRS	4.18(a)
JPM	4.24
Lease	4.15
Material Contract	4.22(b)
Measurement Date	4.05(a)
Merger	2.01
Merger Consideration	2.02
Merger Sub	Preamble
Parent	Preamble
Parent 401(k) plan	7.04(d)
Parent Pipeline Termination Fee	11.04(c)
Parent Preferred Stock	5.05
Parent SEC Documents	5.07
Parent Securities	5.05
Parent Shares	2.02
Parent Subsidiary Securities	5.06
PJT	4.24
Proxy Statement/Prospectus	4.09
PWP	4.24
Registered IP	4.16
Registration Statement	4.09
Requisite Company Vote	4.02(a)
Rights-of-Way	4.15(c)
Sanctions	4.12(c)
Significant Subsidiaries	5.06
Superior Proposal	6.03(f)
Surviving Corporation	2.01
Transfer Taxes	2.03(c)
Treasury Regulations	Recitals
Uncertificated Shares	2.03
V&E	8.10

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules (including the Company Disclosure Schedule and the Parent Disclosure Schedule) annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and, if applicable, to any rules, regulations or interpretations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified, supplemented, extended or renewed from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedule hereto (including the Company Disclosure Schedule and the Parent Disclosure Schedule), all such amendments, modifications, supplements, extensions or renewals must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References to a “party” or the “parties” means a party or the parties to this Agreement unless the context otherwise requires. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and each has been represented by counsel of its choosing and, in the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by such parties and no presumption or burden of proof will arise favoring or disfavoring any party due to the authorship of any provision of this Agreement. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

ARTICLE 2

THE MERGER

Section 2.01. The Merger. (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall merge (the “Merger”) with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Sub shall cease and the Company shall be the surviving corporation as a wholly owned Subsidiary of Parent (the “Surviving Corporation”).

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as possible, but in any event no later than four Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of such conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other place (or by means of remote communication), at such other time or on such other date as Parent and the Company may mutually agree (the date on which the Closing occurs, the “Closing Date”).

(c) At the Closing, the Company and Merger Sub shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger).

(d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the DGCL.

Section 2.02. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company Shares or any holder of shares of common stock of Merger Sub:

(a) Except as otherwise provided in Section 2.02(b) or Section 2.02(d), each share of common stock of the Company, par value $0.001 per share (each a “Company Share” and collectively, the “Company Shares”), outstanding immediately prior to the Effective Time (including the Company Restricted Stock which shall also be governed by Section 2.04(d) below) shall be converted into the right to receive 0.840 shares of common stock of Parent, each without par value (each a “Parent Share” and collectively, the “Parent Shares”) (together with any cash in lieu of fractional Parent Shares as specified below, the “Merger Consideration”). As of the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.03(f), in each case, to be issued or paid in accordance with Section 2.03, without interest and subject to any withholding of Taxes required by Applicable Law.

(b) Each Company Share held by the Company as treasury stock (other than Company Shares subject to or issuable in connection with an Employee Plan of the Company) or owned by Parent or Merger Sub immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c) Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d) Each Company Share held by any Subsidiary of either the Company or Parent (other than the Merger Sub) immediately prior to the Effective Time shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

Section 2.03. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint a nationally recognized financial institution reasonably acceptable to Parent and the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing Company Shares (the “Certificates”) or (ii) uncertificated Company Shares (the “Uncertificated Shares”). The Exchange Agent agreement pursuant to which Parent shall appoint the Exchange Agent shall be in form and substance reasonably acceptable to the Company and Parent. At or prior to the Effective Time, Parent shall deposit with or otherwise make available to the Exchange Agent, the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares (other than the Company Restricted Stock) and the Company Equity Award Consideration in respect of the Non-Employee Holders (and, if determined by Parent pursuant to Section 2.04(e), all or a portion of the Company Equity Award Consideration to all or a portion of the Employee Holders). Parent agrees to make available to the Exchange Agent, from time to time as needed, any dividends or distributions to which such holder is entitled pursuant to Section 2.03(f). Promptly after the Effective Time (and in any event within five Business Days thereafter), Parent shall send, or shall cause the Exchange Agent to send, to each holder of Company Shares at the Effective Time (other than the Company Restricted Stock), a letter of transmittal and instructions in customary form and reasonably acceptable to the Company (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or transfer of the Uncertificated Shares to the Exchange Agent and shall include customary provisions with respect to delivery of an “agent’s message” regarding book-entry transfer of Uncertificated Shares) for use in such exchange. Such letter of transmittal shall be in the form and have such provisions as Parent and the Company may reasonably agree.

(b) Each holder of Company Shares that have been converted into the right to receive the Merger Consideration (other than the Company Restricted Stock) shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each such Company Share represented by such Certificate or for each such Uncertificated Share. The

Parent Shares constituting part of such Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is required under Applicable Law. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.03(f). At the time set forth in Section 2.04(e), each Non-Employee Holder shall be entitled to receive such Non-Employee Holder’s Company Equity Award Consideration and, if determined by Parent pursuant to Section 2.04(e), all or a portion of the Company Equity Award Consideration payable to all or a portion of the Employee Holders shall be paid pursuant to this Section 2.03. No interest shall be paid or shall accrue on any cash payable upon surrender of any Company Shares or upon the Company Equity Award Consideration.

(c) If any portion of the Merger Consideration (other than in respect of the Company Restricted Stock) is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any Transfer Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent and Parent that such Transfer Tax has been paid or is not payable. The payment of any transfer, documentary, sales, use, stamp, registration, value-added and other Taxes and fees (including any penalties and interest) (“Transfer Taxes”) incurred solely by a holder of Company Shares in connection with the Merger and any other transactions contemplated hereby, and the filing of any related Tax Returns, shall be the sole responsibility of such holder.

(d) After the Effective Time, there shall be no further registration of transfers of Company Shares. If, after the Effective Time, Certificates or Uncertificated Shares are presented to Parent, the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of Company Shares that have been converted into the right to receive the Merger Consideration nine months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such Company Shares for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for, and Parent shall remain liable for, payment of the Merger Consideration, and any dividends and distributions with respect thereto pursuant to Section 2.03(f), in respect of such Company Shares without any interest thereon and subject to any withholding of Taxes required by Applicable Law in accordance with this Section 2.03(e). Notwithstanding the foregoing, Parent shall not be liable to any holder of Company Shares for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of Company Shares that have been converted into the right to receive the Merger Consideration two years after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) No dividends or other distributions with respect to securities of Parent constituting part of the Merger Consideration, and no cash payment in lieu of fractional shares as provided in Section 2.06, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section 2.03. Following such surrender or transfer, there shall be paid, without interest, to the Person in whose name the securities of Parent have been registered, at the time of such surrender or transfer, the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.06 and the amount of all dividends or other distributions with a record date after the Effective Time previously paid or payable on the date of such surrender or transfer with respect to such securities.

Section 2.04. Treatment of Company Equity Awards and ESPP. (a) At or immediately prior to the Effective Time, except as otherwise agreed in writing by Parent and the holder thereof or as set forth on Section 6.01(m) of the Company Disclosure Schedule, each Company RSU outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be canceled and converted into the right to receive, the Merger Consideration in respect of the total number of Company Shares subject to such Company RSU (the “Company RSU Consideration”). The payment of the Company RSU Consideration shall be subject to withholding for all Taxes required by Applicable Law.

(b) At or immediately prior to the Effective Time, each Company DSU outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be canceled and converted into the right to receive, the Merger Consideration in respect of the total number of Company Shares subject to such Company DSU (the “Company DSU Consideration”). The payment of the Company DSU Consideration shall be subject to withholding for all Taxes required by Applicable Law.

(c) At or immediately prior to the Effective Time, except as otherwise agreed in writing by Parent and the holder thereof, each Company TSR Performance Award outstanding as of immediately prior to the Effective Time, shall, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be deemed to vest at actual performance levels (as determined by the Company Board (or a duly authorized committee thereof) reasonably and in good faith in accordance with the terms of the applicable Company TSR Performance Award, as in effect on the date of this Agreement, and after reasonable consultation with Parent) with respect to the applicable performance-based vesting conditions relating to such Company TSR Performance Awards and such vested number of Company TSR Performance Awards (if any) shall be canceled and converted into the right to receive, the Merger Consideration in respect of the total number of Company Shares subject to such Company TSR Performance Awards that are deemed vested in accordance with the foregoing based on actual performance achieved as of the Effective Time with respect to applicable performance-based vesting conditions (the “Company TSR Performance Award Consideration”). The payment of the Company TSR Performance Award Consideration shall be subject to withholding for all required Taxes.

(d) At or immediately prior to the Effective Time, except as otherwise agreed by in writing by Parent and the holder thereof or as set forth on Section 6.01(m) of the Company Disclosure Schedule, each Company Restricted Stock outstanding as of immediately prior to the Effective Time shall, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, become a fully vested Company Share and be converted into the right to receive the Merger Consideration in accordance with Section 2.02(a) (the “Company Restricted Stock Consideration” and, together with the Company RSU Consideration, Company DSU Consideration and Company TSR Performance Award Consideration, the “Company Equity Award Consideration”). The payment of the Company Restricted Stock Consideration shall be subject to withholding for all required Taxes.

(e) As promptly as practicable and, in any event, no later than thirty (30) days following the Effective Time (or, with respect to any Company RSUs, Company DSUs and/or Company TSR Performance Awards that constitute nonqualified deferred compensation subject to (and within the meaning of) Section 409A of the Code, at the earliest practicable time permitted under the applicable Employee Plan or Section 409A of the Code that will not trigger a Tax or penalty under Section 409A of the Code), the Parent shall pay or cause to be paid to the applicable holders of Company RSUs, Company DSUs, Company TSR Performance Awards and/or Company Restricted Stock all Company Equity Award Consideration. Notwithstanding the foregoing, in the case of any payment owed to a Non-Employee Holder, the applicable payments shall be made through the Exchange Agent pursuant to Section 2.03, and Parent, in its sole discretion, shall be permitted to determine to pay all or any portion of the Company Equity Award Consideration to all or a portion of the Employee Holders through the Exchange Agent pursuant to Section 2.03.

(f) As soon as practicable following the date of this Agreement and in any event, at least five days prior to the Effective Time, the Company Board shall adopt resolutions or take all other actions as may be required to provide that: (i) no new participants will commence participation in the ESPP after the date of this Agreement; (ii) no participant in the ESPP shall be allowed to increase his or her payroll contribution rate in effect as of the date of this Agreement or make separate non-payroll contributions following the date of this Agreement; and (iii) no new Offering Period (as defined in the ESPP) shall commence or be extended pursuant to the ESPP, in each case, after the date of this Agreement. With respect to each Offering Period that would otherwise be in effect on the Closing Date, the Company shall take action to provide that such Offering Period shall terminate on the date immediately preceding the Closing Date, and the Company shall apply the funds credited as of such date under the ESPP to each participant’s payroll withholding account under the ESPP to the purchase of whole Company Shares in accordance with the terms of the ESPP, which Company Shares shall be converted into the right to receive the Merger Consideration in accordance with Section 2.02(a) and shall be paid through the Exchange Agent pursuant to Section 2.03. The Company shall take all action to terminate the ESPP no later than immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger).

(g) In exchange for the payment of the consideration provided for under this Section 2.04, except as otherwise agreed in writing by Parent and the holder thereof or as set forth on Section 6.01(m) of the Company Disclosure Schedule, the Company shall terminate all Company RSUs, Company DSUs, Company TSR Performance Awards, the Equity Plan and the ESPP and shall cancel the Company Shares of Company Restricted Stock in accordance with Section 2.02(a), as of the Effective Time, and terminate the provisions in any other Employee Plan, Contract or arrangement providing for the issuance of grant or vesting of any other interest in respect of the capital stock of the Company or any of its Subsidiaries as of the Effective Time (but subject to the consummation of the Merger) without any liability to Parent, the Company and Merger Sub. The Company shall ensure that, following the Effective Time, no participant in any Equity Plan or other Employee Plan shall have any right thereunder to acquire any equity securities of Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries, except for the Merger Consideration or as otherwise agreed in writing by Parent and the holder thereof or as set forth on Section 6.01(m) of the Company Disclosure Schedule.

Section 2.05. Adjustments. If, during the period between the date of this Agreement and the Effective Time, the outstanding capital stock of the Company or Parent shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, respectively, or any stock dividend thereon with a record date during such period, or any other similar event, but excluding any change that results from (a) the exercise of Warrants, stock options or other equity awards to purchase Company Shares or Parent Shares (as set forth in Section 4.05 and Section 5.05, respectively), (b) the settlement of any other equity awards to purchase or otherwise acquire Company Shares or Parent Shares or (c) the grant of stock based compensation to directors or employees of Parent or (other than any such grants not made in accordance with the terms of this Agreement) the Company under Parent’s or the Company’s, as applicable, stock option or compensation plans or arrangements, the Merger Consideration and any other amounts payable pursuant to this Agreement, as applicable, shall be appropriately and proportionately adjusted. Nothing in this Section 2.05 shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.06. Fractional Shares. No fractional Parent Shares shall be issued in the Merger. All fractional Parent Shares that a holder of Company Shares would otherwise be entitled to receive as a result of the Merger shall be aggregated and if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash without interest determined by multiplying the closing sale price of a Parent Share on the NYSE on the trading day immediately preceding the Effective Time by the fraction of a Parent Share to which such holder would otherwise have been entitled.

Section 2.07. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, Parent, the Company, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it reasonably concludes it is required to deduct and withhold with respect to the making of such payment under the Code, under any Tax law or pursuant to any other Applicable Law. If the Exchange Agent, Parent, the Company, Merger Sub or the Surviving Corporation, as the case may be, so deducts or withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.

Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Company Shares represented by such Certificate and any dividends or distributions with respect thereto pursuant to Section 2.03(f), as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as set forth in Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until further amended in accordance with Applicable Law.

Section 3.02. Bylaws. The bylaws of Merger Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation (except that references to the name of Merger Sub shall be replaced by reference to the name of the Surviving Corporation) until thereafter amended in accordance with Applicable Law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (a) the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of Merger Sub at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except (x) as disclosed in any Company SEC Document filed with or furnished to the SEC and publicly available since January 1, 2022 through the Business Day prior to the date of this Agreement (but excluding any general cautionary or forward-looking statements contained in the “Risk Factors” section or “Forward-Looking Statements” and any other statements that are similarly cautionary, predictive or forward-looking in nature, in each case other than any description of historical facts or events included therein); provided that this clause (x) shall not apply to the representations and warranties set forth in Sections 4.05 or 4.06(b), or (y) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub that:

Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers required to carry on its business as now conducted, other than as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the conduct of its business in such jurisdiction as currently conducted requires such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent (or included as an exhibit to the Company SEC Documents made available to Parent) complete and correct copies of the organizational documents of the Company and each Subsidiary of the Company, and each as so made available is in full force and effect. The Company and each of its Subsidiaries is not in breach of any of its organizational documents in any material respect.

Section 4.02. Corporate Authorization. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger, except for the required approval of the holders of at least a majority of the outstanding Company Shares entitled to vote in connection with the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger, in accordance with Applicable Law and the Company’s certificate of incorporation (the “Requisite Company Vote”). The Requisite Company Vote is the only vote of the holders of any of the capital stock of the Company or the capital stock of any of its Subsidiaries (including any Company Securities or Company Subsidiary Securities) necessary in connection with consummation of the Merger. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, subject to obtaining the Requisite Company Vote at the Company Meeting, are within the Company’s corporate powers and have been duly authorized by all necessary corporate action on the part of the Company. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and general principles of equity).

(b) At a meeting duly called and held, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the requirements of the DGCL and (iii) resolved, subject to Section 6.03(c), to recommend approval and adoption of this Agreement by the stockholders of the Company (such recommendation, the “Company Board Recommendation”). As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn in any way.

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing by or on behalf of the Company with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the NYSE, 1933 Act, the 1934 Act and any other applicable state or federal securities laws, including the filing with the SEC of the Proxy Statement/Prospectus relating to the matters to be submitted to the stockholders of the Company at the Company Meeting, (d) any of the actions or filings set forth on Section 4.03 of the Company Disclosure Schedule and (e) any actions or filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming termination of the Company Credit Agreement and satisfaction in full of all obligations outstanding thereunder and compliance with the matters referred to in Section 4.03, require payment or notice to, or any consent or other action by any Person under, constitute a breach or default, or an event that, with or without notice or lapse of time or both, would constitute a violation or breach of, or give rise to any right of termination, suspension, cancellation, acceleration, payment or any other change of any rights or obligations of the Company or any of its Subsidiaries or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract binding on the Company or any of its Subsidiaries or any Permit affecting, or relating to, the assets or business of the Company or its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries except, in the case of each of clauses (b) through (d), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of 250,000,000 Company Shares and 50,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). As of July 10, 2023 (the “Measurement Date”), there were outstanding (i) 50,473,057 Company Shares, of which 340,102 Company Shares constitute Company Restricted Stock, (ii) Warrants exercisable for 2,581,409 Company Shares and (iii) no shares of Company Preferred Stock. As of the Measurement Date, there were 5,679,352 Company Shares reserved and still available for issuance under the Equity Plan, of which there were outstanding awards with respect to 1,950,053 Company Shares subject to issuance upon vesting of Company RSUs, 230,096 Company Shares subject to issuance upon vesting of Company DSUs and 221,729 Company Shares subject to issuance upon vesting of Company TSR Performance Awards (assuming achievement of applicable performance objectives at target levels). As of the Measurement Date, 1,981,281 Company Shares are subject to outstanding purchase rights under the ESPP. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable, and free of preemptive rights. Section 4.05(a) of the Company Disclosure Schedule sets forth, for each equity award, the holder, type of award, grant date, number of shares, vesting schedule (including any acceleration provisions) and, if applicable, exercise price and expiration date.

(b) There are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in Section 4.05(a) of the Company Disclosure Schedule and for changes since the Measurement Date resulting from the issuance of Company Shares pursuant to the settlement of Company RSUs, Company DSUs and Company TSR Performance Awards or the exercise of Warrants, in each case outstanding on such date in accordance with the terms thereof on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants (other than Warrants), calls, options, subscriptions, commitments, Contracts or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities of or ownership interests in, the Company or (iv) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or ownership interests in, the Company (the items in clauses (i) through (iv), including, for the avoidance of doubt, the Company Shares, being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting, registration or transfer of any Company Securities. Since the Company Balance Sheet Date, neither the Company nor any of its Subsidiaries has declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock, property or otherwise) in respect of, any capital stock of such Person (other than cash dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent).

(c) None of (i) the Company Shares or (ii) any Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, other than where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 4.06(a) of the Company Disclosure Schedule, all Subsidiaries of the Company as of the date hereof and their respective jurisdictions of organization are identified in the Company 10-K.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company have been duly authorized and validly issued and are fully paid and nonassessable and not subject to any preemptive rights and are owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options, subscriptions, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for ownership interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person. The Company and its Subsidiaries have no obligation to acquire equity securities of, or make any capital contribution or investment in, any other Person, other than as set forth in Section 4.06(b) of the Company Disclosure Schedule.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act. (a) Since January 1, 2021 (the “Applicable Date”), the Company has timely filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company (such reports, schedules, forms, statements, prospectuses, registration statements and other documents so filed or furnished since the Applicable Date, collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). No Subsidiary of the Company is, and since the Applicable Date, no Subsidiary of the Company has been, required to file any reports, schedules, forms, statements or other documents with the SEC. As of the date of this Agreement, (i) there are no outstanding or unresolved written comments from the SEC with respect to the Company SEC Documents and (ii) to the Company’s Knowledge, none of the Company SEC Documents filed on or prior to the date hereof is the subject of ongoing SEC review.

(b) As of its filing date (or, if amended by a filing prior to the date hereof, on the date of any such filing), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the NYSE, the 1933 Act, the 1934 Act, the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated under the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c) As of its filing date (or, if amended by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the 1934 Act) as required by Rule 13a-15 or 15d-15, as applicable, under the 1934 Act. The Company’s disclosure controls and procedures are designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s internal control over financial reporting is in compliance with the applicable requirements of Section 404 of the Sarbanes-Oxley Act, and the Company’s internal control over financial reporting is effective. Except as set forth on Section 4.07(e) of the Company Disclosure Schedule, since September 18, 2020, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of (i) any significant deficiencies or material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably expected to adversely affect the Company’s ability to record, process, summarize or report financial information or (ii) any fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting.

(f) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company.

(g) Since the Applicable Date, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct as of their respective dates.

Section 4.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (a) as of their respective dates of filing with the SEC complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto and (b) fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

Section 4.09. Disclosure Documents. (a) The information supplied by the Company for inclusion or incorporation by reference in the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which Parent Shares issuable as part of the Merger Consideration will be registered with the SEC (the “Registration Statement”) shall not at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion in the proxy statement/prospectus, or any amendment or supplement thereto, to be sent to the Company stockholders in connection with the Merger and the other transactions contemplated by this Agreement (the “Proxy Statement/Prospectus”) shall not, on the date the Proxy Statement/Prospectus, and any amendments or supplements thereto, is first mailed to the stockholders of the Company or at the time of a meeting of such stockholders for purpose of adopting this Agreement and approving the Merger (including any adjournment or postponement thereof, the “Company Meeting”) or Requisite Company Vote contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Registration Statement or Proxy Statement/Prospectus based upon information supplied in writing by Parent, Merger Sub or any of their representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. Since the Company Balance Sheet Date through the date of this Agreement, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business in all material respects, (b) there has not been any event, change, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) none of the Company or any of its Subsidiaries has taken or agreed or omitted to take any action that, if taken or omitted during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01(a), Section 6.01(b), Section 6.01(c), Section 6.01(d), Section 6.01(g), Section 6.01(j), Section 6.01(k), Section 6.01(m), Section 6.01(n), Section 6.01(o), Section 6.01(p) or, as it relates to the foregoing, Section 6.01(s).

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, known or unknown, determined, determinable, due or to become due or otherwise, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation, other than: (a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date (but excluding violations of law or regulation, compliance matters, internal investigations, major spills or pipeline damage, breaches of Contracts or Permits, torts or infringement); (c) liabilities incurred in connection with the Merger; and (d) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12. Compliance with Laws, Permits and Court Orders. (a) The Company and each of its Subsidiaries is, and since the Applicable Date, has been, in compliance with, is not, to the Knowledge of the Company, under investigation with respect to, nor has been threatened in writing, to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries: (i) that is or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole; or (ii) that is outstanding as of the date hereof and that in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries has all Permits necessary to own, lease and operate its properties and assets and to carry on its business as now conducted, (ii) the Company and each of its Subsidiaries is in compliance with the terms and requirements of such Permits, (iii) such Permits are in full force and effect and are not subject to any pending or threatened Action by any Governmental Authority to suspend, cancel, modify, terminate or revoke any such Permit and (iv) since the Applicable Date, there has occurred no violation by the Company or any of its Subsidiaries of, or default (with or without notice or lapse of time, or both) that would reasonably be expected to result in any suspension, cancellation, modification, termination or revocation of any such Permit.

(c) The Company, each of its Subsidiaries, and each of their respective directors, officers and, to the Knowledge of the Company, employees (in connection with their activities on behalf of the Company or any of its Subsidiaries) are, and since the Applicable Date have been, in compliance in all material respects with (i) the Foreign Corrupt Practices Act of 1977 and all other applicable anti-corruption laws, (ii) all economic sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control or the U.S. Department of State (collectively, “Sanctions”) and (iii) all applicable export controls laws.

(d) None of the Company or any of its Subsidiaries, or any director or officer, or, to the Company’s Knowledge, any Affiliate or representative of the Company or any of its Subsidiaries, is a Person that is, or is owned or controlled by Persons that are: (i) the subject of any Sanctions or (ii) located, organized or resident in a country or region that is the subject of Sanctions.

Section 4.13. Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies of the Company and its Subsidiaries relating to the business, assets and operations of the Company and its Subsidiaries in effect as of the date of this Agreement are in full force and effect and (b) no notice of cancellation or modification has been received by the Company relating to any material insurance policy of the Company, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured under such insurance policies. Section 4.13 of the Company Disclosure Schedule sets forth all material insurance policies held by the Company and its Subsidiaries as of the date hereof.

Section 4.14. Litigation. There is no Action pending against, threatened in writing against or, to the Knowledge of the Company, otherwise threatened against, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened Actions, would be before) or by any Governmental Authority or arbitrator, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Applicable Date through the date hereof, there has not been any internal investigation conducted by the Company or the Company Board (or any committee thereof) concerning any material allegations of fraud or malfeasance. Since the Applicable Date, there has been no material allegation of fraud or malfeasance involving the Company any of its Subsidiaries or any their respective assets.

Section 4.15. Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any material real property is valid and in full force and effect (subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and general principles of equity), free and clear of all Liens other than Permitted Liens and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.

(c) Each of the Company and its Subsidiaries has such consents, easements, rights-of-way, fee assets, permits, servitudes and licenses (including rights to use the surface or subsurface under an Oil and Gas Lease) from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct its business as it is presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Pipelines owned or operated by the Company and any of its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by the Company or its Subsidiaries, and there are no gaps (including any gap arising as a result of any violation, breach or default by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Right-of-Way contains a requirement that the holder thereof make royalty or other payments based, directly or indirectly, on the throughput of Hydrocarbons on or across such Right-of-Way (other than customary royalties under Oil and Gas Leases based solely on Hydrocarbons produced from such Oil and Gas Lease).

Section 4.16. Intellectual Property; IT Assets; Data Privacy and Security. (a) Section 4.16(a) of the Company Disclosure Schedule sets forth a complete and correct list as of the date hereof of all registrations, issuances and applications for registration or issuance of Company IP comprising trademarks, patents, copyrights and domain names (“Registered IP”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries solely and exclusively own all of the Company IP, and, to the Knowledge of the Company, hold their rights in the Licensed IP, in each case, free and clear of any Liens (other than Permitted Liens), (ii) the Company and each of its Subsidiaries own or have a valid and, to the Knowledge of the Company, enforceable license or other right to use all Intellectual Property used or held for use in, or necessary for, the conduct of its business as currently conducted, (iii) all Registered IP is subsisting and valid and, to the Knowledge of the Company, is enforceable, (iv) neither the Company nor its Subsidiaries, nor the conduct of their respective businesses, has infringed, misappropriated, diluted or otherwise violated, or is infringing, misappropriating, diluting or otherwise violating, the Intellectual Property rights of any Person, (v) to the Knowledge of the Company, no Person has challenged, infringed, misappropriated, diluted, tarnished or otherwise violated any Company IP or any rights of the Company or any of its Subsidiaries in any Licensed IP, (vi) neither the Company nor any of its Subsidiaries is subject to any Action, nor, to the Knowledge of the Company, is any Action threatened against the Company or any of its Subsidiaries, with respect to any Intellectual Property owned, used or held for use by the Company or any of its Subsidiaries or alleging that any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates, dilutes or otherwise violates any Intellectual Property rights of any Person, (vii) the Company and its Subsidiaries have taken commercially reasonable actions to maintain, enforce and protect all Company IP and none of the Company IP has been adjudged invalid or unenforceable in whole or in part, (viii) the Company and its Subsidiaries have taken commercially reasonable steps designed to maintain the confidentiality of all Trade Secrets owned, used or held for use by the Company or any of its Subsidiaries, and none of such Trade Secrets has been disclosed other than to employees, contractors, consultants, representatives and agents of the Company or any of its Subsidiaries under appropriate written confidentiality agreements or comparable professional obligations of confidentiality, (ix) the Company and each of its Subsidiaries have either entered into binding, written agreements with their respective current and former employees and independent contractors who have participated in the development of any material Intellectual Property for or on behalf of the Company or such Subsidiary, as applicable, whereby such employees and independent contractors presently assign to the Company or such Subsidiary, as applicable, any ownership interest and right they may have in all such Intellectual Property, or have had such current and former employees and independent contractors assign to the Company or such Subsidiary, as applicable, any ownership interest and rights they may have in all such Intellectual Property by operation of law, (x) the consummation of the transactions contemplated by this Agreement will not (A) materially alter, encumber, extinguish or impair the Company IP or the Company’s or its Subsidiaries’ right to use any Licensed IP or (B) to the Knowledge of the Company, encumber any of the Intellectual Property owned or licensed by Parent or any of its Affiliates, and (xi) there exist no restrictions on the disclosure, use, license or transfer of the Company IP.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) the Company and its Subsidiaries have taken commercially reasonable actions, consistent with current industry standards and Applicable Data Protection Requirements, designed to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures, business continuity procedures, multi-factor authentication procedures and encryption and other security protocol technology, and (iii) there has been no breach, or unauthorized use, access, interruption, modification or corruption, of any IT Assets (or any information or transactions stored or contained therein or transmitted thereby).

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have at all times complied, and are currently in compliance, with all Applicable Data Protection Requirements, (ii) no Actions are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries by any Person alleging a violation of any Applicable Data Protection Requirement or such Person’s privacy, personal or confidentiality rights, nor, to the Knowledge of the Company, are any investigations by any Governmental Authorities pending against the Company or any of its Subsidiaries relating to any Applicable Data Protection Requirements, (iii) the Company and its Subsidiaries have implemented and maintained commercially reasonable physical, technical, and organizational measures designed to protect all IT Assets and Personal Information in their possession or control against a breach, or unauthorized use, access, exfiltration, destruction, alteration, disclosure, loss, theft, interruption, modification or corruption, thereof (“Data Breach”), including procedures with respect to notification of any Data Breach that are required under any Applicable Data Protection Requirements, and (iv) there has been no Data Breach with respect to any such Personal Information, and the Company and its Subsidiaries have not been required under any Applicable Data Protection Requirement to provide any notice to any Governmental Authority or Person in connection with any Data Breach.

Section 4.17. Taxes.

(a) All material Tax Returns required to be filed by Applicable Law by, or on behalf of, the Company or any of its Subsidiaries have been timely filed (taking into account valid extensions of time to file), and all such Tax Returns are true, complete and correct in all material respects. Each of the Company and each of its Subsidiaries has timely paid (or has had paid on its behalf) in full to the appropriate Governmental Authority all material Taxes due and payable by it, whether or not shown as due on any Tax Returns.

(b) Each of the Company and each of its Subsidiaries has properly and timely withheld or collected and timely paid, or is properly holding for timely payment, all material Taxes required to be withheld, collected and paid over by it under Applicable Law, and each of the Company and each of its Subsidiaries has complied in all material respects with all related information reporting, withholding and record retention requirements.

(c) There is no Action in respect of a material amount of Taxes of the Company and its Subsidiaries that is currently being conducted or, to the Knowledge of the Company, threatened in writing by a Governmental Authority. There are no outstanding requests for filings or determinations in respect of any material Tax or Tax asset between the Company or any of its Subsidiaries and any Governmental Authority.

(d) No material Tax deficiency has been asserted in writing against the Company or any of its Subsidiaries that has not been resolved or paid in full. Within the past six years, no material written claim has been made by any Governmental Authority in a jurisdiction where the Company or a Subsidiary of the Company does not file a particular type of Tax Return or pay a particular type of Tax that the Company or a Subsidiary of the Company is or may be required to file such Tax Return or pay such Tax.

(e) There are no Liens on any of the assets of the Company or any of its Subsidiaries attributable to a material amount of Taxes other than Permitted Liens.

(f) Neither the Company nor any of its Subsidiaries has waived any statute of limitation in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for any material amount of Taxes, which waiver or extension is currently in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business for no more than six months).

(g) Neither the Company nor any Subsidiary of the Company (i) is, or has been, a member of any affiliated, consolidated, combined or unitary Tax group, other than a group the common parent of which is the Company or any Subsidiary of the Company, or (ii) has any liability for any material amount of Taxes of any Person (other than the Company or current or former Subsidiary of the Company) arising from the application of Treasury Regulations Section 1.1502-6 (or any analogous provision of U.S. state or local or non-U.S. Tax law) or as a transferee or successor.

(h) Neither the Company nor any of its Subsidiaries has entered into, or participated in, any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action, or has knowledge of any fact or circumstance, that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(j) Neither the Company nor any of its Subsidiaries has been a “distributing” corporation or a “controlled corporation” (each within the meaning of Section 355(a)(1)(A) of the Code) in any distribution of stock during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(k) Neither the Company nor any Subsidiary of the Company is a party to, or is bound by or has any obligation under any material Tax Sharing Agreement (other than agreements solely by and among the Company and its Subsidiaries).

Section 4.18. Employee Benefit Plans. (a) Section 4.18(a) of the Company Disclosure Schedule contains a correct and complete list of each material Employee Plan. With respect to each material Employee Plan, the Company has made available to Parent true, correct and complete copies of, to the extent applicable, (i) such Employee Plan, including any amendment thereto (or, in the case of any unwritten Employee Plan, a written description thereof), (ii) each trust, insurance, annuity or other funding arrangement or amendment related thereto, (iii) the most recent summary plan description and any summary of material modifications prepared, (iv) the three most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recent determination or opinion letter from the Internal Revenue Service (the “IRS”) and (vi) the three most recent annual reports on Form 5500 (or comparable form).

(b) Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has in the past six years sponsored, maintained, administered or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to, any Title IV Plan (including any liability on account of a “complete withdrawal” or a “partial withdrawal” (within the meaning of Sections 4203 and 4205 of ERISA, respectively) from any Multiemployer Plan) or any International Plan.

(c) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and the Company is not aware of any reason why any such determination letter should be revoked or not be issued or reissued.

(d) Each Employee Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended (if applicable) to comply and has been operated in compliance with, and the Company and its Subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A of the Code.

(e) Except as set forth on Section 4.18(e) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby (either alone or together with any other event) will (i) entitle any current or former Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Employee Plan, (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Parent, to merge, amend or terminate any Employee Plan or (iv) result in the payment of any amount that would not be deductible by reason of Section 280G of the Code or would be expected to be subject to an excise Tax under Section 4999 of the Code.

(f) Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider for any Tax incurred by such Service Provider, including under Section 409A or 4999 of the Code.

(g) Neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Service Provider (other than coverage mandated by Applicable Law, including COBRA).

(h) Each Employee Plan and its related trust, insurance contract or other funding vehicle has been maintained in compliance with its terms and all Applicable Law, including ERISA and the Code, except for failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No action, suit, investigation, audit, proceeding or claim (other than routine claims for benefits) is pending against or involves or, to the Company’s Knowledge, is threatened against or threatened to involve, any Employee Plan before any arbitrator or any Governmental Authority, including the IRS, the Department of Labor or the PBGC, which, individually or in the aggregate, if determined or resolved adversely in accordance with the plaintiff’s demands, could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, an Employee Plan which would increase materially the expense of maintaining such Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended prior to the date hereof.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all contributions, premiums and payments that are due have been made for each Employee Plan within the time periods prescribed by the terms of such plan and Applicable Law, and all contributions, premiums and payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles and have been properly reflected on the Company Balance Sheet or disclosed in the notes thereto.

Section 4.19. Labor Matters. (a) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any Collective Bargaining Agreement or any other Contract with a labor union or similar labor organization, and, to the Company’s Knowledge, no Person has applied to the National Labor Relations Board to be certified as the bargaining agent of any Company Employee with respect to such employee’s employment with the Company and its Subsidiaries.

(b) There are no unfair labor practice complaints pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving Company Employees. There is no, and there has not been since the Applicable Date, labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries currently employs or engages any Service Provider outside of the U.S.

(d) The Company and its Subsidiaries are, and have been since the Applicable Date, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment, and the payment and withholding of Taxes, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Since the Applicable Date, except as has not had and would not reasonably be expected to, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) no allegations of sexual harassment, sexual abuse, or other sexual misconduct have been made against any Service Provider of the Company or any of its Subsidiaries with respect to actions taken in the course of employment or engagement with the Company or its Subsidiaries and (ii) there are no proceedings pending or, to the Knowledge of the Company, threatened related to allegations of sexual harassment, sexual abuse or other sexual misconduct by any Service Provider of the Company or any of its Subsidiaries. Since the Applicable Date, except as has not had and would not reasonably be expected to result in material liability to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment, sexual abuse or other sexual misconduct by any Service Provider of the Company or any of its Subsidiaries.

(f) Since the Applicable Date, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with WARN and has no liabilities thereunder and have not taken any action during the 90-day period prior to the date hereof, or will take any action, that would reasonably be expected to cause Parent or any of its Affiliates or the Surviving Corporation or any of its successors or assigns to have any liability following the Closing Date under WARN.

Section 4.20. Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Action is pending or, to the Knowledge of the Company, threatened by any Person relating to the Company or any of its Subsidiaries under or relating to any Environmental Law, Hazardous Substance or Environmental Permit; (ii) the Company and its Subsidiaries are and for the past three years have been in compliance with all Environmental Laws, and such compliance includes obtaining, maintaining, timely renewing, and complying with, all Environmental Permits; (iii) there has been no Release of any Hazardous Substance at, from, in, on, under, to or about (A) any property currently or, to the Knowledge of the Company, formerly owned, leased or operated by, or (B) to the Knowledge of the Company, any property or facility to which any Hazardous Substance has been transported for disposal, recycling or treatment by or on behalf of, in each case the Company or any of its Subsidiaries (or any of their respective predecessors); and (iv) the Company has made available to Parent complete and accurate copies of all environmental assessment and audit reports and studies that relate to the Company or its Subsidiaries (or any of their respective predecessors), in each case that are in the Company’s possession, custody or control.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the consummation of the transactions contemplated hereby requires no filings or notifications to be made or actions to be taken pursuant to any financial assurance, bond, letter of credit or similar instrument required for the operations of the Company or its Subsidiaries under any Environmental Law or Environmental Permit.

(c) The consummation of the transactions contemplated herein does not subject any Company owned or leased real property interest to the New Jersey Industrial Site Recovery Act (N.J.A.C. 7:26B) or the Connecticut Property Transfer Law (Conn. Gen. Stat. § 22a-134, et seq. as amended by Public Act 01-204).

Section 4.21. Oil and Gas Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for property (i) sold, leased or otherwise disposed of in the ordinary course of business since the dates of the reserve reports prepared by DeGolyer and MacNaughton (collectively, the “Company Independent Petroleum Engineers” and such reserve reports, the “Company Independent Reserve Reports”) relating to the Company’s and its Subsidiaries’ interests referred to therein as of December 31, 2022, (ii) reflected in the Company Independent Reserve Report or in the Company SEC Documents as having been sold, leased or otherwise disposed of prior to the date hereof, or (iii) sold, leased or otherwise disposed of as permitted under Section 6.01, the Company and its Subsidiaries have Defensible Title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Independent Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries. For purposes of the foregoing sentence, “Defensible Title” means the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Independent Reserve Report of all Hydrocarbons produced from or allocated to such Oil and Gas Properties throughout the life of such Oil and Gas Properties and (B) is free and clear of all Liens (other than Permitted Liens).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Independent Petroleum Engineers relating to the Oil and Gas Properties referred to in the Company Independent Reserve Reports that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Independent Reserve Reports was, as of the time provided, accurate in all respects. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Independent Reserve Reports are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company and its Subsidiaries at the dates indicated

therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Independent Reserve Reports that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person under (or otherwise with respect to) any Oil and Gas Leases owned or held by the Company or any of its Subsidiaries have been properly and timely paid or contested in good faith in the ordinary course of business, as to which reserves have been taken in accordance with GAAP, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business, as to which reserves have been taken in accordance with GAAP and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s Knowledge, no third-party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business, as to which reserves have been taken in accordance with GAAP) and are not being held in suspense (by the Company, any of its Subsidiaries, any third-party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells. Neither the Company nor any of its Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties, deliveries required to resolve imbalances and similar arrangements established in the Oil and Gas Leases owned or held by the Company or its Subsidiaries) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in the Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) All of the Wells and all water, carbon dioxide, injection or other wells (i) located on the Oil and Gas Properties of the Company and its Subsidiaries or on the Units included in the Oil and Gas Properties owned or held by the Company or its Subsidiaries or (ii) otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries, have been drilled, completed and operated within the limits permitted by the applicable Contracts and Oil and Gas Leases entered into by the Company or any of its Subsidiaries (or their respective predecessor in interest) related to such wells and in compliance with Applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such wells and all related development, production and other operations with respect to such wells have been conducted in compliance with all Applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Merger and the other transactions contemplated by this Agreement.

(g) All Oil and Gas Properties operated by the Company and its Subsidiaries have been operated in accordance with reasonable, prudent oil and gas field practices, except where the failure to so operate would not reasonably have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.22. Material Contracts. (a) Except as set forth in Section 4.22(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is party to or bound by any Contract:

(i) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the 1933 Act;

(ii) that are employment, independent contractor, consulting, severance or similar agreements with any individual (or such individual’s alter ego entity) under which the Company or any of its Subsidiaries is or could become obligated to provide a base salary or annual consulting fees in excess of $500,000;

(iii) that (or, together with additional related Contracts with the same Person or its Affiliates) (A) involves the payment or receipt of amounts by the Company or any of its Subsidiaries of more than $35,000,000 in the calendar year ended December 31, 2022 or any subsequent calendar year or (B) is material to the CCUS Business and cannot be cancelled at any time by the Company or its applicable Subsidiary without penalty or further payment on no more than ninety (90) days’ notice;

(iv) that are partnership, strategic alliance or joint venture agreements (A) if the interest of the Company or any of its Subsidiaries therein has an aggregate book value in excess of $35,000,000 or (B) that are material to the CCUS Business;

(v) that provides for the acquisition or disposition, directly or indirectly (by merger or otherwise) of assets (including properties) or capital stock (other than acquisitions or dispositions of Hydrocarbons or inventory and raw materials and supplies in the ordinary course of business) (A) for aggregate consideration under such Contract in excess of $25,000,000 or (B) pursuant to which the Company or its Subsidiaries has continuing material “earn-out” or other contingent payment obligations;

(vi) providing for material indemnification by the Company or any its Subsidiaries, other than indemnification obligations in (A) customary joint operating agreements and (B) commercial agreements, in each case, in the ordinary course of business relating to the EOR Business;

(vii) that contains any “most favored nation” or most favored customer provision, preferential right or rights of first or last offer, negotiation or refusal (other than customary preferential rights in customary joint operating agreements entered into relating to the EOR Business in the ordinary course of business);

(viii) that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any assets or any equity interests of any Person (excluding, in respect of the foregoing, agreements between the Company and its wholly-owned Subsidiaries);

(ix) that materially restricts or purports to materially restrict the ability of the Company or any of its Affiliates to compete with, or to provide services in any line of business or with any Person or in any geographic area or market segment, in each case that would be applicable to the Surviving Corporation or any of its Subsidiaries or the Parent or any of its Subsidiaries following the Effective Time;

(x) that is a Collective Bargaining Agreement;

(xi) containing any swap, cap, floor, collar, futures contract, forward contract, option and any other derivative financial instrument, contract or arrangement, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever (other than hedges or forward Contracts entered into in the ordinary course of business);

(xii) (A) with (1) any beneficial owner (as defined in Rule 13d-3 under the 1934 Act) of 5% or more of any class of securities of the Company or any of its Subsidiaries who has filed a Schedule 13D or Schedule 13G under the 1934 Act (or, to the Company’s Knowledge, is required to make such a filing), or (2) any director or officer of the Company or any of its Subsidiaries or (B) that is required to be disclosed under Item 404 of Regulation S-K promulgated under the 1933 Act;

(xiii) that (A) evidences Indebtedness for borrowed money of the Company or any Subsidiary of the Company (committed or outstanding) in excess of $15,000,000, (B) evidences a capitalized lease obligation in excess of $15,000,000 that is required to be classified as a balance sheet liability of the Company in accordance with GAAP or (C) restricts the payment of dividends or other distribution of assets by any of the Company or its Subsidiaries;

(xiv) that would be required to be scheduled against Section 4.04 if in existence as of the date hereof;

(xv) requiring future capital expenditures by the Company or any of its Subsidiaries other than any capital expenditure contemplated by Section 6.01(e) of the Company Disclosure Schedule;

(xvi) under which the Company or any of its Subsidiaries (A) grants any right, license or covenant not to sue with respect to any Intellectual Property (other than non-exclusive licenses granted to customers or vendors in the ordinary course of business) or (B) obtains any right, license or covenant not to be sued with respect to any Intellectual Property owned by any third party (other than licenses for commercial off-the-shelf software which are generally available on non-discriminatory pricing terms); or

(xvii) that is the subject of any Action individually in excess of $5,000,000 and under which there are outstanding obligations (including settlement agreements) of the Company or any of its Subsidiaries.

(b) The Company has made available to Parent a true and complete copy of each Contract listed or required to be listed in Section 4.22(a) of the Company Disclosure Schedule (such Contracts, together with any Contract to which the Company or any of its Subsidiaries becomes a party or by which it becomes bound after the date hereof that would be required to be listed in Section 4.22(a) of the Company Disclosure Schedule if in effect as of the date hereof, the “Material Contracts” and each, a “Material Contract”). Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Material Contracts is valid, binding obligation of the Company, and to the Knowledge of the Company, each other party thereto, and in full force and effect, in each case subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (whether considered in a proceeding in equity or at law), and (ii) since the Applicable Date, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Material Contract, has breached or violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract.

Section 4.23. Affiliate Transactions. Neither the Company nor any Subsidiary of the Company is a party to any Contract or other transaction, agreement or binding arrangement or understanding between the Company or its Subsidiaries, on the one hand, and any Affiliates thereof (other than wholly owned Subsidiaries of such Person) on the other hand.

Section 4.24. Finders’ Fees. Except for J.P. Morgan Securities LLC (“JPM”), Perella Weinberg Partners L.P. (“PWP”) and PJT Partners LP (“PJT”), there is no financial advisor, investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.25. Opinion of Financial Advisors.

(a) The Company Board has received an opinion of JPM, to the effect that, as of the date of such opinion, the Merger Consideration to be paid to the holders of the Company Shares in the Merger is fair, from a financial point of view, to such holders. A written copy of such opinion will be delivered promptly after the date hereof to Parent for informational purposes only.

(b) The Company Board has received an opinion of PWP, to the effect that, as of the date of such opinion, the Merger Consideration to be received by holders of outstanding Company Shares (other than Parent and its affiliates) in the proposed Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. A written copy of such opinion will be delivered promptly after the date hereof to Parent for informational purposes only.

(c) The Company Board has received an opinion of PJT, to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders of the Company Shares in the Merger is fair to such holders from a financial point of view. A written copy of such opinion will be delivered promptly after the date hereof to Parent for informational purposes only.

Section 4.26. Antitakeover Statutes. The restrictions applicable to business combinations contained in Section 203 of the DGCL (or any other antitakeover or similar statute or regulation) are inapplicable to the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby. No other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby. There is no rights agreement, stockholder rights plan, tax preservation plan, net operating loss preservation plan or “poison pill” antitakeover plan in effect to which the Company or any of its Subsidiaries is subject, party to or otherwise bound.

Section 4.27. No Other Representations or Warranties.

(a) Except for the representations and warranties made in this Article 4, as qualified by the Company Disclosure Schedule, or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Merger or the transactions contemplated hereby, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article 4, as qualified by the Company Disclosure Schedule, or any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective business; or (ii) any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Merger or the transactions contemplated hereby.

(b) The Company acknowledges and agrees that the representations and warranties by Parent and Merger Sub set forth in this Agreement constitute the sole and exclusive representations and warranties of such parties in connection with the transactions contemplated hereby, and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Merger Sub.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, except (x) as disclosed in any Parent SEC Document filed with or furnished to the SEC and publicly available since January 1, 2022 through the Business Day prior to the date of this Agreement

(but excluding any general cautionary or forward-looking statements contained in the “Risk Factors” section or “Forward-Looking Statements” and any other statements that are similarly cautionary, predictive or forward-looking in nature, in each case other than any description of historical facts or events included therein); provided that this clause (x) shall not apply to the representations and warranties set forth in Sections 5.05 or 5.06(b), or (y) as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01. Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.02. Corporate Authorization. Each of Parent and Merger Sub has all requisite corporate power and authority, as applicable, to perform its obligations hereunder and consummate the Merger. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby are within the corporate powers of Parent and Merger Sub and have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, except for the adoption of this Agreement by the sole stockholder of Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Laws affecting creditors’ rights generally and general principles of equity).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing by or with respect to Parent or Merger Sub with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the NYSE, 1933 Act, the 1934 Act and any other state or federal securities laws, (d) any of the actions or filings set forth on Section 5.03 of the Parent Disclosure Schedule and (e) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Sub, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law or (c) assuming compliance with the matters referred to in Section 5.03, require payment or notice to, or any consent or other action by any Person under, constitute a breach or default, or an event that, with or without notice or lapse of time or both, would constitute a violation or breach of, or give rise to any right of termination, suspension, cancellation, acceleration, payment or any other change of any rights or obligations of Parent or any of its Subsidiaries, or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding on Parent or any of its Subsidiaries or any Permit affecting, or relating to, the assets or business of Parent and its Subsidiaries or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. Capitalization. (a) The authorized capital stock of Parent consists of (i) 9,000,000,000 Parent Shares and (ii) 200,000,000 shares of preferred stock, without par value (the “Parent Preferred Stock”). As of March 31, 2023, (A) 4,042,984,946 Parent Shares were issued and outstanding, (B) 38,353,868 Parent Shares were subject to awards made in the form of restricted common stock or restricted common stock units and (C) no shares of Parent Preferred Stock were issued or outstanding. All outstanding shares of capital stock of Parent have been duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

(b) There are no outstanding bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters on which stockholders of the Parent may vote. As of March 31, 2023, except as set forth in this Section 5.05, there were no outstanding (i) shares of capital stock or other voting securities of or ownership interests in Parent, (ii) securities of Parent convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in Parent, (iii) warrants, calls, options, subscriptions, commitments, Contracts or other rights to acquire from Parent, or other obligation of Parent to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities of or ownership interests in, Parent or (iv) restricted shares, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or ownership interests in, Parent (the items in clauses (i) through (iv), including, for the avoidance of doubt, the Parent Shares, being referred to collectively as the “Parent Securities”). Neither Parent nor any of its Subsidiaries is a party to any voting agreement with respect to the voting, registration or transfer of any Parent Securities.

(c) The Parent Shares to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof is not subject to any preemptive or other similar right.

Section 5.06. Subsidiaries. (a) Each Subsidiary of Parent is an entity duly incorporated or otherwise duly organized, validly existing and (where applicable) in good standing under the laws of its jurisdiction of incorporation or organization, has all corporate, limited liability company or comparable powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent’s annual report on Form 10-K for the fiscal year ended December 31, 2022 identifies, as of its filing date, all “significant subsidiaries” (as defined under Rule 1-02(w) of Regulation S-X promulgated pursuant to the 1934 Act) (each, a “Significant Subsidiary”) of Parent and their respective jurisdictions of organization.

(b) As of the date hereof, there were no issued, reserved for issuance or outstanding (i) securities of Parent or any of its Significant Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any of its Significant Subsidiaries, (ii) warrants, calls, options or other rights to acquire from Parent or any of its Significant Subsidiaries, or other obligations of Parent or any of its Significant Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Significant Subsidiary of Parent or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Significant Subsidiary of Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Subsidiary Securities”). As of the date hereof, there are no outstanding obligations of Parent or any of its Significant Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities.

(c) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $1.00 per share, all which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and, prior to the Effective Time, Merger Sub will have engaged in no business and have no liabilities or obligations other than in connection with such transactions. Merger Sub has no Subsidiaries.

Section 5.07. SEC Filings and the Sarbanes-Oxley Act. (a) Since the Applicable Date, Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Parent (collectively, together with any exhibits and schedules thereto and other information incorporated therein, as they may have been supplemented, modified or amended since the date of filing, the “Parent SEC Documents”).

(b) As of its filing date (or, if amended or superseded by a filing, on the date of such filing), each Parent SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d) Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) Since the Applicable Date, Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the 1934 Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be included in Parent’s periodic and current reports under the 1934 Act, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities. Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic and current reports required under the 1934 Act.

(f) Since the Applicable Date, Parent and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. There has not been any such disclosure made by management to Parent’s auditors and audit committee since the Applicable Date.

(g) Neither Parent nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of Parent in violation of Section 402 of the Sarbanes-Oxley Act.

(h) Parent is in compliance with, and since the Applicable Date has complied, in each case in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(i) Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) have made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct.

Section 5.08. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents (including all related notes and schedules thereto) fairly present in all material respects, in conformity with GAAP (except, in the case of unaudited consolidated interim financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis (except as may be indicated therein or in the notes thereto), the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 5.09. Disclosure Documents. The Registration Statement, and any amendments or supplements thereto, when filed, will comply as to form in all material respects with the applicable requirements of the 1933 Act. At the time the Registration Statement or any amendment or supplement thereto becomes effective, the Registration Statement, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent in writing for inclusion or incorporation by reference in the Proxy Statement/Prospectus or any amendment or supplement thereto shall not, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time of the Requisite Company Vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.09 will not apply to statements or omissions included or incorporated by reference in the Registration Statement or Proxy Statement/Prospectus or any amendment or supplement thereto based upon information furnished by the Company or any of its representatives or advisors in writing specifically for use or incorporation by reference therein.

Section 5.10. Tax Treatment. Neither Parent nor any of its Subsidiaries has taken or agreed to take any action, or has knowledge of any fact or circumstance, that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 5.11. Absence of Certain Changes. Since the Parent Balance Sheet Date through the date of this Agreement, there has not been any event, change, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12. Ownership of Company Shares. Neither Parent nor any of its Subsidiaries (including Merger Sub but excluding any pension or benefit plan managed or advised by Parent, its Subsidiaries or their respective employees) owns or has owned at any time in the three years preceding the date of this Agreement any Company Shares beneficially or of record.

Section 5.13. No Other Representations or Warranties.

(a) Except for the representations and warranties made in this Article 5, as qualified by the Parent Disclosure Schedule, or any certificate delivered pursuant to this Agreement, neither Parent, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement, the Merger or the transactions contemplated hereby, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except as expressly provided in this Article 5, as qualified by the Parent Disclosure Schedule, or any certificate delivered pursuant to this Agreement, neither Parent, Merger Sub nor any other Person makes or has made any representation or warranty to Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) any oral or written information presented to Company or any of its Affiliates or Representatives in the course of the negotiation of this Agreement or in the course of the Merger or the transactions contemplated hereby.

(b) Parent acknowledges and agrees that the representations and warranties by the Company set forth in this Agreement constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby, and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company. In connection with their due diligence investigation of the Company, Parent and Merger Sub have received and may continue to receive after the date hereof from the Company certain estimates, projections, forecasts and other forward-looking information regarding the Company and its businesses and operations. Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements and that Parent and Merger Sub will have no claim against the Company with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. During the period from the date hereof until the Effective Time, except (i) with the prior written consent of Parent in each instance (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that Parent’s consent will be deemed obtained if Parent has not expressly denied its consent with respect to a given action within five Business Days following the Company’s request for Parent’s consent, (ii) as required by Applicable Law, (iii) as otherwise expressly contemplated or permitted by this Agreement or (iv) as set forth in Section 6.01 of the Company Disclosure Schedule, (A) the Company shall, and shall cause each of its Subsidiaries to use commercially reasonable efforts to (1) conduct its business in the ordinary course of business, (2) preserve intact its present business organization, (3) comply with Applicable Laws and its Contracts, and maintain in effect all necessary Permits, (4) keep available the services of its directors, officers and key employees on commercially reasonable terms and (5) preserve satisfactory business relationships with its customers, lenders, suppliers and others having material business relationships with it; provided that no COVID-19 Response shall be deemed to be a breach of this Section 6.01 provided that, prior to taking any COVID-19 Response, the Company shall provide advance notice to and consult with Parent in good faith with respect thereto, and (B) the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) enter into any new line of business outside of the CCUS Business, the EOR Business and the existing other businesses of the Company and its Subsidiaries as of the date of this Agreement;

(c) (i) adjust, split, combine, subdivide or reclassify any shares of its capital stock (other than such transactions by a wholly owned Subsidiary of the Company), (ii) declare, authorize, establish a record date for, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock (including any Company Shares), except for dividends by any of its wholly-owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of its capital stock (including any Company Shares), Company Securities or any Company Subsidiary Securities, other than (A) the withholding of equity securities to satisfy tax obligations with respect to awards granted pursuant to any Equity Plan existing as of the date of this Agreement or (B) the acquisition by the Company of awards granted pursuant to any Equity Plan prior to the date hereof or otherwise in accordance with this Agreement in connection with the forfeiture of such awards;

(d) (i) issue, deliver, sell, dispose, encumber, grant, confer, award or authorize the issuance, delivery, sale, disposal, encumbrance, grant, conferral or award of, any Company Securities or Company Subsidiary Securities, other than the issuance (A) of any Company Shares upon settlement of Company RSUs, Company DSUs or Company TSR Performance Awards that are outstanding on the date of this Agreement in accordance with the terms of those equity-based awards on the date of this Agreement, (B) of any Company Shares upon the exercise of Warrants that are outstanding on the date of this Agreement in accordance with the terms of the Warrants on the date of this Agreement, (C) of any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company, (D) of Company Shares under the ESPP in accordance with Section 2.04(f) and (E) of any equity or equity-based awards to the extent permitted by Section 6.01(m) or (ii) amend or otherwise change any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(e) incur any capital expenditures or any obligations or liabilities in respect thereof, except as contemplated by Section 6.01(e) of the Company Disclosure Schedule;

(f) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (i) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement that is made available to Parent, (ii) acquisitions for which the consideration is less than $35,000,000 individually or $70,000,000 in the aggregate or (iii) acquisitions and licenses in the ordinary course of business;

(g) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than such transactions among wholly owned Subsidiaries of the Company;

(h) sell, lease, license or otherwise transfer, or dispose of, mortgage, sell and lease back or otherwise, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses or other interests therein whether tangible or intangible (including securitizations) (other than Intellectual Property), other than (i) sales of inventory and equipment, or sales of Hydrocarbons, in each case in the ordinary course of business, or sales of or disposals of obsolete or worthless assets at the end of their scheduled retirement, (ii) pursuant to Contracts in effect on the date hereof that are made available to Parent, (iii) Permitted Liens, (iv) transfers among the Company and its wholly owned Subsidiaries, or among the wholly owned Subsidiaries of the Company and (v) sales, leases or dispositions for which the consideration is less than $35,000,000 individually or $70,000,000 in the aggregate;

(i) sell, assign, license, sublicense, transfer, convey, abandon, or incur any Lien other than Permitted Liens on or otherwise dispose of or fail to maintain, enforce or protect any material Intellectual Property owned, used or held for use by the Company or any of its Subsidiaries (except for non-exclusive licenses or sublicenses of Intellectual Property granted by the Company or any of its Subsidiaries in the ordinary course of business);

(j) make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business;

(k) create, incur, assume, refinance or otherwise become liable with respect to any Indebtedness for borrowed money or guarantees thereof, other than (i) as required by its terms, (ii) additional borrowings under the Company Credit Agreement as in effect as of the date hereof, (iii) additional Indebtedness for borrowed money to fund the capital expenditures contemplated by Section 6.01(e) of the Company Disclosure Schedule if such Indebtedness may be repaid at Closing without penalty, or (iv) Indebtedness for borrowed money among the Company and its Subsidiaries or among Subsidiaries of the Company, or guarantees thereof;

(l) enter into, amend or modify in any material respect or terminate any Material Contract or any Contract that would constitute a Material Contract if it were in effect on the date of this Agreement or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice and, in the case of Contracts relating to the CCUS Business, subject to Section 6.01(r);

(m) (i) with respect to any current or former Service Provider (A) grant or increase any compensation, bonus, severance, retention, change in control, termination pay, welfare or other benefits, except for (x) increases in base compensation or wages (and corresponding increases in target annual bonus opportunities) of not more than 6% per Company Employee for Company Employees with base compensation of less than $500,000 and (y) (i) payment of annual bonuses to the extent earned for the fiscal year ending December 31, 2023 pursuant to the applicable Employee Plan and (ii) grants of annual bonus opportunities in respect of any fiscal year that commences after the date of this Agreement and prior to the Effective Time with target amounts consistent with the preceding clause (x) and with performance goals that are consistent with the budget for the applicable fiscal year, in the case of each of clauses (x) and (y), in the ordinary course of business consistent with past practice, (B) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any equity or equity-based awards held by, any current or former Service Provider except as set forth in Section 6.01(m)(i)(B) of the Company Disclosure Schedule, (C) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Employee Plan or (D) enter into or amend any employment, consulting, severance, retention, change in control, termination pay, retirement, deferred compensation, transaction bonus or similar agreement or arrangement other than Contracts entered into or amended in the ordinary course of business consistent with past practice that are immaterial to the Company in both cost and significance, (ii) establish, terminate, adopt, enter into or amend any Employee Plan, (iii) establish, adopt or enter into any Collective Bargaining Agreement or recognize any new union, works council or similar employee representative with respect to any current or former Company Employee, (iv) hire any employees with base compensation of $200,000 or more (unless necessary to replace an employee (other than an officer of the Company or any of its Subsidiaries) whose employment has ended, in which case such replacement employee shall be hired on comparable terms as the employee being replaced), or (v) terminate the employment of any Company Employee with base compensation of $200,000 or more, other than for cause;

(n) change in any respect the Company’s methods of accounting, except as required by changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(o) settle, release, waive, discharge or compromise, or offer or propose to settle, release, waive, discharge or compromise, (i) any Action or threatened Action (excluding any Action or threatened Action relating to Taxes, which shall be subject to Section 6.01(p)) involving or against the Company or any of its Subsidiaries that results in a payment obligation (net of insurance proceeds) of the Company or any of its Subsidiaries in excess of $5,000,000 individually or $15,000,000 in the aggregate, or that imposes any material restrictions or limitations upon the assets, operations or business of the Company or any of its Subsidiaries or equitable or injunctive remedies or the admission of any criminal wrongdoing or (ii) any Action or threatened Action (excluding any Action or threatened Action relating to Taxes, which shall be subject to Section 6.01(p)) that relates to the transactions contemplated hereby;

(p) (i) make, change or revoke any material election with respect to Taxes, other than in the ordinary course of business, (ii) file any amended material Tax Return, (iii) settle or compromise any material Tax claim, audit or assessment, (iv) prepare and file any material Tax Return in a manner materially inconsistent with past practice, (v) adopt or change any material Tax accounting method, (vi) change any Tax accounting period, (vii) enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund, offset or reduction in Tax, or (viii) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment (other than any such extensions or waivers automatically granted);

(q) fail to use reasonable best efforts to maintain in full force and effect existing material insurance policies (or substantially similar replacements thereto); provided that in the event of a termination, cancellation or lapse of any material insurance policy, the Company shall use commercially reasonable efforts to promptly obtain replacement policies providing substantially comparable insurance coverage with respect to the material assets, operations and activities of the Company and its Subsidiaries as currently in effect as of the date hereof;

(r) enter into, amend or modify any Contract that materially commits, restricts or encumbers the assets, capacities or volumes of either the Green Pipeline or the NEJD Pipeline following the Closing that cannot be cancelled at any time by the Company or its applicable Subsidiary without penalty or further payment on no more than ninety (90) days’ notice; or

(s) agree, resolve or commit to do any of the foregoing.

Section 6.02. Access to Information. From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement dated as of May 10, 2021 between the Company and Parent (the “Confidentiality Agreement”), the Company shall (and shall cause its Subsidiaries to) (a) provide Parent or its Representatives reasonable access to the Representatives and offices, properties, books and records, work papers and other documents of the Company and its Subsidiaries (including existing financial and operating data relating to the Company and its Subsidiaries) and to Service Providers in accordance with Section 6.02 of the Company Disclosure Schedule and (b) furnish to Parent and its Representatives such existing information as such Persons may reasonably request within a reasonable time of such request, including copies of such existing information. Any investigation pursuant to this Section 6.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries and Parent shall only have the right to perform a visual site assessments of the Company properties. Notwithstanding anything to the contrary herein, (a) the Company shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to Parent or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information is prohibited by Applicable Law or an existing Contract or agreement, but the Company will institute an alternate arrangement reasonably acceptable to Parent that enables Parent to gain access to the relevant information; (b) Parent shall not have access to personnel records of the Company or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the Company’s good faith opinion the disclosure of which could subject the Company or any of its Subsidiaries to risk of liability; (c) Parent and its Representatives shall not be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the Company or its Subsidiaries without the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion; and (d) to the extent the Company is obligated to provide Parent or its Representatives with physical access to the officers, key employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to their books, records, contracts and documents pursuant to this Section 6.02, the Company may instead provide such access by electronic means if physical access would not be permitted under Applicable Law (including any COVID-19 Measures). Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.02 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. No information or knowledge obtained by Parent in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder or to operate as a non-compete obligation against Parent and its Subsidiaries.

Section 6.03. No Solicitation; Other Offers. (a) From the date hereof until the Effective Time, the Company shall not and shall cause its Subsidiaries and its and their directors and officers not to, and shall use reasonable best efforts to cause its and their Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or knowingly encourage the submission by a Third Party of any Acquisition Proposal, (ii) enter into, engage in or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books, records, work papers and other documents related to the Company or any of its Subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, facilitate or encourage any effort by any Third Party, in each case, in connection with or in response to an Acquisition Proposal, or any inquiry that would reasonably be expected to lead an Acquisition Proposal, or (iii) enter into any oral or written or binding or non-binding agreement in principle, letter of intent, indication of interest, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument contemplating an Acquisition Proposal; provided that notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal, seek to clarify the terms and conditions of such inquiry or proposal and (B) in response to an inquiry or proposal from a Third Party, inform a Third Party or its Representative of the restrictions imposed by the provisions of this Section 6.03. The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, and will enforce or cause to be enforced each such agreement in accordance with its terms at the request of Parent; provided, however, that the Company may waive or fail to enforce any provision of such standstill or similar agreement of any Person if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under Applicable Law. It is agreed that any violation of the restrictions on the Company set forth in this Section by any Subsidiary of the Company or by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 6.03(a) by the Company.

(b) Except as permitted by Section 6.03(c), the Company Board, including any committee thereof, agrees it will not (i) qualify, withdraw or modify in a manner adverse to Parent or Merger Sub, or propose publicly to qualify, withdraw or modify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (ii) adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any Acquisition Proposal, or resolve to take any such action, (iii) publicly make any recommendation in connection with a tender offer or exchange offer by a Third Party other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Company Board of the type contemplated by Rule 14d-9(f) under the 1934 Act, (iv) other than with respect to a tender or exchange offer described in clause (iii), following the date any Acquisition Proposal or any material modification thereto is first publicly announced, fail to issue a press release reaffirming the Company Board Recommendation within ten Business Days after a request by Parent to do so or (v) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus when disseminated to the Company’s stockholders (any of the foregoing in these clauses (i) through (v), an “Adverse Recommendation Change”).

(c) Exceptions. Notwithstanding Section 6.03(a) and Section 6.03(b), at any time prior to the receipt of the Requisite Company Vote:

(i) the Company, directly or indirectly through its Representatives, may (A) engage in the activities prohibited by clauses (i) through (iii) of Section 6.03(a) with any Third Party and its Representatives that has made after the date of this Agreement a bona fide, written Acquisition Proposal that did not result from a breach of Section 6.03(a) that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, is, or is reasonably likely to lead to, a Superior Proposal, and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries and afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those contained in the Confidentiality Agreement; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party or its Representatives; and

(ii) subject to compliance with Section 6.03(e), the Company Board may (A) following receipt of a bona fide, written Acquisition Proposal that did not result from a breach of Section 6.03(a) that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, make an Adverse Recommendation Change or terminate this Agreement pursuant to and in accordance with Section 10.01(d)(i) in order to enter into a definitive agreement for such Superior Proposal, or (B) in response to events, changes or developments in circumstances that are material to the Company and its Subsidiaries, taken as a whole, that were not known to the Company Board, or if known the consequences of which were not reasonably foreseeable, in each case as of or prior to the date hereof, and that become known to the Company Board prior to the receipt of the Requisite Company Vote (an “Intervening Event”), make an Adverse Recommendation Change; provided that in no event shall any of the following constitute or contribute to an Intervening Event: (A) any action taken by the parties pursuant to the affirmative covenants set forth in Section 8.01, or the consequences of any such action, (B) any event, circumstance, development, occurrence, fact, condition, effect or change relating to Parent or its Subsidiaries, (C) the fact that the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; provided that any underlying event, circumstance, development, occurrence, fact, condition, effect or change that is the cause thereof may be taken into account, (D) changes in the Company Share price or Parent Share price or (E) the receipt, existence or terms of any Acquisition Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal;

in each case referred to in the foregoing clauses (i) and (ii) only if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably likely to be inconsistent with its fiduciary duties under Delaware law. In addition, nothing contained herein shall prevent the Company Board from complying with Rule 14e-2(a) or Rule 14d-9 under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.03.

(d) Required Notices. The Company Board shall not take any of the actions referred to in Section 6.03(c)(i) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours after a director or senior executive officer of the Company becomes aware of such Acquisition Proposal or request) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries with respect to any Acquisition Proposal or for access to the business, properties, assets, books, records, work papers or other documents relating to the Company or any of its Subsidiaries by any Third Party that has indicated it may be considering making, or has made, an Acquisition Proposal. Such notice shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. The Company shall keep Parent reasonably informed, on a reasonably current basis, of the status and details of any such Acquisition Proposal, indication or request and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 6.03(d).

(e) Last Look. Further, the Company Board shall not take any of the actions referred to in Section 6.03(c)(ii), unless (i) the Company promptly notifies Parent, in writing at least four Business Days before taking that action, of its intention to do so, specifying in reasonable detail the reasons therefor (which notice shall not constitute an Adverse Recommendation Change), attaching (A) in the case of a Superior Proposal, the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and identifying the Third Party making the Acquisition Proposal, or (B) in the case of an Intervening Event, a reasonably detailed description of such Intervening Event, (ii) the Company has negotiated, and has caused its Representatives to negotiate in good faith with Parent (to the extent Parent wishes to negotiate) during such notice period any revisions to the terms of this Agreement that Parent proposes and (iii) following the end of such notice period, the Company Board shall have determined, in consultation with outside legal counsel and its independent financial advisor, and giving due consideration to such revisions proposed by Parent, that (A) in the case of a Superior Proposal, such Superior Proposal would nevertheless continue to constitute a Superior Proposal (assuming such revisions proposed by Parent were to be given effect) (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company; provided that for the purposes of such new notification the reference to “four Business Days” in Section 6.03(e)(i) shall be deemed to be “three Business Days”) and (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, such Intervening Event would nevertheless necessitate the need for such Adverse Recommendation Change (it being understood and agreed that any material change to the facts and circumstances relating to such Intervening Event shall require a new written notification from the Company; provided that for the purposes of any such new notification the reference to “four Business Days” in Section 6.03(e)(i) shall be deemed to be “three Business Days”), and, in either case, the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Delaware law.

(f) Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means any bona fide, written Acquisition Proposal not solicited in breach of this Agreement (but substituting “50%” for all references to “20%” in the definition of such term) by any Person or group (other than Parent or any of its Subsidiaries), (i) on terms that the Company Board determines in good faith after consultation with outside counsel and its financial advisor, are more favorable to the Company’s stockholders than the Merger, taking into account the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and this Agreement (taking into account any revisions to the terms of this Agreement proposed by Parent in response to such Acquisition Proposal as contemplated by Section 6.03(e)) and (ii) that the Company Board determines is reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, financing, timing, conditionality, legal and other aspects of such proposal.

(g) Obligation of the Company to Terminate Existing Discussions. The Company shall, and shall cause its Subsidiaries and its and their directors and officers to, and shall use reasonable best efforts to cause its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal. The Company shall promptly request that each Third Party, if any, that has executed a confidentiality agreement within the 12-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information), in accordance with the terms of such confidentiality agreements. The Company shall use its reasonable best efforts to secure all certifications of such return or destruction as promptly as practicable.

Section 6.04. Updated Equity Awards Schedule. Upon Parent’s written request, the Company will provide Parent, within three days of such request, a revised version of Section 4.05(a) of the Company Disclosure Schedule, updated as of the most recent practicable date.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Conduct of Parent. During the period from the date hereof until the Effective Time, except (i) with the prior written consent of the Company in each instance (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that the Company’s consent will be deemed obtained if the Company has not expressly denied its consent with respect to a given action within five Business Days following the Parent’s request for the Company’s consent, (ii) as required by Applicable Law, (iii) as otherwise expressly contemplated or permitted by this Agreement or (iv) as set forth in Section 7.01 of the Parent Disclosure Schedule, Parent shall not, nor shall it permit any of its Subsidiaries to:

(b) adopt or propose any change in the certificate of incorporation of Parent in any manner that would be materially adverse to the Company or the Company’s stockholders;

(c) adopt a plan or agreement of complete or partial liquidation or dissolution of Parent;

(d) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to Parent’s capital stock (excluding, for the avoidance of doubt, stock buybacks) other than regular quarterly cash dividends payable by Parent including increases that are materially consistent with past practice; or

(e) agree or commit to do any of the foregoing.

Section 7.02. Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03. Director and Officer Liability. (a) Without limiting any other right that an Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, Parent shall require the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(i) For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former directors, officers, employees, fiduciaries and agents of the Company and its Subsidiaries, and any individuals serving in such capacity at or with respect to other Persons at the Company’s or its Subsidiaries’ request (each, an “Indemnified Person”) from and against any losses, damages, liabilities, costs, expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect thereof) in respect of the Indemnified Persons’ having served in such capacity at or prior to the Effective Time, in each case, to the fullest extent permitted by the DGCL or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law. If any Indemnified Person is made party to any claim, action, suit, proceeding or investigation arising out of or relating to matters that would be indemnifiable pursuant to the immediately preceding sentence, Surviving Corporation shall advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such claim, action, suit, proceeding or investigation in each case to the extent the Company is required to do so and on the same terms as provided in the Company’s bylaws in effect on the date hereof; provided that any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 7.03, upon learning of any such proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 7.03 except to the extent such failure materially prejudices such party’s position with respect to such claims); and

(ii) For six years after the Effective Time, Parent shall cause the Surviving Corporation shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors, employees, fiduciaries and agents and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(b) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries shall honor and comply with their respective obligations under any indemnification agreement with any Indemnified Person that is set forth in Section 7.03(b) of the Company Disclosure Schedule, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Person thereunder.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), which D&O Insurance shall (i) be for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, (ii) be from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of him or her having served in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto; provided further that the cost of any such tail policy shall not exceed 300% of the aggregate annual premium paid by the Company in respect of the D&O Insurance (which amount is set forth in Section 7.03(c) of the Company Disclosure Schedule); and provided, further, that if the aggregate premiums of such tail policy exceed such amount, the Company shall, or Parent shall cause the Surviving Corporation to, as applicable, obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 7.03.

(e) The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries under the DGCL or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries that is set forth in Section 7.03(b) of the Company Disclosure Schedule.

Section 7.04. Employee Matters. (a) Not later than five Business Days following the date of this Agreement, and to the extent permitted by Applicable Law, the Company shall provide Parent with a true, complete and correct list of the following with respect to (i) each Company Employee: name, employer, title, hire date, location, whether full- or part-time, whether active or on leave (and, if on leave, the nature of the leave and the expected return date), whether exempt from the Fair Labor Standards Act, annual salary or wage rate, most recent annual bonus received and current annual bonus opportunity and (ii) each individual independent contractor whose engagement involves providing material services to the Company: name, entity for which services are provided, services provided, service commencement date, rate of compensation and scheduled termination date.

(b) For the period commencing at the Closing and ending on the first anniversary thereof or shorter period of employment with Parent and its Affiliates (including the Surviving Corporation) following the Closing (the “Continuation Period”), Parent shall provide, or shall cause its Affiliates (including the Surviving Corporation) to provide, each Company Employee who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”) and who continue employment during such time period (i) with a base salary or base wages and target annual cash incentive compensation opportunities that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time and (ii) employee benefits (excluding any equity or equity-based compensation, change in control, transaction or retention bonuses or payments) that are no less favorable in the aggregate than those provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time. Notwithstanding anything provided in this Section 7.03 or anything else in this Agreement to the contrary, each Continuing Employee who, at any time during the Continuation Period becomes covered by a Collective Bargaining Agreement shall solely be provided with compensation, benefits and terms and conditions of employment consistent with the terms of such Collective Bargaining Agreement.

(c) With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or its Affiliates in which any Continuing Employee is eligible to participate on or after the Closing, for purposes of determining eligibility to participate and vesting (but not for benefit accrual purposes, except for paid time off and severance), Parent shall, or shall cause its Affiliates (including the Surviving Corporation) to, use commercially reasonable efforts to treat such Continuing Employee’s service with the Company or any of its Subsidiaries prior to the Closing as service with Parent and its Affiliates to the same extent as such Continuing Employee was entitled, before the Closing, to credit for such service under any analogous Employee Plan; provided that the foregoing shall not apply to the extent that it would result in any duplication of benefits for the same period of service.

(d) Prior to the Closing Date, the Company shall take all actions that may be necessary or appropriate to terminate, as of the day immediately preceding the Closing Date, (i) the Company’s 401(k) plan (the “Company 401(k) Plan”) and (ii) each other Employee Plan identified in Section 7.04(d) of the Company Disclosure Schedule; provided that such termination is permitted under Section 409A of the Code. The Company shall provide Parent with evidence that the Company 401(k) Plan and each other Employee Plan identified in Section 7.04(d) of the Company Disclosure Schedule has been terminated (the form and substance of which shall be subject to review and reasonable comment by Parent) not later than two Business Days immediately preceding the Closing Date. In connection with the termination of the Company 401(k) Plan, Parent shall permit each Continuing Employee who is a participant in the Company 401(k) Plan to (A) become a participant in a 401(k) plan of Parent or its Subsidiary that is an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) (the “Parent 401(k) Plan”) immediately after the Closing Date, subject to the terms and conditions of the Parent 401(k) Plan and (B) subject to the terms and conditions of the Parent 401(k) Plan, to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash or a note (in the case of a participant loan) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan effective as of the Closing Date (provided that the foregoing shall not require the Parent 401(k) Plan to accept a rollover of more than one loan note per participant). Notwithstanding the foregoing, the Company shall not terminate the Company 401(k) Plan or any other Employee Plan identified in Section 7.04(d) of the Company Disclosure Schedule if, not later than five Business Days prior to the Closing Date, Parent requests that the Company not terminate such plan.

(e) Nothing in this Section 7.03, express or implied, (i) is intended to or shall confer upon any Person other than the parties hereto, including any current or former Service Provider, Company Employee or Continuing Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (ii) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any Employee Plan or other benefit plan, program, agreement or arrangement, (iii) shall alter or limit the ability of Parent or any of its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to amend, modify or terminate any Employee Plan or any other benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) shall create any obligation on the part of Parent or its Subsidiaries (or, following the Effective Time, the Company or any of its Subsidiaries) to employ or engage any Service Provider for any period following the Effective Time.

Section 7.05. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the Parent Shares to be issued as part of the Merger Consideration to be listed on the NYSE, subject to official notice of issuance.

Section 7.06. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such similar Taxes imposed on the Company or any of its Subsidiaries with respect to the Merger shall be paid by Parent and Merger Sub when due.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including using such reasonable best efforts in connection with (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make or cause to be made an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within twenty Business Days after the date hereof. Each of Parent and the Company shall respond as promptly as practicable to any inquiries received from any Governmental Authority for additional information and documentary material that may be requested pursuant to the HSR Act and use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Each party hereto shall (i) notify the other parties of any substantive communication to that party from any Governmental Authority, and, subject to Applicable Law, permit the other parties to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority, (ii) promptly furnish the other parties with copies of all correspondence, filings and written communications between it and its Representatives, on the one hand, and such Governmental Authority, on the other hand, with respect to this Agreement and the transactions contemplated hereby, (iii) not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning any competition or antitrust matters in connection with this Agreement or the transactions contemplated hereby unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate thereat and (iv) furnish the other parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives on the one hand, and any Governmental Authority or members or their respective staffs on the other hand, with respect to any competition or antitrust matters in connection with this Agreement. Any materials exchanged in connection with this Section 8.01 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning valuation or other competitively sensitive material, and the parties may, as they deem advisable and necessary, designate any materials provided to the other under this Section 8.01 as “outside counsel only.”

(c) Without limiting this Section 8.01, but subject to the remainder of this Section 8.01(c), Parent and the Company shall use their reasonable best efforts to resist, defend against, lift or rescind the entry of any injunction or restraining order or other order of any Governmental Authority prohibiting the parties from consummating the transactions contemplated hereby in accordance with the terms of this Agreement; provided that nothing in this Section 8.01 or anything else in this Agreement shall require Parent or any of its Subsidiaries to (and neither the Company nor any of its Subsidiaries shall, or shall offer or agree to, do any of the following without Parent’s prior written consent): (i) sell, divest or discontinue any portion of the assets, liabilities, activities, businesses or operations of Parent or its Subsidiaries existing prior to the Closing, (ii) accept any other remedy with respect to Parent’s or any of its Subsidiaries’ assets, liabilities, activities, businesses or operations, (iii) accept any other remedy with respect to the Company’s or any of its Subsidiaries’ assets, liabilities, activities, businesses or operations (collectively, “Company Activities”) that would, in case of any such other remedy for purposes of this clause (iii), represent a material restriction, limit or restraint on the ability of Parent or its Subsidiaries to conduct or engage in Company Activities after the Closing (it being understood and agreed that any remedy with respect to the Company Activities relating to the CCUS Business will represent a material restriction, limit or restraint on the ability of Parent or its Subsidiaries to conduct or engage in Company Activities after the Closing) or (iv) otherwise take or commit to take any actions with respect to Company Activities that would reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the Company and its Subsidiaries (any of the actions described in the preceding clauses (i)-(iv), a “Burdensome Condition”). Notwithstanding the foregoing, at the written request of Parent, the Company shall, and shall cause its Subsidiaries to, agree to take any action that would constitute a Burdensome Condition so long as, in the case of actions described in clauses (i)-(ii) of the definition of Burdensome Condition, such action is conditioned upon the occurrence of the Closing.

(d) Parent shall, upon consultation with the Company and in consideration of the Company’s views in good faith, be entitled to direct the defense of this Agreement and the transactions contemplated hereby before any Governmental Authority and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Authorities regarding (i) the expiration or termination of any applicable waiting period relating to the Merger under the HSR Act or (ii) obtaining any consent, approval, waiver, clearance, authorization or permission from a Governmental Authority; provided, however, that it shall afford the Company a reasonable opportunity to participate therein.

Section 8.02. Certain Filings. Subject to Section 8.01 and Section 8.03, the Company and Parent shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Contracts, in connection with the consummation of the transactions contemplated by this Agreement. Subject to Section 8.01 and Section 8.03, upon Parent’s written request, the Company shall use reasonable best efforts to seek any such actions, consents, approvals and waivers; provided that in no event shall the Company be required to pay, prior to the Effective Time, any fee, penalty or other consideration to any Person for any such actions, consents, approvals and waivers (unless Parent agrees to reimburse the Company).

Section 8.03. Registration Statement; Proxy Statement/Prospectus; Company Meeting. (a) Parent and the Company will jointly prepare and cause to be filed with the SEC the Registration Statement (in which the Proxy Statement/Prospectus will be included) and the Proxy Statement/Prospectus and shall use commercially reasonable efforts to cause such filing to be made no later than 45 days after the date hereof. The Company, Parent and Merger Sub shall cooperate with each other in the preparation of the Registration Statement and the Proxy Statement/Prospectus and furnish all information concerning itself and its Affiliates that is required in connection with the preparation of the Registration Statement or Proxy Statement/Prospectus. No filing of, or amendment or supplement to, the Registration Statement or Proxy Statement/Prospectus or response to SEC comments will be made by Parent or the Company without providing the other party a reasonable opportunity to review and comment thereon and such party shall give reasonable consideration to any comments made by the other party and its Representatives; provided, that with respect to documents filed by Parent which are incorporated by reference in the Registration Statement or Proxy Statement/Prospectus, this Company right to review shall apply only with respect to information (if any) relating to the Company’s business, financial condition or results of operations. Each of Parent and the Company shall use its commercially reasonable efforts to (i) cause the Registration Statement and the Proxy Statement/Prospectus at the date that it (and any amendment or supplement thereto) is first published, sent, or given to the stockholders of the Company and at the time of the Company Meeting, to (A) comply as to form in all material respects with the requirements of the 1933 Act and 1934 Act, respectively, and the rules and regulations promulgated thereunder and (B) not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) have the Registration Statement declared effective under the 1933 Act as promptly as practicable after its filing and keep the Registration Statement effective for so long as necessary to consummate the Merger.

(b) Each party will notify the other party promptly of the receipt of any comments or other communications, whether written or oral, that such party or its Representatives may receive from time to time from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Registration Statement or Proxy Statement/Prospectus or for additional information and each party will supply the other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement/Prospectus or the transactions contemplated hereby. Parent will take the lead in any meetings or conferences with the SEC. If at any time prior to the Company Meeting (or any adjournment or postponement thereof) any information relating to Parent or the Company, or any of their respective Affiliates, directors or officers, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or Proxy Statement/Prospectus, so that the Registration Statement or Proxy Statement/Prospectus, respectively, would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information will promptly notify the other party hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by Applicable Law, disseminated to the stockholders of the Company.

(c) The Company shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to the stockholders of the Company as promptly as practicable after the Registration Statement is declared effective by the SEC.

(d) The Company will, as soon as reasonably practicable following the date of this Agreement, establish a record date (and commence a broker search pursuant to Section 14a-13 of the 1934 Act in connection therewith) for, and as soon as reasonably practicable following the date the Registration Statement is declared effective by the SEC, duly call, give notice of, convene and hold (no later than the 50th day following the first mailing of the Proxy Statement/Prospectus), the Company Meeting. Subject to Section 6.03, the Company shall effect the Company Board Recommendation. The Proxy Statement/Prospectus shall (subject to Section 6.03) include the Company Board Recommendation. Once the Company Meeting has been scheduled by the Company, the Company shall not adjourn, postpone, reschedule or recess the Company Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed); provided that the Company may, notwithstanding the foregoing, without the prior written consent of Parent, postpone or adjourn the Company Meeting (i) if, after consultation with Parent, the Company believes in good faith that such adjournment or postponement is reasonably necessary to solicit additional proxies for the purpose of obtaining the Requisite Company Vote, (ii) if there are not holders of a sufficient number of Company Shares present or represented by proxy at the Company Meeting to constitute a quorum at the Company Meeting and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined in good faith, after consultation with outside legal counsel, is reasonably likely to be required under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of the Company prior to the Company Meeting; provided, however, that the Company Meeting shall not be postponed or adjourned as a result of clause (i) or clause (ii) above for a period of more than ten Business Days in the aggregate without the prior written consent of Parent. The Company agrees that, unless this Agreement is terminated pursuant to Section 10.01, its obligations pursuant to this Section 8.03 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Acquisition Proposal. The Company further agrees that unless this Agreement is terminated pursuant to Section 10.01, its obligation to hold the Company Meeting shall not be affected by the making of any Adverse Recommendation Change; provided, however, that in such event the Company shall have no obligation to solicit proxies to obtain the Requisite Company Vote. The Company shall provide updates to Parent with respect to the proxy solicitation for the Company Meeting (including interim results) as reasonably requested by Parent.

Section 8.04. Public Announcements. The initial press release issued by Parent and the Company with respect to the execution of this Agreement shall be reasonably agreed upon by Parent and the Company. Thereafter, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association (in which case, such disclosing party will endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such public statement or press release, and, in the case of the Company, will implement any reasonable comments of Parent thereto), shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation (and, in the case of the Company, without the prior written consent of Parent (not to be unreasonably withheld)). Notwithstanding the foregoing, (i) without prior consultation, each party may disseminate the information included in a press release or other document previously approved for external distribution by the other parties and unmodified from the version so approved, and the restrictions set forth in this Section 8.04 shall not apply in connection with any dispute between the parties regarding this Agreement or the transactions contemplated hereby and (ii) no provision of this Agreement shall be deemed to restrict in any manner a party’s ability to communicate with its employees. The Company shall not be required by any provision of this Agreement to consult with or obtain any approval from Parent with respect to a public announcement or press release issued solely in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or an Adverse Recommendation Change, other than as set forth in and subject to compliance with Section 6.03.

Section 8.05. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments, assurances or other instruments and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.06. Section 16 Matters. Prior to the Effective Time, the Company and Parent shall take all actions necessary to cause any dispositions of (or other transactions in) Company Shares (including derivative securities with respect to such Company Shares) resulting from the transactions contemplated by this Agreement or acquisitions of Parent Shares (including derivative securities with respect to Parent Shares) resulting from the transactions contemplated by Article 2 of this Agreement, in each case, by each officer or director who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16(b)-3 under the 1934 Act.

Section 8.07. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement (other than such communications contemplated in Section 8.01, which shall be governed by such Section);

(c) any Actions commenced or, to its knowledge (or, in the case of the Company or its Subsidiaries, to the Knowledge of the Company), threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d) Knowledge of any inaccuracy of any representation or warranty made by that party contained in this Agreement, or any other fact, event or circumstance, that would reasonably be expected to cause any condition to the Merger to not be satisfied; and

(e) Knowledge of any failure of that party to comply with or satisfy any covenant, condition or agreement that would reasonably be expected to cause any condition to the Merger to not be satisfied;

provided that the delivery of any notice pursuant to this Section 8.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.08. Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Shares from the NYSE and the deregistration of the Company Shares under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days thereafter.

Section 8.09. Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Section 8.10. Tax Matters.

(a) The Company shall use its reasonable best efforts to deliver to Vinson & Elkins, L.L.P. (“V&E”), counsel to the Company, and Davis Polk & Wardwell LLP (“Davis Polk”), counsel to Parent, the Company Tax Representation Letter, dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC), signed by an executive officer of the Company, containing representations of the Company, and Parent shall use its reasonable best efforts to deliver to V&E and Davis Polk the Parent Tax Representation Letter, dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC), signed by an executive officer of Parent, containing representations of Parent, in each case, as shall be reasonably requested in connection with any Tax opinion regarding the U.S. federal income Tax consequences of the Merger that may be contained or set forth in the Registration Statement or delivered to a party in connection with the Closing.

(b) The parties adopt this agreement as a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder. Each of Parent and the Company shall (and shall cause its Subsidiaries and Affiliates to) use its reasonable best efforts (i) to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to which Parent and the Company will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code and (ii) not to, and not permit or cause any of its respective Subsidiaries or Affiliates to, take or cause to be taken any action reasonably likely to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code. Each of Parent and the Company shall notify the other party promptly after becoming aware of any fact or circumstance that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code.

(c) To the extent permitted by Applicable Law, the parties shall (and shall cause their Subsidiaries and Affiliates to) report the Merger for U.S. federal, state and other applicable income Tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code (and comply with all reporting and recordkeeping requirements applicable to the Merger that are prescribed by the Code, the Treasury Regulations or forms, instructions or other publications of the Internal Revenue Service, including the recordkeeping and information-filing requirements prescribed by Treasury Regulations Section 1.368-3) and take no Tax position inconsistent therewith. Notwithstanding any provision in this Agreement to the contrary, (i) it is not a condition to the Closing that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) none of Parent, the Company or any Subsidiary of either shall have any liability or obligation to any holder of Company Shares should the Merger fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 8.11. Treatment of Company Indebtedness. Prior to the Closing Date, the Company shall, as reasonably requested by Parent in writing, (i) deliver (or cause to be delivered) notices of the payoff, prepayment, discharge and termination of any outstanding Indebtedness or obligations of the Company and each applicable Subsidiary of the Company as required under the Company Credit Agreement and any other Indebtedness for borrowed money of the Company and any of its Subsidiaries (the amounts outstanding under the Company Credit Agreement and under all other Indebtedness for borrowed money of the Company and its Subsidiaries, collectively, the “Company Indebtedness Payoff Amount”), (ii) take all other actions within its reasonable control and reasonably required to facilitate the repayment of the Company Indebtedness Payoff Amount, including the termination of the commitments under the Company Credit Agreement, in each case, substantially concurrently with the Effective Time, and (iii) obtain customary payoff or termination letters or other similar evidence with respect to the Company Credit Agreement and any other Indebtedness for borrowed money of the Company and any of its Subsidiaries, in each case, in a form reasonably acceptable to Parent, at least two (2) Business Days prior to the Closing Date (which payoff letters shall be subject to customary conditions). Parent shall (x) irrevocably pay off, or cause to be paid off, at or substantially concurrently with the Effective Time, the Company Indebtedness Payoff Amount (if any) and (y) take all actions within its control to provide all customary cooperation as may be reasonably requested by the Company to assist the Company in connection with its obligations under this Section 8.11. For the avoidance of doubt, (A) the Company and its Subsidiaries shall have no obligation to make any payment in respect of the Company Indebtedness Payoff Amount or in respect of any notice delivered under Section (i) of this Section 8.11 prior to the Effective Time and (B) the Company shall not be obligated to terminate or discharge (or make or cause to become effective any such action) the Company Credit Agreement or any other Indebtedness for borrowed money of the Company or its Subsidiaries prior to the Effective Time.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a) no injunction or other order issued by a court of competent jurisdiction or Applicable Law or legal prohibition shall prohibit or make illegal the consummation of the Merger;

(b) the adoption and approval of this Agreement and the transactions contemplated hereby, including the Merger, by the Requisite Company Vote shall have been obtained;

(c) any applicable waiting period under the HSR Act (including any extension thereof) shall have expired or been terminated;

(d) the Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

(e) the Parent Shares to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 9.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Company shall have performed in all material respects each of its obligations under this Agreement required to be performed by it at or prior to the Effective Time;

(b) (i) the representations and warranties of the Company set forth in Sections 4.01, 4.02, 4.04(a), 4.06 (other than the first four sentences of 4.06(b)), 4.23, 4.24, 4.25 and 4.26 of this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); (ii) the representations and warranties of the Company set forth in Sections 4.05 and 4.06(b) (other than the last sentence thereof) of this Agreement shall be true and correct (except for de minimis inaccuracies) in all respects as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); (iii) the representation and warranty of the Company set forth in Section 4.10(b) of this Agreement shall be true and correct in all respects as of the date of this Agreement; and (iv) the representations and warranties of the Company set forth in this Agreement (other than those referred to in the preceding clauses (i)-(iii)) shall be true and correct as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the case of clauses (i), (ii) and (iv) disregarding for this purpose all “Company Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties;

(c) there shall not have occurred since the date hereof a Company Material Adverse Effect;

(d) the closing condition in Section 9.01(a) (if the Applicable Law or legal prohibition relates to any of the matters referenced in Section 9.01(c)) shall have been satisfied without the imposition of a Burdensome Condition (including any Burdensome Condition that would come into effect at the Closing);

(e) the closing condition in Section 9.01(c) shall have been satisfied without the imposition of a Burdensome Condition (including any Burdensome Condition that would come into effect at the Closing); and

(f) the Company shall have delivered to Parent a certificate signed by an executive officer of the Company dated as of the Closing Date certifying that the conditions specified in paragraphs (a), (b) and (c) of this Section 9.02 have been satisfied.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following conditions:

(a) Parent and Merger Sub shall have performed in all material respects each of their obligations under this Agreement required to be performed by them at or prior to the Effective Time;

(b) (i) the representations and warranties of Parent and Merger Sub set forth in Sections 5.01, 5.02 and 5.04(a) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); (ii) the representations and warranties of Parent set forth in Section 5.05 of this Agreement shall be true and correct (except for de minimis inaccuracies) in all respects as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period); (iii) the representation and warranty of Parent set forth in Section 5.11 of this Agreement shall be true and correct in all respects as of the date of the Agreement; and (iv) the representations and warranties of Parent set forth in this Agreement (other than those referred to in the preceding clauses (i)-(iii)) shall be true and correct as of the date of this Agreement and at and as of the Effective Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, in the case of clauses (i), (ii) and (iv) disregarding for this purpose all “Parent Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties;

(c) there shall not have occurred since the date hereof a Parent Material Adverse Effect; and

(d) Parent shall have delivered to the Company a certificate signed by an executive officer of Parent dated as of the Closing Date certifying that the conditions specified in paragraphs (a), (b) and (c) of this Section 9.03 have been satisfied.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Effective Time has not occurred on or before July 13, 2024 (as such date may be extended pursuant to the following proviso, the “End Date”); provided, that, if on such date, one or more of the conditions to the Closing set forth in (A) Section 9.01(a) (if the Applicable Law or legal prohibition relates to any of the matters referenced in Section 9.01(c)), (B) Section 9.01(c), (C) Section 9.02(d) or (D) Section 9.02(e) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date) or waived, then either the Company or Parent may extend the End Date to January 13, 2025 by delivery of a written notice to the other party at or prior to 11:59 p.m. New York time, on July 13, 2024; provided that the right to extend the End Date or terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by the End Date;

(ii) any Governmental Authority of competent jurisdiction shall have issued an injunction, order or decree or enacted an Applicable Law that (A) prohibits or makes illegal consummation of the Merger or (B) permanently enjoins Parent or Merger Sub from consummating the Merger, and, with respect to any injunction, order, decree or Applicable Law referenced in clause (A) or (B), such injunction, order, decree or Applicable Law shall have become final and nonappealable; or

(iii) at the Company Meeting (including any adjournment or postponement thereof), the Requisite Company Vote shall not have been obtained; or

(c) by Parent, if:

(i) before the Requisite Company Vote has been obtained, an Adverse Recommendation Change shall have occurred;

(ii) prior to the Effective Time, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, is not cured by the Company within 30 days after receipt by the Company of written notice of such breach or failure; provided that, at the time of the delivery of such notice or thereafter, Parent or Merger Sub shall not be in material breach of its or their obligations under this Agreement so as to cause any of the conditions set forth in Section 9.01 or Section 9.03 not to be capable of being satisfied; or

(iii) a Specified Pipeline Event has occurred; provided that such termination right hereunder shall not be available to Parent if it fails to exercise such termination right within twenty Business Days of Parent becoming aware of the occurrence of a Specified Pipeline Event; or

(d) by the Company,

(i) before the Requisite Company Vote has been obtained, in order to enter into a definitive agreement with respect to a Superior Proposal; provided that the Company shall have contemporaneously with such termination tendered payment to Parent of the Company Termination Fee pursuant to Section 11.04(b)(i); or

(ii) prior to the Effective Time, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, is not cured by Parent or Merger Sub within 30 days after receipt by Parent of written notice of such breach or failure; provided that, at the time of the delivery of such notice or thereafter, the Company shall not be in material breach of its obligations under this Agreement so as to cause any of the conditions set forth in Section 9.01 or Section 9.02 not to be capable of being satisfied.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties hereto; provided that, if such termination shall result from (a) the fraud of any party or (b) an intentional breach by any party of its covenants or agreements hereunder, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other parties as a result of such failure. The provisions of this Section 10.02, the final two sentences of Section 6.02 and Article 11 (but, in the case of Section 11.13, only to the extent relating to obligations required to be performed after termination) shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“email”) transmission, so long as a receipt of such email is requested and received) and shall be given, if to Parent, Merger Sub or, after the Effective Time, the Company or the Surviving Corporation, to:

Exxon Mobil Corporation

22777 Springwoods Village Parkway

Spring, Texas 77389-1425

Attention: Craig S. Morford

Email: craig.s.morford@exxonmobil.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: Louis L. Goldberg

H. Oliver Smith

Shanu Bajaj

Email: louis.goldberg@davispolk.com

oliver.smith@davispolk.com

shanu.bajaj@davispolk.com

if to the Company, prior to the Effective Time, to:

Denbury Inc.

5851 Legacy Circle

Plano, Texas 75024

Attention: James S. Matthews

Email: jim.matthews@denbury.com

with a copy (which shall not constitute notice) to:

Vinson & Elkins LLP

845 Texas Avenue

Houston, Texas 77002

Attention: Stephen M. Gill;

Douglas E. McWilliams

D. Alex Robertson

Email: sgill@velaw.com

dmcwilliams@velaw.com

arobertson@velaw.com

or to such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

Section 11.02. Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those covenants and agreements set forth in this Article 11 (but, in the case of Section 11.13, only to the extent relating to obligations required to be performed after termination).

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Requisite Company Vote has been obtained, there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under the DGCL without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Company Termination Fee. (i) If this Agreement is terminated by (x) Parent pursuant to Section 10.01(c)(i) or (y) the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent in immediately available funds $144,000,000 (the “Company Termination Fee”), in the case of a termination by Parent, within three Business Days after such termination and, in the case of a termination by the Company, contemporaneously with and as a condition to such termination.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Company stockholders and (C) within 12 months following the date of such termination, the Company or any of its Subsidiaries shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, prior to or concurrently with the occurrence of the applicable event described in clause (C), the Company Termination Fee.

(iii) If (A) this Agreement is terminated by Parent pursuant to Section 10.01(c)(ii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Company Board and (C) within 12 months following the date of such termination, the Company or any of its Subsidiaries shall have entered into a definitive agreement with respect to or recommended to its stockholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, prior to or concurrently with the occurrence of the applicable event described in clause (C), the Company Termination Fee.

(iv) For the avoidance of doubt, the Company Termination Fee shall only be payable by the Company once hereunder.

(c) Parent Pipeline Termination Fee. If this Agreement is terminated pursuant to Section 10.01(c)(iii), Parent shall pay the Company, contemporaneously with and as a condition to such termination, a termination fee of $144,000,000 (the “Parent Pipeline Termination Fee”), in immediately available funds.

(d) Each party agrees that notwithstanding anything in this Agreement to the contrary (other than with respect to claims for, or arising out of or in connection with, fraud by any party or a willful breach by any party of its covenants or agreements hereunder), (i) in the event that any Termination Fee is paid to a party in accordance with this Section 11.04, the payment of such Termination Fee (including, if any, the costs or expenses payable pursuant to Section 11.04(e)) shall be the sole and exclusive remedy of such party, its subsidiaries, shareholders, Affiliates, officers, directors, employees and Representatives against the other party or any of its Representatives or Affiliates for, and (ii) in no event will the party being paid any Termination Fee or any other such person seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, in each case of clause (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of any Termination Fee (including, if any, the costs or expenses payable pursuant to Section 11.04(e)) in accordance with this Section 11.04, no party nor any Affiliates or Representatives of any party shall have any further liability or obligation to the other party relating to or arising out of this Agreement or the transactions contemplated hereby; provided that payment of the Termination Fee shall not shall relieve either party from any liability or obligation under the Confidentiality Agreement.

(e) Other Costs and Expenses. The parties acknowledge that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement. The parties agree that the applicable Termination Fee is liquidated damages and not penalties, and the payment of such Termination Fee in the circumstances specified herein is supported by due and sufficient consideration. Accordingly, if the Company or Parent, as the case may be, fails to timely pay an applicable Termination Fee, due pursuant to this Section 11.04 and, in order to obtain such payment, either Parent or the Company, as the case may be, commences a suit against the other party that results in a judgment for the payment of the applicable Termination Fee, the party paying such fee shall also pay to the other party interest on such fee at the annual rate equal to the prime rate, as published in The Wall Street Journal in effect on the date such payment was required to be made, through the date such payment was actually received, or such lesser rate as is the maximum permitted by Applicable Law.

Section 11.05. Disclosure Schedule and SEC Document References. (a) The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of the such party that is contained in this

Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent. The mere inclusion of an item in the Company Disclosure Schedule or the Parent Disclosure Schedule as an exception to a representation or warranty (or covenant, as applicable) shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively.

(b) The parties hereto agree that any information contained in any part of any Company SEC Document or Parent SEC Document filed with or furnished to the SEC and publicly available since January 1, 2022 through the Business Day prior to the date of this Agreement shall only be deemed to be an exception to (or a disclosure for purposes of) the applicable party’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.03, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.03 and for the provisions of Article 2 (including, for the avoidance of doubt, the right of former holders of Company equity securities to receive the consideration to which they are entitled under Article 2), no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. It is specifically intended that the Indemnified Persons are third party beneficiaries of Section 7.03.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that prior to the time that the Proxy Statement/Prospectus is mailed to the Company’s stockholders, Parent may designate, by written notice to the Company, another wholly owned Subsidiary in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary and all representations and warranties made herein with respect to Merger Sub shall be deemed representations and warranties with respect to such other Subsidiary as of the date of such designation; provided that any such assignment or designation shall not and would not reasonably be expected to impede or delay the consummation of the Merger or the other transactions contemplated hereby or otherwise materially impair or impede the rights of the Company’s stockholders under this Agreement. Any purported assignment, delegation or other transfer in violation of this Section 11.06 shall be void.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.08. Jurisdiction. The parties hereto agree that any suit, Action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, Action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, Action or proceeding in any such court or that any such suit, Action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, Action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, it being understood that the parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, ..jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed (including by electronic signature) by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed (including by electronic signature) by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 11.11. Entire Agreement. This Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby, taken as a whole, is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, the parties shall be entitled to an injunction or injunctions, or any other form of equitable relief, to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the courts referred to in Section 11.08, in addition to any other remedy to which they may be entitled at law or in equity. Each party hereto accordingly agrees (i) the non-breaching party will be entitled to injunctive and other equitable relief, without proof of actual damages and (ii) the alleged breaching party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement and will not plead in defense thereto that there are adequate remedies at law, all in accordance with the terms of this Section 11.13. The parties further agree to waive any requirement for the securing or posting of any bond or similar instrument in connection with such remedy (and each party hereto irrevocably waives any right it may have to require the securing or posting of any such bond or similar instrument), and that such remedy shall be in addition to any other remedy to which a party is entitled at law or in equity.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

DENBURY INC.

By:	/s/ Christian S. Kendall
	Name:	Christian S. Kendall
	Title:	President and Chief Executive Officer

EXXON MOBIL CORPORATION

By:	/s/ Dan Ammann
	Name:	Dan Ammann
	Title:	Vice President

EMPF CORPORATION

By:	/s/ Scott Darling
	Name:	Scott Darling
	Title:	President

[Signature Page to the Agreement and Plan of Merger]

Annex B

Execution Version

Privileged & Confidential

July 13, 2023

The Board of Directors

Denbury Inc.

5851 Legacy Circle

Plano, Texas 75024

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Denbury Inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of Exxon Mobil Corporation (the “Acquiror”). Pursuant to the Agreement and Plan of Merger dated as of July 13, 2023 (the “Agreement”) by and among the Company, the Acquiror and its wholly-owned subsidiary, EMPF Corporation (“Merger Sub”), Merger Sub will merge with and into the Company with the Company surviving the Transaction as a wholly-owned subsidiary of the Acquiror, and each share of Company Common Stock outstanding immediately prior to the Effective Time (as defined in the Agreement), other than shares of Company Common Stock held by the Company as treasury stock (other than Company Common Stock subject to or issuable in connection with any of the Company’s Employee Plans (as defined in the Agreement) or owned by the Acquiror or Merger Sub or held by any subsidiary of either the Company or the Acquiror (other than Merger Sub), will be converted into the right to receive 0.840 of a share (the “Consideration”) of the Acquiror’s common stock, without par value (the “Acquiror Common Stock”).

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the Company’s business (including the financial projections identified to us by the Company as the “Strip Pricing through 2027E Base Case,” the “Strip Pricing through 2027E CCUS Delay Case,” the “Strip Pricing through 2025E Base Case,” the “Strip Pricing through 2025E CCUS Delay Case,” the “Consensus Pricing through 2025E Base Case,” the “Consensus Pricing through 2025E CCUS Delay Case,” the “3-Year Historical Spot Price Average Base Case” and the “3-Year Historical Spot Price Average CCUS Delay Case”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. For purposes of our opinion and financial analyses, the Company’s Board of Directors directed us to use the “Strip Pricing through 2027E Base Case” and the “Strip Pricing through 2025E Base Case.” We express no view as to such analyses or forecasts or the assumptions on which they were based or as to such direction by the Company’s Board of Directors. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period for the Company have included acting as joint lead arranger and joint lead bookrunner on a credit facility of the Company in May 2022, and such services during such period for the Acquiror have included acting as joint lead arranger and joint bookrunner on a credit facility of the Acquiror in August 2021. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding Company Common Stock and the Acquiror Common Stock. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

V607855

Annex C

July 13, 2023

The Board of Directors

Denbury Inc.

5851 Legacy Circle

Plano, Texas 75024

Members of the Board:

We understand that Denbury Inc. (the “Company”), Exxon Mobil Corporation (“Parent”), and EMPF Corporation, a wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, Merger Sub will merge (the “Merger”) with and into the Company, as a result of which the Company will become a wholly-owned subsidiary of Parent, and each share of common stock, par value $0.001 per share (the “Company Common Stock”), of the Company outstanding immediately prior to the effective time of the Merger, other than shares that are held as treasury stock (other than shares subject to or issuable in connection with an Employee Plan (as defined in Merger Agreement) of the Company or are owned by Parent or Merger Sub or held by any subsidiary of either the Company or the Parent (other than Merger Sub) immediately prior to the effective time of the Merger), will be converted into the right to receive 0.840 shares (the “Merger Consideration”) of common stock, without par value (the “Parent Common Stock”), of Parent. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness from a financial point of view to the holders of outstanding shares of Company Common Stock (other than Parent and its affiliates) of the Merger Consideration to be received by such holders in the proposed Merger pursuant to the Merger Agreement.

For purposes of the opinion set forth herein, we have, among other things:

1.

reviewed certain publicly available financial statements and other publicly available business and financial information with respect to the Company and Parent, including equity research analyst reports;

2.

reviewed certain internal financial statements, analyses and forecasts (the “Company Forecasts”) and other internal financial information and operating data relating to the business of the Company, in each case, prepared by management of the Company and approved for our use by management of the Company (including the financial projections identified to us by the Company as a “Strip Pricing through 2027E Base Case,” a “Strip Pricing through 2027E CCUS Delay Case,” a “Strip Pricing through 2025E Base Case,” a “Strip Pricing through 2025E CCUS Delay Case,” a “Consensus Pricing through 2025E Base Case,” a “Consensus Pricing through 2025E CCUS Delay Case,” a “3-Year Historical Spot Price Average Base Case” and a “3-Year Historical Spot Price Average CCUS Delay Case”);

3.

discussed the past and current business, operations, financial condition and prospects of the Company and the combined company with senior management of the Company, the Board of Directors of the Company, and other representatives and advisors of the Company;

Heritage Plaza | 1111 Bagby, Suite 4900 | Houston, Texas 77002 | www.TPHco.com

TPH & Co. is the energy business of Perella Weinberg Partners LP, a registered broker-dealer, Members FINRA/SIPC

4.	discussed with members of the senior management of the Company their assessment of the strategic rationale for, and the potential benefits of, the Merger;

5.	compared the financial performance of the Company with that of certain publicly-traded companies which we believe to be generally relevant;

6.	compared the financial terms of the Merger with the publicly available financial terms of certain transactions which we believe to be generally relevant;

7.

reviewed the historical trading prices and trading activity for the Company Common Stock and compared such price and trading activity with that of securities of certain publicly-traded companies which we believe to be generally relevant;

8.	participated in discussions among representatives of the Company and Parent and their respective advisors;

9.

took into account the results of our efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest and proposals from third parties with respect to a potential acquisition of the Company;

10.	reviewed a draft of the Merger Agreement dated July 13, 2023; and

11.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by us (including information that was available from public sources) and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect. With respect to the Company Forecasts, we have been advised by management of the Company and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby and we express no view as to the reasonableness of the Company Forecasts or the assumptions on which they are based. For purposes of our opinion and financial analyses, the Company’s Board of Directors directed us to use the “Strip Pricing through 2027E Base Case” and the “Strip Pricing through 2025E Base Case.” In particular, the Company Forecasts reflect certain assumptions regarding the industries or areas in which the Company operates that are subject to significant uncertainty and that, if different than assumed, could have a material impact on our analysis and this opinion. In arriving at our opinion, we have not made or been provided with any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of the Company, Parent or any of their respective subsidiaries. We have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company, Parent or any other party. In addition, we have not evaluated the solvency of any party to the Merger Agreement, or the impact of the Merger thereon, including under any applicable laws relating to bankruptcy, insolvency or similar matters.

Heritage Plaza | 1111 Bagby, Suite 4900 | Houston, Texas 77002 | www.TPHco.com

TPH & Co. is the energy business of Perella Weinberg Partners LP, a registered broker-dealer, Members FINRA/SIPC

We have assumed that the final Merger Agreement will not differ from the draft of the Merger Agreement reviewed by us in any respect material to our analysis or this opinion. We have also assumed that (i) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to our analysis and this opinion, (ii) each party to the Merger Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to our analysis and this opinion, and (iii) the Merger will be consummated in a timely manner in accordance with the terms set forth in the Merger Agreement, without any modification, amendment, waiver or delay that would be material to our analysis or this opinion. In addition, we have assumed that in connection with the receipt of all approvals and consents required in connection with the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would be material to our analysis.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the holders of Company Common Stock (other than Parent and its affiliates) of the Merger Consideration to be received by such holders in the proposed Merger pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement or any other document contemplated by or entered into in connection with the Merger Agreement, the form or structure of the Merger or the likely timeframe in which the Merger will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any party to the Merger Agreement, or any class of such persons, whether relative to the Merger Consideration or otherwise. We express no opinion as to the fairness of the Merger to the holders of any other class of securities, creditors or other constituencies of the Company, as to the underlying decision by the Company to engage in the Merger or as to the relative merits of the Merger compared with any alternative transactions or business strategies. Nor do we express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document. This opinion does not address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals.

We have acted as financial advisor to the Company with respect to the Merger and this opinion and will receive a fee for our services, a portion of which becomes payable upon delivery of this opinion (or would have become payable if we had advised the Company that we were unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse us for certain expenses and indemnify us for certain liabilities that may arise out of our engagement.

Perella Weinberg Partners LP and its affiliates, including TPH&Co., the energy business of Perella Weinberg Partners, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We and our affiliates also engage in securities trading and brokerage, asset management activities, equity research and other financial services. Except in connection with our engagement as financial advisor to the Company in connection with the Merger, during the two-year period prior to the date hereof, no material relationship existed between Perella Weinberg Partners LP or its affiliates, on the one hand, and Parent, the Company or any of their respective affiliates

Heritage Plaza | 1111 Bagby, Suite 4900 | Houston, Texas 77002 | www.TPHco.com

TPH & Co. is the energy business of Perella Weinberg Partners LP, a registered broker-dealer, Members FINRA/SIPC pursuant to which we or our affiliates has received or anticipates receiving compensation. However, we and our affiliates in the future may provide investment banking and other financial services to Parent and/or the Company and their respective affiliates and in the future may receive compensation for the rendering of these services. In the ordinary course of our business activities, we and our affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in (i) debt, equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company, Parent or any of their respective affiliates and (ii) any currency or commodity that may be material to the parties or otherwise involved in the Merger. This issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion and our advisory services are for the information and assistance of the Board of Directors of the Company in connection with, and for the purpose of its evaluation of, the Merger. This opinion is not intended to be and does not constitute a recommendation to any holder of Company Common Stock as to how such holder should vote or otherwise act with respect to the proposed Merger or any other matter. We express no opinion as to what the value of the Parent Common Stock actually will be when issued or the prices at which the Company Common Stock or Parent Common Stock will trade at any time, including following announcement or completion of the Merger. In addition, we express no opinion as to the fairness of the Merger to, or any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of the Company. Our opinion is necessarily based on financial, economic, market, monetary and other conditions as in effect on, and the information made available to us as of, the date hereof. Subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by holders of outstanding shares of Company Common Stock (other than Parent and its affiliates) in the proposed Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

PERELLA WEINBERG PARTNERS LP

Heritage Plaza | 1111 Bagby, Suite 4900 | Houston, Texas 77002 | www.TPHco.com

TPH & Co. is the energy business of Perella Weinberg Partners LP, a registered broker-dealer, Members FINRA/SIPC

Annex D

July 13, 2023

Board of Directors

Denbury Inc.

5851 Legacy Circle

Plano, Texas 75024

Members of the Board of Directors:

We understand that Denbury Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among the Company, Exxon Mobil Corporation (“Purchaser”) and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub shall merge with and into the Company (the “Merger”), whereupon the separate existence of Merger Sub shall cease and the Company shall be the surviving corporation (the “Surviving Corporation”) as a wholly owned subsidiary of Purchaser and each outstanding share of common stock of the Company immediately prior to the Merger (such shares, the “Shares”), other than the Shares to be cancelled in accordance with the Agreement and any Shares held by any subsidiary of either the Company or Parent (other than Merger Sub), shall be converted into the right to receive 0.840 shares of common stock of Purchaser (the “Consideration”), each without par value (such shares, “Purchaser Shares” and such transactions, collectively, the “Transaction”), without interest and subject to any withholding of taxes required by applicable law. The terms and conditions of the Transaction are fully set forth in the Agreement.

You have asked us for our opinion as to the fairness, from a financial point of view, to the holders of the Shares of the Consideration to be received by such holders in the Transaction. In arriving at the opinion set forth below, we have, among other things:

(i)	reviewed certain publicly available information concerning the business, financial condition and operations of the Company and the Purchaser;

(ii)	reviewed certain internal information concerning the business, financial condition and operations of the Company prepared and furnished to us by the management of the Company;

(iii)

reviewed certain internal financial analyses, estimates and forecasts relating to the Company, including projections for fiscal years 2023 through 2030 that were prepared by or at the direction of and approved for our use by the management of the Company (collectively, the “Projections”);

(iv)

held discussions with members of senior management of the Company concerning, among other things, their evaluation of the Transaction and the Company’s business, operating and regulatory environment, financial condition, prospects and strategic objectives;

(v)	reviewed the historical market prices and trading activity for the Shares;

(vi)	compared certain publicly available financial and stock market data for the Company with similar information for certain other companies that we deemed to be relevant;

(vii)	compared the proposed financial terms of the Transaction with publicly available financial terms of certain other business combinations that we deemed to be relevant;

(viii)	reviewed a draft, dated July 13, 2023 of the Agreement; and

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(ix)	performed such other financial studies, analyses and investigations, and considered such other matters, as we deemed necessary or appropriate for purposes of rendering this opinion.

In preparing this opinion, with your consent, we have relied upon and assumed the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by us, without independent verification thereof. We have assumed, with your consent, that the Projections and the assumptions underlying the Projections, and all other financial analyses, estimates and forecasts provided to us by the Company’s management, have been reasonably prepared in accordance with industry practice and represent the Company management’s best currently available estimates and judgments as to the business and operations and future financial performance of the Company. We assume no responsibility for and express no opinion as to the Projections, the assumptions upon which they are based or any other financial analyses, estimates and forecasts provided to us by the Company’s management. We have also assumed that there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company since the respective dates of the last financial statements made available to us. We have relied, with your consent, on the Company management’s representations and/or projections regarding taxable income, standalone net operating loss utilization and other tax attributes of the Company. We have further relied, with your consent, upon the assurances of the management of the Company that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading.

We have not been asked to undertake, and have not undertaken, an independent verification of any information provided to or reviewed by us, nor have we been furnished with any such verification and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not conduct a physical inspection of any of the properties or assets of the Company. We did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company under any applicable laws.

We also have assumed, with your consent, that the final executed form of the Agreement will not differ in any material respects from the draft reviewed by us and that the consummation of the Transaction will be effected in accordance with the terms and conditions of the Agreement, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or Purchaser or the contemplated benefits of the Transaction. We have also assumed that the representations and warranties made by the Company and Purchaser in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. At your direction, we have assumed that it is intended for the Merger to qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We are not legal, tax or regulatory advisors and have relied upon without independent verification the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters.

In arriving at our opinion, we were not asked to solicit, and did not solicit, interest from any party with respect to any sale, acquisition, business combination or other extraordinary transaction involving the Company or its assets. We have not considered the relative merits of the Transaction as compared to any other business plan or opportunity that might be available to the Company or the effect of any other arrangement in which the Company might engage and our opinion does not address the underlying decision by the Company to engage in the Transaction. Our opinion is limited to the fairness as of the date hereof, from a financial point of view, to the holders of the Shares of the Consideration to be received by such holders in the Transaction, and our opinion does not address any other aspect or implication of the Transaction, the Agreement, or any other agreement or understanding entered into in connection with the Transaction or otherwise. We further express no opinion or view as to the fairness of the Transaction to the holders of any other class of securities, creditors or other

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constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. We also express no opinion as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by holders of the Shares or otherwise.

Our opinion is necessarily based upon economic, market, monetary, regulatory and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We express no opinion as to the prices or trading ranges at which the Shares or Purchaser Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Purchaser or the Transaction or as to the impact of the Transaction on the solvency or viability of the Company or Purchaser or the ability of the Company or Purchaser to pay its obligations when they come due.

This opinion has been approved by a fairness committee of PJT Partners LP in accordance with established procedures. This opinion is provided to the Board of Directors of the Company, in its capacity as such, in connection with and for the purposes of its evaluation of the Transaction only and is not a recommendation as to any action the Board of Directors should take with respect to the Transaction or any aspect thereof. This opinion does not constitute a recommendation to any holder of the Shares as to how any stockholder should vote or act with respect to the Transaction or any other matter. This opinion is not to be quoted, referenced, summarized, paraphrased or excerpted, in whole or in part, in any registration statement, prospectus or proxy or information statement, or in any other report, document, release or other written or oral communication prepared, issued or transmitted by the Board of Directors, including any committee thereof, or the Company, without our prior written approval. However, a copy of this opinion may be included, in its entirety, as an exhibit to any proxy, information statement or Schedule 14D-9 the Company is required to file with the Securities and Exchange Commission and distribute to its stockholders in connection with the Transaction. Any summary of or reference to this opinion or the analysis performed by us in connection with the rendering of this opinion in such documents shall require our prior written approval.

We are acting as financial advisor to the Company with respect to the Transaction and will receive a fee from the Company for our services, which is payable upon the delivery of this opinion to the Board of Directors of the Company. In addition, the Company has agreed to reimburse us for all reasonably incurred and documented expenses and to indemnify us for certain liabilities arising out of the performance of such services (including the rendering of this opinion).

In the ordinary course of our and our affiliates’ businesses, we and our affiliates may provide investment banking and other financial services to the Company, Purchaser or their respective affiliates and may receive compensation for the rendering of these services. During the two years preceding the date of this opinion, we and certain of our affiliates have not advised or received compensation from the Company or Purchaser.

* * *

Based on and subject to the foregoing, we are of the opinion, as investment bankers, that, as of the date hereof, the Consideration to be received by the holders of the Shares in the Transaction is fair to such holders from a financial point of view.

Very truly yours,

PJT Partners LP

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